FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Dated March 31, 2004

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 31, 2004

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant's name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNUAL REPORT 2003

Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,800 staff worldwide.

Financial calendar

Annual General Meeting	Friday, April 30, 2004

First quarter results 2004	Wednesday, May 5, 2004

Payment of par value reduction (in lieu of a dividend)	Monday, July 12, 2004

Second quarter results 2004	Wednesday, August 4, 2004

Third quarter results 2004	Thursday, November 4, 2004

LIST OF CONTENTS

ANNUAL REPORT
LIST OF CONTENTS
MESSAGE FROM THE CHAIRMAN
MESSAGE FROM THE CO-CHIEF EXECUTIVE OFFICERS
CREDIT SUISSE GROUP KEY FIGURES 2003
INFORMATION ON THE COMPANY
INFORMATION ON THE COMPANY | CREDIT SUISSE GROUP
Overview
Credit Suisse Financial Services
Credit Suisse First Boston
Corporate Center
Outsourcing of services
Strategy
Business unit strategies
Company history and legal structure
INFORMATION ON THE COMPANY | CREDIT SUISSE FINANCIAL SERVICES
Overview
Strategy
Credit Suisse Business School: A passion to learn and perform
Private Banking
Overview
Products and services
Corporate & Retail Banking
Overview
Products and services
Marketing and distribution
Life & Pensions
Overview
Acquisitions and divestitures
Products and services
Traditional products
Non-traditional products
Disability insurance
Group pensions
Marketing and distribution
Insurance
Overview
Acquisitions and divestitures
Products and services
Motor insurance
Non-motor insurance (excluding accident and health)
Accident and health insurance
Marketing and distribution
Operating environment and competition
Operating environment
Competition
INFORMATION ON THE COMPANY | CREDIT SUISSE FIRST BOSTON
Overview
Strategy
Institutional Securities
Overview
Products and services
Fixed Income division
Equity division
Investment Banking division
Global investment research
CSFB Financial Services
Overview
Products and services
Asset management and advisory services
Funds
Operating environment and competition
Operating environment
Competition
INFORMATION ON THE COMPANY | CREDIT SUISSE GROUP AND SOCIETY
Fulfillment of responsibilities
Commitment to sustainability
Employees
Fairness and equal opportunities
Continuous learning
The market creates a need for action
Clients
Adapting to economic and social changes
Central role – enhanced responsibility
Quality and satisfaction
Society
Following the rules
In dialog with society
Supporting non-commercial initiatives
Sponsorship
Environmental management
Management system
Improving environmental performance
Sustainability products and services
Management of environmental and social risks
Bridging the gap
Sustainability investments
OPERATING AND FINANCIAL REVIEW
OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE GROUP
OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE FINANCIAL SERVICES
Private Banking
Corporate & Retail Banking
Life & Pensions
Insurance
Investments for Life & Pensions and Insurance
OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE FIRST BOSTON
Institutional Securities
CSFB Financial Services
OPERATING AND FINANCIAL REVIEW | SUPPLEMENTAL INFORMATION
OPERATING AND FINANCIAL REVIEW | CORPORATE CENTER
Reconciliation of operating RESULTS to SWISS GAAP
Introduction
Credit Suisse Financial Services business unit
Credit Suisse First Boston business unit
RISK MANAGEMENT
CREDIT SUISSE GROUP RISK MANAGEMENT
Overview
Risk management principles
Risk management oversight
Risk management oversight at the Board level
Risk management oversight at the Group management level
Risk management oversight at the business unit, segment and division management level
Risk categories
Risk limits
Economic Risk Capital
Introduction
Concept
Applications
Key position risk trends 2003
Market risk
Overview
Trading portfolios
Risk measurement and management
Development of trading portfolio risks
VaR results and distribution of trading revenues
Non-trading portfolios
Risk measurement and management
Development of non-trading portfolio risks
Credit risk for the banking businesses
Definition of credit risk
Credit risk management approach
Loans
Due from banks, due from customers and mortgages
Non-performing loans
Potential problem loans
Loan valuation allowances and provisions
Loan valuation allowances and provisions for inherent credit losses
Summary of loan valuation allowance experience
Year ended December 31, 2003 compared to year ended December 31, 2002
Country risk
Insurance risk
Introduction
Risk structure in the insurance business
Non-life
Life
Reinsurance
Business risk
Liquidity and funding risk
Operational risk
How Credit Suisse Group measures market risk
Introduction
Value-at-Risk
Assumptions
Limitations
Scenario analysis
Assumptions
Limitations
FINANCIAL INFORMATION
FINANCIAL INFORMATION
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF THE GROUP AUDITORS
PARENT COMPANY FINANCIAL STATEMENTS
NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS
PROPOSALS TO THE ANNUAL GENERAL MEETING
REPORT OF THE STATUTORY AUDITORS
FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA
CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Introduction
Company
Major shareholders
Capital structure
Board of Directors of Credit Suisse Group
Membership and qualifications
Independence
Meetings
Board responsibilities
Board Committees
Chairman’s and Governance Committee
Audit Committee
Compensation Committee
Risk Committee
Members of the Board of Directors and the Committees
Proposed Members of the Board of Directors
Honorary Chairman of Credit Suisse Group
Secretaries of the Board of Directors
Changes in the Group Executive Board
Senior Management of Credit Suisse Group
Senior Management of the business units
Executive Board Credit Suisse Financial Services
Operating Committee Credit Suisse First Boston
Advisory Board of Credit Suisse Group
Management
Group Executive Board
Members of the Group Executive Board
Compensation
Core compensation principles
Performance based
Value oriented
Market driven
Shareholder aligned
Compensation elements
Fixed compensation
Variable compensation
Metrics
The Company
The business unit, division and/or department
The individual employee
Loans to Members of the Board of Directors and Group Executive Board
Shareholders
Voting rights, transfer of shares
Annual General Meeting
Changes of control and defense measures
Duty to make an offer
Clauses on changes of control
Auditors
Internal Auditors
External Auditors
Information policy
MAIN OFFICES
INFORMATION FOR INVESTORS
Enquiries
Copies of all Credit Suisse Group financial publications may be ordered from:

In this year’s corporate reports, we have chosen the work of Swiss artist Daniel Grobet to represent Credit Suisse Group’s 360° approach to finance. In his hand-crafted iron sculptures, Daniel achieves a harmonious balance by carefully combining static and dynamic elements.

This symbol is used to indicate topics on which further information is available on our website. Go to www.credit-suisse.com/annualreporting/bookmarks.html to find links to the relevant information. This additional information indicated is publicly accessible and does not form part of the Annual Report. Some areas of Credit Suisse Group’s websites are only available in English.

MESSAGE FROM THE CHAIRMAN

Walter B. Kielholz
Chairman of the Board of Directors

Dear shareholders

Following a period of transition in 2002, when we defined the measures necessary to achieve a successful turnaround, 2003 was a year in which Credit Suisse Group had to demonstrate its strength. The Board of Directors and the Executive Board are pleased to see that our enormous efforts have proved successful and the Group has returned to profitability. Your company is now once again solidly positioned as one of the world’s leading financial services providers.

Credit Suisse Group recorded a net profit of CHF 5.0 billion for 2003. The Board of Directors has decided to propose a reduction in par value of CHF 0.50 per share in lieu of a dividend for the financial year 2003 to the Annual General Meeting on April 30, 2004. This proposal reflects the significant improvement in performance compared to the previous year, in which we reported a net loss of CHF 3.3 billion and paid out a dividend of CHF 0.10 per share, as well as our continuing pursuit of a cautious policy on capitalization and our desire to create capacity for further growth.

At the end of 2002, the Board of Directors set clear strategic priorities to restore the Group to its former strength and lead it towards future success. We have achieved significant progress in all those areas:

First, we have strengthened our capital base to such an extent that we are now rated once again as one of the very well capitalized financial services providers.

Second, we have significantly reduced costs across the entire Group.

Third, at Credit Suisse First Boston, we further focused on promoting a corporate culture based on integrity and long-term business success. We also reduced the legacy business portfolio in our investment bank, thus limiting its impact on our results.

Fourth, at Winterthur, we carefully examined our international business portfolio to identify the markets in which our insurance business could expect to achieve a strong and promising position in the long term and subsequently divested parts of the company. We also adapted our insurance business strategy to the altered market conditions.

Fifth, we realigned our European private banking activities to focus clearly on high-net-worth individuals, in line with changes to the market environment. In addition to Asia, the onshore business in Europe remains a key aspect of our growth strategy in private banking.

I believe that we have come a long way in restoring Credit Suisse Group’s credibility towards you, our shareholders, as well as our employees, clients and the general public. In view of our ability to master difficult situations rapidly and decisively, the confidence of our various stakeholder groups has returned. We thus have a good basis for Credit Suisse Group’s continued growth.

Our 2003 results are good considering the Group’s financial position just over one year ago. However, Credit Suisse Group is not yet where it should be. The objective for all of our businesses in 2004 is to improve revenues while maintaining a disciplined approach to costs; to grow our market share; and to make further progress towards our goal of sustained profitability. We believe that we have created a solid position upon which to achieve these goals.
Walter B. Kielholz
March 2004

MESSAGE FROM THE CO-CHIEF EXECUTIVE OFFICERS

Oswald J. Grübel
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse Financial Services

John J. Mack
Co-CEO Credit Suisse Group
Chief Executive Officer
Credit Suisse First Boston

Dear shareholders

In 2003, Credit Suisse Group fulfilled its pledge to return to sound profitability, reporting a net profit of CHF 5.0 billion. The Group benefited in 2003 from the improving global markets and the results reflect increased activity levels and improved investor confidence.

In addition to focusing on profitability, the Group has concentrated on efficiency, maintaining leading positions in key markets and building its client franchise. In 2003, the Group made certain divestitures, most significantly at Winterthur with the sale of Republic in the US, Churchill in the UK and Winterthur Italy. These divestitures have allowed us to focus on core businesses and strengthened the Group’s capital position.

At the Credit Suisse Financial Services business unit, we achieved a strong performance in 2003, reporting a net profit of CHF 4.1 billion. Credit Suisse Financial Services benefited from a better global market environment and the implementation of efficiency measures. The leading market position of Private Banking and the expansion of the private mortgage business in Corporate & Retail Banking and Private Banking contributed to the year’s sound performance. Winterthur’s strong recovery in 2003 was mainly attributable to increased investment income, reflecting its goal of more dynamically managing its investment portfolio. Improvements in underwriting result and claims management and significant progress in reducing administration costs also contributed to Winterthur’s turnaround last year.

At the Credit Suisse First Boston business unit, we realized a successful turnaround from the negative result in 2002 with a net profit in 2003 of CHF 1.2 billion. In 2003, Credit Suisse First Boston focused on profitability and cost discipline and received notable recognition in several areas including the number one market share in high yield debt. Significant progress was made during the year towards building an equity compensation culture by changing the incentive equity award strategy, while maintaining a strong risk culture. Credit Suisse First Boston also benefited during the year from lower credit provisions as a result of the continued improvement in the credit markets.

Given our return to sound profitability in 2003, Credit Suisse Group is well positioned to compete successfully in its primary markets. While our businesses remain tied to fluctuations and risks in the capital markets, we are optimistic about 2004, given the current levels of client activity and improving economic conditions. We are proud of what our employees have accomplished in 2003 and expect to continue to make progress towards achieving leading performance in our respective businesses.
Oswald J. Grübel John J. Mack
March 2004

CREDIT SUISSE GROUP KEY FIGURES 2003

Consolidated income statement
				Change	Change
				in %	in %
in CHF m	2003	2002	2001	2003/2002	2002/2001

Operating income	26,322	28,038	39,154	(6)	(28)
Gross operating profit	7,421	4,509	8,870	65	(49)
Net profit/(loss)	4,999	(3,309)	1,587	–	–

Return on equity
				Change	Change
				in %	in %
in %	2003	2002	2001	2003/2002	2002/2001

Return on equity	16.6	(10.0)	4.1	–	–

Consolidated balance sheet
			Change
			in % from
in CHF m	31.12.03	31.12.02	31.12.02

Total assets	962,164	955,656	1
Shareholders' equity	34,692	31,394	11
Minority interests in shareholders' equity	2,956	2,878	3

Capital data
			Change
			in % from
in CHF m	31.12.03	31.12.02	31.12.02

BIS risk-weighted assets	190,761	196,486	(3)
BIS tier 1 capital	22,287	17,613	27
of which non-cumulative perpetual preferred securities	2,169	2,162	0
BIS total capital	33,207	28,311	17

Capital ratios
in %		31.12.03	31.12.02

BIS tier 1 ratio	Credit Suisse	8.2	7.4
	Credit Suisse First Boston 1)	13.6	10.3
	Credit Suisse Group 2)	11.7	9.0
BIS total capital ratio	Credit Suisse Group	17.4	14.4

Assets under management/client assets
			Change
			in % from
in CHF bn	31.12.03	31.12.02	31.12.02

Advisory assets under management	609.6	577.9	5
Discretionary assets under management	589.8	582.1	1
Total assets under management	1,199.4	1,160.0	3
Client assets	1,343.3	1,757.9	(24)

Net new assets
			Change
			in % from
in CHF bn	2003	2002	2002

Net new assets	4.8	(1.4)	–

1) Ratio is based on a tier 1 capital of CHF 12.1 bn (31.12.02: CHF 10.6 bn), of which non-cumulative perpetual preferred securities is CHF 1.0 bn (31.12.02: CHF 1.0 bn).
2) Ratio is based on a tier 1 capital of CHF 22.3 bn (31.12.02: CHF 17.6 bn), of which non-cumulative perpetual preferred securities is CHF 2.2 bn (31.12.02: CHF 2.2 bn).

Number of employees (full-time equivalents)
				Change
				in % from
		31.12.03	31.12.02	31.12.02

Switzerland	banking	19,661	21,270	(8)
	insurance	6,426	7,063	(9)
Outside Switzerland	banking	20,310	25,057	(19)
	insurance	14,440	25,067	(42)
Total employees Credit Suisse Group		60,837	78,457	(22)

Share data
			Change
			in % from
	31.12.03	31.12.02	31.12.02

Shares issued	1,195,005,914	1,189,891,720	0
To be issued upon conversion of MCS 1)	40,413,838	40,413,838	0
Own shares, net 2)	(21,220,018)	–	–

Shares outstanding	1,214,199,734	1,230,305,558	(1)

Share price in CHF	45.25	30.00	51

Market capitalization in CHF m	54,943	36,909	49

Book value per share in CHF	26.14	23.18	13

1) Maximum number of shares related to Mandatory Convertible Securities (MCS) issued by Credit Suisse Group Finance (Guernsey) Ltd.
2) Reflects applied mandatory changes in Swiss Federal Banking Commission guidelines.

Share price
			Change
			in % from
in CHF	2003	2002	2002

High (closing price)	48.70	73.60	(34)
Low (closing price)	20.70	20.60	0

Earnings per share
						Change	Change
						in %	in %
	2003		2002		2001	2003/2002	2002/2001

Net profit/(loss) in CHF m	4,999		(3,309)		1,587	–	–
Diluted net profit/(loss) in CHF m	4,999		(3,309)		1,588	–	–

Weighted average shares outstanding	1,209,297,290	1)	1,190,206,207	2)	1,194,090,788	2	0
Dilutive impact	31,562,945	1)	0	3)	9,356,766	–	–
Weighted average shares, diluted	1,240,860,235	1)	1,190,206,207		1,203,447,554	4	(1)

Basic earnings per share in CHF	4.13		(2.78)		1.33	–	–
Diluted earnings per share in CHF	4.03		(2.78)		1.32	–	–

1) Reflects in 2003 applied mandatory changes in Swiss Federal Banking Commission guidelines.
2) Adjusted for weighted average shares repurchased.
3) The calculation of the diluted loss per share in the financial year 2002 excludes the effect of the potential exchange of convertible bonds and the potential exercise of options to purchase shares, as the effect would be anti-dilutive.

INFORMATION ON THE COMPANY

INFORMATION ON THE COMPANY | CREDIT SUISSE GROUP

Overview

Credit Suisse Group is a global financial services company domiciled in Switzerland. The activities of Credit Suisse Group are structured into two main business units described below.

Credit Suisse Financial Services
Credit Suisse Financial Services is a leading provider of comprehensive financial services in Europe and other selected markets. Under the main brands Credit Suisse and Winterthur, Credit Suisse Financial Services offers private banking and financial advisory services, investment products as well as insurance and pension solutions for private and corporate clients.

Credit Suisse Financial Services consists of four segments:

Private Banking, providing wealth management services for high-net-worth clients around the world;
Corporate & Retail Banking, serving corporate and retail banking clients in Switzerland;
Life & Pensions, providing Winterthur’s insurance and pension solutions to private and corporate clients in Europe and selected Asian markets; and
  Insurance*, providing Winterthur’s non-life insurance to private and corporate customers predominantly in Europe and the United States. Effective January 1, 2004, the Insurance segment was renamed Non-Life.

Credit Suisse First Boston
Credit Suisse First Boston, in its role as financial intermediary, serves institutional, corporate, government and high-net-worth clients around the world, with a broad range of financial products and investment advisory services.

Credit Suisse First Boston consists of two segments:
  Institutional Securities, which provides securities underwriting, financial advisory services, capital raising services and sales and trading products worldwide, and conducts private equity investment activities; and

CSFB Financial Services**, which provides asset management products and financial and advisory services to institutional and private clients.

Effective January 1, 2004, Credit Suisse First Boston reorganized its operations by transferring the private equity and private fund groups from the Institutional Securities segment to the CSFB Financial Services segment, which has been renamed Wealth & Asset Management.

Corporate Center
The Credit Suisse Group Corporate Center performs typical parent company functions for the benefit of the Group as a whole and includes parent company operations, certain centrally managed functions and consolidation adjustments.

The Corporate Center consists of the following functions reporting directly to the Group Co-Chief Executive Officers, with exception of Group internal audit, which reports to the Audit Committee:
Group internal audit;
Group communications;
Group-level functions assigned to the Chief Financial Officer, including accounting and financial reporting, tax, investor relations, capital and liquidity management and corporate development;
Group legal and compliance; and
Group risk management.

Outsourcing of services
Where the outsourcing of services through agreements with external service providers is considered significant under the terms of Swiss Federal Banking Commission Circular 99/2 “Outsourcing”, those agreements comply with all regulatory requirements with respect to business and banking secrecy, data protection and customer information. For Credit Suisse Group, no significant outsourcing relationships exist with external service providers.

Strategy

Credit Suisse Group’s strategy is to strengthen its global position in asset gathering and investment banking by being a leader in private wealth management, global asset management, European insurance, retail banking in Switzerland and global investment banking. The Group’s overall objective is to achieve sustainable growth by focusing on customer satisfaction, product innovation, leveraging its franchises and being the employer of choice for talented individuals.

Within each of its businesses, Credit Suisse Group aims to grow by expanding its market presence while at the same time further developing its product offerings through innovation and quality service. Each business strives to enhance efficiency and productivity by leveraging financial resources, improved execution, strict cost management and process streamlining. Special priority will be placed on managing Credit Suisse Group’s reputation, through continued attention to financial controls and risk management.

The Group believes that key points of leverage include its brands, proprietary products, customer access and distribution networks, access to and presence in the capital markets, asset management expertise as well as technology and processing capabilities.

The Group also believes that changing demographics, anticipated pension reforms in key markets, inter-generational wealth transfer and globalization of financial markets, among other trends, will continue to be sources of demand for Credit Suisse Group’s products and services in the future.

Business unit strategies
Within the framework of the overall Group strategy, each of the two business units also pursues its own more specific strategy designed to meet the needs of its customers, as well as its particular operating and competitive environment. These strategies are discussed in more detail in the respective descriptions of the business units.

Company history and legal structure

The history of Credit Suisse Group dates back to the formation of Schweizerische Kreditanstalt, founded in 1856. The first branch was opened in Basle in 1905 and the first branch outside of Switzerland was opened in New York in 1940. In 1978, the cooperation with First Boston, Inc. began and in 1990, a controlling stake was acquired. A controlling stake in Bank Leu was purchased in 1990, Schweizerische Volksbank was purchased in 1993, Neue Aargauer Bank was purchased in 1994, and the merger with Winterthur took place in 1997. Other key acquisitions included Warburg Pincus Asset Management in 1999, and Donaldson, Lufkin & Jenrette Inc., or DLJ, in 2000.

Credit Suisse Group’s two business units, Credit Suisse Financial Services and Credit Suisse First Boston, are comprised of the segments as detailed above, which are grouped within three principal legal entities:
Credit Suisse (Private Banking and Corporate & Retail Banking segments);
Credit Suisse First Boston (Institutional Securities and CSFB Financial Services segments, the latter having been renamed Wealth & Asset Management);
Winterthur (Life & Pensions and Insurance segments, the latter having been renamed Non-Life).

Credit Suisse Group is registered as a corporation in the commercial register of, and has registered offices in, Zurich, Switzerland. The address of the principal executive offices is Paradeplatz 8, P.O. Box 1, CH-8070, Zurich, Switzerland; the telephone number is +41 1 212 1616.

INFORMATION ON THE COMPANY | CREDIT SUISSE FINANCIAL SERVICES

Overview

The business unit Credit Suisse Financial Services is comprised of the segments Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance. The four segments offer comprehensive financial services to private and corporate clients, predominantly under the Credit Suisse and Winterthur brands.
  Private Banking provides high-net-worth clients in Switzerland and in numerous other markets around the world with wealth management products and services. Private Banking is one of the largest private banking operations worldwide, with a leading client-centric service model and recognized innovation capabilities;

  Corporate & Retail Banking offers banking products and services to corporate and retail clients in Switzerland. Corporate & Retail Banking is the second-largest bank in Switzerland, with a nationwide branch network and leading multi-channel capabilities;

Life & Pensions offers life insurance products through multiple distribution channels to private and corporate clients in Switzerland and other markets in Europe and Asia; and
  Insurance, renamed Non-Life effective January 1, 2004, offers non-life insurance products to private and corporate clients in Switzerland, North America and certain markets in Europe. Both insurance segments are market leaders in Switzerland and hold sound market positions in selected principal markets including Belgium, Spain and Germany.

As of December 31, 2003, Credit Suisse Financial Services’ distribution network consisted of 214 branches serving Corporate & Retail and Private Banking clients in Switzerland, approximately 50 Private Banking locations abroad, approximately 500 insurance locations in Switzerland and insurance representation in 18 countries worldwide. Approximately 70 of the banking branches and insurance agencies in Switzerland are joint locations.

In 2003, Credit Suisse Financial Services successfully completed three structural realignments:
  First, Credit Suisse Financial Services integrated the Zurich-based securities and treasury execution platform formerly run by Credit Suisse First Boston, including the mid- and back-offices and IT functions. Client relationships were not affected in any relevant way by this reorganization;

  Second, Winterthur realigned its organizational structure , bringing the Insurance and Life & Pensions segments under joint management. This realignment includes joint head office functions and the pooling of the segments’ distribution network in Switzerland, which is being implemented in phases throughout 2004; and

  Third, Winterthur divested its entire Portuguese and Italian operations (both life and non-life business), Churchill Insurance Group in the United Kingdom (non-life business) and Republic Financial Services in the United States (non-life business) to streamline its international business portfolio. These divestitures were in line with Winterthur Group’s strategy to focus on selected core markets and served to significantly strengthen its capital position.

Strategy

Credit Suisse Financial Services aims to be recognized as the benchmark in the financial services industry in terms of client focus, quality and profitability in all of its four segments. In doing so, Credit Suisse Financial Services pursues the following priorities:
Focus the organization on client needs, quality and innovation. This includes continued product and service innovations, focused marketing activities and superior service and advice;
Invest in skills and know-how of staff, as demonstrated through the establishment of the Credit Suisse Business School;
Improve productivity continuously through rigorous cost management and consequent streamlining of processes; and
Manage capital base and reputation. Above all, this means striving to generate strong cash flows and to deliver on promises, to clients, employees and shareholders.

With respect to its four segments, Credit Suisse Financial Services pursues the following strategy:
  Private Banking intends to expand its leading franchise, primarily by strengthening its international offshore and European onshore business. In its Swiss operations, Private Banking is striving to gain further market share in the onshore and Western European offshore business;

  Corporate and Retail Banking intends to further develop its profitability and increase its market share in Switzerland. The retail business is expected to grow especially in terms of mortgages and retail investment products. The corporate business will seek to increase cross-selling of non-lending products and to optimize the risk-return profile of its lending activities; and

  Winterthur Group’s life and non-life operations expect to maintain their focus on selected core markets offering the best opportunities to achieve scale and profitability. In addition, Winterthur Group aims to further develop its active approach to investment management, and to continue improvements in claims and cost management efficiency.

Credit Suisse Business School: A passion to learn and perform
Markets and client needs are changing at an ever increasing rate. As a consequence, Credit Suisse’s staff and management are confronted with increasing demands on their skills and competencies. To meet this enormous challenge, the Credit Suisse Business School was founded in Switzerland in 2003.

With the slogan ‘A passion to learn and perform’, the Credit Suisse Business School offers its employees a platform for exchanging knowledge and for development that allows them to improve their performance on an ongoing basis. In particular, the Credit Suisse Business School pursues the following objectives:
Enhancement of skills and competencies through specialist and sales training;
Promotion of Credit Suisse’s values and culture;
Provision of a platform for communicating strategy and for improving leadership skills; and
Targeted dissemination of strategic core Credit Suisse topics.

The education program is being developed in collaboration with external partner schools and universities. Credit Suisse top management is closely integrated as lecturers and participants in all programs. The establishment of the Credit Suisse Business School is a further step towards accelerating innovation as well as developing talent, with a view to enhancing the quality of services to the client.

Private Banking

Overview
Private Banking is one of the world’s largest private banking organizations with branches in Switzerland and numerous international markets, providing comprehensive wealth management products and services to high-net-worth clients through a network of relationship managers and specialists. It also offers various services to clients directly over the Internet through its portal located at www.credit-suisse.com/privatebanking.

The approximately 600,000 Private Banking clients each have a designated relationship manager as a primary point of contact. As of December 31, 2003, Private Banking had approximately 12,000 employees worldwide, of which approximately 2,500 were relationship managers and financial advisors. As of December 31, 2003, Private Banking had CHF 511.7 billion of assets under management.

The Private Banking organization is based on three market areas, focusing on clear strategic market priorities:
Market Area 1 consists of the Swiss domestic market, international private clients from Italy and France, and booking centers in Luxembourg, Guernsey, Monaco and Gibraltar;
  Market Area 2 consists of international private clients in Asia Pacific, the Middle East, the Americas, Northern Europe, Eastern Europe, Iberia, Germany and Austria. It includes the global private banking center in Singapore, as well as operations in Hong Kong and the Bahamas; and

Market Area 3 consists of the onshore banking operations in the five largest European markets Germany, Italy, the United Kingdom, France and Spain.

As of January 1, 2003, a new “Service Model Private Clients” was introduced in Switzerland. This client-centric organization aligns client segments according to their needs, product usage and location. Private clients with investable assets below CHF 250,000 or mortgages of less than CHF 1 million are now served through Corporate & Retail Banking. This allows Private Banking to strengthen its focus on high-net-worth clients.

Market Area 2 focused its activities in 2003 on further expanding the Private Banking franchise in targeted growth markets. In September 2003, Private Banking applied for an operating license in the Dubai International Financial Centre. In January 2004, Private Banking launched Credit Suisse Consultoria de Investimentos Limitada in Brazil and Credit Suisse Wealth Management Limited in the Bahamas. These two new entities arose from the transfer of the CSFB Brazil (formerly Garantia) high-net-worth client business to Private Banking. Additionally, two new Credit Suisse representative offices were opened in 2003, one in Moscow in October and one in Beijing in the middle of the year.

In 2003, Market Area 3 focused on completing the restructuring and business realignment activities in each of its European countries. These initiatives included realigning CSFB Private Client Services in London with Credit Suisse’s UK operations, implementing a new legal structure for Credit Suisse Hottinguer in France, and optimizing the support services and location networks at Credit Suisse Italy, Spain and Germany.

Private Banking also operates a number of separately branded banking and portfolio management companies, including Bank Leu, Clariden Bank and Bank Hofmann, all headquartered in Zurich; BGP Banca di Gestione Patrimoniale in Lugano; JO Hambro Investment Management Limited in London; and Frye-Louis Capital Management, Inc. in Chicago. These banks cater principally to clients who demand highly personalized services.

In addition to these activities, Private Banking operates Credit Suisse Trust, which provides independent advice and the delivery of integrated wealth management solutions to ultra high-net-worth clients.

Products and services
Private Banking is an expert in creating customized solutions that span the full range of clients’ wealth management needs. This includes comprehensive financial advice for each phase of life, as well as addressing clients’ wealth management needs that relate to their non-liquid assets such as business and property interests.

In 2003, Private Banking rolled out its new “CSPB Advisory Process” in Switzerland, which systematically analyzes and harmonizes each client’s total assets and liabilities. Using a structured approach, the client’s personal finances are analyzed and an investment strategy prepared based on the client’s risk profile, service profile and level of “free assets” after dedicated assets are set aside to cover the client’s fixed and variable liabilities. Within the investment committee’s guidelines, Private Banking’s investment professionals develop their specific investment recommendations. The subsequent implementation and monitoring of the client’s portfolio are carried out by the relationship manager using a new financial tool called “INVESTnet”, which is closely linked to Private Banking’s award-winning customer relationship management platform, “FrontNet”.

The core services of Private Banking are the management of liquid assets through investment advice and discretionary asset management. Investment advice covers a wide range of topics from portfolio consulting to advice on single securities. For clients who are interested in more active management of their portfolios, Private Banking offers dedicated investment consultants who distill the latest market information into intelligent investment recommendations, enabling clients to take advantage of market opportunities across all asset categories. For clients with more complex requirements, Private Banking offers investment portfolio structuring and implementation of individual strategies, including a wide range of investments in structured products, structured investments, private equity and real estate.

Discretionary asset management is designed for clients who wish to delegate the responsibility for investment decisions to their relationship manager. Private Banking offers a number of standardized portfolio management mandates linked to the client’s risk preferences and base currency. These mandates are available in two forms: direct investments and investments in funds. In addition, the mandates can follow either predefined investment strategies, such as capital preservation and growth or current return, or customized solutions to meet clients’ identified investment goals.

Private Banking remains at the forefront of product innovation and open architecture. Structured investment products aim to provide market-neutral investments and access to its own and third-party international asset managers through a fund-of-funds approach. Market-neutral means that asset managers pursue investment strategies which offer returns in economic climates in which traditional assets perform poorly. Private Banking currently offers mutual fund products covering more than 2,300 funds from over 50 fund providers.

For financing needs, Private Banking offers two principal financing services, securities-backed financing and margin lending, that allow clients to borrow against their investment portfolios, and real estate financing of clients’ residential properties.

Private Banking’s advisory services comprise tax planning, pension planning, wealth and inheritance advice, including the establishment of Private Banking trusts and foundations, as well as advice on life insurance. Private Banking’s corporate advisory services are aimed at entrepreneurs seeking to sell their businesses or to raise additional capital. In either case, Private Banking provides valuation services and seeks to find potential investors in the public and private markets. Private Banking also offers “Family Office” services, a variety of tailor-made products and advice for individuals and families generally with minimum assets of USD 50 million.

Corporate & Retail Banking

Overview
Corporate & Retail Banking serves both corporate and retail clients through a multi-channel approach, with a focus on Switzerland.

As of December 31, 2003, Corporate & Retail Banking had approximately 1.9 million retail clients and approximately 100,000 corporate clients. As of that date, the segment had total lendings of CHF 84.1 billion and held assets under management of CHF 70.0 billion.

Corporate & Retail Banking pursues specific strategies for each of its main client segments:
  Retail clients: providing leading service and advice, in addition to offering superior retail investment products to clients in Switzerland, while actively improving its position in the private residential mortgages business;

  Large domestic corporate clients: strengthening of existing client relationships and attracting new clients through cross-selling non-lending superior products and services to achieve adequate risk returns; and

Small and medium-sized enterprises: offering cost-efficient services and products designed to ensure appropriate risk returns.

The results of operations of Corporate & Retail Banking include the activities of Neue Aargauer Bank, a separately branded retail bank in the canton of Aargau, Switzerland.

Effective January 1, 2003, as a consequence of the “Service Model Private Clients” initiative, clients are allocated to different segments according to their needs, product usage and location. As a general rule, clients with investable assets of CHF 250,000 or mortgages of CHF 1 million mark the boundary between the Corporate & Retail Banking and Private Banking segments. Therefore, approximately 300,000 retail clients were transferred from Private Banking to Corporate & Retail Banking. Corporate & Retail Banking continues to provide an online banking platform for retail and private banking customers in Switzerland through “Direct Net”. In December 2003, “new Direct Net” was introduced, broadening the service offering for private and corporate clients. In addition, Corporate & Retail Banking and Private Banking share a number of back-office and administrative functions.

Products and services
Corporate & Retail Banking offers corporate and retail clients a wide range of financing products and services, such as mortgages, secured and unsecured corporate loans, trade finance, consumer loans, leasing, and credit cards, as well as investment products and services, payment transactions, foreign exchange, life insurance and pension products. Corporate & Retail Banking also offers clients e-banking solutions. In some cases, such as investment and insurance products, Corporate & Retail Banking sells these products jointly with other segments, including Private Banking, Life & Pensions, Insurance and CSFB Financial Services.

In the credit card business, Corporate & Retail Banking operates the joint venture Swisscard AECS with American Express Travel Related Services Company for the purpose of issuing cards, processing transactions and acquiring merchants. As a market leader in credit cards in Switzerland in terms of turnover, Swisscard AECS offers Eurocard Mastercard, Visa and American Express cards. These credit cards are distributed through Corporate & Retail Banking’s sales channels, as well as through those of Swisscard AECS.

Corporate & Retail Banking offers sophisticated payment solutions tailored to the needs of all customer segments. The variety of payment products ranges from IT-based, fully automated transaction solutions for large corporate clients to cost-efficient and convenient schemes for private clients. In August 2003, Corporate & Retail Banking launched SecureMail for banking clients, a secure internet-based e-mail service for communication between the relationship manager and the client. A further rollout for other client segments is planned for 2004.

For its lending products, Corporate & Retail Banking often requires a pledge of collateral. The amount of collateral required is determined based on the type and amount of the loan, as well as the risk profile of the specific customer. As of December 31, 2003, over 78% of its loan portfolio was secured by collateral, including marketable securities, commercial and residential properties and bank and client guarantees.

For the third consecutive year, Credit Suisse Trade Finance was awarded the “Best Trade Finance Bank in Switzerland” by Global Finance Magazine, New York. “Direct Trade Finance”, launched in November 2002, is a new internet-based trade finance application for internationally active corporate clients. Credit Suisse was the first bank to offer this service in Switzerland.

Marketing and distribution
As of December 31, 2003, Corporate & Retail Banking served its clients through 214 banking branches, including 33 branches of Neue Aargauer Bank in Switzerland. In approximately 70 of these locations, Corporate & Retail Banking, Insurance and Life & Pensions share joint facilities to enable better cross-selling of banking and insurance products. Corporate & Retail Banking markets its products to clients under the Credit Suisse brand primarily through its branch network and direct channels, including the Internet and telephone banking.

Advisors for small and medium-sized corporate clients are based in 34 of its locations, as well as 9 branches of Neue Aargauer Bank. Corporate & Retail Banking serves its large domestic clients through two regional offices in Zurich and Lausanne, Switzerland.

Life & Pensions

Overview
Life & Pensions provides life and pension products for private and corporate clients through multiple distribution channels.

The principal markets of Life & Pensions are in Western Europe, where the focus is on Switzerland and Germany, and, to a lesser extent, the United Kingdom, Belgium, Spain and the Netherlands. In addition, it has operations in Central and Eastern Europe and in selected Asian markets. Under the new Winterthur Group structure, Life & Pensions’ operations in Switzerland are managed as an independent market unit. All other Life & Pensions operations are managed as part of the combined Life & Pensions and Insurance market units in the individual countries. In Switzerland, Life & Pensions particularly benefits from access to the branch distribution network of Credit Suisse Financial Services, which enables cross-selling opportunities. In terms of 2002 gross premiums written, Life & Pensions ranked as the tenth largest life insurer in Europe.

Within its home market of Switzerland, Life & Pensions was the leading provider of life insurance, based on 2002 gross premiums written. The majority of gross premiums written by the Switzerland market unit are derived from traditional group life business.

The Life & Pensions operations in Germany, which are part of DBV-Winterthur, sell principally traditional insurance products to individual clients. In the United Kingdom, Life & Pensions offers a wide range of unit-linked products and tailor-made personal pension schemes, predominantly to affluent private clients.

The Life & Pensions operations in Belgium ranked eighth, based on 2002 gross premiums written. The majority of gross premiums written in Belgium relate to traditional individual life business, and the market unit is continuing to take measures to increase its unit-linked business. In Spain and the Netherlands, traditional individual business is also the primary line of business. In its Central and Eastern European markets, where there have been significant developments in pension reform over the past several years, Life & Pensions administers pension funds and seeks to offer supplementary personal pension schemes, as well as unit-linked life insurance policies. Life & Pensions also has operations in Japan, Hong Kong, Taiwan and Indonesia.

Acquisitions and divestitures
In November 2002, Winterthur Group announced the divestiture of its subsidiaries, Companhia Europeia de Seguros S.A. and Winterthur Pensiones S.A., in Portugal. The divestiture of the Portuguese operations was finalized in May 2003.

The divestiture of the Italian operations was finalized in September 2003. The divestitures of the Portuguese and Italian life and non-life operations reflect Winterthur Group’s strategy of streamlining its international business portfolio, thereby focusing more strongly on principal markets and taking advantage of opportunities for growth and profitability.

Products and services
Life & Pensions’ products consist of traditional and non-traditional life insurance, both of which are offered on an individual and group basis. The majority of Life & Pensions’ products are participating products, which provide guaranteed benefits and dividends based on legal or contractual obligations, or at management’s discretion. Life & Pensions also provides disability insurance, as well as a number of additional products, to group pension funds on a defined benefit or defined contribution basis. The segment is continuing to develop innovative solutions for its key markets and to take measures to increase sales of non-traditional products, which are primarily unit-linked.

Traditional products
Traditional products consist of endowments and annuities for which the investment risk is borne by the insurer and not by the policyholder. The insurer also bears mortality risk for the life of the product. These products include pure protection, or term insurance, designed to provide a lump sum at the end of a fixed term and death coverage during the term. Endowments and annuities can be regular or single premium products. For traditional with-profit products, policyholder premiums are invested by the insurer in a range of assets, including equities, real estate and fixed income securities. With-profit policyholders receive a share of the profits resulting from the insurance company’s investments. In 2003, Life & Pensions’ gross premiums from traditional products represented approximately 77% of its total gross premiums.

Non-traditional products
Non-traditional products are medium-term to long-term savings products with life insurance coverage for which the investment risk is borne in whole or in part by the policyholder depending upon whether there is a guaranteed minimum payment. These products include variable annuities and guaranteed investment contracts. Non-traditional products may be regular or single premium and either with-profit or unit-linked. With-profit policyholders receive a share of the profits resulting from the insurance company’s investments. Unit-linked policyholders are entitled to a return based upon the performance of segregated accounts. In 2003, Life & Pensions had gross premiums from non-traditional products representing approximately 23% of its total gross premiums.

Disability insurance
The most important disability products that Life & Pensions offers are waiver of premium and disability pensions, on a stand-alone basis or as policy riders. In the application, the policyholder typically may choose the period following disability after which the payments begin.

Group pensions
Life & Pensions offers a variety of group pension solutions, either with-profit or unit-linked, on a defined benefit or defined contribution basis for small, medium-sized and large companies. These products include asset accumulation or investment vehicles, protection for death and disability and income or annuity components. Swiss group pension plans, which are part of the “second pillar” of the Swiss retirement savings system, are subject to a minimum return which is set by the Swiss government on the basis of the Swiss federal law on occupational benefit plans (second pillar). This rate was initially reduced from 4% to 3.25% as of January 1, 2003, and again to 2.25% as of January 1, 2004. As of December 31, 2003, the employee benefit business subject to the minimum rate of return represented 20.3% of the life technical reserves.

Effective January 1, 2004, Life & Pensions introduced its new employee benefit business model for Swiss group pension plans, as announced in the first half of 2003 . This new model is more closely aligned with the current economic environment and developments in terms of life expectancy.

Marketing and distribution
Sharing many distribution channels with the Insurance segment, Life & Pensions distributes its products principally through tied or exclusive agents, brokers and banks. In 2003, approximately 59% of Life & Pensions’ premium production, which includes gross premiums written and off-balance sheet sales, were derived from tied agents, including agents of the Insurance segment. Approximately 20% were derived from brokers and approximately 15% were derived from banks, including branches of Corporate & Retail Banking and Private Banking. In the United Kingdom, independent financial advisors market highly specialized, investment-only individual pension products and group defined contribution pension plans.

Life & Pensions sells group life products principally through tied agents to small and medium-sized companies, and through brokers and an organization of employee benefit consultants with insurance and banking skills for multinational corporate customers.

In 2003, Winterthur Group announced the restructuring of its Life & Pensions and Insurance sales organization in Switzerland, bringing management responsibility for the unified organization under the Insurance market unit. This reorganization, which is being implemented in stages throughout 2004, is more in line with current customer requirements by providing a single source for comprehensive insurance and pensions advice and is intended to reduce overall sales costs. The new structure will not affect the remaining functions of the Life & Pensions Switzerland market unit.

Insurance

Overview
Insurance, which was renamed Non-Life effective January 1, 2004, provides non-life insurance to private and small corporate clients through a range of distribution channels.

The principal market units of Insurance are Switzerland, Germany, Spain and Belgium. In addition, it has significant operations in North America. Under the new Winterthur Group structure, the Insurance operations in Switzerland continue to be managed as an independent market unit. All other Insurance operations are managed as part of the combined Life & Pensions and Insurance market units in the individual countries. Insurance is increasingly focusing its resources on markets where it has a strong position or opportunities for growth, while withdrawing from those markets where it cannot achieve sufficient scale and profitability.

In terms of 2002 gross premiums written, it ranked the ninth largest non-life insurer in Europe (after giving effect to the sale of Churchill Insurance Group and Winterthur Italy). Within its home market of Switzerland, based on 2002 gross premiums written, Insurance was the leading Swiss all-line carrier of non-life insurance and has an extensive service network. The main product lines in this market are motor and accident, and health.

In Germany, Insurance has a particular focus on health and general liability insurance. Based on 2002 gross premiums written, Winterthur Insurance was the fifth largest insurer in Belgium. The majority of this market unit’s business is motor insurance. Following the divestiture of US-based Republic Financial Services in 2003, Insurance now operates its North American business through three regional insurance companies in the United States and two insurance companies in Canada. Winterthur’s largest US insurer, General Casualty, headquartered in Wisconsin, serves the Northeast and Midwest United States.

Acquisitions and divestitures
In 2003, Winterthur Group sold Companhia Europeia de Seguros S.A. in Portugal, Republic Financial Services in the United States, Churchill Insurance Group in the United Kingdom and Winterthur Italy. These divestitures reflect its strategy of streamlining its international business portfolio, thereby focusing more strongly on principal markets, and taking advantage of opportunities for growth and profitability.

Products and services
Insurance offers motor insurance, non-motor insurance (including fire and property and general liability insurance) and accident and health insurance to individual and small and medium-sized corporate customers. It focuses on personal and commercial lines of insurance designed to provide a high level of customer service. For small and medium-sized corporate clients, it offers packaged products combining different lines of insurance.

Motor insurance
Motor insurance is the largest single product line of the Insurance segment and contributed approximately 41% to total gross premiums written in 2003. In Switzerland and most other European countries, every automobile owner is required to maintain third-party liability coverage.

Non-motor insurance (excluding accident and health)
Insurance’s fire, property and general liability products include building insurance, covering damage from fire, flood and weather-related incidents, and insurance covering liability claims against individuals and businesses. It sells property insurance to individual customers, commercial property insurance and business interruption insurance. Insurance’s general liability business provides a wide range of personal and commercial liability insurance products, covering the liability of private persons and small and medium-sized businesses arising from their activities and premises. Commercial product lines include insurance for operations, products, professional activities and environmental liability. In 2003, non-motor business contributed approximately 37% to total gross premiums written.

Accident and health insurance
Insurance offers individual health insurance, covering medical expenses, per diem hospital expenses and lost pay in the event of illness. It also provides individual accident insurance covering these expenses, as well as death and disability claims. In addition to personal product lines, Insurance also sells commercial group accident insurance covering medical and per diem hospital expenses as well as providing annuities in the event of death or disability caused by accidents at work or at home. It also offers collective accident insurance as well as collective health insurance, covering per diem hospital expenses for illness or birth of a child. In 2003, the accident and health business contributed approximately 22% to total gross premiums written.

Marketing and distribution
Insurance distributes its products through a range of different distribution channels, including tied agents, brokers, banks and direct channels and, to a lesser extent, call centers and the Internet. In 2003, approximately 40% of Insurance’s total gross premiums written were derived from tied agents and approximately 37% were derived from brokers. The remainder was generated through call centers, banks and other distribution channels.

In 2003, Winterthur Group announced the restructuring of its Life & Pensions and Insurance sales organization in Switzerland, bringing management responsibility for the unified organization under the Insurance market unit. This reorganization, which is being implemented in stages throughout 2004, is more in line with current customer requirements and provides a single client source for comprehensive insurance and pensions advice. This new sales organization is intended to reduce overall sales costs.

Operating environment and competition

Operating environment
As a result of the prolonged downturn of the equity markets, low interest rates and uncertain geopolitical developments, the operating environment remains challenging for the financial services industry. In the view of Credit Suisse Financial Services, the current environment does not fundamentally affect the attractiveness of the banking and insurance business long-term, as certain overarching trends like demographic shifts, pension system reforms and developments in emerging markets – particularly in Asia – are expected to offer opportunities for growth.

In conjunction with difficult economic and geopolitical developments in recent years, the financial services industry experienced a change in clients’ sentiment and requirements especially visible in wealth management. The aspects of absolute returns, wealth preservation and reassurance in financial matters through professional advice have become more important.

Credit Suisse Financial Services anticipated this development early by launching a broad range of innovative structured investment products with low correlation to traditional markets. In addition, customers are not only demanding products, but also expect comprehensive and impartial advice to satisfy their overall financial needs. Well-trained staff and systematic advisory processes, covering both client assets and liabilities, are prerequisites to meet these needs. Solutions offered include exclusive proprietary as well as third-party products. Advances in technology are making a further impact on client service. Sophisticated IT-tools improve the advisory process. In addition, IT allows customers to access the full range of products and services in the manner they wish.

Credit Suisse Financial Services expects reduced, but still significant growth rates in the private banking market in the foreseeable future. Growth is expected to be relatively higher in onshore markets as a result of greater political stability in many industrialized and newly industrialized countries, as well as deregulation of local markets coupled with tighter restrictions in traditional offshore locations. The principal positive trends affecting the private banking industry over the next several years will include growing demand for pension provisions, which can no longer be guaranteed through state systems. As a result, governments are increasingly encouraging the accumulation of private wealth. In addition, entrepreneurs are seeking the service of private banks to diversify their assets, while at the same time the next generation is inheriting an increasing volume of “baby boomer” wealth. For the retail and corporate banking market, growth in line with the development of the economy is expected.

The Swiss corporate and retail banking industry is, to a significant extent, dependent on overall economic development in Switzerland. Generally, Swiss retail banking clients have comparatively high savings rates and incomes, resulting in a high demand for personal investment management. Credit Suisse Financial Services aims to become the preferred bank for retail investors in Switzerland through best service, advice and investment products, all of which can be tailored to the specific needs of this client segment. In recent years, the Swiss private mortgage business has developed positively, and its growth is expected to continue. The home ownership rate in Switzerland is still low at 34%, thus offering further potential for mortgage business growth. Growth expectations in corporate banking, especially in the lending business, are closely linked to the overall development of the Swiss economy.

Credit Suisse Financial Services expects continued profitability in the insurance industry in the near term, as insurance companies are expected to continue to benefit from both non-life earnings acceleration and modest improvement in life volume growth and profitability.

Changes in regulatory and legislative regimes, especially in the United States and the European Union, are also affecting the financial services industry and often require significant investments. These initiatives include efforts by governments and regulators to control money laundering and tax fraud, and to repatriate private wealth through tax amnesty programs.

Competition
The competitive pressure in the financial services industry remains high. The trend towards bank consolidations, both in the form of mergers and acquisitions and by way of alliances or cooperation agreements, in respective home markets as well as on an international level will intensify this pressure. The need to invest heavily into quality advice, product innovation and open architecture underlines this development. In the insurance sector companies are increasingly focusing on their core businesses and on core markets through the disposal of positions not achieving critical size. This leads to even higher industry concentration.

Credit Suisse Financial Services competes with major financial institutions providing banking and insurance products and services for private clients and small- and medium-sized companies.

The private banking market is highly fragmented, though consolidation, especially in Switzerland, is proceeding at a rapid pace. Competitors in the private banking business are major financial institutions with dedicated private banking activities like UBS, HSBC and Citigroup, and domestic banks within their respective markets. In the ultra high-net-worth individual business, major competitors include US investment banks, which are building upon their investment banking expertise and relationships. In the Swiss market the largest competitor is UBS followed by a number of independent private banks, as well as retail banks providing private banking services.

In the Swiss corporate and retail banking business, competition has increased considerably, especially for private mortgages. The largest competitor remains UBS. Other competitors include the Cantonal banks, many of which have state guarantees, as well as regional savings and loan institutions, the Raiffeisen and other cooperative banks.

Competition in the insurance market is intense and increasing as a result of continuing performance pressure. This pressure stems from declining financial returns from lower yielding reinvestments, the need to maintain adequate levels of capital, slowing growth in many markets and customer demand for greater transparency of products and pricing. The biggest competitors in Switzerland are Swiss Life for life insurance and Zurich Financial Services for non-life insurance business. In foreign markets, competitors include subsidiaries of global insurance companies such as AXA, Generali and Allianz, in addition to some domestic insurers.

INFORMATION ON THE COMPANY | CREDIT SUISSE FIRST BOSTON

Overview

The Credit Suisse First Boston business unit serves global institutional, corporate, government and high-net-worth individual clients in its role as financial intermediary and provides a broad range of products and services, which include:
securities underwriting, sales and trading;
financial advisory services;
private equity investments;
full service brokerage;
derivatives and risk management products; and
asset management.

Credit Suisse First Boston includes the Institutional Securities and CSFB Financial Services segments.

The Institutional Securities segment provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world. The Institutional Securities segment is comprised of three divisions:
Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
  Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and

  Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments, and acts as an investment advisor for private equity funds.

The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors and financial advisory services to high-net-worth individuals and corporate investors. The CSFB Financial Services segment includes:
  The institutional asset management business, which operates under the brand Credit Suisse Asset Management, and offers a wide array of products, including fixed income, equity, balanced, money-market, indexed and alternative investment products; and

  Private Client Services, a financial advisory business which serves high-net-worth individuals and corporate investors with a wide range of Credit Suisse First Boston and third-party investment management products and services.

Effective January 1, 2004, Credit Suisse First Boston’s operations were reorganized to transfer the private equity and private fund groups in Investment Banking to CSFB Financial Services, which was renamed Wealth & Asset Management.

In 2003, Credit Suisse First Boston continued to focus on core businesses and reduce costs. In May 2003, Credit Suisse First Boston sold its clearing and execution platform, Pershing, which was part of the CSFB Financial Services segment, to The Bank of New York Company, Inc. In June 2003, Credit Suisse First Boston acquired Volaris Advisors, a New York-based equity-options strategies firm that provides yield-enhancement and volatility management services, to enhance the services of the Private Client Services business. In September 2003, Credit Suisse First Boston completed the transfer of its Zurich-based securities and treasury execution platform to Credit Suisse Financial Services. In November 2003, Credit Suisse First Boston sold its 50% interest in a Japanese online broker. Also in November 2003, Credit Suisse First Boston acquired a majority interest in a joint venture that originates and services commercial mortgage loans and holds licenses in the United States under Fannie Mae, Freddie Mac and Department of Housing and Urban Development programs. Credit Suisse First Boston completed the sales of its local brokerage business in Poland and a 90% stake in its South African local equity brokerage operations in 2003. Credit Suisse First Boston also continued to reduce significantly the portfolio of real estate and related loans and distressed assets that are part of non-continuing businesses.

Strategy

Credit Suisse First Boston continues to build upon its position as a top-tier global investment bank, while seeking to improve financial results and placing a high priority on controls, risk management and the firm’s brand and reputation. Credit Suisse First Boston will continue to focus on providing its clients with the highest quality of service across all business areas. Strategic priorities include being a market leader in its core businesses, seeking revenue growth opportunities, focusing on key customers across geographic regions, applying its capital efficiently to maximize returns and minimize risks and focusing on markets and products that are profitable or that contribute to the profitability of Credit Suisse First Boston’s franchise.

In Institutional Securities, Credit Suisse First Boston has focused on increasing productivity, growing geographic and product areas that present attractive opportunities, improving results and continuing to develop an ownership culture within the firm. Credit Suisse First Boston’s focus on improved profitability, controls and risk management negatively affected the firm’s market share and rankings in 2003, in part reflecting aggressive price competition in a lower business-volume market environment. Credit Suisse First Boston has taken significant steps to achieve a more flexible cost base, to reduce the portfolio of non-continuing legacy business and to bring more disciplined management to its lending business. Credit Suisse First Boston also made progress in capturing synergies through greater integration of businesses within Institutional Securities, including by further integrating the equity cash and derivatives businesses. In its fixed income trading business, Credit Suisse First Boston will continue to enhance its client focus and build the client franchise and customer and proprietary trading businesses. With respect to its equity trading business, focus will be on building the derivatives, prime banking and proprietary trading businesses, while leveraging technology and research strengths. In Investment Banking, focus will be on strengthening Credit Suisse First Boston’s leading position among middle market clients while intensifying coverage of larger companies by being a trusted and preferred advisor to its clients.

In Wealth & Asset Management, Credit Suisse First Boston will seek to continue to build its asset management businesses – its private equity, institutional asset management and Private Client Services businesses – in key markets by expanding existing operations and making select acquisitions. The asset gathering business, as a whole, will seek to leverage the resources of Credit Suisse Financial Services and Institutional Securities in an effort to realize the synergies that exist within Credit Suisse Group. In 2003, Credit Suisse First Boston made organizational changes and targeted investment and financial goals and objectives to strengthen the global platform of its asset management business. Credit Suisse First Boston believes these changes will better enable it to continue to focus on increasing the proportion of high margin asset classes, including equity and alternative investments, and increasing the yields on assets, while protecting and building its top quality fixed income franchise. In Private Client Services, Credit Suisse First Boston will seek to become a leading provider of wealth management services among investment banks, with increased emphasis on fee-based business and enhanced productivity overall, while maximizing cross-selling opportunities across Credit Suisse Group. In private equity, Credit Suisse First Boston will seek to expand the business internationally, focus on third-party investment and maximize synergies across the entire Group.

Credit Suisse First Boston is committed to complying fully with the new laws and regulations that have been enacted following the high-profile bankruptcies and corporate and accounting scandals that have so adversely affected investor confidence. As a top-tier investment firm, Credit Suisse First Boston acknowledges its commitment to its role as a gatekeeper in the financial markets. In furtherance of that commitment, Credit Suisse First Boston has taken steps to strengthen that role, including implementing a framework to protect the integrity and quality of its research in full compliance with regulations and evolving best practices for research, complying with restrictions on allocation of shares in initial public offerings to directors and officers of public companies and vigorously reviewing ways to enhance professionalism and integrity in the conduct of its businesses. Credit Suisse First Boston remains committed to adhering to the highest professional standards and providing top quality execution and investment performance, while developing and retaining outstanding investment professionals.

Institutional Securities

Overview
Institutional Securities provides financial advisory and capital raising services and sales and trading for users and suppliers of capital around the world.

Effective January 1, 2004, the segment was reorganized to transfer the private equity and private fund groups to CSFB Financial Services. The operations of Institutional Securities now include debt and equity underwriting and financial advisory services and the equity and fixed income trading businesses. The following description reflects the organization in place during 2003.

For the year ended December 31, 2003, Institutional Securities ranked:
Seventh in global mergers and acquisitions advisory services in US dollar volume of announced transactions;
Third in global mergers and acquisitions advisory services in number of transactions;
Sixth in US dollar value of global debt underwriting;
First in US dollar value of global high-yield debt underwriting;
Eighth in US dollar value of global equity and equity-linked underwriting;
Sixth in US dollar value of US debt and equity underwriting;
Second in US dollar value of global asset-backed financing;
First in Swiss franc-denominated international debt issuances; and
  Sixth in global equity research, with 15 ranked analysts, sixth in North American equity research, with 27 ranked analysts, fourth in European equity research, with 31 ranked analysts, and second in North American fixed income research, with 33 ranked analysts.

Products and services
Institutional Securities’ clients demand high quality products and services for their funding, investing, risk management and financial advisory needs. In response to these needs, Institutional Securities has developed a global product-based structure delivered through regional teams. The following is a discussion of the key global products and services of Institutional Securities and the divisions through which they are delivered.

Fixed Income division
The Fixed Income division engages in underwriting, securitizing, trading and distributing a broad range of financial instruments in developed and emerging markets, including US Treasury and government agency securities, foreign sovereign government securities, US and foreign investment-grade and high-yield corporate bonds, money market instruments, foreign exchange and real estate-related assets. The Fixed Income division also provides a full range of derivatives products for the financing, risk management and investment needs of its customers. The Fixed Income division covers sovereign government, corporate and institutional customers.

Key fixed income products and services include:
  Interest-rate products, including instruments issued by sovereign government issuers and transactions in interest-rate derivatives. As part of this business, the Fixed Income division is a primary dealer in US Treasury and government agency securities and participates in US Treasury auctions and government agency new issues. It also offers a wide range of interest-rate derivatives products in all major currencies;

Credit products, including investment-grade, high-yield and distressed debt securities and credit derivatives;
Structured products, including mortgage-backed and asset-backed instruments;
  Senior bank debt in the form of syndicated loans and commitments to extend credit to investment-grade and non-investment-grade borrowers. The Fixed Income division is also engaged in secondary market trading of syndicated loans and other loans, and trading in defaulted and distressed loans;

  Real estate activities, such as financing real estate and real estate-related products and originating loans secured by commercial and multifamily properties. The Fixed Income division also securitizes and trades in a wide range of commercial and residential real estate and real estate-related whole loans;

  Emerging markets, where the Fixed Income division underwrites and trades in the fixed income securities and loans of a number of sovereign government and corporate issuers and obligors located in emerging market countries;

Prime brokerage and futures execution services on all major futures and options exchanges worldwide;
  Credit Suisse First Boston’s own money market funding through the issuance of a wide variety of products, including time deposits, certificates of deposit, bankers’ acceptances, commercial paper, medium-term notes and long-term debt; and

Foreign exchange transactions serving a broad range of clients worldwide, including multinational corporations, money managers, hedge funds, banks and high-net-worth individuals.

Equity division
The Equity division engages in a broad range of equity activities for investors around the world, including sales, trading, brokerage and market-making in US and international equity and equity-related securities, options and futures. Equity-related activities include:

New issue distribution of all types of equity securities, including common stock, convertible securities and other equity and equity-related securities;
Secondary trading as principal and agent on all major exchanges and over-the-counter;
  Primary and secondary market transactions, as principal and agent, in convertible bonds and listed and over-the-counter derivatives, and convertible, international and index arbitrage and other program-trading activities;

Risk arbitrage, which involves investing for Credit Suisse First Boston’s own account in the equity securities of companies involved in publicly announced corporate transactions; and
Prime banking, which includes dealer-to-dealer financing and the coverage of proprietary and client short positions through securities borrowing and lending arrangements.

Investment Banking division
The Investment Banking division’s activities include financial advisory services regarding mergers and acquisitions and other matters, origination and distribution of equity and fixed income securities and leveraged finance and private equity investments. Investment Banking provides comprehensive financial advisory services and, in conjunction with the Equity and Fixed Income divisions, capital raising services, and develops and offers innovative financing for a broad range of clients. The Investment Banking division also conducts worldwide private equity investment activities through the private equity group.

Investment Banking clients include US and international public and private corporations, sovereign governments, supranational and national agencies and public sector entities.

Investment Banking’s principal services consist of:
Mergers and acquisitions and other financial advisory services, including corporate sales and restructuring, divestitures and take-over defense strategy; and
  Capital raising, through equity and equity-linked offerings, leveraged finance, investment-grade debt underwritings, high-yield debt underwritings, bank debt and bridge financing, structured products, raising of private capital and project finance. Investment Banking’s offerings include both domestic and cross-border transactions.

The private equity group invests primarily in unlisted or illiquid equity or equity-related securities in privately negotiated transactions, making investments across the entire capital structure, from venture capital equity to investments in the largest leveraged buyouts. In addition to debt and equity investments in companies, the private equity group manages private equity funds and invests in real estate and third-party-managed private equity funds. Investments are made directly or through a variety of investment vehicles.

Global investment research
Credit Suisse First Boston provides in-depth research on companies and industries, macroeconomics and debt strategy globally. The core strengths of Credit Suisse First Boston research include focused company and business model analysis and customized client service. Equity analysts perform differentiated information gathering and value-added information processing and provide high-quality investment recommendations. Credit Suisse First Boston’s equity research also includes extensive data resources, analytical frameworks and methodologies that leverage the firm’s global platform and enable its analysts to customize their product for institutional customers. Credit Suisse First Boston’s fixed income research provides clients with credit portfolio strategies and analysis, forecasts of swaps and generic spread movements and outstanding credit strategy research for both high-grade and high-yield products. Credit Suisse First Boston analysts’ in-depth understanding of markets, companies, investment instruments and local, regional and global economies forms a strong foundation for the firm’s innovative web-based analytical tools and technology.

CSFB Financial Services

Overview
CSFB Financial Services provides international asset management services, including mutual funds, to institutional and private investors and financial advisory services to high-net-worth individuals and corporate investors.

Credit Suisse Asset Management is a leading global asset manager focusing on institutional, investment fund and private client investors, providing investment products and portfolio advice in three regions, the Americas, Asia Pacific and Europe. With CHF 392.9 billion in assets under management at December 31, 2003, Credit Suisse Asset Management has investment capabilities in all major asset classes, including equities, fixed income, balanced products and alternative investments.

The Private Client Services business serves high-net-worth and corporate investors with significant financial resources and specialized investment needs. Private Client Services had 335 investment advisors and managed or advised clients on approximately CHF 61.2 billion in assets as of December 31, 2003.

In May 2003, Credit Suisse First Boston sold Pershing, a leading provider of financial services outsourcing solutions, to The Bank of New York Company, Inc.

Effective January 1, 2004, the segment was renamed Wealth & Asset Management and its operations were reorganized to include the private equity and private fund groups transferred from Institutional Securities. The following description reflects the organization in place during 2003.

Products and services
The following is a discussion of the key global products and services of CSFB Financial Services and the divisions through which they are delivered.

Asset management and advisory services
The asset management business offers its clients discretionary asset management services through segregated or pooled accounts. Clients may choose from a wide array of products, including:
Fixed income and equity products in local and global markets;
  Balanced products, comprising a mixed portfolio of fixed income and equity investments according to a pre-defined risk parameter set by the customer or the investment guidelines of the fund and asset allocation products;

Money market products in multiple currencies;
Quantitative indexed products;
Derivatives and commodities;
Real estate portfolio management; and
Alternative investment products, which include fund-of-funds products.

The investment policies of portfolio managers are generally focused on providing maximum return within the investor’s criteria, while maintaining a controlled risk profile and adherence to high quality compliance and investment practices. The advisory services of the asset management business include advice on customized investment opportunities, new product and risk management strategies and global investment reporting. Global investment reporting involves the use of a global custodian, acting as a central depositary for all of a client’s securities. Once custody has been centralized, clients are offered a series of value-added services, including cash management, securities lending, performance measurement and compliance monitoring.

The Private Client Services business offers a range of services, including single stock brokerage, hedging and sales of restricted securities. Private Client Services also offers its clients a wide range of investment management products, including third-party-managed accounts and alternative investments.

Funds
The asset management business offers a wide range of open-end funds. These funds are marketed under the main brand name Credit Suisse. The largest complex of funds, which is domiciled in Luxembourg and marketed mainly in Europe, includes a full range of equity, balanced, fixed income and money market funds. In addition to these pan-European mutual funds, the asset management business offers domestic registered funds in the United States, Switzerland, the United Kingdom, Germany, Italy, France, Poland, Japan and Australia.

The asset management business acts primarily as a wholesale distributor of mutual funds, and the majority of the Credit Suisse brand funds are marketed through our other businesses and third-party distributors, including third-party banks and insurance companies and other financial intermediaries.

Operating environment and competition

Operating environment
Credit Suisse First Boston believes that the long-term outlook for leaders in the investment banking industry is generally positive, although the industry is volatile and subject to periodic market downturns worldwide or in particular geographic regions. Competition has resulted in significant pressure on margins, particularly in the cash equities businesses and equity and debt underwriting, and there has been a trend towards increased capital commitments to secure mandates. The global “bulge bracket”, or top tier, investment banks are likely to be more successful than other firms, and there is continuing consolidation in the financial services industry. One of the principal macroeconomic trends affecting the investment banking industry is greater capital formation, which is produced by aging demographics, pension reforms and wealth creation. Consolidation and convergence, driven by a blurring of traditional product and geographic boundaries, deregulation and the importance of scale and efficiency, have also created benefits for global full-service providers such as Credit Suisse First Boston. Technology has led to productivity improvements and new distribution and business models, more demanding and better-informed customers and the need to balance productivity gains with investment requirements.

The financial services business, including asset management, is viewed as a growth sector. Despite a challenging market environment, the underlying fundamentals and demographics continue to support the sector. Credit Suisse First Boston believes that there will be positive net new asset or organic growth opportunities within this sector over the next several years. Despite this positive outlook for the business, increased competition, higher research costs, required advancements in technology, growth in client needs and globalization are trends that place greater pressure on margins and increase the need for scale within full-service asset management organizations. This growth, together with major external changes such as technological innovation and increased volatility and complexity in world markets, is changing the way the industry delivers services, manages investments and measures risk.

Competition
Credit Suisse First Boston faces intense competition from various types of firms in all aspects of its business and throughout the world. The principal competitive factors influencing Credit Suisse First Boston’s businesses are its reputation in the market place, its client relationships, its mix of market and product capabilities and the ability to attract and retain highly skilled employees.

In investment banking, Credit Suisse First Boston competes with brokers and dealers in securities and commodities, investment banking firms, commercial banks and other firms offering financial services. There is increased fragmentation in market share, partly due to lower volumes of business and increased competition. Credit Suisse First Boston is subject to continued and increasing competitive pressure to make loans or otherwise commit capital, such as through block trades, to clients. Credit Suisse First Boston has also experienced significant price competition in certain of its businesses, which has reduced profit margins on certain products and in certain markets. Competition from alternative trading systems is reducing fees and commissions.

In asset management, Credit Suisse First Boston’s major competitors are the asset management subsidiaries of financial services firms, US mutual and institutional fund managers and European fund managers. Despite the trend towards globalization in the asset management industry, competition is most significant in individual geographic locations. For the private equity business, as private equity funds grow and proliferate, competition to raise private capital and to find and secure attractive investments is accelerating.

INFORMATION ON THE COMPANY | CREDIT SUISSE GROUP AND SOCIETY

The market value of a company is driven not only by its financial results but also by intangible values such as intellectual capital, corporate culture, client loyalty and reputation. Its business success depends to a large degree on the confidence of its various stakeholders. Consequently, one of the challenges that a company faces when striving to achieve sustainable business success is that of identifying the expectations of key stakeholder groups and of addressing them appropriately.

Fulfillment of responsibilities
Credit Suisse Group introduced a Group-wide Code of Conduct in 1999. The Code lays down the most important principles that Credit Suisse Group employees are expected to follow when conducting business and when interacting with colleagues, clients and other stakeholders. It defines the company’s 12 core values:

Ethical values

Integrity

Responsibility

Fairness

Compliance

Transparency

Confidentiality

Performance values

Service

Excellence

Teamwork

Commitment

Risk culture

Profitability

The basic values set out in the Code of Conduct are translated into directives and guidelines tailored to the individual business units and prevailing operating conditions. On January 1, 2004, an updated version of the Code of Conduct came into effect, which further explains the existing principles and takes account of new requirements arising from the Sarbanes-Oxley Act and the New York Stock Exchange’s revised Corporate Governance Rules.

Commitment to sustainability
For Credit Suisse Group, sustainability means achieving economic success by addressing environmental, social and commercial expectations vis-à-vis the company and by reaching decisions that achieve a fair balance between society’s needs today and in the future.

The Group’s commitment to sustainability is founded upon its Environmental Policy and Code of Conduct. It is also based on a series of international initiatives. In 1992, Credit Suisse Group signed the United Nations Environment Programme (UNEP) Declaration for Financial Services Providers and, in 2000, it signed up to the UN Global Compact, a UN initiative which commits companies to nine principles relating to human rights, working conditions and the environment.

Several independent rating agencies and index providers have repeatedly rated Credit Suisse Group as one of the leading companies in the field of sustainability; it has subsequently been included in sustainability indices such as the Dow Jones Sustainability Index and the FTSE4Good Index.

In its Sustainability Report 2003 , Credit Suisse Group explains its relations with various stakeholder groups and provides information about its environmental performance and social commitments.

Employees

For a financial services provider such as Credit Suisse Group, dedicated and well-qualified employees are a vital success factor. An environment that encourages top performance and a responsible attitude – particularly in challenging economic periods – is essential if a company is to retain and attract the best talent.

Fairness and equal opportunities
Credit Suisse Group employs people from more than 100 different nations. Particular attention is thus given to the promotion of equal rights and the creation of a working environment that is free from discrimination. For instance, Credit Suisse First Boston offers its employees an opportunity to gain a greater awareness of their colleagues’ varied ethnic and cultural backgrounds by staging events during specific “Heritage and History Months” (e.g., Black History Month or Hispanic Heritage Month). Its efforts to ensure equal opportunities for all employees were acknowledged in 2003 by awards from “Opportunity Now” and “Human Rights Campaign”.

The Group’s efforts to ensure equal opportunities between men and women are producing visible results. In Switzerland, for instance, the percentage of women in middle management positions has increased from 18% in 1998 to 21% in 2003, while the percentage of women in senior management increased from 6% to almost 10% over the same period.

Continuous learning
Credit Suisse Group’s training and development programs range from apprenticeships (it currently offers more than 1,000 vocational apprenticeships in Switzerland) and graduate programs to specialist training and management courses. The establishment of the Credit Suisse First Boston Leadership Institute in 2002 provided Credit Suisse First Boston with a central platform for employee and management training.

With the launch of its business school in 2003, Credit Suisse Financial Services aims to bring its training programs even more closely into line with its business strategy and to support the systematic transfer of experience and best practice. The business school will build on the existing range of training programs on offer and add targeted measures such as the development of certified specialist curricula.

The market creates a need for action
In 2003, the challenging economic environment and financial market corrections made restructuring measures unavoidable. A total of 920 jobs were cut worldwide at Credit Suisse First Boston, and a further 2,500 at Credit Suisse Financial Services. Employees affected by these cuts received professional advice and support in their search for new internal or external positions. These measures – particularly those drawn up in conjunction with the Group’s social partners in Switzerland – often exceeded the legal requirements in the relevant jurisdictions.

Clients

Innovation and adaptation are essential if Credit Suisse Group is to keep pace with developing client needs in a changing society. An awareness of individual responsibility and of good value in terms of price and service quality will enable the Group to maintain its clients’ trust and satisfaction in the long term.

Adapting to economic and social changes
As investors have become more risk-aware in recent years, Credit Suisse Group has launched new products designed to focus on capital preservation and stable returns. In addition to inflation-proof bond funds, these products include “profit lock-in units” that offer capital protection up to the maturity date and lock in profits that accrue during the term of the instrument. Changes are also being made in the insurance business. In 2003, Winterthur introduced its new model for collective foundations, which takes better account of both the altered financial market environment and increased life expectancy. Winterthur was the first company to launch this model publicly and met with considerable criticism. However, it was eventually understood that this move was essential to secure the long-term future of the employee benefit business.

Central role – enhanced responsibility
Financial intermediaries play a central role in national and global economies. Credit Suisse Group can only fulfill this role if it meets the highest standards of credibility and trust. It has to prevent its services from being abused while still respecting the privacy of its clients.

The Swiss financial services industry leads the way in the fight against money laundering. Its know-your-customer rules are among the strictest in the world. These rules also state that the banks must fulfill special due diligence requirements with regard to politically exposed persons. As a member of the Wolfsberg Group, Credit Suisse Group has committed itself to the financial industry’s international fight against money laundering and terrorist funding.

Credit Suisse Group supported the Swiss government’s firm position on the taxation of savings income in its negotiations with the European Union. In 2003, EU finance ministers approved Switzerland’s offer of a system of withholding tax in favor of EU member states. Once implemented, this system will ensure that the clients’ privacy with respect to their financial affairs remains intact.

Quality and satisfaction
Credit Suisse Group is implementing targeted measures to ensure that it maintains the highest standards of client focus and service quality. It regularly assesses client satisfaction in key areas. Surveys enable management to focus even more closely on client requirements. In 2003, the surveys showed a clear increase in client retention and in overall satisfaction amongst Credit Suisse’s corporate and retail clients in Switzerland for the second year in succession. This trend can be attributed to improved information, increased reliability and the considerable efforts assigned to addressing clients’ concerns and questions.

Society

Credit Suisse Group strives to meet the expectations of society. It engages in dialog with representatives from the public, business organizations, political circles and government authorities. Credit Suisse Group and its business units also support charitable humanitarian, social and cultural institutions.
Following the rules
Integrity and professionalism are the essential foundations on which client, shareholder and public confidence are built. Over the last two years, Credit Suisse Group has further strengthened its internal compliance structures and has been at the forefront of implementing reforms in response to industry-wide settlements.

The issue of business and human rights has become an important topic in the public debate surrounding the issues of internationalization and globalization. Credit Suisse Group is committed to fulfilling its responsibilities with regard to human rights, as asserted in the UN Global Compact. The Group firmly believes that business activity helps improve living standards for all people, as long as negative effects can be recognized, corrected or mitigated.

In dialog with society
In its relations with regulators and politicians, as well as with industry bodies, Credit Suisse Group aims to establish conditions that favor entrepreneurial activity and economic growth. The Group’s Economic & Policy Consulting department analyzes key economic and political topics in its well-researched studies. With its studies on topics such as fiscal policy, economic growth and liberalization published in 2003, the Group actively contributed to public debate about these issues.

Supporting non-commercial initiatives
Credit Suisse Group is aware that companies depend on the existence of a stable environment for both themselves and their employees, and that this is something to which they must contribute. Within the Group, various entities contribute to charitable projects through the personal efforts and know-how of their employees as well as via donations. Examples of the Group’s support for non-commercial initiatives in 2003 include:
  Credit Suisse Group’s Donations department contributed to cultural, social and charitable initiatives, as well as to educational projects with a particular focus on higher education in the area of finance;

  Credit Suisse Group’s Jubilee Foundation supported cultural and charitable causes. Major priorities included projects that help people with disabilities – such as “Plusport Day”, an annual event for 1,500 disabled and able-bodied sports enthusiasts – as well as schemes to promote outstanding musical talent, such as the Credit Suisse Young Artist Award;

  Credit Suisse First Boston Foundation , New York, conducted a major employee volunteer program that contributed thousands of volunteer hours to programs in local communities, benefiting disadvantaged youths and senior citizens;

  Credit Suisse First Boston Asia Pacific Philanthropic Committee, Hong Kong, provided support for projects aimed at building, renovating and equipping educational facilities in rural areas of lesser-developed countries in the region;

  Winterthur focused on accident prevention, particularly working to help prevent traffic accidents involving children. Winterthur also established a foundation and meeting center to promote contact between the young and old.

Sponsorship
Credit Suisse Financial Services has long been a leading sponsor of Swiss cultural and sporting events. In the field of cultural sponsorship, Credit Suisse focuses on classical music, jazz and fine art. In the area of sports, it is committed to supporting Formula One motor racing, soccer, horse-riding and golf, and it always endeavors to support young talent.

Environmental management

Credit Suisse Group’s environmental policy sets out the Group’s pledge to act in an environmentally responsible manner. It also defines the key areas of action. In 1997, Credit Suisse Group became the first bank to have its environmental management system certified according to the ISO 14001 standard.

Management system
Credit Suisse Group is constantly adapting its environmental management system to align it with changing conditions. The second re-certification in 2003 confirmed the high standard of Credit Suisse Group’s environmental management system – covering all of the Group’s banking locations around the world, as well as its insurance operations in Switzerland – and testified of its continuous improvement. This is attributable not only to the expansion of the system to include locations such as New York, London and Singapore, but also to the increasing involvement of key external partners. Individual agreements ensure that firms working with the Group respect its standards and endeavor to improve their own environmental performance.

Improving environmental performance
Energy consumption is the largest direct impact that Credit Suisse Group has on the environment. The Group therefore follows appropriate environmental criteria when building new premises or renovating and maintaining existing buildings. Its main activities in 2003 included a project to optimize energy consumption through the use of heat recycling plants, measures relating to climate control, ventilation and lighting, as well as the use of energy-efficient IT technology. All of these measures also provided financial benefits by decreasing related expenses.

Continuously improving environmental management is the duty of all employees at all levels of the company and across all business areas. This also applies in the case of efforts to reduce paper consumption. Various measures initiated since 1999 have resulted in a reduction of around one third in the amount of paper consumed at Credit Suisse Group’s locations in Switzerland. Further potential savings are currently being evaluated.

Sustainability products and services

Dealing with sustainability involves identifying, assessing and appropriately managing risks, as well as creating attractive investment opportunities that generate added value in environmental or social terms.

Management of environmental and social risks
As risks have become more varied, the number and scale of non-traditional risks has also increased. Effective risk management must therefore identify environmental and social risks that might be associated with clients and projects at an early stage in an effort to avoid exposure to credit, reputational or liability risks.

The Group took a significant step forward in this respect with the adoption of the Equator Principles in June 2003. This voluntary commitment obliges the participating financial institutions – including Credit Suisse First Boston – to adopt a common approach based on World Bank guidelines when considering environmental and social risks in project finance. By the end of 2003, 20 banks around the world – that had collectively arranged funding for over 75% of the total market volume of project finance – had signed up to the Principles, making them an almost industry-wide standard.

Bridging the gap
Microfinance enables small and very small businesses in developing countries to help themselves by offering loans that are often as small as USD 50. In 2003, Credit Suisse Group, together with other representatives of the Swiss financial sector, established a platform to promote microfinance investments. The company created by these efforts, responsAbility AG, bridges the gap between the financial market and development cooperation and allows private and institutional investors to make investments that are of benefit in both economic and development terms.

Sustainability investments
Credit Suisse Group offers its clients various socially responsible investment opportunities such as the Credit Suisse EF (Lux) Global Sustainability Fund, which invests in the global sustainability leaders in each industry, or the Credit Suisse Fellowship Fund, which focuses on UK companies that take an environmentally friendly and socially responsible approach. The investment company Prime New Energy AG focuses on renewable energies, while the CSFB Global Water Basket concentrates on selected businesses active in the water supply and water treatment sector.

OPERATING AND FINANCIAL REVIEW

OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE GROUP

In 2003, Credit Suisse Group posted operating income of CHF 26,322 million, and a net profit of CHF 4,999 million. The Group measures its business at the consolidated group level on the basis of growth in net new assets and return on equity. At December 31, 2003, assets under management totaled CHF 1,199.4 billion, and for the year 2003 net new asset inflow was CHF 4.8 billion. Return on equity was 16.6% in 2003.

Operating income decreased CHF 1,716 million in 2003 to CHF 26,322 million compared to 2002. This decrease was mainly due to a decrease in net commission and service fee income primarily within Credit Suisse First Boston as a result of lower levels of market activity and the sale of Credit Suisse First Boston’s clearing and execution platform, Pershing. Credit Suisse First Boston’s operating income decreased in 2003 as a result of significantly lower operating income from the Institutional Securities segment primarily reflecting lower levels of market activity, the negative impact of the decline in the US dollar and a decline in operating income of the CSFB Financial Services segment mainly as a result of the sale of Pershing. The decline in operating income at Credit Suisse First Boston in 2003 was partly offset by a significant increase in net income from the insurance business within Credit Suisse Financial Services. The significant increase in net income from the insurance business is primarily a result of higher investment income reflecting improvements in the global capital markets and a significant decrease in other than temporary impairments in the investment portfolio compared to 2002. Net interest income decreased CHF 612 million, or 7.6%, reflecting stable interest margins, and net trading income increased CHF 261 million, or 11.6%, reflecting increased trading activities of Credit Suisse First Boston. Other ordinary income/(expenses), net, improved from an expense of CHF 898 million in 2002 to an expense of CHF 178 million in 2003. This improvement was mainly the result of a significant decrease in unrealized losses on financial investments.

In 2003, the Group’s accounts were affected by mandatory changes in Swiss Federal Banking Commission guidelines (Swiss GAAP). The significant changes for the Group related to the accounting for derivatives and own shares. In line with US GAAP, the changes in accounting related to derivatives imposed more prescriptive requirements with respect to hedge effectiveness for derivatives hedging transactions. The majority of the Group’s derivative transactions are not affected by these changes as they are entered into for trading purposes. However, certain of these hedges no longer qualify for hedge accounting under Swiss GAAP and, accordingly, changes in the fair value of such hedges have been reflected in operating income. The change in accounting for derivatives resulted in a decrease of CHF 179 million in operating income, mainly attributable to Credit Suisse First Boston. Changes in accounting for own shares resulted in the recognition in shareholders’ equity of realized gains and losses on trading in own shares, while in the past such gains and losses were recorded in the income statement. The impact from the change in accounting for own shares resulted in a decrease of CHF 94 million in net profit accounted for at the Corporate Center.

Operating expenses decreased CHF 4,628 million, or 19.7%, in 2003 mainly reflecting continued focus on efficiency improvements and the impact of foreign exchange movements. Personnel expenses decreased CHF 3,280 million, or 19.4%, primarily as a result of headcount reductions. Included in personnel expenses are charges related to severance payments and retention awards in connection with staff reductions. Amortization of retention payments was CHF 213 million in 2003 compared to CHF 644 million in 2002. In 2003, Credit Suisse Group adopted the fair value method of expensing stock option awards, changed the vesting of stock option awards across the Group and changed the vesting of share awards at Credit Suisse First Boston. As a result of the changes in share plans and vesting, Credit Suisse First Boston increased the amount of compensation deferred in the form of shares and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston deferred USD 873 million of compensation in the form of shares to future periods, compared to USD 869 million of value awarded in 2002 that was deferred or otherwise not expensed (in the case of share options). Other operating expenses decreased CHF 1,348 million, or 20.4%, in 2003 primarily as a result of ongoing cost containment and the impact of foreign exchange movements.

Depreciation of non-current assets decreased CHF 286 million, or 13.2%, in 2003 compared to 2002 primarily as a result of decreased depreciation of tangible fixed assets. Amortization of acquired intangible assets decreased CHF 100 million, or 14.4%, and amortization of goodwill decreased CHF 212 million, or 26.3%, in 2003, in line with the decreased balances of these items. Included in amortization of acquired intangible assets is an impairment of CHF 270 million in respect of the intangible assets related to Credit Suisse First Boston’s high-net-worth asset management business.

Valuation adjustments, provisions and losses from the banking business decreased CHF 3,569 million, or 80.6%, in 2003 primarily as a result of lower credit valuation allowances and provisions reflecting an improved credit environment, loan repayments and loan sales, as well as lower litigation provisions. In addition, the changes in Swiss GAAP related to derivatives resulted in the discontinuation of hedge accounting treatment for certain credit default swaps. The impact of the changes in fair value of these swaps accounted for in operating income were offset by an increase in credit losses in the amount of CHF 197 million, reflected in valuation adjustments, provisions and losses from the banking business.

Extraordinary income/(expenses), net, increased CHF 1,129 million to income of CHF 1,472 million in 2003. This increase mainly resulted from an after-tax gain of CHF 1,325 million, net of related provisions, from divestitures of Winterthur’s Republic Financial Services in the United States, Churchill Insurance in the United Kingdom and Winterthur Italy.

The impact of the Swiss GAAP changes, as discussed above, for periods prior to 2003 was recorded as cumulative effect of change in accounting principle in 2003 in the amount of CHF 319 million, or CHF 187 million net of tax. In 2002, the accounting policy was changed to recognize deferred tax assets on net operating loss carryforwards when it is considered more likely than not that future taxable profit will be available against which such losses can be utilized. The CHF 520 million recorded in 2002 as a cumulative effect of change in accounting principle related to net operating losses incurred prior to 2002.

Taxes decreased CHF 442 million, or 74.2%, in 2003 compared to 2002 to an expense of CHF 154 million. The decrease was mainly due to tax credits reported within the Life & Pensions and Insurance segments as a result of changes in German tax legislation in December 2003. The changes in tax law now allow life and health insurance companies to deduct impairments and realized losses on equity for German tax purposes. In addition, a retroactive deduction of 80% of all impairments and realized losses incurred from equity investments since 2001 was also allowed. The result of these changes was a tax benefit of CHF 782 million which, after the related increase in dividends to policyholders of CHF 711 million, had a net positive impact on net profit before minority interests of CHF 71 million in 2003.

A key driver of our operating income is growth in net new assets, which is a Key Performance Indicator for measuring the progress of the asset gathering strategy. In 2003, assets under management increased CHF 39.4 billion, or 3.4%, to CHF 1,199.4 billion, despite divestitures at Winterthur during the year. This increase was primarily due to stronger equity markets and CHF 4.8 billion of net new assets.

Condensed consolidated income statement

in CHF m	2003	2002

Net interest income	7,424	8,036
Net commission and service fee income	11,940	15,334
Net trading income	2,515	2,254
Net income from the insurance business 1)	4,621	3,312
Other ordinary income/(expenses), net 2)	(178)	(898)

Operating income	26,322	28,038

Personnel expenses	13,630	16,910
Other operating expenses	5,271	6,619

Operating expenses	18,901	23,529

Gross operating profit	7,421	4,509

Depreciation of non-current assets 3)	1,887	2,173
Amortization of acquired intangible assets	593	693
Amortization of goodwill	594	806
Valuation adjustments, provisions and losses from the banking business 2)	861	4,430

Depreciation, valuation adjustments and losses	3,935	8,102

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	3,486	(3,593)

Extraordinary income/(expenses), net	1,472	343
Cumulative effect of change in accounting principle 4)	319	520
Taxes	(154)	(596)

Net profit/(loss) before minority interests	5,123	(3,326)

Minority interests	(124)	17

Net profit/(loss)	4,999	(3,309)

1) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance businesses.
2) Effective 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Other ordinary income/(expenses), net”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
3) Includes amortization of Present Value of Future Profits (PVFP) from the insurance businesses.
4) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Assets under management/client assets 1)

in CHF bn	31.12.03	31.12.02

Credit Suisse Financial Services
Private Banking 2)
Assets under management	511.7	465.7
of which discretionary	133.0	121.5
Client assets	540.7	494.8

Corporate & Retail Banking 2)
Assets under management	70.0	70.3
Client assets	95.2	86.9

Life & Pensions
Assets under management (discretionary)	113.3	110.8
Client assets	113.3	110.8

Insurance
Assets under management (discretionary)	25.8	30.7
Client assets	25.8	30.7

Credit Suisse Financial Services
Assets under management	720.8	677.5
of which discretionary	273.3	264.2
Client assets	775.0	723.2

Credit Suisse First Boston
Institutional Securities
Assets under management	29.8	31.3
of which Private Equity on behalf of clients (discretionary)	19.5	20.9
Client assets	101.5	83.3

CSFB Financial Services 3)
Assets under management	448.8	451.2
of which discretionary	290.4	289.6
Client assets	466.8	951.4

Credit Suisse First Boston
Assets under management	478.6	482.5
of which discretionary	316.5	317.9
Client assets	568.3	1,034.7

Credit Suisse Group
Assets under management	1,199.4	1,160.0
of which discretionary	589.8	582.1
Client assets	1,343.3	1,757.9

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Comparative figures have been restated to reflect the realignment of the private client business. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking as well as re-evaluating the balances of 2002 discretionary assets.
3) Excluding assets managed on behalf of other entities within Credit Suisse Group.

Net new assets 1)
in CHF bn	2003	2002

Credit Suisse Financial Services
Private Banking 2)	17.9	19.1
Corporate & Retail Banking 2)	(1.4)	(3.6)
Life & Pensions	0.0	3.4

Credit Suisse Financial Services	16.5	18.9

Credit Suisse First Boston
Institutional Securities	2.3	1.9
CSFB Financial Services 3)	(14.0)	(22.2)

Credit Suisse First Boston	(11.7)	(20.3)

Credit Suisse Group	4.8	(1.4)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) Comparative figures have been restated to reflect the realignment of the private client business. This entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
3) Excluding assets managed on behalf of other entities within Credit Suisse Group.

OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE FINANCIAL SERVICES

Credit Suisse Financial Services is a leading provider of comprehensive financial services in Europe and other selected markets. Under the main brands Credit Suisse and Winterthur, it offers investment and lending products, financial advisory services, including insurance and life and pension solutions, for private and corporate clients. For the periods under discussion, Credit Suisse Financial Services is comprised of the Private Banking, Corporate & Retail Banking, Life & Pensions and Insurance segments. For information relating to services provided, please refer to “Information on the Company – Credit Suisse Financial Services.”

The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of acquired intangible assets and goodwill, as well as exceptional items, minority interests and the cumulative effect of changes in accounting principles not allocated to the segments, are included in the business unit results. The results of Credit Suisse Financial Services and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP.”

In 2003, Credit Suisse Financial Services recorded a net profit of CHF 4,100 million compared to a net loss of CHF 271 million in 2002. This positive result was primarily due to significant cost reductions of CHF 1,068 million in 2003, as well as improved investment income in both the Life & Pensions and Insurance segments. Additionally, 2003 net profit includes divestiture gains of CHF 1,325 million, net of related provisions, and certain provisions of CHF 383 million at Winterthur in the third quarter. In 2003, Credit Suisse Financial Services reported a net operating profit – which excludes amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of changes in accounting principles – of CHF 4,261 million compared to a net operating loss of CHF 151 million in 2002.

Credit Suisse Financial Services measures performance based on operating return on average allocated capital. Operating return on average allocated capital increased from –2.4% in 2002 to 30.3% in 2003. Return on average allocated capital increased from –3.4% in 2002 to 29.2% in 2003.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. It also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers.

In 2003, Credit Suisse Financial Services recorded operating income of CHF 13,892 million, up CHF 1,740 million, or 14.3%, compared to 2002. The 2003 result included a third quarter after-tax gain resulting from divestitures at Winterthur of CHF 1,325 million, net of related provisions. Operating expenses decreased CHF 1,068 million, or 11.2%, in 2003. Personnel expenses decreased CHF 510 million, or 8.6%, and other operating expenses decreased CHF 558 million, or 15.4%. These improvements were mainly due to headcount reductions and ongoing efficiency measures taken throughout 2003.

Assets under management were up 6.4% at year-end 2003 compared to year-end 2002, primarily due to stronger financial markets. This increase was partially offset by the effects of the weaker US dollar. The business unit recorded a net new asset inflow of CHF 16.5 billion for the full year 2003 compared to CHF 18.9 billion in 2002.

Private Banking
Private Banking reported a segment profit of CHF 1,914 million for 2003, up 12.9% compared to 2002. Operating income amounted to CHF 5,921 million, down 2.5% compared to 2002. This decrease in operating income was mainly attributable to lower commission and service fee income as a result of the lower average asset base in 2003, partially offset by higher trading income due to increased volumes.

Operating expenses amounted to CHF 3,323 million in 2003, down 7.5% compared to 2002. Personnel expenses decreased 3.0% to CHF 2,193 million, mainly due to decreased headcount. Other operating expenses declined CHF 202 million, or 15.2%, to CHF 1,130 million as a result of efficiency measures. Private Banking recorded a cost/income ratio of 59.8%, down 3.3 percentage points compared with 2002.

At the end of 2003, assets under management were CHF 511.7 billion, up CHF 46.0 billion, or 9.9%, compared to year-end 2002. Assets under management benefited mainly from strong equity markets, as well as inflows of net new assets, which totaled CHF 17.9 billion in 2003.

Private Banking measures overall performance based on growth in net new assets and gross margin on average assets under management. The growth in net new assets remained stable in 2003 compared to 2002, and gross margin on average assets under management remained virtually unchanged at 121.3 bp in 2003.

Corporate & Retail Banking
Corporate & Retail Banking reported a segment profit of CHF 565 million, an increase of CHF 151 million, or 36.5%, compared with 2002.

Operating income in 2003 was CHF 3,131 million, almost unchanged compared to 2002. An increase in net trading income was offset by a lower net commission and service fee income, primarily as a result of the lower average asset base and lower transaction volumes. Operating expenses declined to CHF 1,997 million in 2003, down 8.9% compared with the previous year. Personnel expenses remained stable, whereas other operating expenses declined 19.9% compared to 2002, to CHF 755 million, as a result of the cost reductions.

Actual net credit-related valuation allowances and provisions amounted to CHF 398 million for 2003, CHF 119 million above the statistical credit-related valuation adjustments. This deviation was due to one major default in the corporate credit business in Switzerland, which was partly offset by the release of valuation allowances in the recovery portfolio no longer required.

Corporate & Retail Banking recorded a net asset outflow of CHF 1.4 billion in 2003 compared to a net asset outflow of CHF 3.6 billion in 2002. This net asset outflow was attributable to shifts from time deposit accounts of corporate clients to transaction accounts that do not qualify as assets under management. Assets under management amounted to CHF 70.0 billion as of year-end 2003, down CHF 0.3 billion compared to year-end 2002.

Corporate & Retail Banking measures overall performance based on return on average allocated capital, which increased from 8.2% in 2002 to 11.6% in 2003. The segment’s second key performance indicator – its cost/income ratio – improved further to 67.2% for 2003, a decrease of 5.9 percentage points versus 2002.

Life & Pensions
Life & Pensions reported a segment profit of CHF 478 million in 2003, compared with a segment loss of CHF 1,400 million in 2002. The year-on-year recovery was primarily due to higher investment income, which resulted from better performing investment markets and significantly reduced administration costs. In addition, the segment profit for 2003 includes an after-tax gain of CHF 57 million from the divestiture of Winterthur Italy.

In 2003, Life & Pensions’ gross premiums written declined CHF 1,746 million, or 9.2%, compared to the previous year. Adjusted for divestitures and exchange rate impacts, gross premiums written decreased CHF 496 million, or 2.9%. The decline in reported premium volumes was primarily due to profit-oriented underwriting reflecting market conditions.

In 2003, the technical result, comprised of the sum of net premiums earned, death and other benefits incurred and the change in provisions for future policyholder benefits-technical, decreased slightly by CHF 77 million compared to the previous year, mainly due to the downturn in disability claims development. This was primarily offset by the improved result in Switzerland, which was due to the reduction of the technical interest rate in group life insurance in Switzerland from 4.0% to 3.25%.

Dividends to policyholders incurred, net increased CHF 3,419 million in 2003 compared to 2002, primarily due to the allocation to policyholders of higher investment results and the impact of tax law changes in Germany announced in December 2003. The tax law changes resulted in the release of net deferred tax liabilities and the related increase in dividends to policyholders incurrred.

Policy acquisition costs (including the change in deferred policy acquisition costs (DAC)/present value of future profits (PVFP)) increased mainly due to higher DAC amortization as a result of lower expectations for long-term investment returns.

Administration costs decreased CHF 344 million, or 23.5%, in 2003. This reduction was mainly due to ongoing efficiency measures and the impact of certain one-time expenses in 2002.

Investment income general account increased CHF 3,913 million in 2003 compared to 2002. This increase was primarily due to the significant decrease of other than temporary impairments.

Other income/(expenses), net, decreased CHF 216 million from income of CHF 74 million in 2002 to an expense of CHF 142 million in 2003. This was mainly due to restructuring expenses and the impact of foreign exchange movements.

Taxes decreased CHF 1,505 million from an expense of CHF 786 million in 2002 to a benefit of CHF 719 million in 2003. The 2003 benefit was mainly a result of the change in German tax laws, which resulted in the release of deferred tax liabilities.

In 2003, Winterthur Life in Switzerland announced the introduction of its new model for the regulated Swiss employee benefit scheme, which went into effect on January 1, 2004. This model, known in Switzerland as the “Winterthur Model”, has been adopted with respect to the regulated employee benefit insurance system in Switzerland to reflect current economic realities, particularly low investment yields, as well as developments in terms of life expectancy, by changing the contractual relationships between the insurer and the insured. Although the Life & Pensions segment remains exposed to the volatility of the financial markets due to the nature of its business, the implementation of the new employee benefit model should partially mitigate the impact of market volatility by providing more flexibility in the way policyholder bonuses are set.

Insurance
Insurance reported a segment profit of CHF 1,290 million in 2003 compared with a segment loss of CHF 992 million in 2002. The recovery from 2002 was primarily due to a CHF 1,268 million after-tax gain from the divestitures of Republic Financial Services in the United States, Churchill Insurance Group in the United Kingdom, and Winterthur Italy in the third quarter of 2003, net of related provisions. In addition, certain provisions of CHF 383 million related to the current and former international business portfolio were recorded in the third quarter of 2003. Additionally, segment profit was impacted by a significant improvement in investment income, lower administration costs, as well as the positive development of the underwriting result, before dividends to policyholders incurred, mainly due to tariff increases.

In 2003, the Insurance segment’s net premiums earned decreased by CHF 1,133 million, or 7.2%. Adjusted for the divestitures and exchange rate impacts, net premiums earned increased CHF 574 million, or 6.0%, primarily as a result of tariff increases across all major markets.

The Insurance segment measures underwriting performance based on the combined ratio, by comparing claims and annuities incurred, net, policy acquisition costs and administration costs as a percentage of net premiums earned. In 2003, the combined ratio improved by 2.4 percentage points to 101.0% compared to 2002. This improvement resulted mainly from the continued implementation of tariff increases across all major markets, a strict underwriting policy, reduced costs, as well as the continued streamlining of the business portfolio. In addition, a lower level of losses resulting from natural catastrophes was reported in 2003.

Net claims and annuities incurred decreased CHF 1,103 million, or 9.4%, in 2003, mainly due to continued selective underwriting and lower losses from natural catastrophes. Combined with tariff increases, this led to a claims ratio improvement of 1.7 percentage points to 73.1%. This development was mainly a result of the improved non-motor claims ratio, which decreased year-on-year by 8.0 percentage points to 62.5%.

The expense ratio (policy acquisition costs ratio plus administration costs ratio) improved to 27.9% in 2003, down 0.7 percentage points compared to 2002.

Policy acquisition costs (including the change in DAC/PVFP) decreased CHF 96 million, or 3.8%, in 2003, and administration costs decreased by CHF 326 million, or 16.6%, compared to 2002. Adjusted for divestitures, the administration costs improved by CHF 211 million, or 14.6%, reflecting the progress of ongoing efficiency measures across all market units.

Dividends to policyholders incurred, net, increased by CHF 605 million from income of CHF 106 million in 2002 to an expense of CHF 499 million in 2003. This increase was primarily due to higher investment results, and the impact of German tax law changes.

Net investment income increased CHF 1,250 million in 2003. This increase was mainly attributable to the significant decrease in impairments and lower realized losses.

Other income/(expenses), net, improved CHF 1,158 million from an expense of CHF 349 million in 2002, to income of CHF 809 million in 2003. This increase was primarily due to the profit arising from divestitures, partially offset by certain provisions related to the current and former international business portfolio, as well as restructuring expenses, reflecting the reorganization effort across all market units.

Investments for Life & Pensions and Insurance
Investment portfolios are managed within a defined process and set of guidelines in order to meet diversification, credit quality, yield and liquidity requirements of policy liabilities. Investments include debt instruments, such as government bonds, loans and mortgages, as well as real estate, equities and alternative assets. The weighting of asset classes within the investment portfolios is determined by the Investment Committee, which meets regularly.

Total investments increased by CHF 1.0 billion in 2003 compared to 2002. Excluding the impact of divestitures of CHF 12.0 billion, total investments increased by CHF 12.9 billion in 2003. During the year, equity exposure was reduced and the proportion of investments in debt securities increased. The strategy to reduce the equity exposure to protect against further declines in equity markets began in 2002 and continued in 2003. The proportion of investments held in equities decreased to 4.9% as of December 31, 2003 from 7.9% as of December 31, 2002.

Excluding the impact related to divestitures of CHF 9.9 billion, debt securities (in the general account) increased CHF 12.8 billion, or 19.1%, in 2003. Equity securities decreased by CHF 3.1 billion in 2003 excluding the impact related to divestitures of CHF 0.4 billion.

Net investment income from the general account increased by CHF 5.2 billion in 2003. This increase in net investment income was primarily due to the significant increase by CHF 4.9 billion in net realized gains and losses to CHF 1.7 billion.

Credit Suisse Financial Services business unit income statement 1)

in CHF m		2003	2002

Operating income	2)	13,892	12,152

Personnel expenses		5,434	5,944
Other operating expenses		3,067	3,625

Operating expenses		8,501	9,569

Gross operating profit		5,391	2,583

Depreciation of non-current assets		672	739
Amortization of Present Value of Future Profits (PVFP)		300	267
Valuation adjustments, provisions and losses		374	390

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes		4,045	1,187

Extraordinary income/(expenses), net		127	48
Taxes 3)		75	(1,517)

Net operating profit/(loss) before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests		4,247	(282)

Amortization of acquired intangible assets and goodwill		(102)	(139)
Exceptional items		0	(192)
Cumulative effect of change in accounting principle 4)		1	266
Tax impact		2	16

Business unit result before minority interests		4,148	(331)

Minority interests		14	151

Business unit result 5)		4,162	(180)

Increased/(decreased) credit-related valuation adjustments, net of tax 6)		62	91

Net profit/(loss)		4,100	(271)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/losses from sales of investments within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) For the purpose of the consolidated financial statements, operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Excluding tax impact on amortization of acquired intangible assets and goodwill as well as exceptional items.
4) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
5) Represents net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Increased/(decreased) credit-related valuation adjustments before tax of CHF 82 m and CHF 120 m for 2003 and 2002, respectively.

Reconciliation to net operating profit/(loss)

in CHF m	2003	2002

Business unit result	4,162	(180)
Amortization of acquired intangible assets and goodwill, net of tax	100	116	1)
Exceptional items, net of tax	0	179
Cumulative effect of change in accounting principle, net of tax	(1)	(266)

Net operating profit/(loss)	4,261	(151)

1) Excluding a CHF 20 m write-off relating to a participation.

Credit Suisse Financial Services business unit key information 1)
	2003	2002

Cost/income ratio 2)	73.9%	87.2%
Cost/income ratio – operating 3) 4)	66.0%	84.8%
Cost/income ratio – operating, banking 3)	62.4%	66.5%

Return on average allocated capital 2)	29.2%	(3.4%)
Return on average allocated capital – operating 3)	30.3%	(2.4%)
Average allocated capital in CHF m	13,999	12,519

Growth in assets under management	6.4%	(9.5%)
of which net new assets	2.4%	2.5%
of which market movement and structural effects	6.0%	(11.8%)
of which acquisitions/(divestitures)	(2.1%)	(0.2%)
of which discretionary	1.3%	(2.0%)

	31.12.03	31.12.02

Assets under management in CHF bn	720.8	677.5

Number of employees (full-time equivalents)	41,195	54,378

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the business unit results on a Swiss GAAP basis.
3) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.
4) Excluding amortization of PVFP from the insurance business within Credit Suisse Financial Services.

Private Banking income statement 1)

in CHF m	2003	2002

Net interest income	1,351	1,374
Net commission and service fee income	3,847	4,121
Net trading income	670	515
Other ordinary income	53	61

Operating income	5,921	6,071

Personnel expenses	2,193	2,261
Other operating expenses	1,130	1,332

Operating expenses	3,323	3,593

Gross operating profit	2,598	2,478

Depreciation of non-current assets	218	240
Valuation adjustments, provisions and losses 2)	69	78

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	2,311	2,160

Extraordinary income/(expenses), net	125	44
Taxes	(522)	(508)

Net operating profit before exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	1,914	1,696

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	(37)	1

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.
Private Banking balance sheet information 1)

in CHF m	31.12.03	31.12.02

Total assets	178,533	171,126

Due from customers	32,779	36,164
Mortgages	26,318	22,935

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Private Banking key information 1)
	2003	2002

Cost/income ratio 2)	59.8%	63.1%

Average allocated capital in CHF m	2,931	2,507

Pre-tax margin 2)	41.1%	36.3%

Fee income/operating income	65.0%	67.9%

Net new assets in CHF bn	17.9	19.1

Growth in assets under management	9.9%	(10.5%)
of which net new assets	3.8%	3.7%
of which market movement and structural effects	6.0%	(14.2%)
of which acquisitions/(divestitures)	–	0.1%

Gross margin 3)	121.3 bp	121.5 bp
of which asset-driven	78.7 bp	81.8 bp
of which transaction-driven	38.4 bp	35.0 bp
of which other	4.2 bp	4.7 bp
Net margin 4)	39.2 bp	34.0 bp

	31.12.03	31.12.02

Assets under management in CHF bn	511.7	465.7

Number of employees (full-time equivalents)	11,850	12,967

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
3) Operating income/average assets under management.
4) Segment result/average assets under management.

Corporate & Retail Banking income statement 1)

in CHF m	2003	2002

Net interest income	2,070	2,142
Net commission and service fee income	661	693
Net trading income	305	273
Other ordinary income	95	39

Operating income	3,131	3,147

Personnel expenses	1,242	1,250
Other operating expenses	755	943

Operating expenses	1,997	2,193

Gross operating profit	1,134	954

Depreciation of non-current assets	106	108
Valuation adjustments, provisions and losses 2)	305	312

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	723	534

Extraordinary income/(expenses), net	2	4
Taxes	(160)	(124)

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests (segment result)	565	414

Other data:
Increased/(decreased) credit-related valuation adjustments 2)	119	119

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) Increased/(decreased) credit-related valuation adjustments taken at Group level resulting from the difference between the statistical and actual credit provisions.

Corporate & Retail Banking balance sheet information 1)

in CHF m	31.12.03	31.12.02

Total assets	96,252	94,757

Due from customers	24,396	28,048
Mortgages	59,688	57,165

Due to customers in savings and investment deposits	28,590	27,081
Due to customers, other	28,034	27,611

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.

Corporate & Retail Banking key information 1)
	2003	2002

Cost/income ratio 2)	67.2%	73.1%

Return on average allocated capital 2)	11.6%	8.2%
Average allocated capital in CHF m	4,880	5,036

Pre-tax margin 2)	23.2%	17.1%

Personnel expenses/operating income	39.7%	39.7%

Net interest margin	212 bp	215 bp

Loan growth	(1.3%)	(1.0%)

Net new assets in CHF bn	(1.4)	(3.6)

	31.12.03	31.12.02

Deposit/loan ratio	67.3%	64.2%

Assets under management in CHF bn	70.0	70.3

Number of employees (full-time equivalents)	8,479	9,281

Number of branches	214	223

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking.
2) Based on the segment results, which exclude certain acquisition-related costs and cumulative effect of change in accounting principle not allocated to the segment.

Life & Pensions income statement 1)

in CHF m	2003	2002

Gross premiums written	17,273	19,019
Reinsurance ceded	(87)	(40)

Net premiums written	17,186	18,979

Change in provision for unearned premiums	(1)	(4)

Net premiums earned	17,185	18,975

Death and other benefits incurred	(16,243)	(14,692)
Change in provision for future policyholder benefits (technical)	(2,486)	(5,750)
Change in provision for future policyholder benefits (separate account) 2)	(1,718)	1,730
Dividends to policyholders incurred, net	(1,661)	1,758
Policy acquisition costs (including change in DAC/PVFP)	(854)	(716)
Administration costs	(1,119)	(1,463)
Investment income general account	5,351	1,438
Investment income separate account 2)	1,718	(1,730)
Interest received and paid	(117)	(92)
Interest on bonuses credited to policyholders	(155)	(146)
Other income/(expenses), net	(142)	74

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	(241)	(614)

Taxes	719	(786)

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	478	(1,400)

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.
2) This represents the market impact for separate account (or unit-linked) business, where the investment risk is borne by the policyholder.

Life & Pensions key information
	2003	2002

Expense ratio 1)	11.4%	11.5%

Growth in gross premiums written	(9.2%)	9.2%

Return on invested assets (excluding separate account business)
Current income	4.1%	3.9%
Realized gains/losses and other income/expenses	1.1%	(2.5%)
Total return on invested assets 2)	5.2%	1.4%

Net new assets in CHF bn 3)	0.0	3.4

Total sales in CHF m 4)	20,454	22,790

	31.12.03	31.12.02

Assets under management in CHF bn 5)	113.3	110.8

Technical provisions in CHF m	107,929	105,939

Number of employees (full-time equivalents)	7,193	7,815

1) Operating expenses (i.e. policy acquisition costs and administration costs)/gross premiums written.
2) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.
3) Based on change in technical provisions for traditional business, adjusted for technical interests, net inflow of separate account business and change in off-balance sheet business such as funds.
4) Includes gross premiums written and off-balance sheet sales.
5) Based on savings-related provisions for policyholders plus off-balance sheet assets.

Breakdown of gross premiums written by market units

in CHF m	2003	2002	1)

Switzerland	8,482	9,719
Germany	2,677	2,861
United Kingdom	2,355	2,338
Rest of Europe and Overseas	3,759	4,101

Gross premiums written	17,273	19,019

1) Certain reclassifications have been made to conform to the current presentation.

Insurance income statement 1)

in CHF m	2003	2002

Gross premiums written	16,212	18,391
Reinsurance ceded	(939)	(1,150)

Net premiums written	15,273	17,241

Change in provision for unearned premiums and in provision for future policy benefits (health)	(703)	(1,538)

Net premiums earned	14,570	15,703

Claims and annuities incurred, net	(10,646)	(11,749)
Dividends to policyholders incurred, net	(499)	106
Policy acquisition costs (including change in DAC/PVFP)	(2,433)	(2,529)
Administration costs	(1,633)	(1,959)

Underwriting result, net	(641)	(428)

Net investment income	1,240	(10)
Interest received and paid	(156)	(106)
Other income/(expenses), net	809	(349)

Net operating profit/(loss) before cumulative effect of change in accounting principle and taxes	1,252	(893)

Taxes	38	(99)

Net operating profit/(loss) before cumulative effect of change in accounting principle and minority interests (segment result)	1,290	(992)

1) The presentation of segment results differs from the presentation of the Group's consolidated results as it reflects the way the insurance business is managed, which is in line with peers in the insurance industry. Certain acquisition-related costs, including amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results.

Insurance key information
	2003	2002

Combined ratio (excluding dividends to policyholders)	101.0%	103.4%

Claims ratio 1)	73.1%	74.8%

Expense ratio 2)	27.9%	28.6%

Return on invested assets (excluding separate account business)
Current income	3.9%	4.2%
Realized gains/losses and other income/expenses	(0.1%)	(4.3%)
Total return on invested assets 3)	3.8%	(0.1%)

	31.12.03	31.12.02

Assets under management in CHF bn	25.8	30.7

Technical provisions in CHF m	22,196	28,745

Number of employees (full-time equivalents)	13,673	24,315

1) Claims and annuities incurred, net/net premiums earned.
2) Operating expenses (i.e. policy acquisition costs and administration costs)/net premiums earned.
3) Total return on invested assets includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

Breakdown of gross premiums written by market units

in CHF m	2003	2002	1)

Switzerland	3,197	2,925
Germany	2,657	2,523
United Kingdom	3,416	5,001
Rest of Europe and Overseas	6,942	7,942

Gross premiums written	16,212	18,391

1) Certain reclassifications have been made to conform to the current presentation.

Investment income
in CHF m	2003	2002

Investment income	5,375	5,096
Realized gains and losses	1,730	(3,183)
Depreciation on real estate	(152)	(153)
Investment expenses	(362)	(332)

Net investment income, general account	6,591	1,428

Investment income, separate account 1)	1,718	(1,730)

Net investment income	8,309	(302)

of which Life & Pensions	7,069	(292)
of which Insurance	1,240	(10)

Return on invested assets (exluding separate account business):
Current income	4.1%	4.0%
Other than current income/(expenses), net	0.8%	(2.9%)
Total 2)	4.9%	1.1%

1) Includes investment income/(loss) and realized gains and losses on separate account business.
2) Total investment return includes depreciation on real estate and investment expenses as well as investment income and realized gains and losses.

Investment portfolio
in CHF bn	31.12.03	31.12.02

Debt securities	79.9	76.9
Equity securities	5.6	9.1
Mortgage loans	11.1	10.2
Loans	4.4	4.3
Real estate	7.2	7.4
Other investments	5.0	7.1

Investments, general account	113.2	115.0

Investments, separate account 1)	14.4	11.6

Investments	127.6	126.6

of which Life & Pensions	104.8	99.0
of which Insurance	22.8	27.6

1) Amounts exclude separate account business of SLC Pooled Pensions Limited.
OPERATING AND FINANCIAL REVIEW | CREDIT SUISSE FIRST BOSTON

Credit Suisse First Boston serves global institutional, corporate, government and high-net-worth clients in its role as a financial intermediary. Credit Suisse First Boston’s businesses include securities underwriting, sales and trading, financial advisory services, lending, investment research, private equity investments, brokerage services and asset management products and services. For the periods under discussion, Credit Suisse First Boston is comprised of the operations of the Institutional Securities segment and the CSFB Financial Services segment. For information relating to services provided by Credit Suisse First Boston and a reorganization of operations effective January 1, 2004, please refer to “Information on the Company – Credit Suisse First Boston.”

The business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, as well as exceptional items and cumulative effect of changes in accounting principles, net of tax, not allocated to the segments, are included in the business unit results. The results of Credit Suisse First Boston and its segments are discussed on an operating basis. For a reconciliation of operating basis business unit results to Swiss GAAP and a discussion of the material reconciling items, the purpose of the operating basis results and the reasons why management believes they provide useful information for investors, please refer to “Reconciliation of operating results to Swiss GAAP”. Although the amounts for Credit Suisse First Boston and its segments are presented in Swiss francs, the US dollar is Credit Suisse First Boston’s functional currency. The depreciation in 2003 of the US dollar against the Swiss franc had a negative effect on Credit Suisse First Boston’s 2003 results when translated into Swiss francs.

On September 1, 2003, Credit Suisse First Boston transferred its securities and treasury execution platform in Switzerland to Credit Suisse Financial Services. In 2003, it also transferred its Private Client Services UK business from CSFB Financial Services to Private Banking. The results for all periods presented have been restated to reflect these transfers.

In 2003, Credit Suisse First Boston reported a net profit of CHF 1,174 million compared with a net loss of CHF 1,836 million in 2002, despite a 19.3% decline in operating income. Credit Suisse First Boston reported a net operating profit – which excludes the amortization of acquired intangible assets and goodwill and the cumulative effect of changes in accounting principles, and, for 2002, exceptional items, net of tax – of CHF 1,876 million compared with a net operating profit of CHF 245 million in 2002. The increase in net profit and net operating profit resulted from improved operating margins, significant cost reductions and a decline in valuation adjustments, provisions and losses, despite reduced volumes and activity in several core markets. Credit Suisse First Boston measures performance based on operating return on average allocated capital and operating pre-tax margin. Operating return on average allocated capital and operating pre-tax margin are based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and the cumulative effect of changes in accounting principles, net of tax, discussed in “Reconciliation of operating results to Swiss GAAP”. In 2003, operating return on average allocated capital was 15.9%, an increase of 14.2 percentage points from the prior year. In 2003, operating pre-tax margin was 16.0%, an increase of 17.1 percentage points from the prior year. In 2003, return on average allocated capital and pre-tax margin including certain acquisition-related costs, exceptional items and the cumulative effect of a change in accounting principles, net of tax, were 10.6%, an increase of 22.9 percentage points, and 12.0%, and an increase of 27.3 percentage points from the prior year, respectively.

During 2003, Credit Suisse First Boston applied mandatory changes in Swiss GAAP – most significantly for the accounting for derivatives. The Swiss GAAP changes resulted in the discontinuation of hedge accounting treatment for certain credit default and interest rate swaps. As a result, changes in the fair value of these swaps were reflected in operating income, including gains on credit default swaps, which offset credit losses reflected in valuation adjustments, provisions and losses. The implementation of these changes for 2003 impacted results as follows: net profit was reduced by CHF 85 million, net operating profit was reduced by CHF 271 million and operating income was reduced by CHF 199 million; valuation adjustments, provisions and losses increased by CHF 197 million; and taxes were reduced by CHF 7 million. These changes in accounting principles also resulted in a cumulative positive effect related to prior periods of CHF 318 million, or CHF 186 million net of tax.

On May 1, 2003, Credit Suisse First Boston sold its clearing and execution platform, Pershing, to The Bank of New York Company, Inc. For 2003, Pershing’s net result of CHF 20 million was reported as operating income in the CSFB Financial Services segment. Pershing’s 2002 operating income and operating expense were CHF 1,332 million and CHF 1,031 million, respectively.

Operating income decreased CHF 3,476 million, or 19.3%, in 2003 compared with 2002. This decrease was primarily due to a CHF 1,930 million, or 12.9%, decline in the Institutional Securities segment in which all divisions declined except Other. The results of the business unit, which manages its operations in US dollars, were negatively impacted by weak market conditions, lower levels of mergers and acquisitions and equity new issuances and foreign exchange movements between the US dollar and the Swiss franc. A decline of CHF 1,546 million, or 49.8%, in the CSFB Financial Services segment was primarily the result of the sale of Pershing and weaker Credit Suisse Asset Management and Private Client Services operating income.

While the operating income in all regions declined, the decreases were most significant in the Americas. The portion of 2003 operating income derived from the Americas was 56%, 4% less than in 2002, as a result of difficult equity markets, including reduced equity new issuances and reduced merger and acquisition activity in the United States. In the Americas, operating income of the Fixed Income division, the Equity division and the Investment Banking division decreased 19%, 22% and 22%, respectively. The European operations improved their share of total revenue 3% to 33% primarily within the Fixed Income division, and Asian operations improved their share of total revenue 1% to 11%, primarily within the Equity division.

Operating expenses decreased CHF 3,153 million, or 22.3%, in 2003 compared with 2002. Personnel expenses decreased CHF 1,962 million, or 20.7%, to CHF 7,534 million, primarily as a result of the sale of Pershing, decreased headcount, the change in vesting for future share awards described below and the impact of the devalued US dollar. Excluding Pershing, headcount decreased 2.7%, or 510, as management continued to align the size of the business to market conditions.

In 2003, Credit Suisse First Boston introduced a three-year vesting period for future share awards in line with its long-term service and retention strategy and industry practice . As a result of the change, Credit Suisse First Boston increased the amount of compensation deferred in the form of share awards and replaced performance-based plans and share option awards with share awards. In 2003, Credit Suisse First Boston deferred USD 873 million of compensation in the form of share awards into future periods, compared to USD 869 million awarded in 2002 that was deferred or otherwise not expensed (in the case of share option awards).

Other operating expenses decreased CHF 1,191 million, or 25.8%, to CHF 3,434 million in 2003 compared to 2002, primarily due to reduced discretionary expenses, including professional fees, technology and occupancy costs, and the sale of Pershing.

Depreciation of non-current assets decreased CHF 200 million, or 26.6%, in 2003, compared with 2002 due primarily to reduced capital expenditures and leasehold improvements and the sale of Pershing.

Valuation adjustments, provisions and losses in 2003 decreased CHF 2,220 million, or 84.8%, mainly reflecting a significant improvement in credit conditions, the release of valuation allowances and lower provisions related to impaired and non-impaired loans and the legacy real estate portfolio. Impaired loans at December 31, 2003, decreased CHF 3,623 million, or 66.1%, compared to December 31, 2002. Non-performing loans at December 31, 2003 decreased CHF 2,326 million, or 65.2%, compared with December 31, 2002. The decreases were due in part to higher write-offs in 2003 and to real estate loans held for sale, previously presented on the basis of lower of cost or market net of related credit provisions, and now no longer reported within impaired loans. Real estate loans of CHF 752 million were included in impaired loans as of December 31, 2002.

Extraordinary income, net, decreased to CHF 168 million in 2003 from CHF 408 million in 2002. In 2003, Credit Suisse First Boston reported extraordinary income of CHF 134 million, or CHF 96 million net of tax, from the sale of a 50% interest in a Japanese online broker and CHF 34 million, or CHF 24 million net of tax, from the disposal of other assets. In 2002, the Group released a portion of its reserve for general banking risks and allocated CHF 382 million to Credit Suisse First Boston to offset the after-tax impact of a provision for the risk of loss inherent in the portfolio of non-impaired loans and commitments.

Acquisition interest decreased CHF 237 million, or 47.0%, to CHF 267 million. The decrease was primarily attributable to lower interest rates and a decrease in the amount of interest expense resulting from the acquisition of DLJ, which corresponded with the decline in goodwill following the sale of Pershing. Amortization of retention payments decreased CHF 431 million, or 66.9%, year-on-year to CHF 213 million, due to the substantial completion in June 2003 of the DLJ retention awards. Amortization of acquired intangible assets and goodwill decreased CHF 213 million, or 16.3%, to CHF 1,090 million primarily due to the sale of Pershing in 2003, offset in part by a CHF 270 million pre-tax, or CHF 176 million after-tax, impairment of acquired intangible assets with respect to CSFB Financial Services’ high-net-worth asset management business in 2003.

No exceptional items were recorded in 2003. In 2002, exceptional items of CHF 1,389 million (CHF 1,269 million, net of tax) consisted of a pre-tax loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing, a pre-tax charge of CHF 234 million, or CHF 193 million after tax, related to the provision for the agreement in principle with various US regulators involving research analyst independence and the allocation of IPO shares to corporate executive officers, a pre-tax provision of CHF 702 million, or CHF 456 million after tax, for private litigation involving research analyst independence, certain IPO allocation practices and Enron and other related litigation, and a pre-tax charge of CHF 319 million, or CHF 230 million after tax, related to a cost reduction program initiated in the fourth quarter of 2002. Expenses associated with the cost reduction initiative included CHF 257 million of severance-related costs, CHF 33 million of excess facilities costs and CHF 28 million of costs associated with the sale of a 90% participation in Credit Suisse First Boston’s non-core South African equity brokerage business in the first half of 2003. Had the 2002 pre-tax exceptional items been recorded through the operating results, approximately CHF 242 million would have been reflected as personnel expenses, approximately CHF 984 million as valuation adjustments, provisions and losses and approximately CHF 163 million as extraordinary expenses.

A cumulative effect of changes in accounting principles of CHF 254 million was reported in 2002 with respect to previous periods, relating to the recognition of deferred tax assets on net operating losses. The change led to the recognition of tax benefits of CHF 868 million during 2002. In 2003, changes in accounting principles related to mandatory changes in Swiss GAAP and resulted in a cumulative positive effect related to prior periods of CHF 318 million.

Credit Suisse First Boston’s 2003 effective tax rate on operating results was 25.0%, which was lower than the 2002 effective tax rate of 30.0%, due to the positive effect of the geographic mix of taxable profits.

Institutional Securities
The Institutional Securities segment of Credit Suisse First Boston provides securities underwriting, financial advisory, lending and capital raising services and sales and trading for users and suppliers of capital globally and is operated and managed through three divisions:
Fixed Income, which underwrites, trades and distributes fixed income financial instruments and offers derivatives and risk management products;
  Equity, which underwrites, trades and distributes equity and equity-related products, including listed and over-the-counter derivatives and risk management products, and engages in securities lending and borrowing; and

  Investment Banking, which serves a broad range of users and suppliers of capital, provides financial advisory and securities underwriting and placement services and, through the private equity group, makes privately negotiated equity investments and acts as an investment advisor for private equity funds.

Operating income for the Institutional Securities segment consists primarily of realized and unrealized net trading gains, net interest income from trading and lending activities, fee-based earnings from capital market activities, commissions on customer transactions and gains and losses on private equity investments. The results of certain non-continuing legacy activities are recorded within Other.

For divisional reporting of operating income, equity capital market underwriting fees are shared between the Investment Banking and Equity divisions, and debt capital market underwriting fees are shared between the Investment Banking and Fixed Income divisions. Corporate derivatives income is shared among the Investment Banking, Fixed Income and Equity divisions based upon client relationships. Income from corporate lending is shared among the Investment Banking, Fixed Income and Equity divisions. Beginning in 2003, certain fund-linked product revenues are shared between the Fixed Income division of the Institutional Securities segment and the Credit Suisse Asset Management business of the CSFB Financial Services segment, and a portion of the Fixed Income division’s fund-linked product revenue is attributed to the Equity division.

In 2003, certain legacy private equity investments, including investments in mature third-party leveraged buyout funds reported in the Investment Banking division, were transferred to Other. The operating income of the Investment Banking and Other divisions were reclassified for all periods presented. These assets were managed together with the pre-existing non-continuing portfolios held for disposition and reported in Other.

Institutional Securities reported a segment profit of CHF 1,917 million in 2003, compared with CHF 636 million in 2002, primarily due to lower operating expenses, principally personnel costs and a significant decline in credit provisions. Institutional Securities measures performance based on pre-tax margin. For 2003, pre-tax margin was 18.8%, an increase of 15.8 percentage points from 2002.

In 2003, operating income of Institutional Securities was CHF 12,997 million, a decrease of 12.9% from CHF 14,927 million in 2002. The decline was due primarily to weaker Equity and Investment Banking results, reflecting difficult market conditions, particularly during the early part of the year, continued low merger and acquisition volume, a CHF 981 million gain on the sale of a private equity investment in 2002, and the impact of a lower US dollar versus Swiss franc exchange rate on results managed in US dollars, partially offset by improved results in the legacy portfolio.

Operating income from Fixed Income decreased CHF 342 million, or 5.2%, in 2003, compared with 2002. The decrease was principally due to an unfavorable exchange rate impact offsetting a year-to-year increase in operating income based on US dollars as 2003 benefited from a low interest rate environment, which fueled demand for high yield and structured products. Additionally, in 2002, the division had particularly strong results in Brazil and a writedown of notes issued by National Century Financial Enterprises, Inc.

Operating income from Equity decreased CHF 863 million, or 19.7%, in 2003 compared with 2002. The decline was principally due to a decrease in the cash business, particularly in the United States, which was adversely impacted by declines in volume, general margin compression and a decrease in equity new issuance activity during the early part of 2003, partially offset by improvements in the convertibles business. The division, which manages its results in US dollars, was also negatively affected by foreign exchange movements. Operating income from Investment Banking decreased CHF 1,553 million, or 31.7%, in 2003 compared with 2002, primarily as a result of a CHF 981 million gain from the sale of the strategic investment in Swiss Re recorded in 2002 and decreased mergers and acquisition and equity new issuance fees in 2003, partially offset by an increase in lending results.

For divisional reporting of operating income, equity capital market underwriting fees were shared between the Investment Banking and Equity divisions and debt capital market underwriting fees were shared between the Investment Banking and Fixed Income divisions. The following table sets forth a breakdown of such fees for 2002 and 2003.

Other operating income increased CHF 828 million, from an operating loss of CHF 876 million in 2002 to an operating loss of CHF 48 million in 2003. Other operating income includes the results of investments and transactions that are not associated with any particular division in the Institutional Securities segment, including the legacy portfolio and unallocated interest income. The improvement was primarily due to a positive performance in the legacy portfolio in 2003 versus losses resulting from writedowns in 2002. The net exposure, including unfunded commitments, of the non-continuing legacy portfolio was CHF 2,706 million as of December 31, 2003, a decrease of CHF 1,508 million from December 31, 2002.

Operating expenses decreased CHF 1,963 million, or 16.8%, in 2003, compared with 2002 principally due to the impact of foreign exchange movements. On a US dollar basis, operating expenses decreased 3.9% due mainly to decreased headcount and other cost containment efforts. Personnel expenses decreased CHF 1,272 million, or 15.9%, to CHF 6,715 million, and other operating expenses decreased CHF 691 million, or 18.7%, to CHF 2,999 million.

Depreciation of non-current assets decreased CHF 95 million, or 15.6%, compared with 2002, primarily due to reduced capital expenditures and leasehold improvements and the impact of a lower US dollar/Swiss franc exchange rate.

Valuation adjustments, provisions and losses decreased CHF 2,232 million to CHF 363 million in 2003 primarily reflecting a significantly better credit environment than 2002, the release of credit provisions, and fewer reserves related to impaired and non-impaired loans.

CSFB Financial Services
The CSFB Financial Services segment provides international asset management services to institutional, mutual fund and private investors through its asset management business, which operates under the main brand name Credit Suisse Asset Management, and financial advisory services to high-net-worth individuals and corporate investors through Private Client Services. Its main sources of operating income are asset-based fee income and transaction fees from its investment advisory business.

In 2002, Credit Suisse First Boston recorded a pre-tax loss of CHF 134 million, or CHF 390 million after tax, related to the sale of Pershing. The 2002 operating income and operating expenses of Pershing, which was sold in May 2003, were CHF 1,332 million and CHF 1,031 million, respectively. The 2003 net result of Pershing was CHF 20 million. In November 2003, Credit Suisse First Boston sold its 50% interest in a Japanese online broker. As a result of the acquisitions and divestitures noted above, the results between periods may not be fully comparable.

CSFB Financial Services measures business performance based on assets under management, discretionary assets under management and net new assets. Assets under management fell CHF 28.1 billion, or 5.8%, while discretionary assets under management decreased CHF 1.3 billion, or 0.4%, and a net asset outflow of CHF 15.7 billion resulted during 2003.

Operating income was CHF 1,560 million in 2003, a decrease of 49.8% compared to 2002. Excluding Pershing, 2003 operating income decreased 13.2% compared with 2002 mainly as a result of lower revenues due to reduced sales staff and client balances at Private Client Services and the impact of a lower US dollar/Swiss franc exchange rate at Credit Suisse Asset Management. Net commission and service fee income decreased CHF 1,257 million, or 48.8%, and net interest income decreased CHF 263 million, or 83.0%, from 2002 primarily due to the Pershing sale. Segment profit was CHF 271 million, a decrease of CHF 84 million, or 23.7%, in 2003 resulting primarily from the sale of Pershing, offset in part by the extraordinary gain in 2003 on the sale of a 50% interest in a Japanese online broker.

Operating expenses decreased CHF 1,190 million, or 48.7%, with personnel expenses declining CHF 690 million, or 45.7%, and other operating expenses declining CHF 500 million, or 53.5%, in 2003 primarily as a result of the sale of Pershing and cost reduction measures. Excluding the effect of the Pershing sale, there was an 8.2% reduction in headcount and a decrease in operating expenses of 11.3% compared with 2002.

In 2003, Credit Suisse Asset Management’s assets under management decreased CHF 19.9 billion, or 4.8%, to CHF 392.9 billion. Of the decline in assets under management, CHF 24.4 billion was attributable to changes in reporting, predominantly to conform to the Swiss Federal Banking Commission’s new definitions. Excluding these changes, assets under management increased by CHF 4.5 billion, due to CHF 21.0 billion of market performance gains, mostly offset by CHF 14.8 billion net outflow of assets and CHF 1.7 billion of foreign exchange declines. In 2003, Credit Suisse Asset Management’s discretionary assets under management decreased CHF 0.6 billion, or 0.2%, to CHF 278.1 million while discretionary mutual funds distributed increased CHF 3.5 billion, or 3.3%, to CHF 110.0 billion. Private Client Services’ assets under management decreased CHF 6.3 billion, or 9.3%, to CHF 61.2 billion. Of the decline in assets under management, CHF 3.9 billion were attributable to a change in the definition of assets under management, CHF 7.8 billion to foreign exchange declines, and CHF 0.9 billion were due to a net outflow of assets, which was offset by CHF 5.3 billion of market performance gains and CHF 1.0 billion from the Volaris acquisition. Private Client Services’ discretionary assets under management decreased by CHF 0.7 billion, or 3.8%, to CHF 17.6 billion.

Credit Suisse First Boston business unit income statement 1)

in CHF m	2003	2002

Operating income	14,557	18,033

Personnel expenses	7,534	9,496
Other operating expenses	3,434	4,625

Operating expenses	10,968	14,121

Gross operating profit	3,589	3,912

Depreciation of non-current assets	551	751
Valuation adjustments, provisions and losses	398	2,618

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	2,640	543

Extraordinary income/(expenses), net	168	408
Taxes 2)	(620)	40

Net operating profit/(loss) before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	2,188	991

Acquisition interest	(267)	(504)
Amortization of retention payments	(213)	(644)
Amortization of acquired intangible assets and goodwill	(1,090)	(1,303)
Exceptional items	0	(1,389)
Cumulative effect of change in accounting principle 3)	318	254
Tax impact	238	759

Net profit/(loss)	1,174	(1,836)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP”.
2) Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
3) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Reconciliation to net operating profit

in CHF m	2003	2002

Net profit/(loss)	1,174	(1,836)
Amortization of acquired intangible assets and goodwill, net of tax	888	1,066
Exceptional items, net of tax	0	1,269
Cumulative effect of change in accounting principle, net of tax	(186)	(254)

Net operating profit	1,876	245

Credit Suisse First Boston business unit key information 1)
	2003	2002

Cost/income ratio 2)	80.6%	88.9%
Cost/income ratio – operating 3)	79.1%	82.5%

Return on average allocated capital 2)	10.6%	(12.3%)
Return on average allocated capital – operating 3)	15.9%	1.7%
Average allocated capital in CHF m	11,829	14,299

Pre-tax margin 2)	12.0%	(15.3%)
Pre-tax margin – operating 3)	16.0%	(1.1%)

Personnel expenses/operating income 2)	58.5%	64.2%
Personnel expenses/operating income – operating 3)	51.8%	52.7%

	31.12.03	31.12.02

Number of employees (full-time equivalents)	18,341	22,801

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the business unit results on a Swiss GAAP basis.
3) Based on the operating basis business unit results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segments and reflect certain other reclassifications discussed in the “Reconciliation of operating results to Swiss GAAP”.

Distribution of operating income
based on CHF	31.12.03	31.12.02

Americas	56%	60%
Europe	33%	30%
Asia/Pacific	11%	10%

Total	100%	100%

Institutional Securities income statement 1)

in CHF m	2003	2002

Fixed Income	6,183	6,525
Equity	3,516	4,379
Investment Banking	3,346	4,899
Other	(48)	(876)

Operating income	12,997	14,927

Personnel expenses	6,715	7,987
Other operating expenses	2,999	3,690

Operating expenses	9,714	11,677

Gross operating profit	3,283	3,250

Depreciation of non-current assets	514	609
Valuation adjustments, provisions and losses	363	2,595

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	2,406	46

Extraordinary income/(expenses), net	34	408
Taxes	(523)	182

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	1,917	636

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Institutional securities balance sheet information 1)
in CHF m	31.12.03	31.12.02

Total assets	588,783	573,628

Total assets in USD m	476,477	412,623

Due from banks	194,817	193,944
of which securities lending and reverse repurchase agreements	143,196	152,221
Due from customers	113,823	114,191
of which securities lending and reverse repurchase agreements	62,252	56,851
Mortgages	12,234	14,825
Securities and precious metals trading portfolios	186,130	157,320

Due to banks	292,550	281,510
of which securities borrowing and repurchase agreements	104,855	112,733
Due to customers, other	111,844	109,980
of which securities borrowing and repurchase agreements	71,843	66,864

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

Institutional securities key information 1)
based on CHF amounts	2003	2002

Cost/income ratio 2)	78.7%	82.3%

Average allocated capital in CHF m	11,410	13,706

Pre-tax margin 2)	18.8%	3.0%

Personnel expenses/operating income 2)	51.7%	53.5%

	31.12.03	31.12.02

Number of employees (full-time equivalents)	15,739	16,018

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.
2) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.

Active private equity investments
	2003	2002

Net gains (realized and unrealized gains/losses) in CHF m	173	4
Management and performance fees in CHF m	228	333

	31.12.03	31.12.02

Book value in CHF bn	1.2	1.3
Fair value in CHF bn	1.3	1.4

Capital market underwriting fees 1)

in CHF m	2003	2002

Equity capital markets	897	1,260
Debt capital markets	1,160	1,023

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services.

CSFB Financial Services income statement 1)

in CHF m	2003	2002

Net interest income	54	317
Net commission and service fee income	1,318	2,575
Net trading income	140	166
Other ordinary income	48	48

Operating income	1,560	3,106

Personnel expenses	819	1,509
Other operating expenses	435	935

Operating expenses	1,254	2,444

Gross operating profit	306	662

Depreciation of non-current assets	37	142
Valuation adjustments, provisions and losses	35	23

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	234	497

Extraordinary income/(expenses), net	134	0
Taxes	(97)	(142)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	271	355

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

CSFB Financial Services key information 1)
based on CHF amounts	2003	2002

Cost/income ratio 2)	82.8%	83.3%

Average allocated capital in CHF m	529	939

Pre-tax margin 2)	23.6%	16.0%

Personnel expenses/operating income 2)	52.5%	48.6%

Net new assets Credit Suisse Asset Management in CHF bn (discretionary) 3)	(14.8)	(31.3)
Net new assets Private Client Services in CHF bn	(0.9)	8.0

Growth in assets under management 3)	(5.8%)	(24.2%)

Growth in discretionary assets under management – Credit Suisse Asset Management 3)	(0.2%)	(23.5%)
of which net new assets 3)	(5.3%)	(8.6%)
of which market movement and structural effects	5.1%	(14.9%)

Growth in net new assets Private Client Services	(1.3%)	8.6%

	31.12.03	31.12.02

Assets under management in CHF bn 3)	454.1	482.2
of which Credit Suisse Asset Management 3)	392.9	412.8
of which Private Client Services	61.2	67.5

Discretionary assets under management in CHF bn 3)	295.7	297.0
of which Credit Suisse Asset Management 3)	278.1	278.7
of which mutual funds distributed	110.0	106.5
of which Private Client Services	17.6	18.3

Advisory assets under management in CHF bn 3)	158.4	185.2

Number of employees (full-time equivalents)	2,602	6,783

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking.
2) Based on the segment results, which exclude certain acquisition-related costs, exceptional items and cumulative effect of change in accounting principle not allocated to the segment.
3) Credit Suisse Asset Management figures for Assets under Management and Net New Assets include assets managed on behalf of other entities within Credit Suisse Group. This differs from the presentation in the overview of Credit Suisse Group, where such assets are eliminated.

OPERATING AND FINANCIAL REVIEW | SUPPLEMENTAL INFORMATION

The following tables provide the results of Credit Suisse First Boston and its segments on a US dollar basis.

Credit Suisse First Boston business unit income statement 1)

in USD m	2003	2002

Operating income	10,783	11,559

Personnel expenses	5,581	6,088
Other operating expenses	2,543	2,964

Operating expenses	8,124	9,052

Gross operating profit	2,659	2,507

Depreciation of non-current assets	408	481
Valuation adjustments, provisions and losses	295	1,679

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	1,956	347

Extraordinary income/(expenses), net	124	262
Taxes 2)	(459)	25

Net operating profit/(loss) before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle	1,621	634

Acquisition interest	(198)	(323)
Amortization of retention payments	(158)	(413)
Amortization of acquired intangible assets and goodwill	(807)	(835)
Exceptional items	0	(890)
Cumulative effect of change in accounting principle 3)	236	162
Tax impact	176	487

Net profit/(loss)	870	(1,178)

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. The operating basis business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. Certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities classified as minority interests are presented in the operating basis business unit results based on the Group’s segment reporting principles. For a reconciliation and a discussion of the material reconciling items, please refer to “Reconciliation of operating results to Swiss GAAP".
2) Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
3) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
Reconciliation to net operating profit

in USD m	2003	2002

Net profit/(loss)	870	(1,178)
Amortization of acquired intangible assets and goodwill, net of tax	657	683
Exceptional items, net of tax	0	813
Cumulative effect of change in accounting principle, net of tax	(138)	(162)

Net operating profit	1,389	156

Institutional Securities income statement 1)

in USD m	2003	2002

Fixed Income	4,580	4,183
Equity	2,605	2,807
Investment Banking	2,478	3,140
Other	(35)	(562)

Operating income	9,628	9,568

Personnel expenses	4,975	5,120
Other operating expenses	2,221	2,365

Operating expenses	7,196	7,485

Gross operating profit	2,432	2,083

Depreciation of non-current assets	381	390
Valuation adjustments, provisions and losses	269	1,664

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	1,782	29

Extraordinary income/(expenses), net	25	262
Taxes	(387)	116

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	1,420	407

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

CSFB Financial Services income statement 1)

in USD m	2003	2002

Net interest income	39	203
Net commission and service fee income	976	1,650
Net trading income	104	107
Other ordinary income	36	31

Operating income	1,155	1,991

Personnel expenses	606	968
Other operating expenses	322	599

Operating expenses	928	1,567

Gross operating profit	227	424

Depreciation of non-current assets	27	91
Valuation adjustments, provisions and losses	26	15

Net operating profit before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	174	318

Extraordinary income/(expenses), net	99	0
Taxes	(72)	(91)

Net operating profit before exceptional items, acquisition-related costs and cumulative effect of change in accounting principle (segment result)	201	227

1) Comparative figures have been restated to reflect the transfer of the securities and treasury execution platform of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

OPERATING AND FINANCIAL REVIEW | CORPORATE CENTER

The results presented as Corporate Center include our parent company operations including Group financing initiatives and income and expense items related to centrally managed, own-use real estate, mainly comprised of bank premises within Switzerland. In addition, it includes consolidation adjustments and adjustments to segment accounts related to management reporting principles and reclassifications as described in note 4 of the “Consolidated financial statements”.

Typically, the Corporate Center reports negative operating income, which is primarily related to an offset of a reclassification between operating income and expenses within the Institutional Securities segment. Institutional Securities’ operating income and operating expenses differ from the Group’s consolidated operating income and operating expenses because brokerage, execution and clearing expenses are included in operating expenses instead of being netted against operating income. This allows Institutional Securities’ presentation of the income statement to be more consistent with certain of its US competitors. Please refer to “Operating and Financial Review – Credit Suisse First Boston” and “Reconciliation of operating results to Swiss GAAP” for further information. The reclassification of brokerage, execution and clearing expenses at Credit Suisse First Boston from operating income to operating expenses was CHF 772 million and CHF 888 million in 2003 and 2002, respectively.

A comparison of the gross operating profit/(loss) is discussed, as it is more meaningful than discussing operating income and operating expenses on a gross basis because of the offsetting reclassifications from operating income to operating expenses mentioned above. The gross operating loss was CHF 79 million in 2003 compared to a gross operating loss of CHF 719 million in 2002. This decrease compared to the prior year was primarily due to the recognition of significantly lower valuations of investments held at the Corporate Center, which had a negative impact of CHF 838 million on the Corporate Center’s 2002 operating income. In 2003, the gross operating loss of CHF 79 million included the negative impact resulting from mandatory changes in Swiss GAAP.

In 2003, mandatory changes in Swiss GAAP impacted accounting for own shares and resulted in the recognition in shareholders’ equity of realized gains and losses on trading in own shares. The impact from the change in accounting for own shares resulted in a decrease of CHF 94 million in net profit at the Corporate Center.

Depreciation of non-current assets decreased CHF 7 million, or 1.9%, in 2003 compared to 2002 primarily as a result of lower depreciation on own-use real estate, which was partly offset by an increase in depreciation on other assets.

Valuation adjustments, provisions and losses decreased CHF 311 million, or 97.8%, in 2003 compared to 2002. This decrease was primarily due to a charge recorded in 2002 related to an adjustment in the method of estimating inherent losses related to lending activities at Credit Suisse First Boston, which was offset by a release from the reserves for general banking risks that was recorded as extraordinary income. In 2003, extraordinary income/(expenses), net decreased CHF 82 million, or 45.1%, to income of CHF 100 million, primarily as a result of the release from the reserves for general banking risks recorded in 2002.

Corporate Center income statement
in CHF m	2003	2002

Operating income	(88)	(966)

Personnel expenses	237	176
Other operating expenses	(246)	(423)

Operating expenses	(9)	(247)

Gross operating profit/(loss)	(79)	(719)

Depreciation of non-current assets	364	371
Amortization of acquired intangible assets and goodwill	(5)	(2)
Valuation adjustments, provisions and losses	7	318

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	(445)	(1,406)

Extraordinary income/(expenses), net	100	182
Cumulative effect of change in accounting principle	0	0
Taxes	131	77

Net profit/(loss) before minority interests	(214)	(1,147)

Minority interests	(61)	(55)

Net profit/(loss)	(275)	(1,202)

Reconciliation of operating RESULTS to SWISS GAAP

Introduction
The Group’s consolidated results are prepared in accordance with Swiss GAAP, while the Group’s segment reporting principles are applied to the presentation of segment results. For a description of these reporting principles, please refer to note 4 of the notes to the consolidated financial statements. The operating basis business unit results reflect the results of the separate segments constituting the respective business units and certain acquisition-related costs that are not allocated to the segments. The Group’s consolidated results reflect the operating basis business unit results adjusted for certain reclassifications associated with the business units and consolidation adjustments in the Corporate Center in accordance with Swiss GAAP.

The tables below reconcile the operating basis business unit results to Swiss GAAP. The “Reclassifications” columns include acquisition-related costs and reclassifications related to management reporting policies as described below. Acquisition-related costs are excluded from the operating basis business unit results because management believes that this enables both them and investors to better assess the results and key performance indicators of the business. The operating basis business unit results provide, in management’s view, a more useful indication of the financial performance of the operating business as they reflect the core businesses’ operating performance for the periods under review unaffected by the amortization of costs related to historical acquisitions.

Credit Suisse Financial Services business unit
The Credit Suisse Financial Services operating basis column reflects the results of the respective segments, excluding amortization of acquired intangible assets and goodwill, which are reflected in the Reclassifications column. The Credit Suisse Financial Services operating basis business unit results are also adjusted for credit-related valuation adjustments, resulting from the difference between the statistical credit provisions recorded by its banking segments and actual credit provisions on a Swiss GAAP basis because management believes that the statistical model provides a long-term view of credit loss experience. In addition, gains or losses related to divestitures and sales of investments within the insurance business are recorded as operating income at the insurance segments and the business unit level and reclassified to extraordinary income/expenses in the reconciliation in accordance with Swiss GAAP due to differing income statement presentation. The 2002 Credit Suisse Financial Services operating basis business unit results included exceptional items of CHF 192 million pre-tax which were recognized as a result of focusing the European initiative on private banking clients.

Credit Suisse First Boston business unit
The Credit Suisse First Boston operating basis column reflects the results of the respective segments, excluding acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, which are reflected in the reclassifications column. The Credit Suisse First Boston operating basis business unit results also deduct brokerage, execution and clearing expenses from other operating expenses (reclassified as a reduction in operating income in the consolidated results); deduct from other operating expenses contractor and certain staff recruitment costs (reclassified as an addition to personnel expenses in the consolidated results); and add to operating income expenses related to certain redeemable preferred securities (reclassified as minority interests in the consolidated results). This presentation brings Credit Suisse First Boston in line with its US competitors in the investment banking industry and facilitates comparison to its peers, which management believes is useful for investors. Swiss GAAP does not permit brokerage, execution or clearing expenses, contractor costs and certain staff recruitment costs to be reported as part of other operating expenses. The presentation of redeemable preferred securities of Credit Suisse First Boston issued by consolidated special purpose entities as an expense reducing its operating income is intended to present more fairly the operating results from its core businesses because they reflect the operating performance for the periods under review unaffected by the funding costs related to historical acquisitions.

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2003:

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	13,892	(1,077)	2)	12,815	14,557	(962)	3) 4) 5)	13,595	(88)		26,322

Personnel expenses	5,434			5,434	7,534	425	3) 4)	7,959	237		13,630
Other operating expenses	3,067			3,067	3,434	(984)	4)	2,450	(246)		5,271

Operating expenses	8,501			8,501	10,968			10,409	(9)		18,901

Gross operating profit	5,391			4,314	3,589			3,186	(79)		7,421

Depreciation of non-current assets	972			972	551			551	364		1,887
Amortization of acquired intangible assets and goodwill	–	102		102	–	1,090	3)	1,090	(5)		1,187
Valuation adjustments, provisions and losses	374	82	6)	456	398			398	7		861

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	4,045			2,784	2,640			1,147	(445)		3,486

Extraordinary income/(expenses), net	127	1,077	2)	1,204	168			168	100		1,472
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	75	22		97	(620)	238		(382)	131		(154)

Net profit before minority interests	4,247			4,086	2,188			1,251	(214)		5,123

Minority interests	14			14	0	(77)	5)	(77)	(61)		(124)

Net profit	4,261			4,100	2,188			1,174	(275)		4,999

Reconciliation to business unit results
Acquisition interest					(267)	267
Amortization of retention payments					(213)	213
Amortization of acquired intangible assets and goodwill	(102)	102			(1,090)	1,090
Cumulative effect of change in accounting principle	1	(1)			318	(318)
Tax impact	2	(2)			238	(238)

Business unit result	4,162				1,174

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,077 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 267 m allocated to operating income, amortization of retention payments of CHF 213 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,090 m.
4) Reflects brokerage, execution and clearing expenses of CHF 772 m reclassified from other operating expenses to operating income and contractor costs of CHF 151 m and staff recruitment costs of CHF 61 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 77 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 82 m.

The following table sets forth the reconciliation of operating to consolidated results for the year ended December 31, 2002:

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	12,152	132	2)	12,284	18,033	(1,313)	3) 4) 5)	16,720	(966)		28,038

Personnel expenses	5,944	50	6)	5,994	9,496	1,244	3) 4) 7)	10,740	176		16,910
Other operating expenses	3,625	38	6)	3,663	4,625	(1,246)	4)	3,379	(423)		6,619

Operating expenses	9,569			9,657	14,121			14,119	(247)		23,529

Gross operating profit	2,583			2,627	3,912			2,601	(719)		4,509

Depreciation of non-current assets	1,006	45	6)	1,051	751			751	371		2,173
Amortization of acquired intangible assets and goodwill	–	198	6)	198	–	1,303	3)	1,303	(2)		1,499
Valuation adjustments, provisions and losses	390	120	8)	510	2,618	984	7)	3,602	318		4,430

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,187			868	543			(3,055)	(1,406)		(3,593)

Extraordinary income/(expenses), net	48	(132)	2)	(84)	408	(163)	7)	245	182		343
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(1,517)	45		(1,472)	40	759		799	77		(596)

Net profit/(loss) before minority interests	(282)			(422)	991			(1,757)	(1,147)		(3,326)

Minority interests	151			151	0	(79)	5)	(79)	(55)		17

Net profit/(loss)	(131)			(271)	991			(1,836)	(1,202)		(3,309)

Reconciliation to business unit results
Acquisition interest					(504)	504
Amortization of retention payments					(644)	644
Amortization of acquired intangible assets and goodwill	(139)	139			(1,303)	1,303
Exceptional items	(192)	192			(1,389)	1,389
Cumulative effect of change in accounting principle	266	(266)			254	(254)
Tax impact	16	(16)			759	(759)

Business unit result	(180)				(1,836)

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -132 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 644 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m.
4) Reflects brokerage, execution and clearing expenses of CHF 888 m reclassified from other operating expenses to operating income and contractor costs of CHF 272 m and staff recruitment costs of CHF 86 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 79 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 50 m, to other operating expenses of CHF 38 m, to depreciation of non-current assets of CHF 45 m and to amortization of acquired intangible assets and goodwill of CHF 59 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 120 m.

RISK MANAGEMENT

CREDIT SUISSE GROUP RISK MANAGEMENT

Overview

Risk management principles
Credit Suisse Group’s business involves the prudent taking of risk. The primary objectives of the risk management strategy are to protect the financial strength and the reputation of the Group. The Group’s risk management framework is grounded on the following principles, which apply universally across all businesses and risk types.
  Protection of financial strength: Credit Suisse Group controls risk in order to limit the impact of potentially adverse events on the Group’s capital and income streams. The Group’s risk appetite is to be consistent with its financial resources.
  Protection of reputation: The value of the Credit Suisse Group franchise depends on the Group’s reputation. Protecting a strong reputation is fundamental and must be an overriding concern for all staff members.
  Risk transparency: Risk transparency is essential so that risks are well understood by senior management and can be balanced against business goals.
  Management accountability: The various segments are organized into business units that own the comprehensive risks assumed through their operations. Business unit management is responsible for the active management of the respective risk exposures and the return for the risks taken.
  Independent oversight: Risk management is a structured process to identify, measure, monitor and report risk. The risk management, controlling and legal and compliance functions operate independently of the front office units to ensure the integrity of the risk and control processes.

Risk management oversight
Risk management oversight is performed at several levels of the organization. Key responsibilities lie with the following management bodies and committees.

Risk management oversight at the Board level
  Group Board of Directors: Responsible to shareholders for the strategic direction, supervision and control of the Group and for defining the Group’s overall tolerance for risk.
  Board of Directors of other Group legal entities: Responsible for the strategic direction, supervision and control of the respective legal entity and for defining the legal entity’s tolerance for risk.
  Risk Committees: Established in May 2003 and responsible for assisting the Board of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by providing guidance regarding the risk governance and the development of the risk profile, including the regular review of major risk exposures and the approval of risk limits.
  Audit Committees: Responsible for assisting the Boards of Directors of the Group and other Group legal entities in fulfilling their oversight responsibilities by monitoring management’s approach with respect to financial reporting, internal controls, accounting, risk management and legal and regulatory compliance. Additionally, the Audit Committees are responsible for monitoring the independence and the performance of the internal and external auditors.
  Internal and external auditors: Responsible for assisting the Boards of Directors, the Audit Committees and management in fulfilling their responsibilities by providing an objective and independent evaluation of the financial accounts and the effectiveness of control, risk management and governance processes.

Risk management oversight at the Group management level
  Group Executive Management (Group Co-CEOs and Group Executive Board): Responsible for implementing the Group’s strategy, managing the Group’s portfolio of businesses and managing the risk profile of the Group as a whole within the risk tolerance defined by the Group Board of Directors.
  Group Chief Risk Officer: Responsible for providing risk management oversight for the Group as a whole in order to ensure that the aggregate risk appetite is consistent with the Group’s financial resources as well as the risk tolerance defined by the Group Board of Directors. Additionally, risk management identifies group-wide risk concentrations, reviews and ratifies high risk exposures and unusual or special transactions, ensures consistent and thorough risk management practices and processes throughout the Group and recommends corrective action if necessary.
  Group Risk Processes & Standards Committee (GRIPS): Responsible for establishing and approving standards regarding risk management and risk measurement.
  Credit Portfolio & Provisions Review Committee: Responsible for reviewing the quality of the credit portfolio, with a focus on the development of impaired assets and the assessment of related provisions and valuation allowances.

Risk management oversight at the business unit, segment and division management level
  Business unit Executive Management (Chief Executive Officers, CSFS Executive Board and CSFB Operating Committee): Responsible for implementing the business unit’s strategy and actively managing its portfolio of businesses and its risk profile to ensure that risk and return are balanced and appropriate for current market conditions.
  Strategic Risk Management: At both business units, Strategic Risk Management is an independent function headed by the business unit Chief Risk Officer with responsibility for assessing the overall risk profile of the business unit on a consolidated basis and for recommending corrective action if necessary.
  Credit Risk Management: At both business units, Credit Risk Management is an independent function headed by the business unit Chief Credit Officer with responsibility for approving credit limits, monitoring and managing individual exposures and assessing and managing the quality of the credit portfolio of the business unit.
  CSFS Risk Management Committee: Responsible for supervising and directing the Credit Suisse Financial Services risk profile on a consolidated basis, for approving risk management policies, recommending risk limits to the Credit Suisse and Winterthur Boards of Directors and their Risk Committees and establishing and allocating risk limits within Credit Suisse Financial Services.
  CSFB Capital Allocation and Risk Management Committee: Responsible for supervising and directing the Credit Suisse First Boston risk profile on a consolidated basis, approving risk management policies, recommending risk limits to the Credit Suisse First Boston Board of Directors and its Risk Committee and for establishing and allocating risk limits within Credit Suisse First Boston.
  CSFB Operational Risk Review Committee: Responsible for reviewing and addressing operational risk issues at Credit Suisse First Boston.
  Winterthur Risk Management Committee: Responsible for supervising and directing the Winterthur risk profile on a consolidated basis and approving risk management policies.
  Winterthur Investment Committee: Responsible for defining the Winterthur investment strategy in light of Winterthur’s overall risk profile.
  CSFS Asset and Liability Management Committee: Responsible for supervising the development of the Credit Suisse Financial Services banking segments’ balance sheets.

Risk categories
The Group is exposed to many risks and differentiates among them using the following eight major risk categories:
  Market risk – the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities;
  Credit risk – the risk of loss arising from adverse changes in the creditworthiness of counterparties;
  Insurance risk – the risk that product pricing and reserves do not appropriately cover claims expectations;
  Business risk – the risk that the businesses are not able to cover their ongoing expenses with ongoing income subsequent to a severe crisis, excluding expense and income items already captured by the other risk categories;
  Liquidity and funding risk – the risk that the Group or one of its businesses is unable to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price;
  Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events;
  Strategy risk – the risk that the business activities are not responsive to changes in industry trends; and
  Reputation risk – the risk that the Group’s market or service image declines.

While most segments are exposed to all risk types, their relative significance varies. The Group structure as a set of distinct operating segments is intended to enhance transparency and to focus management on the risks that are particularly important to their business. Group-wide risk management and measurement approaches are applied where appropriate and meaningful.

Risk limits
Fundamental to risk management is the establishment and maintenance of a sound system of risk limits to control the range of risks inherent in the business activities. The size of the limits reflect the Group’s risk appetite given the market environment, the business strategy and the financial resources available to absorb losses. Credit Suisse Group uses an Economic Risk Capital (ERC) limit structure to limit overall position risk taking. The level of risk incurred by the business units is further restricted by specific limits with respect to trading exposures, the mismatch of interest-earning assets and interest-bearing liabilities at the banking segments, private equity and seed money investments, emerging market country exposures, the asset allocation of Winterthur and the reinsurance coverage of Winterthur. Within the business units and segments, the risk limits are allocated to lower organizational levels, numerous other limits are established to control specific risks and a system of individual counterparty credit limits is used to limit concentration risks.

Economic Risk Capital

Introduction
Economic capital represents the emerging best practice for measuring and reporting all quantifiable risks. It is called “economic” capital because it measures risk in terms of economic realities rather than regulatory or accounting rules. Credit Suisse Group uses an economic capital model – called ERC – as a consistent and comprehensive risk management tool which also forms an important element in the capital management and planning process and an element in the performance measurement process.

Representing the Group’s standard for assessing risk, ERC considerably strengthens the Group’s ability to manage its risk profile on a consolidated basis and to assess the aggregate risk appetite in relation to the financial resources. By providing a common language and terminology for risk across the Group, ERC has also increased risk transparency and knowledge sharing across the Group. As with other risk measures, the primary merit of ERC lies in its ability to provide meaningful signals regarding risk trends over time. In contrast, comparisons with other firms’ economic capital estimates are not meaningful, as there is substantial variation across institutions in terms of the definition of economic capital, model coverage, assumptions, underlying data series and implementation specifics.

Concept
The ERC model is designed to measure all quantifiable risks associated with the Group’s activities on a consistent and comprehensive basis. It is based on the following general definition: “Economic Risk Capital” is the economic capital needed to remain solvent and in business even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., a credit rating, in the Group’s case, of AA).

Depending on the underlying source of risk, Credit Suisse Group distinguishes among three fundamental risk categories:
  Position risk ERC the level of unexpected loss in economic value on the Group’s portfolio of positions over a one-year horizon that is exceeded with a given, small probability (1% for risk management purposes; 0.03% for capital management purposes).
  Operational risk ERC the level of loss resulting from inadequate or failed internal processes, people and systems or from external events over a one-year horizon that is exceeded with a small probability (0.03%);
  Business risk ERC the difference between expenses and revenues in a severe market event, exclusive of the elements captured by position risk ERC and operational risk ERC.

Position risk ERC: This includes all risks associated with the Group’s positions, regardless of whether they translate into balance sheet exposures. The term position risk is not confined to the positions typically held by banks, but also includes the risks associated with the investment portfolios of the Winterthur entities as well as the insurance underwriting risks incurred by the Winterthur entities. In order to represent a comprehensive risk measure, ERC aims to reflect the underlying sources of risk in an integrated way. ERC therefore not only treats all financial positions on a consistent economic basis, ignoring potential differences along other dimensions (e.g. in terms of their accounting treatment), but it also does not distinguish between market and credit risks in the conventional way. Instead, the associated risks are treated on an integrated basis according to the underlying source of risk. For example, while the foreign exchange risk associated with a rouble foreign exchange position is typically treated as a market risk, it is considered an emerging market country risk in the ERC model, because the underlying source of risk is from an emerging market country. Hence, ERC reflects the Group’s risk universe in a way that allows for an integrated measure based on the underlying source of risk, while maintaining sufficient granularity to take account of the different modeling approaches needed to capture the subtleties of the different businesses or risks.

While position risks constitute the most direct and significant source of risk for the Group, ERC also takes account of more indirect risks to the Group’s financial resources. Although these indirect risks may not easily lend themselves to quantification (operational risk) or give rise to challenging conceptual issues (business risk), they can have a substantial impact on the Group and therefore must be identified, addressed and reflected in the assessment of the Group’s solvency.

Operational risk ERC: While capital charges – either external or internal – do not represent an effective substitute for adequate management processes, the ability to absorb operational risk-related losses is reflected in the ERC framework. Due to the limitations of existing modeling techniques for operational risk (especially with respect to “low frequency – high impact” operational risk events that are relevant from a capital and risk perspective), ERC estimates for operational risk are primarily intended to integrate these risks into the overall capital process and to provide an adequate capital reserve for them.

During 2003, several enhancements were made to the Group’s scenario-based operational risk ERC methodology, increasing the transparency and robustness of the capital estimates. In addition, the enhancements aligned the methodology with the anticipated requirements of Basel II’s Advanced Measurement Approach (AMA). The enhancements include the integration of internal and external loss data, the business environment and internal control factors in the assessment of the risk scenarios, as well as the use of a more granular set of scenarios, increasing the comprehensiveness of the analysis. The quantitative approach is complemented by reviews performed by line specialists and senior management to reflect the context-specific nature of operational risk and to ensure the integration of qualitative aspects deriving from business experience.

Business risk ERC: An economic capital model should take account of the fact that financial organizations do not simply represent warehouses of financial assets but also act as originators and distributors of financial services. Origination, asset management and advisory services have become important sources of firm-wide income as well as firm-wide risks. Although there is widespread recognition that the risk and return characteristics of non-warehouse businesses have profound implications on the need for economic capital and the capacity to bear risks, no industry consensus has emerged as to how exactly to alter the asset-based economic capital calculations (e.g., based on Value-at-Risk type calculations) to reflect the non-warehouse businesses. Given the lack of consensus regarding the economic capital needs to cover business risk, Credit Suisse Group has adopted a pragmatic approach. Specifically, the Group’s business risk ERC estimates are designed to measure the potential difference between expenses and revenues in a severe market event, excluding the elements captured by position risk ERC and operational risk ERC, using conservative assumptions regarding the earnings capacity and the ability to reduce the cost base in a crisis situation.

Applications
ERC represents Credit Suisse Group’s core top level risk management tool. ERC is used to assess, monitor, report and limit risk exposures at all levels of the organization. The Board of Directors and senior management at the Group and the business units are regularly provided with ERC estimates, ERC trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

ERC is also being used in the capital allocation process, which defines the capital requirement as the higher of Total ERC or “respectability capital”, which is the minimum capital base a business needs in order to be accepted as a reliable business partner or as defined by peer consideration. Moreover, ERC serves as a reference point for the structured assessment of the Group’s aggregate risk appetite in relation to its financial resources, recognizing that a comprehensive analysis must also take into account factors that are outside the scope of the ERC framework (e.g. strategy, economic and competitive environment and external constraints such as those imposed by regulators or rating agencies). Furthermore, ERC forms the base for a performance metric that provides information on the return of a business in relation to the total amount of ERC needed to support that business.

Key position risk trends 2003
Continuing the trend observed in 2001 and 2002, consolidated 1-year, 99% position risk ERC in 2003 was down 17% year-on-year. The key movements in the major risk categories in 2003 were as follows:
  Interest rate, credit spread and foreign exchange ERC: +3%, due to higher credit spread risk at Credit Suisse First Boston and higher foreign exchange risk at the Winterthur entities;
  Equity investment ERC: –32%, due to a significant reduction in Winterthur’s equity risk as well as lower positions in Swiss franc terms at Credit Suisse First Boston due the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs;
  Swiss and retail lending ERC: –13%, due to the reduction in impaired loans at Corporate & Retail Banking and lower mortgage exposures at the Winterthur entities;
  International lending ERC: –31%, due to substantial exposure reductions at Credit Suisse First Boston as well as due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs, partially offset by an increase in the risk associated with Winterthur’s bond portfolio;
  Emerging markets ERC: –11%, mainly due to the impact of the lower US dollar rate used to translate Credit Suisse First Boston’s US dollar ERC into Swiss francs;
  Real estate & structured asset ERC: –20%, due to a reduction in Credit Suisse First Boston’s commercial real estate exposure as a result of securitizations and loan sales as well as lower real estate exposures at Winterthur, partially offset by an increase in Credit Suisse First Boston’s exposure to residential mortgages; and
  Insurance underwriting ERC: –31%, primarily due to divestitures of the Republic operations, Churchill and Winterthur Italy.

The table entitled “Key position risk trends” sets forth the Group’s risk profile, using ERC as the common risk denominator.

Market risk

Overview
Market risk is the risk of loss arising from adverse changes in interest rates, foreign currency exchange rates, equity prices and other relevant market rates and prices, such as commodity prices and volatilities. The Group defines its market risk as potential changes in fair values of financial instruments in response to market movements. A typical transaction may be exposed to a number of different market risks.

Credit Suisse Group assumes market risk primarily through trading activities in the Institutional Securities segment of Credit Suisse First Boston and the risk exposures embedded in the insurance segments’ balance sheets (investment portfolio and interest rate risk associated with the insurance liabilities). Further market risks arise, but to a much lesser extent, in the other businesses.

Trading and non-trading portfolios are managed at the business unit, segment and division level. The business units, segments and divisions use market risk measurement and management methods designed to meet or exceed industry standards. The risk management techniques and policies are regularly reviewed to ensure that the risks taken are captured and appropriately managed. The core tools used to measure, monitor and limit market risks are the following:
  The Value-at-Risk (VaR) method estimates the potential economic loss arising from a given portfolio for a predetermined probability and holding period, using market movements determined from historical data. The VaR methodology is most useful for day-to-day risk monitoring in the context of “normal” markets.
  Scenario analysis estimates the potential economic loss after stressing market parameters. These changes are modeled on past extreme events and hypothetical scenarios. Scenario analysis is especially useful for assessing sensitivity to large price movements and for examining risk in cases where market conditions are disrupted.
  All market risk exposures are also reflected in the Group’s ERC calculations.

The VaR and scenario analysis techniques are described in more detail at the end of this section under the heading “How Credit Suisse Group measures market risk”; the ERC methodology is described in the section entitled “Economic Risk Capital”.

In order to show the aggregate market risk inherent in the Group’s businesses, the market risk exposure estimates are presented on both a business unit and a Group consolidated level, using VaR and taking into account diversification benefits across the businesses. The VaR estimates also take account of the impact of derivatives and other risk modification strategies, which the segments use to modify their exposure to market risks. The derivative instruments used in such hedging or trading activities primarily include forwards, options, futures, swaps and combinations of these instruments.

Our consolidated primary market risk exposures in the trading portfolios at December 31, 2003 were to the interest rate category, which includes exposures to government bonds, interest rate swaps and other interest rate sensitive exposures in the trading portfolios such as exposures to credit spreads. Our consolidated primary market risk exposures in the non-trading portfolios at December 31, 2003 were to the equity category, which includes the equity exposures of the insurance segments and other equity exposures in the non-trading portfolios of the banking and insurance segments such as private equity investments.

Trading portfolios
Risk measurement and management
The Group’s trading portfolios and the associated market risk exposures relate to the trading activities primarily at the Institutional Securities segment and also the Private Banking and Corporate & Retail Banking segments. The other segments do not engage in trading activities.

Credit Suisse First Boston is active in most of the principal trading markets of the world, using the majority of the common trading and hedging products, including derivatives such as swaps, futures, options and structured products (which are customized transactions using combinations of derivatives and executed to meet specific client or proprietary needs). As a result of its broad participation in products and markets, Credit Suisse First Boston’s trading strategies are correspondingly diverse and variable, and exposures are generally spread across a diversified range of risk factors and locations.

Credit Suisse Financial Services is active in the Swiss trading market and – to a lesser extent – in other principal trading markets. The trading portfolio includes a variety of trading instruments, such as bonds, swaps, options, structured products and products from the alternative investment segment. Market risk is principally concentrated in equity exposures associated with inventory positions in structured investment products, for which Credit Suisse Financial Services acts as secondary market maker.

The segments with trading book activity perform daily Value-at-Risk (VaR) calculations to assess their market risk exposure. The calculations are usually based on a ten-day holding period with a 99% confidence level and risk movements that are generally determined from two years of historical data. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated as one-day holding period values.

The segments with trading portfolios use backtesting to assess the accuracy of the VaR model. Daily backtesting profit and loss is compared to VaR with a one-day holding period. Backtesting profit and loss is a subset of actual trading revenue and includes only the profit and loss effects relevant to the VaR model, excluding such items as fees, commissions, certain provisions and any trading subsequent to the previous night’s positions. It is appropriate to compare this measure with VaR for backtesting purposes, since VaR assesses only the potential change in position value due to overnight movements in financial market variables such as prices, interest rates and volatilities. Backtesting is performed at various organizational levels, from the segment level down to more specific trading areas. On average, an accurate one-day, 99% VaR model should have no more than four backtesting exceptions per year. A backtesting exception occurs when the daily loss exceeds the daily VaR estimate.

Development of trading portfolio risks
The table on page 75 shows the trading-related market risk exposure for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss franc, which is the base currency for the VaR calculations for two of the three segments using VaR. Institutional Securities measures trading book VaR using the US dollar as the base currency (the respective VaR figures were translated into CHF using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

Credit Suisse First Boston’s one-day, 99% VaR at December 31, 2003 was CHF 58.3 million, compared to CHF 57.4 million at December 31, 2002. In US dollar terms, Credit Suisse First Boston’s one-day, 99% VaR increased 16% during the year 2003 (USD 47.2 million at December 31, 2003 versus USD 41.3 million at December 31, 2002). The increase in VaR primarily reflects changing market opportunities in fixed income markets, in particular in the credit trading and leveraged finance segments, as well as increased position taking in equity markets. Those factors were partially offset by both the impact of the introduction of a refined methodology for mortgages in the third quarter of 2003, which led to a reduction in reported VaR, and a reduction in the market volatility observed over the last two years in the fourth quarter of 2003, as volatile third quarter 2001 data fell out of the rolling two-year data set used to determine VaR. The average VaR for Credit Suisse First Boston increased from USD 43.9 million in 2002 to USD 51.5 million in 2003. During 2003, interest rate exposures were substantially higher in the first half of the year than in the second half, with the decrease in the second half of the year reflecting more conservative risk positioning in light of increased US interest rate volatility as well as the methodology and market volatility changes mentioned above.

Credit Suisse Financial Services’ one-day, 99% VaR at December 31, 2003 was CHF 13.5 million, compared to CHF 11.3 million at December 31, 2002. The average one-day, 99% VaR in 2003 was CHF 14.4 million, compared to CHF 26.2 million in 2002. The decrease in the average VaR was predominantly due to the introduction of a refined methodology to calculate VaR for inventory positions in structured investment products, which better reflects the risk characteristics of those positions by splitting each product into components of the relevant asset class such as equity and fixed income. The amount of inventory positions in structured investment products decreased by 10% in 2003.
VaR results and distribution of trading revenues
Credit Suisse First Boston had no backtesting exceptions in 2003, as evidenced in the graph below. The graph illustrates the relationship between daily backtesting profit and loss, which includes only the effects of the previous night’s positions, and the daily one-day, 99% VaR for Credit Suisse First Boston in 2003. As noted above, it is appropriate to compare this measure with VaR for backtesting purposes.

The following histogram compares the trading revenues for 2003 with those for 2002. The trading revenue shown in this graph is the actual daily trading revenue, which includes not only backtesting profit and loss but also such items as fees, commissions, certain provisions and the profit and loss effects associated with any trading subsequent to the previous night’s positions.

Non-trading portfolios
Risk measurement and management
The Group’s non-trading portfolios and the associated market risk exposures cover a wide range of positions, including the banking segments’ banking book positions, such as asset and liability mismatch exposures, equity instrument participations and investments in bonds and money market instruments, as well as the investment portfolios of the Credit Suisse Financial Services insurance segments. All segments and the Corporate Center have non-trading portfolios that carry market risks. The market risks associated with the non-trading portfolios are measured, monitored and limited using several tools, including ERC, scenario analysis, sensitivity analysis and VaR. For the purpose of this disclosure, the aggregated market risks associated with the non-trading portfolios of Credit Suisse Group are measured using VaR, taking into account the impact of derivatives and other risk modification strategies. VaR for the non-trading activities measures the amount of potential change in economic value; it is not a measure for the potential impact on reported earnings, since the non-trading activities generally are not marked to market through earnings. Real estate investments and foreign exchange translation risks are not included in the following analysis.

Development of non-trading portfolio risks
The table on page 77 shows the non-trading related market risk exposure for Credit Suisse First Boston, Credit Suisse Financial Services and Credit Suisse Group on a consolidated basis, as measured by scaled one-day, 99% VaR. Numbers are shown in Swiss francs. Institutional Securities measures the risk associated with its non-trading portfolios using the US dollar as the base currency (the respective VaR figures were translated into CHF using the respective month-end currency translation rates). VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. Diversification benefit reflects the net difference between the sum of the 99th percentile loss for each individual risk type and for the total portfolio.

For Credit Suisse First Boston, the primary market risk exposure in the non-trading portfolios at December 31, 2003 was to equity prices, principally due to investments in private equity funds. With respect to foreign exchange risks, Credit Suisse First Boston’s policy is to take neutral positions in foreign exchange exposures (except for exposure to Swiss francs). This means that, to the extent practical and possible, hedging instruments and other measures are used to eliminate the market risk resulting from changes in foreign exchange rates in non-trading portfolios. A similar approach is applied to the interest rate exposures associated with Credit Suisse First Boston’s long-term debt. Swaps, forward rate agreements and options are used as hedging instruments.

For Credit Suisse Financial Services, the primary market risk exposures in the non-trading portfolios at December 31, 2003 were to interest rates, foreign exchange rates and equity prices. The market risk exposures in the non-trading portfolios primarily reflect the market risks incurred by the insurance segments. The insurance segments’ market risk exposures cover both the investment portfolio and the insurance liabilities, which are reflected in the risk calculations on a fair value basis. The risk reduction to shareholders’ exposures provided by participating life contracts is reflected in this disclosure. For participating contracts, the policyholder shares in the earnings or surplus of the insurance company through the distribution of policyholder dividends. Therefore, policyholders and Life & Pensions shareholders share risk and reward. Additional market risks arise, but to a much lesser extent, in the banking segments of Credit Suisse Financial Services. For these segments, the primary market risk exposure in the non-trading portfolios was to interest rates. The interest rate risk exposures in the non-trading portfolios include the impact of non-maturing banking products with variable interest rates such as variable rate mortgages and savings deposits. The interest rate sensitivity of non-maturing banking products with variable interest rates is estimated using the methodology of replicating portfolios. Based on the past behavior of interest rates and associated product balances, the methodology assigns the position balance associated with a non-maturing banking product transaction with a variable interest rate to several time bands. These schedules can then be used to calculate the transaction’s interest rate sensitivity.

For the Corporate Center, the primary market risk exposure in the non-trading portfolios at December 31, 2003 was to equity prices, principally due to investments in private equity funds. Other market risk exposures at December 31, 2003 related to foreign exchange rates and interest rates.

Reported non-trading VaR at December 31, 2003 was at the low end of the range observed during 2003 for the two business units as well as for Credit Suisse Group on a consolidated basis. The decreases in non-trading VaR towards year-end reflect a reduction in the market volatility observed over the last two years in the fourth quarter of 2003, as volatile third quarter 2001 data fell out of the rolling two-year data set used to determine VaR, as well as reductions in the risk profiles of Winterthur and Credit Suisse First Boston in the second half of 2003.

Risk Management oversight: key management bodies and committees

Main legal entities
Credit Suisse Group Board of Directors
Audit Committee
Risk Committee
Internal / External Audit
Credit Suisse First Boston Board of Directors
Risk Committee
Audit Committee
Winterthur Board of Directors
Risk Committee
Audit Committee
Credit Suisse Board of Directors
Risk Committee
Audit Committee
Credit Suisse First Boston
Operating Committee Credit Suisse First Boston
Chief Executive Officer
Chief Financial Officer
Capital Allocation and Risk Management Committee
Chief Risk Officer & Strategic Risk Management
Operational Risk Review Committee
Chief Credit Officer & Credit Risk Management
Legal & Compliance
Credit Suisse Group
Group Executive Board
Group Co-CEOs
Group Corporate Center
Group Chief Risk Officer
Group Chief Financial Officer
Group Risk Processes & Standards Committee
Credit Portfolio & Provisions Review Committee
Group Risk Management
Group Legal & Compliance
Credit Suisse Financial Services
Executive Board Credit Suisse Financial Services
Chief Executive Officer
Chief Financial Officer
CSFS Risk Management Committee
Chief Risk Officer & Strategic Risk Management
Winterthur Risk Management Committee
Chief Credit Officer & Credit Risk Management
Winterthur Investment Committee
Legal & Compliance
CSFS Asset and Liability Management Committee

Legal entity Credit Suisse First Boston
Legal entity Credit Suisse, Winterthur

The Boards of Directors and their committees of Credit Suisse Group, Credit Suisse, Credit Suisse First Boston and Winterthur are identical in terms of members.

Key position risk trends 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			2)	Credit Suisse Group			3)

in CHF m	31.12.03	31.12.02	31.12.01	31.12.03	31.12.02	31.12.01		31.12.03	31.12.02	31.12.01

Interest Rate, Credit Spread & FX ERC	2,768	2,829	4,218	1,262	1,156	2,384		3,222	3,125	4,082
Equity Investment ERC	1,223	1,640	6,265	1,938	2,132	3,301		2,631	3,882	10,998
Swiss & Retail Lending ERC	1,831	2,097	2,310	0	0	0		1,831	2,097	2,310
International Lending ERC	468	373	319	2,194	3,484	3,692		2,662	3,857	4,011
Emerging Markets ERC	214	229	254	1,485	1,672	2,341		1,699	1,900	2,595
Real Estate & Structured Asset ERC 4)	2,005	2,245	2,255	1,499	2,099	2,318		3,445	4,296	4,516
Insurance Underwriting ERC	650	944	753	0	0	0		650	944	753

Simple sum across risk categories	9,159	10,357	16,374	8,378	10,543	14,036		16,140	20,101	29,265

Diversification benefit	(3,942)	(4,757)	(7,883)	(2,083)	(2,492)	(3,632)		(5,405)	(7,086)	(11,519)

Total position risk ERC	5,217	5,600	8,491	6,295	8,051	10,404		10,735	13,015	17,746

1) 1-year, 99% position risk ERC, excluding foreign exchange translation risk. For an assessment of the total risk profile, operational risk ERC and business risk ERC need to be considered as well. Note that prior periods data have been restated for methodology changes in order to maintain consistency over time.
2) Note that CSFB is managed using the USD as its base currency. Reported numbers have been translated into CHF using the respective year-end currency translation rates. The 1-year, 99% position risk ERC numbers for CSFB expressed in USD are as follows: USD 5,957 m (31.12.01), USD 5,791 m (31.12.02), USD 5,094 m (31.12.03).
3) Credit Suisse Group amounts include the Corporate Center, but are net of diversification benefits between CSFS, CSFB and the Corporate Center (numbers therefore do not add up).
4) This category comprises the real estate investments of Winterthur, CSFB’s commerical and residential real estate exposures, CSFB’s asset-backed-securities exposures, CSFS' real estate acquired at auction and the CSFS, CSFB and Corporate Center real estate for own use in Switzerland.

Market risk in the Credit Suisse Group trading portfolios (1-day, 99% VaR) 1)
	2003
in CHF m	Minimum		Maximum		Average	31.12.03	31.12.02

Credit Suisse Financial Services
Interest rate	1.1		7.9		3.2	4.7	2.6
Foreign exchange rate	1.2		5.7		2.5	2.0	2.6
Equity	8.7		20.0		12.9	12.7	9.4
Commodity	0.1		1.5		0.3	0.5	0.1

Subtotal	11.1		35.1		18.9	19.9	14.7

Diversification benefit	–	2)	–	2)	(4.5)	(6.4)	(3.4)

Total	10.1		20.8		14.4	13.5	11.3

Credit Suisse First Boston 3)
Interest rate	31.0		167.0		67.6	58.2	67.2
Foreign exchange rate	7.2		28.3		15.0	15.9	15.0
Equity	16.7		52.0		26.4	23.6	14.0
Commodity	0.3		3.5		0.9	0.9	1.4

Subtotal	55.2		250.8		109.9	98.6	97.6

Diversification benefit	–	2)	–	2)	(41.0)	(40.3)	(40.2)

Total	35.1		157.5		68.9	58.3	57.4

Credit Suisse Group 4)
Interest rate	36.9		119.5		64.7	58.9	66.9
Foreign exchange rate	10.9		24.3		15.6	16.8	14.5
Equity	17.2		47.3		27.3	24.9	15.6
Commodity	0.6		1.7		1.0	0.8	1.4

Subtotal	65.6		192.8		108.6	101.4	98.4

Diversification benefit	–	2)	–	2)	(44.4)	(45.3)	(40.8)

Total	45.5		99.9		64.2	56.1	57.6

1) Represents 10-day VaR scaled to a 1-day holding period.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The CSFB VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the CSFB VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum daily VaR estimates in CHF are calculated using the respective month-end currency translation rate; the year-end VaR is calculated using the year-end currency translation rate. The underlying data for 2003 consists of month-end values (until March 31, 2003) and daily values (from April 1, 2003). This means that any fluctuations during the first three months of 2003, however material, will not be included in the figures above.
4) Trading portfolios are managed at the business unit, segment and division level. The consolidated VaR estimates for Credit Suisse Group are performed on a monthly basis only and the VaR statistics for Credit Suisse Group therefore refer to monthly numbers. The consolidated VaR estimates for Credit Suisse Group are net of diversification benefits between Credit Suisse First Boston and Credit Suisse Financial Services (numbers therefore do not add up).

Market risk in the Credit Suisse Group non-trading portfolios (1-day, 99% VaR) 1)
	2003
in CHF m	Minimum		Maximum		Average	31.12.03	31.12.02

Credit Suisse Financial Services
Interest rate	123.8		223.0		167.4	123.8	188.2
Foreign exchange rate	85.8		189.3		123.9	100.5	59.5
Equity	121.5		218.0		170.0	121.5	218.6
Commodity	0.0		0.3		0.1	0.0	0.2

Subtotal	331.1		630.6		461.4	345.8	466.5

Diversification benefit	–	2)	–	2)	(156.1)	(81.2)	(212.1)

Total	264.6		405.1		305.3	264.6	254.4

Credit Suisse First Boston 3)
Interest rate	22.4		54.7		30.2	24.3	25.0
Foreign exchange rate	3.5		7.0		5.3	5.6	4.5
Equity	74.9		117.8		100.9	74.9	126.5
Commodity	0.0		1.1		0.4	0.7	0.2

Subtotal	100.8		180.6		136.8	105.5	156.2

Diversification benefit	–	2)	–	2)	(32.3)	(31.4)	(33.0)

Total	74.1		118.0		104.5	74.1	123.2

Credit Suisse Group 4)
Interest rate	124.7		218.2		173.9	124.7	187.6
Foreign exchange rate	92.7		206.8		138.0	109.3	72.8
Equity	210.1		341.0		287.4	210.1	369.6
Commodity	0.0		0.8		0.3	0.7	0.1

Subtotal	427.5		766.8		599.6	444.8	630.1

Diversification benefit	–	2)	–	2)	(179.0)	(111.6)	(222.4)

Total	333.2		560.8		420.6	333.2	407.7

1) Represents 10-day VaR scaled to a 1-day holding period. The VaR statistics refer to monthly numbers.
2) As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
3) The CSFB VaR is calculated using the USD as the base currency. For the purpose of this disclosure, the CSFB VaR estimates are translated into CHF using the respective currency translation rates. Specifically, the average, maximum and minimum VaR estimates in CHF are calculated using the respective month-end currency translation rate; the year-end VaR is calculated using the currency translation rate at year-end.
4) The consolidated VaR estimates for Credit Suisse Group are inclusive of the Corporate Center (not shown separately), but net of diversification benefits between Credit Suisse First Boston, Credit Suisse Financial Services and the Corporate Center (numbers therefore do not add up).

Credit risk for the banking businesses

Definition of credit risk
Credit risk is the possibility of loss incurred as a result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recovery amount resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of Credit Suisse Group’s credit risk is concentrated at Corporate & Retail Banking (within Credit Suisse Financial Services) and Institutional Securities (within Credit Suisse First Boston). The credit risks taken on by Private Banking are mostly collateralized and primarily have an operational risk nature. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivative, foreign exchange and other transactions.

Credit risk management approach
Effective credit risk management is a structured process to assess, quantify, price, monitor and manage risk on a consistent basis. This requires a careful consideration of proposed extensions of credit, the setting of specific limits, diligent ongoing monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment. All of these elements are integral parts of the Group’s approach.

This credit risk management framework is regularly refined and covers all banking businesses that are exposed to credit risk. The framework is designed to cover virtually all of the credit exposures in the banking business. The framework comprises seven core components:
  an individual counterparty and country rating system;
  a transaction rating system;
  a counterparty credit limit system;
  country and regional concentration limits;
  a risk-based pricing methodology;
  active credit portfolio management; and
  a credit risk provisioning methodology.

The Group evaluates credit risk through a credit request and approval process, ongoing credit and counterparty monitoring and a credit quality review process. Experienced credit officers prepare credit requests and assign internal ratings based on their analysis and evaluation of the clients’ creditworthiness and the type of credit transaction. Credit Suisse Group has established a counterparty credit risk classification system with which counterparties are rated and classified on a regular basis. This system affords consistency in (i) statistical and other credit risk analysis; (ii) credit risk monitoring; (iii) risk-adjusted performance measurement; and (iv) economic risk capital usage/allocation. It is also used for certain financial accounting purposes.

Each counterparty that generates a potential or actual credit risk exposure is assigned to a risk rating class. Additionally, the Group assigns an estimate of the expected loss on a transaction in the event of a counterparty default, based on the transaction structure. The counterparty credit rating is used in combination with credit (or credit equivalent) exposure and the loss given default assumption to estimate the potential credit loss. These inputs allow the Group to price transactions involving credit risk more accurately, based on risk/return estimates. Pricing and the terms of the credit extension are sensitive to many of the credit risk factors described in this section, and are intended to reflect more accurately the situation of the borrower as well as the Group’s interests and priorities in negotiating the credit.

Credit committees and senior credit managers make credit decisions on a transaction-by-transaction basis, determined by levels appropriate to the amount and complexity of the transactions, as well as based on the overall exposures to counterparties and their related entities. These approval authority levels are set out within the governing principles of the legal entities.

A system of individual credit limits is used to manage individual counterparty credit risk. Certain other limits are also established to address concentration issues in the portfolio, including a comprehensive set of country and regional limits and limits for certain products. Credit exposures to individual counterparties or segments and adherence to the related limits are monitored by credit officers, industry analysts and other relevant specialists. In addition, credit risk is regularly supervised by credit and risk management committees taking current market conditions and trends analysis into consideration. Credit Suisse Group regularly analyzes its industry diversification and concentration in selected segments.

A rigorous credit quality review process has been established to provide an early identification of possible changes in the creditworthiness of clients and includes regular asset and collateral quality reviews, business and financial statement analysis and relevant economic and industry studies. Other key factors considered in the review process include business and economic conditions, historical experience, regulatory requirements and concentrations of credit volume by industry, country, product and counterparty rating. Regularly updated watch-lists and review meetings are used for the identification of counterparties where adverse changes in creditworthiness could occur due to events such as announced mergers, earnings weakness, and lawsuits. In addition, credit protection, such as credit derivatives, is used in particular to mitigate some exposures with multinational companies.

The review process culminates in a quarterly determination of the appropriateness of allowances for credit losses. A systematic provisioning methodology is used to identify potential credit risk related losses. Impaired transactions are classified as potential problem exposure, non-performing exposure, or non-interest earning exposure and the exposures are generally managed within credit recovery units. The risk management and credit committees of the segments and the Group determine the adequacy of allowances, taking into consideration whether the levels are sufficient for credit losses and whether allowances can be released or if they should be increased.

Loans
Due from banks, due from customers and mortgages
These categories are consistent with the classifications of loans for reporting to the Swiss Federal Banking Commission and the Swiss National Bank.

The following tables present the Group’s loan portfolio disclosures, valuation adjustment disclosures and certain other items relevant to the discussion of credit risk. These tables summarize the Group’s credit extensions by business units to clients and other banks and are presented on a consolidated basis. Credit risk provisioning, including movements in the allowance for loan losses is also shown.

Non-performing loans
A loan is considered impaired when the Group believes it will be unable to collect all principal and/or interest in accordance with the contractual terms of the loan agreement. A loan is automatically classified as non-performing when the contractual payments of principal and/or interest are in arrears for 90 days. A loan can also be classified as non-performing if the contractual payments of principal and/or interest are less than 90 days past due, based on the judgment of the respective credit officer. Credit Suisse Group continues to accrue interest for collection purposes; however, a corresponding provision against the accrual is booked through the income statement. In addition, for any accrued but unpaid interest at the date the loan is placed on non-performing status, a corresponding provision is booked against the accrual through the income statement. At the time a loan is placed on non-performing status and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed inappropriate. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional provision is established as required. Write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal. Write-offs also occur due to sales, settlements or restructurings of loans or when uncertainty as to the repayment of either principal or accrued interest exists.

Generally, a loan may be restored to performing status when all delinquent principal and interest payments are brought current in accordance with the terms of the loan agreement and certain performance criteria are met. Credit Suisse Group applies these policies worldwide.

Non-performing and total impaired loans declined substantially for Credit Suisse Group in 2003, with non-performing loans declining 46.1% as of December 31, 2003 in comparison with December 31, 2002, and total impaired loans declining 43.8%. Notable reductions were reported at both Credit Suisse Financial Services and Credit Suisse First Boston and were attributable to the improved credit environment, settlements and the write-off of older highly reserved loans. Coverage of both non-performing loans and total impaired loans by valuation allowances increased across the Group.

Potential problem loans
At December 31, 2003 and 2002, the Group had potential problem loans amounting to CHF 2,001 million and CHF 3,408 million, respectively. These loans are considered potential problem loans because, although interest payments are being made, there exists some doubt in the credit officer’s judgment as to the timing and/or certainty of the repayment of contractual principal.

Loan valuation allowances and provisions
The Group maintains valuation allowances on loans as well as provisions for off-balance sheet lending related exposures (contingent liabilities and irrevocable commitments) that it considers adequate to absorb losses arising from the existing credit portfolio. Both valuation allowances and provisions are included in valuation adjustments, provisions and losses from the banking units shown on the income statement. Valuation allowances are deducted from total assets while provisions are included in total liabilities. Credit Suisse Group provides for credit losses based on a regular and detailed analysis of each counterparty taking collateral value into consideration. If uncertainty exists as to the repayment of either principal or interest, a valuation allowance is either provided or adjusted accordingly. Each business unit creates valuation allowances based on Group guidelines. Valuation allowances and provisions are reviewed on a quarterly basis by senior management at both the segment and the Group level. On the consolidated balance sheet, the valuation allowances are deducted from due from banks, due from customers and mortgages. The net additions to or subtractions from such balance sheet valuation allowances are reflected in Valuation adjustments, provisions and losses from the banking business in Credit Suisse Group’s income statement.

In determining the amount of the valuation allowances, loans are assessed on a case-by-case basis, and the following factors are considered:
  The financial standing of a customer, including a realistic assessment – based on financial and business information – of the likelihood of repayment of the loan within an acceptable period of time considering the net present value of future cash flows;
  The extent of the Group’s other commitments to the same customer;
  The realizable fair value of any collateral for the loans;
  The recovery rate; and
  The costs associated with obtaining repayment and realization of any such collateral.

Judgment is exercised in determining the extent of the valuation allowance and is based on management’s evaluation of the risk in the portfolio, current economic conditions, recent loss experience, and credit and geographic concentration trends. Vulnerable sectors continue to be tracked and monitored closely, with active management leading to the requirement of collateral, the purchase of credit protection facilities and/or the tightening of credit terms or maturities where appropriate.

Loan valuation allowances and provisions for inherent credit losses
The inherent loss allowance is estimated for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions, to unimpaired homogenous pools based on risk rating and product type. Commercial loans are segregated by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on loans and lending-related commitments are estimated based on historical loss and recovery experience and recorded in Valuation allowances and provisions. A provision for inherent loss for off-balance sheet lending related exposure (contingent liabilities and irrevocable commitments) is also computed, using a methodology similar to that used for the loan portfolio.

Summary of loan valuation allowance experience
Year ended December 31, 2003 compared to year ended December 31, 2002
Net additions to the loan valuation allowance in 2003 were CHF 592 million, a 77.4% reduction from the net additions reported for 2002. The level of net additions to loan valuation allowances was lower due to a significant reduction in new valuation allowances as a result of the improved credit environment as well as the release of valuation allowances no longer required.

In 2003, gross write-offs declined 11.2% for the Group. Gross write-offs increased at Credit Suisse First Boston due to the write-off of old, highly covered loans, but declined at Credit Suisse Financial Services.

Country risk
Country risk is the risk of a substantial, systemic loss of value in the financial assets in a country that may be caused by the inability or unwillingness of a sovereign to meet contractual obligations and/or the imposition of controls on capital flows. Given the international character of their activities, all segments are exposed to country risk, although the largest portion is held at Credit Suisse First Boston.

Country ratings and country limits are the two primary instruments used to manage country risk. Country ratings provide an assessment of the risk of sovereign default and identify approval authority levels. The independent Credit Risk Management department, or CRM, of Credit Suisse First Boston – in cooperation with the economic research department and the Group Chief Risk Officer – periodically updates these rating assessments. Country limits cap the exposure to individual countries. They are supplemented by regional limits, which restrict the maximum exposure to a specific region in order to limit the impact of contagion. Regional limits are lower than the numerical addition of all the country limits of the respective regions. The Board of Directors Risk Committee approves country, regional and global limits. Within Credit Suisse First Boston, the Credit Policy and Capital Allocation and Risk Management Committee periodically reviews these limits. The Risk Measurement and Management department and CRM provide independent supervision to ensure that the divisions operate within their limits.

Total credit risk exposure 1)
	Credit Suisse		Credit Suisse		Credit Suisse
	Financial Services		First Boston		Group

in CHF m	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Due from banks 2)	39,287	33,306	53,588	43,462	47,185	39,469
Due from customers and mortgages 2)	139,425	132,353	50,171	82,395	188,259	213,206

Total due from banks and customers, gross 2)	178,712	165,659	103,759	125,857	235,444	252,675

Contingent liabilities	12,081	12,349	33,468	27,862	40,836	39,104
Irrevocable commitments 3)	3,900	2,263	68,552	81,884	72,759	85,333

Total banking products	194,693	180,271	205,779	235,603	349,039	377,112

Loans held for sale 4)	0	–	15,390	–	15,390	–

Derivative instruments 5)	4,571	5,018	52,140	51,600	55,826	54,757
Securities lending – banks 6)	1,652	0	58,154	0	58,390	0
Securities lending – customers 6)	5,772	0	25,105	64	30,878	64
Reverse repurchase agreements – banks 6)	3,336	6,283	85,041	154,531	87,269	156,397
Reverse repurchase agreements – customers 6)	1,596	14,528	37,147	56,987	38,676	71,384
Forward reverse repurchase agreements	0	0	12,537	7,617	12,537	7,617

Total traded products	16,927	25,829	270,124	270,799	283,576	290,219

Total credit risk exposure, gross	211,620	206,100	491,293	506,402	648,005	667,331

Loan valuation allowances and provisions	(3,159)	(4,092)	(1,494)	(3,817)	(4,655)	(7,911)

Total credit risk exposure, net	208,461	202,008	489,799	502,585	643,350	659,420

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center. Certain restatements have been made to conform to the current presentation.
2) Excluding loans held for sale, securities lending and reverse repurchase transactions.
3) Excluding forward reverse repurchase agreements.
4) Effective 2003, loans held for sale are presented net of the related loan valuation allowances.
5) Positive replacement values considering netting agreements.
6) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
Total loan portfolio exposure and allowances and provisions for credit risk 1)
	Credit Suisse		Credit Suisse		Credit Suisse
	Financial Services		First Boston		Group

in CHF m	31.12.03	31.12.02	31.12.03	31.12.02	31.12.03	31.12.02

Non-performing loans	1,917	3,004	996	3,351	2,913	6,355
Non-interest earning loans	1,517	2,108	246	217	1,763	2,325

Total non-performing loans	3,434	5,112	1,242	3,568	4,676	8,680

Restructured loans	24	52	256	229	280	281
Potential problem loans	1,641	1,723	361	1,685	2,001	3,408

Total other impaired loans	1,665	1,775	617	1,914	2,281	3,689

Total impaired loans	5,099	6,887	1,859	5,482	6,957	12,369

Due from banks and customers, gross	178,712	165,659	103,759	125,857	235,444	252,675

Valuation allowances	3,123	4,053	1,391	3,647	4,516	7,703
of which on principal	2,556	3,201	1,184	3,416	3,742	6,617
of which on interest	567	852	207	231	774	1,086

Due from banks and customers, net	175,589	161,606	102,368	122,210	230,928	244,972

Provisions for contingent liabilities and irrevocable commitments	36	39	103	170	139	208

Total valuation allowances and provisions	3,159	4,092	1,494	3,817	4,655	7,911

Ratios
Valuation allowances as % of total non-performing loans	90.9%	79.3%	112.0%	102.2%	96.6%	88.7%
Valuation allowances as % of total impaired loans	61.2%	58.9%	74.8%	66.5%	64.9%	62.3%

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

Roll forward of loan valuation allowance 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	2003	2002	2001	2003	2002	2001	2003	2002	2001

At beginning of financial year	4,053	5,712	8,050	3,647	3,553	2,736	7,703	9,264	10,786

Additions	914	1,047	759	829	2,235	1,663	1,753	3,351	2,439
Releases	(500)	(406)	(472)	(656)	(329)	(355)	(1,161)	(735)	(826)

Net additions charged to income statement	414	641	287	173	1,906	1,308	592	2,616	1,613

Gross write-offs	(1,408)	(2,391)	(2,909)	(2,025)	(1,476)	(942)	(3,433)	(3,868)	(3,851)
Recoveries	31	30	22	19	35	23	51	65	46

Net write-offs	(1,377)	(2,361)	(2,887)	(2,006)	(1,441)	(919)	(3,382)	(3,803)	(3,805)

Reclassified to loans held-for-sale	0	–	–	(355)	–	–	(355)	–	–
Balances acquired/(sold)	2	0	1	(5)	0	(3)	(3)	0	(3)
Provisions for interest	32	108	205	126	79	196	158	187	400
Foreign currency translation impact and other	(1)	(47)	56	(189)	(450)	235	(197)	(561)	273

At end of financial year	3,123	4,053	5,712	1,391	3,647	3,553	4,516	7,703	9,264

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

Net credit-related valuation allowances and provisions 1)
	Credit Suisse Financial Services			Credit Suisse First Boston			Credit Suisse Group

in CHF m	2003	2002	2001	2003	2002	2001	2003	2002	2001

Net additions to loan valuation allowance	414	641	287	173	1,906	1,308	592	2,616	1,613
Net additions to provisions for contingent liabilities and irrevocable commitments	(3)	46	4	(15)	429	100	(17)	471	104

Total net credit-related valuation allowances and provisions charged to income statement	411	687	291	158	2,335	1,408	575	3,087	1,717

1) Credit Suisse Financial Services/Credit Suisse First Boston reflect business unit amounts. Total consolidated Credit Suisse Group amounts include adjustments and Corporate Center.

Insurance risk

Introduction
Protecting Insurance and Life & Pensions from insurance risk accumulations, such as natural catastrophe exposure, is a core risk management activity performed within the insurance business. To understand the risk universe of an insurance company, the flow of business and the accompanying flow of risks are analyzed. Premiums earned by selling insurance policies are invested to cover claims occurring at a future date, sometimes many years later. Therefore, Insurance and Life & Pensions strive to:
  manage and limit insurance risk, e.g., by using reinsurance contracts;
  manage the financial market risks associated with the assets and liabilities (reserves); and
  manage and control the risks associated with their respective assets and reinsurance contracts.

Asset accumulation by insurance companies results predominantly from premiums being paid earlier than claims are settled. The resulting time differences, which may exceed 50 years, have implications for risk management. First, funds have to be invested in assets in such a way that they generate cash flows in line with the anticipated cash outflows embedded in the liability structure. Second, product-specific characteristics, such as maturity, profit participating bonuses and inflation-dependent insurance claims, have to be treated appropriately.

Risk structure in the insurance business
The two Winterthur segments follow stringent guidelines for assuming insurance risk, the selection of risks and the sums insured. The insurance businesses face several risk types stemming from their insurance underwriting activities.

Non-life
In non-life business, insurance risk relates to claims which may be more frequent or larger than forecast, and/or which may have to be paid earlier than expected. Premium levels are developed considering the expected frequency and amounts of claims resulting from insured risks. Since better diversified insurance portfolios tend to imply smaller differences between expected and actual claims, Insurance holds a diversified insurance portfolio in terms of both geographic and industry structure.

A well-diversified insurance portfolio with many business lines spread over many policyholders might, nevertheless, be vulnerable to natural hazards. In such circumstances, the portfolios, although well-diversified, can be exposed to a large accumulation of risk. If adequate reinsurance protection were not in place, substantial losses could be triggered by a single natural catastrophe. Insurance therefore uses reinsurance to limit the loss triggered by a single event, with reinsurance protection capped at a cover exit point. The cover exit point is the loss amount above which Winterthur becomes exposed again. In 2003, reinsurance policies in place limited the loss to CHF 100 million for a once in 100 years catastrophe event in Europe (CHF 50 million loss deductible plus an additional yearly aggregate deductible of CHF50million) and to USD 31 million for a once in 250 years catastrophe event in North America.

Life
In life insurance the basic insurance risk characteristics are similar to those in the non-life business. The insurance risk in the life business includes deviations from expected mortality, disability and longevity and expected surrender rates. Life insurance risk management consists of product profit testing and monitoring, product portfolio diversification and reinsurance.

Reinsurance
The two Winterthur segments require specific levels of reinsurance to protect their business and capital. Reinsurance protection covers all levels of the organization. A global reinsurance program protects Winterthur against catastrophe events and limits the potential for losses arising from large risks. This reinsurance includes a set of internal and external reinsurance contracts to absorb all risks that exceed a prudent risk retention level. Reinsurance protection follows the Winterthur organizational structure based on the principle that each organizational entity runs insurance risk in accordance with its portfolio and its capital base.

Business risk

Business risk is the risk that the Group’s non position-related revenues could fall short of ongoing expenses, which could occur in the event of a major market contraction. Business risk excludes the revenue and expense elements captured by the other risk categories.

The ability to cover the expense base after an adverse event is crucial for an orderly continuation of the Group’s activities – possibly on a reduced level – in the event of a financial crisis. While many economic capital models do not include this risk, Credit Suisse Group believes that it is prudent to consider this risk when assessing the Group’s capital needs.

Business risk is linked to the price and activity levels on the financial markets. The price level on the financial markets is relevant for the fee and commission income derived from the management of clients’ investment portfolios. The activity level on financial markets is the key driver for brokerage commissions, underwriting commissions and advisory fees. Business risk varies across the Group’s segments, depending on the cost/income ratio, the likely stability of the revenue stream and the ability to reduce expenses in a crisis.

Liquidity and funding risk

Liquidity and funding risk is the risk that the Group will not be able to fund assets or meet obligations at a reasonable or, in case of extreme market disruptions, at any price. This risk is managed at the business unit level – in line with Credit Suisse Group’s general governance principles – which allows us to specifically tailor the approach to the individual cash flow structure within the business units. The Group works in close partnership with the business units to identify, measure and monitor this risk and to foster sound liquidity management practices across the Group.

Credit Suisse Group manages its funding requirements based on business needs, regulatory requirements, rating agency criteria, tax, capital, liquidity and other considerations. Although the Group operates through separate business units, liquidity needs must be satisfied on a Credit Suisse Group consolidated basis and, in the case of banking units, on both a consolidated and legal entity basis. Winterthur legal entities must satisfy liquidity requirements under insurance laws. Accordingly, Credit Suisse Group – as obligor or guarantor for a range of finance subsidiaries in various jurisdictions – and Credit Suisse First Boston, Credit Suisse and Winterthur, at the legal entity level, have independent sources of funding. The primary responsibility for measuring and managing funding requirements lies with these legal entities and the respective business units.

Structures and processes are in place at the legal entity and business unit levels to manage the relevant liquidity risks and to ensure appropriate liquidity profiles under various stress scenarios. Liquidity management at the business unit level is reinforced by coordination at the Group level. Practices regarding market access, such as diversification of liabilities and investor relations, are reviewed at the Group level. In addition, the Group sets the framework for contingency planning, including procedures to ensure that information flow remains timely and uninterrupted and division of responsibility remains clear.

Operational risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The Group’s primary aim is the early identification, prevention and mitigation of operational risks, as well as timely and meaningful management reporting. Both business units take responsibility for their own operational risks, and have dedicated central Operational Risk functions.

Regular group-wide meetings take place to promote a common understanding of priorities and to foster a dialogue between the Corporate Center and the business units. Knowledge and experience are shared throughout the Group to maintain a coordinated approach.

During 2003, the Group continued to develop its operational risk framework. Key initiatives included:
  Further enhancement of the governance structure for managing operational risk;
  Continued development of Key Risk Indicator (“KRI”) reporting at business unit level to serve as early-warning signals;
  Additional improvements to the business units’ self-assessment process and integration with the work underway to meet the requirements of the Sarbanes-Oxley Act. The self-assessment process seeks to ensure that each business unit understands the risks inherent in its departmental functions and processes, ensures that controls exist to address those risks, and is able to identify control gaps and prioritize corrective action;
  The ongoing collection of operational risk loss data and the continued development of the collection process; and
  Regular review of the state of operations and their inherent risks based on extensive audits and follow-up reviews, and the resulting use of information and analysis as early-warning indicators for potential issues.

In addition, Credit Suisse Group has enhanced its Operational Risk ERC framework to further align it with the expected Basel II requirements under the Advanced Measurement Approach (see Economic Risk Capital section for further details).

How Credit Suisse Group measures market risk

Introduction
Each of the segments uses market risk measurement and management methodologies designed to meet or exceed industry standards. These include both general tools capable of calculating exposures comparable across the Group’s many activities as well as focused tools that can specifically model unique characteristics of certain units’ functions. The tools are used for internal market risk management, internal market risk reporting and external disclosure purposes. The principal measurement methodologies are VaR and scenario analysis. Additionally, the market risk exposures are also reflected in the Group’s ERC calculations. VaR and scenario analysis are described in the following paragraphs; the ERC methodology is described in the section entitled “Economic Risk Capital”.

Value-at-Risk
VaR measures the potential loss in terms of fair value changes over a given time interval under normal market conditions at a given confidence level. VaR as a concept is applicable for all financial risk types with valid regular price histories. Positions are aggregated by risk type rather than by product. For example, interest rate risk includes risk arising from money market and swap transactions, bonds, and interest rate, foreign exchange, equity and commodity options. The use of VaR allows the comparison of risk in different businesses, such as fixed income and equities, and also provides a means of aggregating and netting a variety of positions within a portfolio to reflect actual correlations and offsets between different assets.

The history of financial market rates and prices serves as a basis for the statistical VaR model underlying the potential loss estimation. All of the Group’s segments that model their trading portfolios with VaR use a 10-day holding period and a confidence level of 99% calculated using, in general, a rolling two-year history of market data. These assumptions are in agreement with the “Amendment to the Capital Accord to Incorporate Market Risks” published by the Basel Committee on Banking Supervision in 1996 and other related international standards for market risk management. For some purposes, such as backtesting, disclosure and benchmarking with competitors, the resulting VaR figures are scaled down or calculated as one-day holding period values.

The Credit Suisse First Boston VaR model was originally approved by the Swiss Federal Banking Commission (FBC) for use in the calculation of Credit Suisse First Boston trading book market risk capital in 1998. This approval followed extensive reviews in 1997 by Credit Suisse First Boston and by the Group’s external auditors of the previous variance-covariance model and the related processes and controls. With the introduction of the historical simulation model the FBC and the Group’s external auditors re-examined and re-approved the VaR model and related processes and controls for this purpose during the first half of 2000. Credit Suisse First Boston continues to receive regulatory approval for ongoing enhancements to the methodology.

Assumptions
The Group’s segments with trading portfolios use a historical simulation model for the majority of risk types and businesses. Where insufficient data is available for such an approach, an extreme move methodology is used. The model is based on the profit and loss distribution resulting from the historical changes of market rates applied to evaluate the portfolio using, in general, a rolling two-year history. This methodology also avoids any explicit assumptions on correlation between risk factors.

Limitations
VaR as a risk measure quantifies the potential loss on a portfolio under normal market conditions only. It is not intended to cover losses associated with unusually severe market movements (these are covered by scenario analysis). VaR also assumes that the price data from the recent past can be used to predict future events. If future market conditions differ substantially from past market conditions, then the risk predicted by VaR may be too conservative or too liberal.

Scenario analysis
All businesses exposed to market risk regularly perform scenario analysis to estimate the potential economic loss that could arise from extreme, but plausible, stress events. The scenario analysis calculations performed by the businesses are specifically tailored towards their respective risk profile. In order to identify areas of risk concentration and potential vulnerability to stress events across the Group, the Group has developed a set of scenarios which are consistently applied across all businesses. The Board of Directors and senior management at the Group and the business units are regularly provided with scenario analysis estimates, scenario analysis trend information and supporting explanations to create transparency on key risk exposures and to support senior management in managing risk.

The table on page 87 provides an overview on the primary scenarios analyzed for Credit Suisse Group as a whole, including market and credit risk-related scenarios. Note that the scenario definitions are regularly reviewed, especially subsequent to periods of stress.

Assumptions
Scenario analysis estimates the economic loss amount that could arise from extreme, but plausible, stress events by applying predefined scenarios to the relevant portfolios; it is not a measure for the potential impact on reported earnings since the Group’s non-trading activities generally are not marked to market through earnings. Scenario analysis represents a “what-if” measure for risk, as no attempt is made to estimate the probability of occurence. Scenarios are typically defined in light of past economic or financial market stress periods.

Limitations
Scenario analysis estimates the economic loss that could arise if specific events in the economy or on financial markets were to occur. Seldom do past events repeat themselves in the exact same way. Therefore, it is necessary to use business experience to choose a set of meaningful scenarios and to assess the scenario results in light of current economic and market conditions.

Scenario	Risk	Brief Description

Flight to USD	Foreign Exchange	Strengthening of USD against all currencies coupled with a substantial increase in implied volatilities

Flight from USD	Foreign Exchange	Weakening of USD against all currencies coupled with a substantial increase in implied volatilities

Flight to CHF	Foreign Exchange	Strengthening of CHF against all currencies coupled with a substantial increase in implied volatilities

Global Interest Rate Tightening	Fixed Income	Substantial increase in global interest rates (severity based on 1994 bond market crisis), coupled with an increase in implied volatilities

Global Interest Rate Loosening	Fixed Income	50% reverse of the "Global Interest Rate Tightening" scenario

Equity Market Crash	Equity Markets	Blend of 1987 and 1998 emerging market equity market crisis, coupled with a sharp increase in implied volatilities

Equity Market Rally	Equity Markets	A significant price increase coupled with a decrease in implied volatilities

Credit Spread Widening	Traded Credit Risk	Credit spread widening similar to that observed during the 1998 Long Term Capital Management crisis

Spread Narrowing	Traded Credit Risk	75% reverse of the "Credit Spread Widening" scenario

Global Credit Downturn	Lending & Counterparty Exposures	Based on worst-case observed default rates and loss severity for the relevant market (e.g. the scenario loss for the Swiss corporate & retail portfolios are based on the recession and real estate crisis in the beginning of the 1990s)

Emerging Market Crisis	Emerging Markets	Based on Russia default of 1998 and 1980 Latin crisis with regional and global contagion

Real Estate Collapse	Real Estate	Based on worst-case observed market moves for the relevant markets

FINANCIAL INFORMATION

FINANCIAL INFORMATION

		Page
	Consolidated financial statements

	Consolidated income statement	92
	Consolidated balance sheet	93
	Consolidated statement of cash flows	94
	Consolidated off-balance sheet and fiduciary business	96

	Notes to the consolidated financial statements

1	Summary of significant accounting policies	99
2	Changes to accounting policies	105
3	Business developments	106
4	Segment reporting	107
5	Subsequent events	115

	Income statement
6	Income statement of the banking and insurance business	116
7	Income statement by origin	117
8	Net interest income	118
9	Net trading income	118
10	Depreciation and amortization	119
11	Valuation adjustments, provisions and losses from the banking business	119
12	Extraordinary income	119
13	Extraordinary expenses	120
14	Taxes	120
15	Income statement of the insurance business	121
16	Insurance premiums, claims and related reinsurance	122
17	Net investment income from the insurance business	123

	Balance sheet: Assets
18	Money market papers	124
19	Loans	124
20	Securities and precious metals trading portfolios	127
21	Financial investments from the banking business	127
22	Investments from the insurance business	128

23	Non-consolidated participations	129
24	Tangible fixed assets	130
25	Operating leases	130
26	Intangible assets	131
27	Other assets	131
28	Assets pledged or assigned and assets subject to ownership reservation excluding securities lending and borrowing and repurchase agreements	131

	Balance sheet: Liabilities and shareholders' equity
29	Medium-term notes and bonds	132
30	Other liabilities	133
31	Valuation allowances and provisions	133
32	Technical provisions for the insurance business	134
33	Statement of shareholders' equity	135

	Other information
34	Pension and other post-retirement benefits	137
35	Related parties / liabilities due to own pension funds	138
36	Maturity structure of current assets and borrowed funds	139
37	Securities lending and borrowing and repurchase agreements	139
38	Balance sheet by origin	140
39	Balance sheet by currencies	141
40	Employee compensation	142
41	Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board	145
42	Capital adequacy	147
43	Foreign currency translation rates	147
44	Principal participations	148
45	Assets under management	153

	Report of the Group auditors	154

	Parent company financial statements	155

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement
in CHF m	Notes	2003	2002	2001

Interest and discount income	8	13,116	17,630	28,687
Interest and dividend income from trading portfolios	8	9,797	9,957	13,078
Interest and dividend income from financial investments	8	726	733	514
Interest expenses	8	(16,215)	(20,284)	(35,528)

Net interest income		7,424	8,036	6,751

Commission income from lending activities		911	872	780
Commission income from securities and investment transactions		10,898	13,658	16,879
Commission income from other services		1,004	1,649	1,421
Commission expenses		(873)	(845)	(965)

Net commission and service fee income		11,940	15,334	18,115

Net trading income	9	2,515	2,254	8,913

Premiums earned, net		31,891	34,811	32,195
Claims incurred and actuarial provisions		(33,411)	(28,791)	(29,731)
Commission expenses, net		(2,295)	(2,276)	(2,040)
Investment income from the insurance business		8,436	(432)	5,876

Net income from the insurance business		4,621	3,312	6,300

Income from the sale of financial investments		485	1,385	1,146
Income from investments in associates		64	65	166
Income from other non-consolidated participations		24	27	24
Real estate income		166	194	171
Sundry ordinary income		866	816	1,091
Sundry ordinary expenses 1)		(1,783)	(3,385)	(3,523)

Other ordinary income/(expenses), net		(178)	(898)	(925)

Operating income		26,322	28,038	39,154

Personnel expenses		13,630	16,910	21,890
Other operating expenses		5,271	6,619	8,394

Operating expenses		18,901	23,529	30,284

Gross operating profit		7,421	4,509	8,870

Depreciation of non-current assets 2)	10	1,887	2,173	2,186
Amortization of acquired intangible assets	10	593	693	793
Amortization of goodwill	10	594	806	770
Valuation adjustments, provisions and losses from the banking business 1)	11	861	4,430	2,592

Depreciation, valuation adjustments and losses		3,935	8,102	6,341

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle, taxes and minority interests		3,486	(3,593)	2,529

Extraordinary income	12	2,047	746	52
Extraordinary expenses	13	(575)	(403)	(281)
Cumulative effect of change in accounting principle 3)	2	319	520	0
Taxes	14	(154)	(596)	(486)	3)

Net profit/(loss) before minority interests		5,123	(3,326)	1,814

Minority interests		(124)	17	(227)

Net profit/(loss)		4,999	(3,309)	1,587

1) Effective 2003, declines in value of debt securities and loans available for sale due to deterioration in creditworthiness are reported in “Sundry ordinary expenses”. In previous years they were recorded in “Valuation adjustments, provisions and losses from the banking business”.
2) Includes amortization of Present Value of Future Profits (PVFP) from the insurance business.
3) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. In 2002, Credit Suisse Group adopted a change in accounting principle relating to the recognition of deferred tax assets on net operating losses. The retroactive application of this change in accounting principle would have resulted in taxes of CHF -250 m in 2001.

The accompanying notes are an integral part of these financial statements.

Consolidated balance sheet
in CHF m	Notes	31.12.03	31.12.02

Assets
Cash and other liquid assets	36	3,026	2,551
Money market papers	18, 36	16,355	25,125
Due from banks	19, 36	192,833	195,778
Receivables from the insurance business	36	9,725	12,290
Due from customers	19, 36	170,486	182,143
Mortgages	19, 36	98,214	94,896
Securities and precious metals trading portfolios	20, 36	200,057	173,133
Financial investments from the banking business	21, 36	42,141	33,394
Investments from the insurance business	22	129,395	128,450
Non-consolidated participations	23	1,406	1,792
Tangible fixed assets	24	6,922	8,152
Intangible assets	26	13,467	18,359
Accrued income and prepaid expenses		12,582	13,882
Other assets	27	65,555	65,711

Total assets	38, 39	962,164	955,656

Subordinated assets		7,561	5,846	1)
Receivables due from non-consolidated participations		604	728

Liabilities and shareholders' equity
Money market papers issued	36	27,700	22,178
Due to banks	36	296,487	287,884
Payables from the insurance business	36	10,939	10,218
Due to customers in savings and investment deposits	36	43,747	39,739
Due to customers, other	36	252,555	258,244
Medium-term notes (cash bonds)	29, 36	1,803	2,599
Bonds and mortgage-backed bonds	29, 36	79,080	81,839
Accrued expenses and deferred income		17,018	17,463
Other liabilities	30	59,058	56,070
Valuation adjustments and provisions	31	7,243	11,557
Technical provisions for the insurance business	32	131,842	136,471

Total liabilities		927,472	924,262

Reserve for general banking risks	33	1,739	1,739
Share capital	33	1,195	1,190
Capital reserve	33	20,824	20,710
Revaluation reserves for the insurance business	33	885	1,504
Reserve for own shares	33	–	1,950
Own shares, net	33	(498)	–
Retained earnings	33	2,592	4,732
Minority interests	33	2,956	2,878
Net profit/(loss)	33	4,999	(3,309)

Total shareholders' equity		34,692	31,394

Total liabilities and shareholders' equity	38, 39	962,164	955,656

Subordinated liabilities		19,018	21,070	1)
Liabilities due to non-consolidated participations		1,186	1,164

1) Adjusted.

The accompanying notes are an integral part of these financial statements.

Consolidated statement of cash flows

in CHF m	2003	2002	2001

Cash flows from operating activities
Net profit/(loss)	4,999	(3,309)	1,587
Adjustments to reconcile net profit/(loss) to net cash from operating activities
Depreciation and amortization	3,074	3,672	3,749
Provision for losses	771	2,799	2,014
Provision for deferred taxes	(1,039)	30	993
Other provisions	(317)	270	(398)
Change in reserve for general banking risks	0	(580)	0
Change in technical provisions for the insurance business	3,099	3,916	7,543
(Gain)/loss from investing activities, net	(1,618)	3,974	(880)
Equity in earnings of non-consolidated participations	(76)	(138)	(25)
(Gain)/loss from disposal of subsidiaries and non-consolidated participations, net	(2,066)	177	(2)
Change in minority interests	144	65	981
Receivables from the insurance business	263	(823)	(3,906)
Payables from the insurance business	1,233	446	2,902
Securities and precious metals trading positions	18,740	54,264	33,045
Deferred policy acquisition costs	(132)	(1,028)	(1,156)
(Increase)/decrease in accrued income and other assets	(2,584)	(9,438)	(8,196)
Increase/(decrease) in accrued expenses and other liabilities	6,771	3,451	(4,758)
Amortization of premiums/accretion of discounts, net	2,934	(255)	(77)

Total adjustments	29,197	60,802	31,829

Net cash provided by/(used in) operating activities	34,196	57,493	33,416

Cash flows from investing activities
(Increase)/decrease in money market papers	5,225	2,532	(1,579)
(Increase)/decrease in due from banks	(20,195)	(30,198)	7,435
(Increase)/decrease in due from customers/mortgages	(72,141)	(76,291)	(56,780)
Investments in subsidiaries and participations	(285)	(963)	(1,546)
Disposal of subsidiaries and participations	8,021	526	1,548
Purchase of investments	(170,303)	(133,808)	(113,431)
Maturities of investments	13,360	6,990	10,099
Disposal of investments	138,573	122,387	86,573
Capital expenditures on tangible and intangible assets	(884)	(1,676)	(2,631)
Disposal of tangible and intangible assets	301	242	790
Other, net	(118)	(23)	0

Net cash provided by/(used in) investing activities	(98,446)	(110,282)	(69,522)

The accompanying notes are an integral part of these financial statements.

Consolidated statement of cash flows (continued)

in CHF m	2003	2002	2001

Cash flows from financing activities
Increase/(decrease) in money market papers issued	8,132	7,096	(4,123)
Increase/(decrease) in due to banks	32,050	2,906	(27,529)
Increase/(decrease) in due to customers	24,760	29,218	43,110
Issuance of medium-term notes and bonds	24,150	41,848	43,441
Repayments of medium-term notes and bonds	(23,958)	(26,803)	(16,714)
Deposits to policyowner account balances	1,995	2,857	2,790
Withdrawals from policyowner account balances	(1,744)	(3,056)	(1,739)
Increase/(decrease) from issuance/retirement of common shares	19	726	(394)
Dividends paid (including minority interests)	(276)	(2,548)	(2,568)
Other, net	(369)	96	(18)

Net cash provided by/(used in) financing activities	64,759	52,340	36,256

Effect of exchange rate changes on cash and other liquid assets	(34)	(92)	14

Net increase/(decrease) in cash and other liquid assets	475	(541)	164

Cash and other liquid assets at beginning of financial year	2,551	3,092	2,928

Cash and other liquid assets at end of the period	3,026	2,551	3,092

Supplemental disclosures of cash flow information

Cash paid during the year for income taxes	1,176	1,409	1,603
Cash paid during the year for interest	15,430	20,922	35,767

Non-cash investing and financing activities
Transfer of loans to real estate held for sale	16	191	118

Assets acquired and liabilities assumed in business acquisitions
Fair value of assets acquired	573	767	9,109
Liabilities assumed	(472)	(204)	(7,861)
Cash paid related to business acquisitions	101	563	1,248

Assets and liabilities sold in business divestitures
Fair value of assets sold	(41,600)	(1,310)	(10,476)
Liabilities sold	34,164	1,137	9,248
Cash received related to business divestitures	(7,436)	(173)	(1,228)

The accompanying notes are an integral part of these financial statements.

Consolidated off-balance sheet and fiduciary business
	Maturity	Maturity	Maturity	Maturity	Total	Total
	less than	between	between	greater	gross	gross		Book		Book
	1 year	1 to 3 years	3 to 5 years	than 5 years	amount	amount		value	1)	value	1)
in CHF m	31.12.03	31.12.03	31.12.03	31.12.03	31.12.03	31.12.02		31.12.03		31.12.02

Credit guarantees in form of bills of exchange and other guarantees 2)	26,821	2,206	1,901	1,107	32,035	30,095		30,082		27,745
Bid bonds, delivery and performance bonds, letters of indemnity and other performance-related guarantees	3,240	1,043	1,063	194	5,540	5,164		4,841		4,680
Irrevocable commitments in respect of documentary credits	3,463	12	6	0	3,481	3,528		3,212		3,242
Other contingent liabilities	2,017	235	79	370	2,701	3,437		2,701		3,437

Contingent liabilities	35,541	3,496	3,049	1,671	43,757	42,224		40,836		39,104

Irrevocable commitments	52,406	18,810	7,895	6,185	85,296	92,950	3)	85,296		92,950	3)
Liabilities for calls on shares and other equity instruments	42	0	0	0	42	43		42		43
Confirmed credits	23	0	0	0	23	32		23		32

Total off-balance sheet	88,012	22,306	10,944	7,856	129,118	135,249		126,197		132,129

Fiduciary transactions
Fiduciary placements with third-party institutions								25,788		30,726
Fiduciary loans and other fiduciary transactions								5,675		6,977
Securities lending transactions as commission agent 4)								14,656		–

At 31.12.03 the Group has recorded liabilities of CHF 139 m for off-balance sheet risks. At 31.12.03 market value guarantees reported as derivatives totaled CHF 216.7 bn (31.12.02: CHF 175.3 bn) (nominal value). The associated replacement value reported on-balance sheet totaled CHF 10.2 bn (31.12.02: CHF 11.5 bn).

1) Book value for off-balance sheet positions represents the amount at risk, meaning gross amount less any subparticipations.
2) Including credit guarantees for securities lent as arranger: 31.12.03: CHF 21.9 bn (31.12.02: CHF 20.7 bn).
3) Adjusted.
4) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

Off-balance sheet collateral

The following table sets forth the approximate liquidation values of any collateral related to the above off-balance sheet commitments:
	Mortgage	Other		Without	Total
in CHF m	collateral	collateral		collateral	31.12.03

Credit guarantees in form of bills of exchange and other guarantees	940	25,452		3,690	30,082
Bid bonds, delivery and performance bonds, letters of indemnity and other performance-related guarantees	165	1,991		2,685	4,841
Irrevocable commitments in respect of documentary credits	7	592		2,613	3,212
Other contingent liabilities	90	966		1,645	2,701

Contingent liabilities	1,202	29,001		10,633	40,836

Irrevocable commitments	605	49,971		34,720	85,296
Liabilities for calls on shares and other equity instruments	0	0		42	42
Confirmed credits	0	0		23	23

Total off-balance sheet	1,807	78,972		45,418	126,197

As of 31.12.02	516	66,717	1)	64,896	132,129

1) Adjusted.

Other information
in CHF m	31.12.03	31.12.02

Outstanding commitments
to fund loans at fixed rates	13,773	9,176	1)
to fund loans at variable rates	54,704	62,383

Unused lines of credit granted to customers	14,816	17,295	1)

Exposure with respect to the debts of other guaranteed	15,222	17,391

1) Adjusted.

The accompanying notes are an integral part of these financial statements.

Description of financial instruments with off-balance sheet risk

The Group enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers, to reduce its own exposure to fluctuations in interest rates and to conduct lending activities. These financial instruments include commitments to extend credit, credit and performance-related guarantees, irrevocable commitments in respect of documentary credits, interest rate caps and floors written, interest rate swaps, and forward and futures contracts. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Guarantees represent irrevocable assurances, subject to satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligations to third parties. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount reflected in the consolidated balance sheet. The Group also executes derivative contracts such as written put options and credit default swaps on financial or non-financial assets which are considered market value guarantees when the counterparty owns the asset.

As a normal part of issuing its own debt securities, the Group typically agrees to reimburse security holders in cases where changes in applicable tax laws cause additional tax withholding charges or assessments to be levied. Securities that include these agreements generally also include a related redemption or call provision for such changes in law where the issuer is unable to take reasonable steps to avoid the payment of additional amounts. Since such potential obligations depend on future changes in tax laws, any related liabilities that the Group may incur cannot be reasonably estimated at this time. However, considering the presence of the call provisions typically included in securities issuance agreements, the Group does not consider that any such potential liabilities would be material.

For certain private equity funds sponsored by the Group, the Group provides guarantees to third party investors regarding potential obligations of the Group’s employees to return carried interest disbursements. The potential liability under such agreements is dependent on the amounts disbursed to employees as carried interest as a result of the sale of investments, and cannot be reasonably estimated. However, the Group considers its exposure with respect to such guarantees to be immaterial. To limit this exposure, the Group withholds between 20% and 50% of all distributions to employees to cover the repayment obligations.

The Group issues liquidity facilities and asset purchase agreements to commercial paper conduits. Based on the nature of these transactions, they are reported as either credit guarantees or irrevocable credit facilities.

Risks involved and management of off-balance sheet risks

Exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit, letters of credit and financial guarantees is represented by the notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet items.

In the event the Group is required to perform under a third-party guarantee, the Group is generally entitled to recourse against the party on whose behalf the Group has issued the guarantee.

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments is expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Group evaluates each customer’s creditworthiness on a case-by-case basis.

A provision for contingent liabilities is maintained for the banking operations, which is considered adequate to absorb losses arising from the existing balance of contingent liabilities. The provision for such losses is in accordance with the overall supervisory direction of the Swiss banking laws. Each subsidiary sets up provisions for contingent obligations and claims, using Group guidelines. The provisions are reviewed on a quarterly basis by senior management.

Derivative instruments
	Trading (all non-hedging)			Hedging

		Positive	Negative		Positive	Negative
	Notional	replacement	replacement	Notional	replacement	replacement
As of 31.12.03, in CHF bn	amount	value	value	amount	value	value

Forwards	599.9	0.4	0.8	0.6	0.0	0.0
Swaps	7,340.1	138.4	136.7	56.2	2.4	0.4
Options bought and sold (OTC)	1,964.3	17.0	18.2	0.0	0.0	0.0
Futures	629.9	0.0	0.0	1.1	0.0	0.0
Options bought and sold (traded)	743.8	0.0	0.0	0.0	0.0	0.0

Interest rate products	11,278.0	155.8	155.7	57.9	2.4	0.4

Forwards	700.4	16.1	16.9	20.8	0.6	0.1
Swaps	460.5	24.4	22.9	4.6	1.4	0.0
Options bought and sold (OTC)	326.6	5.1	5.7	0.3	0.0	0.0
Futures	11.6	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	1.6	0.0	0.0	0.0	0.0	0.0

Foreign exchange products	1,500.7	45.6	45.5	25.7	2.0	0.1

Forwards	10.1	0.9	1.1	0.0	0.0	0.0
Swaps	2.1	0.2	0.1	0.0	0.0	0.0
Options bought and sold (OTC)	1.4	0.1	2.3	0.0	0.0	0.0
Futures	0.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	13.6	1.2	3.5	0.0	0.0	0.0

Forwards	33.7	1.4	2.4	0.0	0.0	0.0
Swaps	32.7	1.5	1.4	0.0	0.0	0.0
Options bought and sold (OTC)	185.8	8.8	10.3	0.1	0.0	0.0
Futures	31.5	0.0	0.1	0.1	0.0	0.0
Options bought and sold (traded)	133.6	3.5	3.4	0.0	0.0	0.0

Equity/index-related products	417.3	15.2	17.6	0.2	0.0	0.0

Forwards	0.0	0.0	0.0	0.0	0.0	0.0
Swaps	272.0	4.1	5.8	0.5	0.0	0.0
Options bought and sold (OTC)	1.8	0.1	0.1	0.0	0.0	0.0
Futures	0.2	0.0	0.0	0.0	0.0	0.0
Options bought and sold (traded)	0.1	0.0	0.0	0.0	0.0	0.0

Other products	274.1	4.2	5.9	0.5	0.0	0.0

Total derivative instruments	13,483.7	222.0	228.2	84.3	4.4	0.5

			31.12.03		31.12.02

			Positive	Negative	Positive	Negative
			replacement	replacement	replacement	replacement
in CHF bn			value	value	value	value

Replacement values (trading and hedging) before netting agreements			226.4	228.7	238.0	237.6
Replacement values (trading and hedging) after netting agreements 1)			55.8	58.4	54.8	55.2

In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted. Notional amount for derivative instruments (trading and hedging) as of 31.12.03 was CHF 13,568.0 bn (31.12.02: CHF 12,570.6 bn).
1) Positive replacement values from the insurance business of CHF 0.5 bn (31.12.02: CHF 1.0 bn) and negative replacement value of CHF 0.3 bn (31.12.02: CHF 0.2 bn) deducted as included in the investments from the insurance business.

The accompanying notes are an integral part of these financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 Summary of significant accounting policies

Basis for accounting

The Credit Suisse Group consolidated financial statements are prepared in accordance with the accounting rules of the Swiss Federal Law on Banks and Savings Banks and the respective Implementing Ordinance, the Swiss Federal Banking Commission guidelines and Swiss GAAP FER Financial Reporting Standards for the insurance business of the Group, which collectively are the generally accepted accounting principles for banks and insurance companies, respectively, in Switzerland, or Swiss GAAP. The consolidation and valuation policies of the Group are in compliance with the Swiss stock exchange listing regulations. The financial year for the Group ends on December 31. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain reclassifications have been made to prior-period amounts to conform to the current presentation.

Consolidation

The consolidated financial statements include the accounts of the Group and its subsidiaries. The Group consolidates subsidiaries in which it holds, directly or indirectly, more than 50% of the voting rights of an entity or where it has the ability to exercise control over an entity. The effects of intercompany transactions are eliminated in preparing the consolidated financial statements. Minority interests in shareholders’ equity and net profit are disclosed separately.

The Group accounts for participations in which it holds 20% to 50% of the voting rights and/or has the ability to exercise a significant influence using the equity method of accounting. The Group’s profit or loss share is included in Other ordinary income. Certain majority-owned participations, which operate outside of the Group’s core business, are accounted for using the equity method.

Participations in which the Group holds less than 20% of the voting rights and/or does not have the ability to exercise significant influence are held at cost, less provisions for other-than-temporary impairment. These items are included in Non-consolidated participations.

Foreign currency translation

For the purpose of consolidation, the assets and liabilities of foreign Group companies are translated into Swiss francs using the year-end exchange rate, and their income statements are translated using the average exchange rate prevailing throughout the year. Translation adjustments arising on consolidation are recorded directly in shareholders’ equity.

In the financial statements of the individual Group companies, assets, liabilities and off-balance-sheet items denominated in foreign currencies are translated into the relevant reporting currency using the year-end exchange rate. Income and expense items denominated in foreign currencies are translated into the reporting currency using the exchange rate as of the transaction date. Resulting exchange differences are included in the consolidated income statement, except for differences relating to debt and equity securities held as available-for-sale by the insurance businesses, which are recorded directly in shareholders’ equity.

Offsetting

With the following exceptions, assets and liabilities are in principle not offset. In the banking business, receivables and payables are offset when all of the following conditions are met: receivables and payables arise from similar transactions, with the same counterparty, with the same or earlier maturity of the receivable, in the same currency and which cannot lead to a counterparty risk. Positive and negative replacement values with the same counterparty are offset when bilateral agreements exist that are recognized and legally enforceable. Positions in own debt instruments are netted with the respective liabilities. In the insurance business, receivables and payables are offset when the Group has a legal right to offset amounts with the same counterparty and transactions are expected to be settled on a net basis.

Trade date/settlement date accounting

Proprietary and customer securities spot transactions are recorded on a trade date basis. Foreign exchange, money market and precious metals transactions are recorded on settlement (value) date. Prior to the settlement (value) date, foreign exchange and precious metals transactions are reported with their replacement values in Other assets and Other liabilities, respectively.

Cash, due from banks and money market papers

Cash and due from banks are accounted for at nominal value. Money market instruments held for trading are carried at fair value. Money market instruments not held for trading or for sale are recorded net of unamortized premiums/discounts. The necessary provisions for recognizable risks and potential losses are normally deducted from the appropriate asset items in the balance sheet.

Loans (due from customers and mortgages)

Loans are initially recorded at cost, which is generally equal to the principal amount for originated loans. Loans classified as held-to-maturity are recorded net of unamortized premiums/discounts. Loans classified as held-for-sale are valued at lower of cost or market value. Interest income is accrued as earned.

Loans are carried net of any allowances for losses. The allowances for loan losses are intended to cover probable credit losses inherent in the portfolio at the balance date and those losses specifically identified. Many factors can affect the Group’s estimates of probable credit losses, including volatility of default probabilities, rating migrations and loss severity. The inherent loss allowance is for all loans not specifically identified as impaired, which on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the consumer portfolio are determined by applying historical loss experience, adjusted to reflect current market conditions, to unimpaired homogenous pools based on risk rating and product type. For commercial loans, the Group segregates loans by risk, industry or country rating in order to estimate the inherent losses. Inherent losses on lending-related commitments are estimated based on historical loss and recovery experience and recorded in valuation adjustments, provisions and losses.

The Group provides for specific credit losses on impaired loans based on regular and detailed analysis on each loan in the portfolio considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific allowance is either established or adjusted accordingly. The Group considers a loan impaired when, based on current information and events, it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement. In the banking business, a loan is classified as non-performing no later than when the contractual payments of principal and/or interest are more than 90 days past due. The Group continues to accrue interest for collection purposes; however, a corresponding allowance is set up against interest income. In addition, for any accrued but unpaid interest at the date on which the loan is placed on non-performing status, a corresponding allowance is recorded against the accrual through the income statement. At that time and on a periodic basis going forward, the remaining principal is evaluated for collectibility and an allowance is established for the shortfall between the net recoverable amount and the remaining principal balance.

A loan can be further downgraded to non-interest earning when the collection of interest is in such a doubtful state that further accrual of interest is deemed not necessary and is ceased. At that time and on a periodic basis going forward, any unreserved remaining principal balance is evaluated for collectibility and an additional allowance is established as required. Write-off of a loan occurs when the Group is certain that there is no possibility to recover the principal.

Interest collected on non-performing loans is accounted for using the cash basis, cost recovery method or a combination of both, as appropriate. Interest collected on non-interest earning loans is accounted for using the cost recovery method only. Generally, an impaired loan may be restored to performing status when all delinquent principal and interest are brought up to date in accordance with the terms of the loan agreement and when certain creditworthiness-performance criteria are met.

Loan origination fee income is deferred but direct loan origination costs are expensed.

Financial leasing

All leased items (capital goods, real estate and vehicles) are valued using the annuity method and are disclosed under lendings. The portion of the lease payments representing interest is recognized in the income statement as interest. The remaining portion of the payment represents the amortization and reduces the receivable.

Securities and precious metals trading portfolios

Debt and equity securities and precious metals held in the trading portfolio are carried at fair value.

Fair value is determined using quoted market prices, where a price-efficient and liquid market exists. In the absence of such a market, the fair value is established on the basis of a valuation model. Unrealized and realized gains and losses on these positions are recognized in Net trading income. Interest and dividend income from the trading portfolio is recorded in Net interest income.

Financial investments from the banking business

This position includes securities, private equity investments, real estate held-for-sale as well as debt securities held-to-maturity. Participations acquired and held for subsequent disposal are also included in financial investments.

Debt and equity securities and real estate classified as held-for-sale are valued at lower of cost or market. Unrealized losses are recorded in the income statement when the market value is lower than the cost. When the market value increases, unrealized gains are recorded only to the extent losses were previously recognized.

Debt securities classified as held-to-maturity are carried net of unamortized premiums/discounts. Premiums and discounts are recognized over the term of the instrument until final maturity. Realized profits or losses, which are interest related and which arise from the early disposal or redemption of the instrument are recognized over the remaining term of the instrument sold.

Derivative instruments – banking business

Positive and negative replacement values of all derivative instruments are reported at fair value within Other assets and Other liabilities, respectively. The replacement values are presented net by counterparty for transactions in those products where the Group has a legal right to set off; otherwise the replacement values are presented gross by contract. Realized and unrealized gains and losses from trading are included in Net trading income.

The Group uses derivatives to manage interest rate, foreign currency, equity market and credit risks. When applying hedge accounting, gains and losses on the derivative instruments are recognized in income on the same basis as the underlying exposure. Derivative instruments that are used to reduce the interest rate risk on a portfolio basis are valued according to the accrual method.

Gains and losses related to qualifying hedges of firm commitments and probable anticipated transactions are deferred and recognized in income or as adjustments to carrying amounts when the hedged transactions occur.

Investments from the insurance business

Debt and equity securities held as trading are carried at fair value. Debt securities classified as held-to-maturity are carried at amortized cost. Non-marketable securities are valued at fair value, which normally equals cost. Gains and losses from the valuation of the trading portfolios and realized gains and losses on these positions are recorded in Investment income from the insurance business.

Debt and equity securities held as available-for-sale are carried at fair value. Unrealized gains and losses including foreign exchange gains and losses are recorded within Revaluation reserves for the insurance business in shareholders’ equity, net of deferred taxes and shadow adjustments (credit of a proportion of surplus to the policyholder based on contractual or regulatory requirements). Realized gains and losses on securities are determined using the specific identification method. Realized gains and losses and the amortization of premiums and discounts relating to debt securities are included in Investment income from the insurance business.

A decline in fair value below the cost basis that is deemed to be other-than-temporary, results in an impairment being charged to Investment income from the insurance business. Subsequent increases in fair values up to the original cost are recorded through Investment income from the insurance business.

Recognition of an impairment loss on debt securities is recorded if a decline in fair value below amortized cost is considered other-than-temporary, i.e. that all amounts due according to the contractual terms of the security are not considered collectable, typically due to a deterioration of creditworthiness of the issuer. Generally, no impairment is recognized in connection with declines resulting from general market interest rate movements to the extent the Group has the intent and ability to hold the debt security until maturity or recovery.

Recognition of an impairment loss on equity securities is recorded if a decline in fair value below the cost basis of an investment is considered other-than-temporary. Declines in fair value below cost for more than 6 months continuously or which exceed 20% are considered strong indicators of an other-than-temporary impairment which lead to a recognition of an impairment loss.

Notwithstanding the considerations above, unrealized losses are recognized as an impairment loss when a decision has been taken to sell a security. Such impairment losses are recognized at the time of the decision to sell, irrespective of the cause of the decline in fair value.

Real estate held for investment, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some operating regions, the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. It is the Group’s policy to evaluate for impairment, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a property exceeds the recoverable amount. The recoverable amount is the higher of net selling price and value in use. The net selling price is defined as the price realizable in a transaction between independent third parties less related expenses in connection with the sale. The value in use is defined as the sum of the discounted cash inflows and cash outflows from the further use of the property including any cash flow at the end of the useful life. If the status of the factors used to determine the recoverable amount materially improve in subsequent periods, that would lead to a value increase, resulting in an adjustment to Investment income from the insurance business. Depreciation and impairments are included in Investment income from the insurance business.

Investments for the benefit of life insurance policyholders who bear the investment risk are carried at fair value.

Loans (including mortgages) are initially recorded at outstanding principal balance net of any provisions for credit losses. Interest income is accrued as earned. The allowances for loan losses are intended to cover probable credit losses inherent in the portfolio and those losses specifically identified. Many factors can affect the Group’s estimates of probable credit losses, including volatility of default probabilities, rating migrations and loss severity. The inherent loss allowance is for all loans not specifically identified as impaired which, on a portfolio basis, are considered to contain probable inherent loss. Inherent losses in the portfolio are determined by applying a historical loss experience, adjusted to reflect current market conditions.

The Group provides for specific credit losses on impaired loans based on regular and detailed analysis on each loan in the portfolio, considering collateral and counterparty risk. If uncertainty exists as to the repayment of either principal or interest, a specific provision is either established or adjusted accordingly. Short-term investments are accounted for at nominal value, net of any provisions for impairment.

Derivatives are used to manage interest rate, foreign currency, and equity market risks. Gains and losses on hedging derivative instruments are recognized in income on the same basis as the underlying exposure. All derivatives are recognized on the balance sheet at their fair value. The effective portion of derivative instruments used to hedge a position is recorded in the income statement with an offsetting entry related to the hedged item.

Own shares and own bonds

The Group buys and sells own shares, own bonds and derivatives on own shares within its normal trading and market-making activities. In addition, the Group holds own shares to hedge commitments arising from employee compensation schemes. Own shares are recorded at cost and deducted from shareholders’ equity. Derivatives on own shares are reported as derivative financial instruments or in shareholders equity depending on the manner of settlement. Dividends received on own shares and unrealized and realized gains and losses on own shares and derivatives on own shares classified in shareholders’ equity are excluded from net profit. Interest earned on own bonds is reported as interest income.

Tangible fixed assets

Real estate held for own use in the banking and insurance business and investment purposes in the banking business, including capital improvements, is carried at cost less accumulated depreciation over its estimated useful life, generally 40 to 67 years. In some of our operating regions the economic useful lives are substantially longer than in other regions, based on the materials used and varying construction codes. Land is not depreciated. Other tangible fixed assets such as computers, machinery, furnishings, vehicles and other equipment, as well as alterations and improvements to rented premises, are depreciated using the straight-line method over their estimated useful life, generally three to five years.

It is the Group’s policy to evaluate for impairment, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of a tangible fixed asset exceeds its recoverable amount. Methods for measuring impairment include market appraisals (net selling price) and cash flow analyses. Recognizing an impairment loss results in a new cost basis. If the factors to determine the recoverable amount materially improve in subsequent periods, a value increase up to the original depreciated cost value would be recorded in the insurance business.

Intangible assets

The Group capitalizes internal and external costs relating to the acquisition, installation and development of software having a measurable economic benefit. In addition, internally developed software is only capitalized if such costs are identifiable and can be reliably measured. The Group depreciates capitalized software costs on a straight-line basis over the estimated useful life of the software, normally not exceeding three years.

Identifiable intangible assets are generally acquired through business combinations and other transfers of assets. Acquired intangible assets are initially recorded at fair value and depreciated over their estimated useful life, not to exceed 20 years. Goodwill represents the excess of purchase price over the estimated fair value of net assets acquired at the acquisition date. The goodwill included in this balance sheet position arises from acquisitions after January 1, 1997. Prior to January 1, 1997, goodwill was charged to equity. Goodwill is amortized using the straight-line method over its estimated useful life, not to exceed 20 years.

It is the Group’s policy to evaluate for impairment, whenever events or circumstances indicate that the carrying value of an intangible asset may not be recoverable. An impairment is deemed to have occurred if the carrying value of an intangible asset exceeds its recoverable amount. Methods for measuring impairment include, where appropriate, market appraisals (net selling price) and cash flow analyses for finite intangible assets and fair value calculation on a reporting unit level for goodwill. Recognizing impairment loss results in a new cost basis. If the factors to determine the recoverable amount of finite intangible assets materially improve in subsequent periods, a value increase up to the original depreciated cost value would be recorded in the insurance business.

The Present Value of Future Profits (PVFP) is the present value of anticipated profits embedded in each life and health insurance portfolio purchased. Interest accrues on the unamortized PVFP based upon the policy liability rate or contract rate. The PVFP asset is amortized over the years that such profits are anticipated to be realized in proportion to the estimated gross margins or estimated gross profits for participating traditional life products and non-traditional life products, respectively, and over the premium paying period in proportion to premiums for other traditional life products.

Expected future profits used in determining the PVFP are based on actuarial determinations of future premium collection, mortality, morbidity, surrenders, operating expenses and yields on assets supporting policy liabilities as well as other factors.

The discount rate used to determine the PVFP is the rate of return required to invest in the business being acquired. Additionally, the PVFP balance is adjusted for the impact on estimated gross margins and profits of net unrealized gains and losses on securities.

Periodically, the PVFP asset is evaluated for recoverability. If the present value of future net cash flows from the blocks of business acquired is insufficient to recover the PVFP, the difference is charged to expense as an additional write-off of the PVFP.

Deferred policy acquisition costs

Deferred policy acquisition costs consist primarily of commissions, underwriting expenses and policy issuance costs and are included in Accrued income and prepaid expenses. Acquisition costs, which vary with and are directly related to the acquisition of insurance contracts, are deferred to the extent they are deemed recoverable and amortized depending on the life product. Future investment income attributable to related premiums is taken into account in measuring the recoverability of the carrying value of this asset.

Deferred policy acquisition costs on participating traditional life products are amortized over the expected life of the contracts in proportion to the estimated gross margins. Deferred policy acquisition costs on other traditional life products are amortized over the premium paying period of the related policies in proportion to net premiums using assumptions consistent with those used in computing the provision for future policy benefits. Deferred policy acquisition costs on non-traditional life products are amortized over the expected life of the contracts as a constant percentage of the estimated gross profit.

The effect on the amortization of deferred policy acquisition costs of revisions to estimated gross margins or profits for all contracts is reflected in the current period income statement. The deferred policy acquisition costs asset related to participating traditional life products and non-traditional life products is adjusted for the impact on estimated gross margins or profits of net unrealized gains and losses on securities.

Deferred policy acquisition costs for non-life products are amortized over the periods in which the premiums are earned.

Share-based compensation

Prior to January 1, 2003, share-based compensation plans were accounted for using an intrinsic value method and related accruals were recognized as liabilities. Effective January 1, 2003, the company adopted the fair value method of accounting for share option plans. Under the fair value method compensation expense for share option grants is recognized over the vesting period. Consequently, no expenses are recognized for share option plans if the options were granted for services provided before January 1, 2003, were not subsequently modified, and had no intrinsic value at grant date. For options granted for services provided after January 1, 2003, the fair value of options granted is expensed over the future service period. For share awards, the fair value of shares issued in consideration of services rendered during the reporting period is accrued in that period. For shares granted in respect of future services, the fair value at grant date is expensed over the future service period. Expenses recognized for options or share awards that are subsequently forfeited because the employees fail to fulfill service or performance requirements are reversed in the period of forfeiture.

Taxes

Income tax expense is calculated on the basis of the annual results of the individual financial statements of the Group companies. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are calculated based on expected tax rates and are recorded in Other assets and in Valuation adjustments and provisions, respectively. Deferred income tax expense represents the net change in the deferred tax asset or liability balance during the year and is charged to tax expense, except to the extent the change relates to transactions from the insurance business that are recognized directly in shareholders’ equity. This amount, together with income taxes payable or receivable in the current year, represents the total income tax expense for the year. Deferred tax assets for net operating loss carry forwards are recognized when it is more likely than not that future taxable profits will be available against which those losses can be utilized. Other deferred tax assets are recognized subject to management’s judgment that realization is more likely than not. No income tax provision is made for non-recoverable withholding taxes on undistributed profits of Group companies that are considered permanently reinvested.

Reserve for general banking risks

In accordance with Swiss banking regulations, the reserve for general banking risks is recorded as a separate component of shareholders’ equity. Changes to this equity component are disclosed as an extraordinary item in the income statement.

Repurchase and reverse repurchase agreements (Repos)

The Group enters into purchases of securities under agreements to resell as well as sales of securities under agreements to repurchase substantially identical securities. Such agreements normally do not constitute economic sales and are therefore treated as financing transactions. Securities sold subject to such agreements continue to be recognized in the balance sheet. The proceeds from the sale of these securities are treated as liabilities. Securities purchased under agreements to resell are recognized as loans collateralized by securities. Receivables and liabilities are valued using the accrual method. Those held in the trading book (matched book repo trading) are carried at fair value. Transactions in which economic control over the securities transferred has been relinquished are reported as either purchases or sales together with a related forward commitment to resell or repurchase.

Securities lending and borrowing (SLB)
SLB transactions that are collateralized by cash are included in the balance sheet at amounts equal to the cash advanced or received. Securities lent or securities provided as collateral for securities borrowed continue to be recognized in the balance sheet at their carrying value unless economic control over the securities provided has been transferred. Securities borrowed and securities received as collateral for securities lent are only recognized in the balance sheet if economic control over the securities has been transferred. Lending fees earned or incurred are recognized as interest income and interest expense, respectively, for the banking business and as Investment income from the insurance business for the insurance business.

Retirement benefits

The Group sponsors various retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans, comprising pension benefits as well as other retirement benefits such as post-retirement life insurance and post-employment medical benefits. Retirement benefit expense is recorded in Personnel expenses. For defined contribution plans this expense equals the employer contribution called for during the year in which an employee renders services. According to Swiss GAAP FER 16 the retirement benefit expense of defined benefit plans is based on actuarial valuations of benefit obligations attributed to the year in which services are rendered by the employees. Benefit obligations as of a date are the actuarial present value of all benefits attributed to employee service rendered prior to that date taking into consideration statistical probabilities of death and disability, future compensation level, discount rate, inflation rate, etc. Prepaid assets for retirement benefit plans are only reported if the Group is in a position to recover this amount either through decreasing its future contributions or through refunds.

Differences from the first-time application of Swiss GAAP FER 16 in the banking business are recognized in the income statement over the average remaining working life. Benefit obligations are calculated on a yearly basis. Gains and losses due to changes in the amount of the benefit obligation or plan assets resulting from experience different from that assumed and from changes in assumptions (e.g. change in discount rate) are included in the retirement benefit expenses for a year if, as of the beginning of the year, that unrecognized gain or loss exceeds 10% of the greater of the benefit obligation or the market-related value of plan assets. The amount included in the retirement benefit expenses is the excess divided by the average remaining service period for active employees expected to receive benefits of the plan.

Premium income and related expenses

Premiums from traditional life products, both participating and non-participating, are recognized as revenue when due from the policyholder. Profit for contracts with a limited number of premium payments is deferred and recognized over the period for which coverage is provided.

Premiums from non-traditional life products are recognized as revenue when due from the policyholder. For contracts with front-end fees, any excess front-end fees are deferred and recognized in proportion to the estimated gross profits. These deferred fees are adjusted for the impact on estimated gross profits net of unrealized gains and losses on securities.

Premiums from non-life products are recorded at inception of the contract and are earned primarily on a pro-rata basis over the term of the related policy coverage with the unearned portion being deferred in the balance sheet as unearned premiums.

Reinsurance

Contracts providing for indemnification against loss or liability relating to insurance risk are accounted for as reinsurance. Reinsurance contracts that do not transfer significant insurance risk are accounted for as deposits.

Gains on retroactive reinsurance ceded are deferred and amortized over the estimated remaining settlement period.

Technical provisions for the insurance business

Provision for future policyholder benefits

The provision for future policyholder benefits for participating traditional life products is computed using the net level premium method, which represents the present value of future policy benefits less the present value of future net premiums. The method uses assumptions for mortality and interest rates that are guaranteed in the contracts or used in determining dividends.

The provision for future policyholder benefits for other traditional life products is computed using the net level premium method. The assumptions are based on the Group’s experience and industry standards, including provision for adverse deviations that were in effect as of the issue date of the contract.

The provision for future policyholder benefits for non-traditional life products is equal to the account value, which represents premiums received and allocated investment return credited to the policy less deductions for mortality costs and expense charges.

When the provision for future policyholder benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future benefits and expenses for the line of business, deferred policy acquisition costs are written-off to income and, if required, a premium deficiency reserve is established by a charge to income. A premium deficiency reserve is adjusted for the impact of net unrealized gains and losses.

Provision for death and other benefits

Claim reserves represent amounts due on life and accident and health claims that have been incurred as of the balance sheet date, but have not yet been paid. This includes incurred but not reported claims (IBNR) and claims handling expense. The interest rate used to discount future payments is impacted by the net unrealized gains and losses on securities, resulting in an adjustment to claim reserves.

Provision for future dividends to policyholders

Dividends on participating traditional life products are accrued when earned and calculated in accordance with local statutory or contractual regulations. The provision for policyholder dividends also includes a deferred bonus reserve (DBR), which represents amounts that result from differences between these presented financial statements and the local statutory financial statements and that will reverse and enter into future policyholder dividends calculations. The calculation of the DBR reflects only the contractual or regulatory defined minimum distribution to policyholders.

The provision for policyholder dividends is adjusted for the impact of net unrealized gains and losses on securities to the extent that the policyholder will participate in such gains and losses on the basis of contractual or regulatory requirements when they are realized.

Life products, where the investment risk is borne by the policyholders

Assets and liabilities are maintained separately for non-traditional life products designed to meet specific investment objectives of policyholders. The policyholder bears the investment risk associated with the products, and investment income and investment gains and losses accrue directly to the policyholders. Assets and liabilities associated with these products are carried at fair value. Changes in the fair value of assets and liabilities are recognized in Investment income from the insurance business and Claims incurred and actuarial provisions.

Provision for unpaid claims and claim adjustment expenses

Claims and claim adjustment expenses are recorded as incurred. Claim provisions comprise of estimates of the unpaid portion of the reported losses and claims adjustment expenses as well as estimates of the amount of losses incurred but not yet reported to the insurer. Management periodically reviews the estimates, which may change in light of new information. Any subsequent adjustments are recorded in the period in which they are determined.

Certain claim reserves for which the payment pattern and ultimate cost are fixed and reliably determinable on an individual claim basis are discounted at a maximum of the risk-free rate.

Insurance technical provisions are presented net of reinsurance.

Fee recognition

Fees and commissions earned for investment and portfolio management, customer trading and custody services are recognized over the period that the related service is provided. Revenues from underwriting and fees from mergers and acquisitions and other corporate finance advisory services are recorded at the time when the underlying transactions are substantially completed under the terms of the engagements. Transaction-related expenses are deferred until the related revenue is recognized.

2 Changes to accounting policies

Based on changes in the Swiss Federal Banking Commission guidelines (Swiss GAAP), the following accounting policies were changed in 2003:

As at December 31, 2003, positions in own shares are recognized as a deduction from shareholders’ equity at acquisition cost. Realized gains and losses for the financial year 2003 are also directly included in shareholders’ equity. Prior to 2003, positions in own shares were reported either as trading securities or financial investments, and gains and losses from subsequent measurement based on the balance sheet classification were included in the income statement. The impact from the change in accounting for own shares resulted in a decrease of CHF 94 million in net profit for the Group and a decrease in shareholders’ equity of CHF 396 million in 2003.

Under the revised guidelines, strategic positions in derivative financial instruments and unrealized gains from correlation mismatches from hedge transactions are recorded through trading income. Prior to 2003, strategic positions were valued at the lower of cost or market. The change in accounting for derivatives resulted in a decrease of CHF 258 million in the Group’s 2003 net profit and a cumulative positive effect of the change in accounting for periods prior to 2003 of CHF 319 million or CHF 187 million net of tax.

Effective January 1, 2003 Credit Suisse Group adopted the fair value method of expensing share options. The fair value of share options is based on a Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding and related to service periods prior to January 1, 2003, if not subsequently modified, continue to be accounted for under the intrinsic value method.

As at December 31, 2003, retirement benefits in the banking business are also accounted for based on Swiss GAAP FER 16 as discussed above. The policy is applied prospectively. Prior to 2003, retirement benefits in the banking business were based on either actual contributions or actuarial valuation methods and projected plan liabilities for accrued services. The introduction of Swiss GAAP FER 16 results in an increase of compensation expense for 2003 of CHF 34 million compared to the compensation expense that would have been reported under the previous policy.

As at December 31, 2003, SLB transactions are only recorded on the balance sheet if economic control over the securities has been transferred. In addition, in prior years, SLB transactions with cash collateral and daily margining were reported as repurchase and reverse repurchase transactions. The change in policy had no impact on the income statement, and on the balance sheet the impact is considered immaterial.

3 Business developments

The scope of consolidation has undergone the following material changes in the current year:

Acquisitions

No material acquisitions in 2003.

Divestitures

Companhia Europeia de Seguros, S.A., Winterthur Pensoes, S.A.

On May 21, 2003, Winterthur finalized the sale of its insurance subsidiaries in Portugal to Liberty International, a subsidiary of the Liberty Mutual Group. The sale price was EUR 63 million.

Republic Financial Services, Inc,

Effective August 27, 2003, Winterthur finalized the sale of its Republic group companies to an American investor group led by Wand Partners Inc. The sale price was USD 127 million.

Churchill Insurance Group, plc

Effective September 1, 2003, Winterthur finalized the sale of its UK non-life insurance operations to the Royal Bank of Scotland. Winterthur Group received cash consideration of GBP 1.1 billion.

Italian insurance operations

Effective August 26, 2003, Winterthur finalized the sale of Winterthur Italy, its Italian insurance operation, to Unipol Assicurazioni SpA. The sale price was EUR 1.5 billion.

Pershing LLC

On May 1, 2003, Credit Suisse First Boston sold Pershing LLC (formerly Donaldson Lufkin & Jenrette Securities Corporation) to The Bank of New York Company, Inc for USD 2 billion in cash, the repayment of a USD 480 million subordinated loan and a contingent payment of up to USD 50 million based on future performance. In connection with this transaction, Credit Suisse First Boston recorded a pre-tax gain of approximately USD 1.3 billion and an after-tax gain of USD 852 million.

In connection with the sale of certain assets or businesses, the Group provides the acquiror with customary indemnification provisions (based on changes in an underlying asset or liability of the indemnified party). These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g. relating to litigation, tax and intellectual property matters) from the acquirer to the seller, as known or quantifiable loss contingencies generally are reflected in the value of the assets or businesses being sold. The Group is unable to estimate the maximum amount that it could be obligated to pay under these indemnification provisions. The Group closely monitors all such contractual agreements to ensure that indemnification provisions are adequately provided for.

Previous years business developments

Acquisitions

Premier Life Ltd., Luxembourg, Premier Life Ltd., Bermuda

Effective September 17, 2002, Winterthur acquired Premier Life Ltd., Luxembourg and the portfolio of Premier Life Ltd., Bermuda for a purchase price of CHF 44 million (CHF 30 million and CHF 14 million, respectively). The Group acquired 100% of the shares of Premier Life Ltd., Luxembourg. The Luxembourg acquisition has been accounted for under the purchase method of accounting, and accordingly, the results of operations were included in the consolidated financial statements for the first time in the fourth quarter of 2002. The total goodwill was CHF 9 million and will be amortized over 20 years. The portfolio in Bermuda was first included in the results of operations in the third quarter of 2002.

Divestitures

Winterthur Versicherungs AG, Winterthur Pensionskassen AG und Wintisa Management and Consulting AG

Effective January 1, 2002, Winterthur sold its insurance and pension fund business in Austria to Zürich Kosmos Versicherungs AG, a subsidiary of Zurich Financial Services Group.

Winterthur Assurances, Paris, Winterthur Vie, Paris

Effective January 1, 2002, Winterthur transferred the operations of its Paris-based operations in France, Winterthur Assurances (non-life) and Winterthur Vie (life), to Mutuelles du Mans Assurances.

4 Segment reporting

Segment reporting by operating segments

The Group’s consolidated results comprise the results of its six segments and the Corporate Center. In addition, the Group has two business units which comprise the sum of the respective segments constituting such business units and include certain acquisition-related costs, exceptional items and cumulative effect of changes in accounting principles not allocated to the segments. The business unit results are part of the Group’s segment results. Corporate Center costs and revenues attributable to operating businesses have been allocated to the respective segments. The Corporate Center also records expenses related to projects sponsored by the Group, restructuring costs, as well as certain adjustments and reclassifications described below.

Inter-segment revenue sharing and cost allocation

Responsibility for each of the Group’s products is allocated to one of the segments. In cases where one segment contributes to the performance of another, revenue sharing agreements are in place to compensate for such efforts. These agreements are negotiated periodically by the relevant segments on a product-by-product basis. Allocated revenues are added to, or deducted from, the revenue line item of the respective segments.

Certain administrative, processing and information technology services may be based in one segment but shared by other segments. The segment supplying the service receives compensation from the recipient segment on the basis of service level agreements and transfer payments. Service level agreements are negotiated periodically by the relevant segments with regard to each individual product or service. The costs of shared services and their related allocations are added to, or deducted from, Other operating expenses for the respective segments.

The aim of the revenue sharing and cost allocation agreements is to reflect the pricing structure of an unrelated third-party transaction, although this is not achieved in all cases.

Own use real estate

Own use real estate in Switzerland, which consists primarily of bank premises, is managed centrally. Real estate costs reflect market rent plus an additional charge if actual costs exceed market rent. These costs are included in Other operating expenses for the respective segments.

Valuation adjustments, provisions and losses

Provisions for credit risk at the banking segments within Credit Suisse Financial Services are generally based on expected credit losses, which are determined according to a statistical model derived from historical losses. Management believes that the statistical model provides a long-term view of credit loss experience. In any year, statistically determined provisions may be higher or lower than the actual credit experience relating to the credit risks covered by this model, depending on the economic environment, interest rates and other factors. The banking segments within Credit Suisse Financial Services record an expense item for statistically determined expected credit provisions. On a consolidated basis, Valuation adjustments, provisions and losses in the income statement reflects actual credit provisions for the year. To reflect the difference between the expected credit provisions recorded and the actual credit provisions for the year, an adjustment is recorded at the Corporate Center. Non-credit related losses and counterparty defaults other than those relating to lending business are not covered by the statistical model. Provisions for these losses and defaults are based on actual experience and are recorded at the relevant segment. Effective January 1, 2002, while the banking segments within Credit Suisse Financial Services continue to record an expense item for statistically determined expected credit provisions with an adjustment for the actual credit provisions recorded at the Corporate Center, the segments within Credit Suisse First Boston record credit provisions based on actual experience with no adjustment made at the Corporate Center.

In 2002, we made an adjustment in the method of estimating inherent losses related to lending activities. This adjustment was considered necessary to better reflect in the loan valuation allowances and provisions the continued deterioration of the credit markets.

Taxes

Taxes are calculated individually for each segment on the basis of average tax rates across its various geographic markets, as if the segment operated on a stand-alone basis. The difference between these average tax rates and the Group’s actual consolidated tax expense results in an adjustment to taxes at the Corporate Center. Since certain acquisition-related costs and exceptional items are not allocated to the segments, the tax impact associated with such items is reflected at the business unit level.

Segment reporting by operating segments (continued)

Segment income statement for the year ended December 31, 2003 1)

	Credit Suisse Financial Services					Credit Suisse First Boston
		Corporate &			Total		CSFB	Total
	Private	Retail	Life &		operating	Institutional	Financial	operating
in CHF m	Banking	Banking	Pensions	Insurance	basis	Securities	Services	basis

Operating income 2)	5,921	3,131	1,451	3,389	13,892	12,997	1,560	14,557

Personnel expenses	2,193	1,242	732	1,267	5,434	6,715	819	7,534
Other operating expenses	1,130	755	490	692	3,067	2,999	435	3,434

Operating expenses	3,323	1,997	1,222	1,959	8,501	9,714	1,254	10,968

Gross operating profit	2,598	1,134	229	1,430	5,391	3,283	306	3,589

Depreciation of non-current assets 3)	218	106	470	178	972	514	37	551
Valuation adjustments, provisions and losses	69	305	–	–	374	363	35	398

Net operating profit before extraordinary items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	2,311	723	(241)	1,252	4,045	2,406	234	2,640

Extraordinary income/(expenses), net	125	2	0	0	127	34	134	168
Taxes 4)	(522)	(160)	719	38	75	(523)	(97)	(620)

Net operating profit before acquisition-related costs, cumulative effect of change in accounting principle and minority interests	1,914	565	478	1,290	4,247	1,917	271	2,188

Acquisition interest					–			(267)
Amortization of retention payments					–			(213)
Amortization of acquired intangible assets and goodwill					(102)			(1,090)
Cumulative effect of change in accounting principle					1			318
Tax impact					2			238

Business unit result before minority interests					4,148			1,174

Minority interests					14			0

Business unit result 5)					4,162			1,174

Increased/(decreased) credit-related valuation adjustments, net of tax 6)					62			–

Net profit					4,100			1,174

1) The operating business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. For Credit Suisse Financial Services certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/(losses) from sales of investments and other reclassifications within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For Credit Suisse First Boston certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities are presented in the operating basis business unit results based on the Group's segment reporting principles.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Including amortization of Present Value of Future Profits (PVFP) from the insurance business.
4) Excluding tax impact on acquisition-related costs and cumulative effect of change in accounting principle.
5) Represents for Credit Suisse Financial Services net profit excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Represents for Credit Suisse Financial Services increased/(decreased) credit-related valuation adjustments before tax of CHF 82 m.

Reconciliation of operating to consolidated results for the year ended December 31, 2003

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	13,892	(1,077)	2)	12,815	14,557	(962)	3) 4) 5)	13,595	(88)		26,322

Personnel expenses	5,434			5,434	7,534	425	3) 4)	7,959	237		13,630
Other operating expenses	3,067			3,067	3,434	(984)	4)	2,450	(246)		5,271

Operating expenses	8,501			8,501	10,968			10,409	(9)		18,901

Gross operating profit	5,391			4,314	3,589			3,186	(79)		7,421

Depreciation of non-current assets	972			972	551			551	364		1,887
Amortization of acquired intangible assets and goodwill	–	102		102	–	1,090	3)	1,090	(5)		1,187
Valuation adjustments, provisions and losses	374	82	6)	456	398			398	7		861

Profit before extraordinary items, cumulative effect of change in accounting principle and taxes	4,045			2,784	2,640			1,147	(445)		3,486

Extraordinary income/(expenses), net	127	1,077	2)	1,204	168			168	100		1,472
Cumulative effect of change in accounting principle	–	1		1	–	318		318	0		319
Taxes	75	22		97	(620)	238		(382)	131		(154)

Net profit before minority interests	4,247			4,086	2,188			1,251	(214)		5,123

Minority interests	14			14	0	(77)	5)	(77)	(61)		(124)

Net profit	4,261			4,100	2,188			1,174	(275)		4,999

Other data:
Total assets as of December 31, 2003 7)				435,536				605,901	(79,273)		962,164

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland, and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments and other reclassifications within the insurance business of CHF 1,077 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 267 m allocated to operating income, amortization of retention payments of CHF 213 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,090 m.
4) Reflects brokerage, execution and clearing expenses of CHF 772 m reclassified from other operating expenses to operating income and contractor costs of CHF 151 m and staff recruitment costs of CHF 61 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 77 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 82 m.
7) Intersegment consolidation items have been eliminated within “Corporate Center”.

Segment reporting by operating segments (continued)

Segment income statement for the year ended December 31, 2002 1)

	Credit Suisse Financial Services					Credit Suisse First Boston
		Corporate &			Total		CSFB	Total
	Private	Retail	Life &		operating	Institutional	Financial	operating
in CHF m	Banking	Banking	Pensions	Insurance	basis	Securities	Services	basis

Operating income 2)	6,071	3,147	1,349	1,585	12,152	14,927	3,106	18,033

Personnel expenses	2,261	1,250	931	1,502	5,944	7,987	1,509	9,496
Other operating expenses	1,332	943	563	787	3,625	3,690	935	4,625

Operating expenses	3,593	2,193	1,494	2,289	9,569	11,677	2,444	14,121

Gross operating profit	2,478	954	(145)	(704)	2,583	3,250	662	3,912

Depreciation of non-current assets 3)	240	108	469	189	1,006	609	142	751
Valuation adjustments, provisions and losses	78	312	–	–	390	2,595	23	2,618

Net operating profit/(loss) before extraordinary and exceptional items, acquisition-related costs, cumulative effect of change in accounting principle and taxes	2,160	534	(614)	(893)	1,187	46	497	543

Extraordinary income/(expenses), net	44	4	0	0	48	408	0	408
Taxes 4)	(508)	(124)	(786)	(99)	(1,517)	182	(142)	40

Net operating profit/(loss) before exceptional items, acqui- sition-related costs, cumulative effect of change in accounting principle and minority interests	1,696	414	(1,400)	(992)	(282)	636	355	991

Acquisition interest					–			(504)
Amortization of retention payments					–			(644)
Amortization of acquired intangible assets and goodwill					(139)			(1,303)
Exceptional items					(192)			(1,389)
Cumulative effect of change in accounting principle					266			254
Tax impact					16			759

Business unit result before minority interests					(331)			(1,836)

Minority interests					151			0

Business unit result 5)					(180)			(1,836)

Increased/(decreased) credit-related valuation adjustments, net of tax 6)					91			–

Net profit/(loss)					(271)			(1,836)

1) Restated to reflect the transfer in 2003 of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. The operating business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, exceptional items and cumulative effect of change in accounting principle not allocated to the segments are included in the business unit results. For Credit Suisse Financial Services certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/(losses) from sales of investments within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For Credit Suisse First Boston certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities are presented in the operating basis business unit results based on the Group's segment reporting principles.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Including amortization of Present Value of Future Profits (PVFP) from the insurance business.
4) Excluding tax impact on acquisition-related costs, exceptional items and cumulative effect of change in accounting principle.
5) Represents for Credit Suisse Financial Services net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Represents for Credit Suisse Financial Services increased/(decreased) credit-related valuation adjustments before tax of CHF 120 m.
Reconciliation of operating to consolidated results for the year ended December 31, 2002

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	12,152	132	2)	12,284	18,033	(1,313)	3) 4) 5)	16,720	(966)		28,038

Personnel expenses	5,944	50	6)	5,994	9,496	1,244	3) 4) 7)	10,740	176		16,910
Other operating expenses	3,625	38	6)	3,663	4,625	(1,246)	4)	3,379	(423)		6,619

Operating expenses	9,569			9,657	14,121			14,119	(247)		23,529

Gross operating profit	2,583			2,627	3,912			2,601	(719)		4,509

Depreciation of non-current assets	1,006	45	6)	1,051	751			751	371		2,173
Amortization of acquired intangible assets and goodwill	–	198	6)	198	–	1,303	3)	1,303	(2)		1,499
Valuation adjustments, provisions and losses	390	120	8)	510	2,618	984	7)	3,602	318		4,430

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	1,187			868	543			(3,055)	(1,406)		(3,593)

Extraordinary income/(expenses), net	48	(132)	2)	(84)	408	(163)	7)	245	182		343
Cumulative effect of change in accounting principle	–	266		266	–	254		254	0		520
Taxes	(1,517)	45		(1,472)	40	759		799	77		(596)

Net profit/(loss) before minority interests	(282)			(422)	991			(1,757)	(1,147)		(3,326)

Minority interests	151			151	0	(79)	5)	(79)	(55)		17

Net profit/(loss)	(131)			(271)	991			(1,836)	(1,202)		(3,309)

Other data:
Total assets as of December 31, 2002 9)				431,489				605,439	(81,272)		955,656

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland, and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF -132 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 504 m allocated to operating income, amortization of retention payments of CHF 644 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,303 m.
4) Reflects brokerage, execution and clearing expenses of CHF 888 m reclassified from other operating expenses to operating income and contractor costs of CHF 272 m and staff recruitment costs of CHF 86 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 79 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated to personnel expenses of CHF 50 m, to other operating expenses of CHF 38 m, to depreciation of non-current assets of CHF 45 m and to amortization of acquired intangible assets and goodwill of CHF 59 m.
7) Reflects exceptional items allocated to personnel expenses of CHF 242 m, to valuation adjustments, provisions and losses of CHF 984 m and to extraordinary expenses of CHF 163 m.
8) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 120 m.
9) Intersegment consolidation items have been eliminated within “Corporate Center”.

Segment reporting by operating segments (continued)

Segment income statement for the year ended December 31, 2001 1)

	Credit Suisse Financial Services					Credit Suisse First Boston
		Corporate &			Total		CSFB	Total
	Private	Retail	Life &		operating	Institutional	Financial	operating
in CHF m	Banking	Banking	Pensions	Insurance	basis	Securities	Services	basis

Operating income 2)	6,998	3,159	2,503	3,236	15,896	20,858	3,891	24,749

Personnel expenses	2,394	1,324	749	1,388	5,855	11,635	1,906	13,541
Other operating expenses	1,405	902	671	873	3,851	5,007	1,308	6,315

Operating expenses	3,799	2,226	1,420	2,261	9,706	16,642	3,214	19,856

Gross operating profit	3,199	933	1,083	975	6,190	4,216	677	4,893

Depreciation of non-current assets 3)	205	100	350	169	824	767	178	945
Valuation adjustments, provisions and losses	55	328	–	–	383	1,514	27	1,541

Net operating profit before extraordinary and exceptional items, acquisition-related costs and taxes	2,939	505	733	806	4,983	1,935	472	2,407

Extraordinary income/(expenses), net	12	13	0	0	25	(1)	(14)	(15)
Taxes 4)	(640)	(122)	(153)	(224)	(1,139)	(426)	(74)	(500)

Net operating profit before acquisition-related costs, exceptional items and minority interests	2,311	396	580	582	3,869	1,508	384	1,892

Acquisition interest					–			(828)
Amortization of retention payments					–			(811)
Amortization of acquired intangible assets and goodwill					(116)			(1,455)
Exceptional items					0			(1,428)
Tax impact					2			1,148

Business unit result before minority interests					3,755			(1,482)

Minority interests					(69)			(1)

Business unit result 5)					3,686			(1,483)

Increased/(decreased) credit-related valuation adjustments, net of tax 6)					17			140

Net profit/(loss)					3,669			(1,623)

1) Restated to reflect the transfer in 2003 of the securities and treasury execution platform transactions of Credit Suisse First Boston in Switzerland to Credit Suisse Financial Services and the transfer of Credit Suisse First Boston's Private Client Services UK business from CSFB Financial Services to Private Banking as well as the realignment of the private client business. The latter entailed moving certain client segments in Switzerland from Private Banking to Corporate & Retail Banking. The operating business unit results reflect the results of the separate segments comprising the business unit. Certain acquisition-related costs, including acquisition interest, amortization of retention payments and amortization of acquired intangible assets and goodwill, and exceptional items not allocated to the segments are included in the business unit results. For Credit Suisse Financial Services certain other items, including credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions and gains/(losses) from sales of investments within the insurance business, are presented in the operating basis business unit results based on the Group’s segment reporting principles. For Credit Suisse First Boston certain other items, including brokerage, execution and clearing expenses, contractor and recruitment costs and expenses related to certain redeemable preferred securities are presented in the operating basis business unit results based on the Group's segment reporting principles.
2) Operating income for the insurance business is defined as net premiums earned, less claims incurred and change in technical provisions and expenses for processing claims, less commissions, plus net investment income from the insurance business. Gains or losses related to sales of investments within the insurance business are recorded as operating income at the business unit level and reclassified to extraordinary income/(expenses) in the consolidated financial statements in accordance with Swiss GAAP.
3) Including amortization of Present Value of Future Profits (PVFP) from the insurance business.
4) Excluding tax impact on acquisition-related costs and exceptional items.
5) Net profit/(loss) excluding credit-related valuation adjustments resulting from the difference between the statistical and actual credit provisions, net of tax.
6) Represents increased/(decreased) credit-related valuation adjustments before tax of CHF 22 m for Credit Suisse Financial Services and CHF 194 m for Credit Suisse First Boston.

Reconciliation of operating to consolidated results for the year ended December 31, 2001

	Credit Suisse Financial Services				Credit Suisse First Boston

		Re-		Swiss		Re-		Swiss			Credit
	Operating	classifi-		GAAP	Operating	classifi-		GAAP	Corporate		Suisse
in CHF m	basis	cations		basis	basis	cations		basis	Center	1)	Group

Operating income	15,896	231	2)	16,127	24,749	(1,606)	3) – 6)	23,143	(116)		39,154

Personnel expenses	5,855			5,855	13,541	2,385	3) 4) 6)	15,926	109		21,890
Other operating expenses	3,851			3,851	6,315	(1,484)	4)	4,831	(288)		8,394

Operating expenses	9,706			9,706	19,856			20,757	(179)		30,284

Gross operating profit	6,190			6,421	4,893			2,386	63		8,870

Depreciation of non-current assets	824			824	945	12	6)	957	405		2,186
Amortization of acquired intangible assets and goodwill	–	116		116	–	1,455	3)	1,455	(8)		1,563
Valuation adjustments, provisions and losses	383	22	7)	405	1,541	591	6) 7)	2,132	55		2,592

Profit/(loss) before extraordinary items and taxes	4,983			5,076	2,407			(2,158)	(389)		2,529

Extraordinary income/(expenses), net	25	(231)	2)	(206)	(15)			(15)	(8)		(229)
Taxes	(1,139)	7		(1,132)	(500)	1,202		702	(56)		(486)

Net profit/(loss) before minority interests	3,869			3,738	1,892			(1,471)	(453)		1,814

Minority interests	(69)			(69)	(1)	(151)	5)	(152)	(6)		(227)

Net profit/(loss)	3,800			3,669	1,891			(1,623)	(459)		1,587

Other data:
Total assets as of December 31, 2001 8)				443,391				664,617	(85,495)		1,022,513

1) Corporate Center includes the parent company operations, including Group financing initiatives, centrally managed, own-use real estate, consisting mainly of bank premises within Switzerland, and consolidation adjustments.
2) Reflects net gains/(losses) from sales of investments within the insurance business of CHF 231 m reclassified from operating income to extraordinary income/(expenses).
3) Reflects acquisition interest of CHF 828 m allocated to operating income, amortization of retention payments of CHF 811 m allocated to personnel expenses and amortization of acquired intangible assets and goodwill of CHF 1,455 m.
4) Reflects brokerage, execution and clearing expenses of CHF 895 m reclassified from other operating expenses to operating income and contractor costs of CHF 471 m and staff recruitment costs of CHF 118 m reclassified from other operating expenses to personnel expenses.
5) Reflects expenses of CHF 151 m related to certain redeemable preferred securities reclassified from operating income to minority interests.
6) Reflects exceptional items allocated as follows: CHF -34 m to operating income, CHF 985 m to personnel expenses, CHF 12 m to depreciation of non-current assets and CHF 397 m to valuation adjustments, provisions and losses.
7) Reflects an increase/(decrease) in credit-related valuation adjustments resulting from the difference between statistical and actual credit provisions of CHF 22 m for Credit Suisse Financial Services and CHF 194 m for Credit Suisse First Boston.
8) Intersegment consolidation items have been eliminated within “Corporate Center”.

Segment reporting by geographic segments

The geographic analysis of income and assets is provided in order to disclose information similar to other financial services companies that comply with internationally recognized standards and does not reflect the way the Group is managed. Management believes "Segment reporting by operating segments" is a more meaningful representation of the way in which the Group is managed.

Gross operating income 2003 1)
		Other		Asia/
		European		Pacific/
in CHF m	Switzerland	countries	Americas	Africa	Total

Interest income	5,209	6,756	10,583	1,091	23,639
Commission and service fee income	3,967	2,662	5,471	713	12,813
Net trading income	890	3,078	(1,775)	322	2,515
Insurance premiums earned, net	11,559	16,609	2,486	1,237	31,891
Investment income from the insurance business	3,305	4,468	461	202	8,436
Other ordinary income	(300)	1,137	464	304	1,605

Gross operating income	24,630	34,710	17,690	3,869	80,899

Expenses 2)	–	–	–	–	(54,577)

Operating income	–	–	–	–	26,322

Gross operating income 2002 1)
		Other		Asia/
		European		Pacific/
in CHF m	Switzerland	countries	Americas	Africa	Total

Interest income	5,981	8,295	12,935	1,109	28,320
Commission and service fee income	4,384	2,901	8,222	672	16,179
Net trading income	982	2,273	(1,288)	287	2,254
Insurance premiums earned, net	12,380	18,114	3,456	861	34,811
Investment income from the insurance business	1,375	(1,702)	(19)	(86)	(432)
Other ordinary income	2,140	(190)	82	455	2,487

Gross operating income	27,242	29,691	23,388	3,298	83,619

Expenses 2)	–	–	–	–	(55,581)

Operating income	–	–	–	–	28,038

Gross operating income 2001 1)
		Other		Asia/
		European		Pacific/
in CHF m	Switzerland	countries	Americas	Africa	Total

Interest income	7,188	10,999	22,324	1,768	42,279
Commission and service fee income	5,099	3,263	9,904	814	19,080
Net trading income	1,386	3,541	3,312	674	8,913
Insurance premiums earned, net	11,505	17,122	2,777	791	32,195
Investment income from the insurance business	3,373	2,266	276	(39)	5,876
Other ordinary income	1,030	822	155	591	2,598

Gross operating income	29,581	38,013	38,748	4,599	110,941

Expenses 2)	–	–	–	–	(71,787)

Operating income	–	–	–	–	39,154

1) The geographic analysis is based on the location of the office recording the transactions.
2) Includes interest expenses, commission expenses, claims incurred and technical provisions for the insurance business, commission expenses from the insurance business and sundry ordinary expenses.

Segment reporting by geographic segments (continued)

Assets by countries/regions 1)
	Tangible fixed assets			Total assets

in CHF m	31.12.03	31.12.02	31.12.03	31.12.02

Switzerland	4,378	4,587	204,917	198,045
United Kingdom	995	1,323	153,162	143,627
Germany	462	508	70,956	62,681
Other European countries	272	392	105,517	99,539
North America	671	1,138	309,936	346,947
Central and South America	30	36	36,454	35,700
Asia/Pacific	113	167	74,019	62,384
Middle Eastern countries	–	–	4,428	3,905
Africa	1	1	2,775	2,828

Total	6,922	8,152	962,164	955,656

1) The geographic analysis of tangible fixed assets is based on the location of the reporting entities, whereas the analysis of total assets is driven by the customers' domicile.

5 Subsequent events

On February 3, 2004 Credit Suisse entered into an agreement to sell General de Valores Y Cambios brokerage business. The parties have agreed not to disclose the terms of the transaction, which has already obtained all relevant regulatory approvals.

On March 24, 2004, the Swiss Government passed amendments to the Life Insurance Ordinance that provide for a mandatory allocation of profits from the regulated employee benefit business in Switzerland to be provided to policyholders. The amended ordinance requires that subject to the level of the investment result of the employee benefit business, a minimum of 90% of gross contributions or, in certain cases, 90% of net contributions be distributed to policyholders (the “legal quote”).

This legislation will impact the determination of the provision for future dividends to policyholders in the Life & Pensions segment of the Group, and may have an initial impact which is currently expected to be reflected in the results of the first quarter of 2004. The Group is currently evaluating the financial impact of these changes.

6 Income statement of the banking and insurance business 1)
	Banking business			Insurance business			2)	Credit Suisse Group

in CHF m	2003	2002	2001	2003	2002	2001		2003	2002	2001

Net interest income	7,420	7,984	6,680	–	–	–		7,424	8,036	6,751
Net commission and service fee income	11,914	15,350	18,136	–	–	–		11,940	15,334	18,115
Net trading income	2,566	1,946	8,913	–	–	–		2,515	2,254	8,913
Net income from the insurance business 3)	–	–	–	4,622	3,641	6,352		4,621	3,312	6,300
Other ordinary income/(expenses), net	661	(296)	(538)	(860)	(602)	(380)		(178)	(898)	(925)

Operating income	22,561	24,984	33,191	3,762	3,039	5,972		26,322	28,038	39,154

Salaries and other compensation	10,056	12,495	17,414	1,364	1,687	1,675		11,420	14,183	19,089
Employee benefits	1,212	1,335	1,452	427	486	358		1,638	1,820	1,810
Other personnel expenses	467	797	886	104	110	105		572	907	991

Personnel expenses 3)	11,735	14,627	19,752	1,895	2,283	2,138		13,630	16,910	21,890

Premises and real estate expenses	853	1,062	1,155	205	248	238		1,058	1,310	1,394
Expenses for IT, machinery, furnishings, vehicles and other equipment	1,261	1,526	1,536	290	320	325		1,545	1,837	1,853
Sundry operating expenses	1,876	2,530	4,162	790	931	984		2,668	3,472	5,147

Other operating expenses 3)	3,990	5,118	6,853	1,285	1,499	1,547		5,271	6,619	8,394

Operating expenses	15,725	19,745	26,605	3,180	3,782	3,685		18,901	23,529	30,284

Gross operating profit/(loss)	6,836	5,239	6,586	582	(743)	2,287		7,421	4,509	8,870

Depreciation of non-current assets	1,237	1,515	1,667	652	657	519		1,887	2,173	2,186
Amortization of acquired intangible assets	593	693	793	0	0	0		593	693	793
Amortization of goodwill	532	740	697	62	66	73		594	806	770
Valuation adjustments, provisions and losses from the banking business	861	4,430	2,592	–	–	–		861	4,430	2,592

Depreciation, valuation adjustments and losses	3,223	7,378	5,749	714	723	592		3,935	8,102	6,341

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle, taxes and minority interests	3,613	(2,139)	837	(132)	(1,466)	1,695		3,486	(3,593)	2,529

Extraordinary income	441	681	52	1,606	65	0		2,047	746	52
Extraordinary expenses	(46)	(206)	(50)	(529)	(197)	(231)		(575)	(403)	(281)
Cumulative effect of change in accounting principle	319	320	0	0	200	0		319	520	0
Taxes	(910)	289	(108)	757	(885)	(378)		(154)	(596)	(486)

Net profit/(loss) before minority interests	3,417	(1,055)	731	1,702	(2,283)	1,086		5,123	(3,326)	1,814

Minority interests	(156)	(151)	(179)	32	168	(48)		(124)	17	(227)

Net profit/(loss)	3,261	(1,206)	552	1,734	(2,115)	1,038		4,999	(3,309)	1,587

1) Income statements for the banking and insurance business are presented on a stand-alone basis.
2) Represents "Winterthur" Swiss insurance company, excluding capital contribution in 2002 of CHF 1.7 bn to Winterthur Life by Credit Suisse Group.
3) Insurance business: expenses due to the handling of both claims and investments are allocated to the income from the insurance business, of which CHF 508 m (2002: CHF 615 m, 2001: CHF 599 m) are related to personnel expenses and CHF 444 m (2002: CHF 469 m, 2001: CHF 371 m) to other operating expenses.

7 Income statement by origin 1)
	Switzerland	Foreign	Switzerland	Foreign	Switzerland	Foreign
in CHF m	2003	2003	2002	2002	2001	2001

Net interest income	3,573	3,851	3,371	4,665	2,921	3,830
Net commission and service fee income	3,684	8,256	4,125	11,209	4,699	13,416
Net trading income	890	1,625	982	1,272	1,386	7,527
Net income from the insurance business	1,673	2,948	26	3,286	2,426	3,874
Other ordinary income/(expenses), net	(396)	218	488	(1,386)	114	(1,039)

Operating income	9,424	16,898	8,992	19,046	11,546	27,608

Personnel expenses	3,936	9,694	4,503	12,407	4,370	17,520
Other operating expenses	1,821	3,450	1,903	4,716	2,325	6,069

Operating expenses	5,757	13,144	6,406	17,123	6,695	23,589

Gross operating profit	3,667	3,754	2,586	1,923	4,851	4,019

% of total	49%	51%	57%	43%	55%	45%

Depreciation of non-current assets	581	1,306	850	1,323	995	1,191
Amortization of acquired intangible assets	11	582	9	684	0	793
Amortization of goodwill	33	561	105	701	85	685
Valuation adjustments, provisions and losses from the banking business	446	415	1,043	3,387	616	1,976

Depreciation, valuation adjustments and losses	1,071	2,864	2,007	6,095	1,696	4,645

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle, taxes and minority interests	2,596	890	579	(4,172)	3,155	(626)

Extraordinary income/(expenses)	1,362	110	523	(180)	(225)	(4)
Cumulative effect of change in accounting principle	(56)	375	3	517	–	–
Taxes	(810)	656	(219)	(377)	(799)	313

% of total	526%	(426%)	37%	63%	164%	(64%)

Net profit/(loss) before minority interests	3,092	2,031	886	(4,212)	2,131	(317)

Minority interests	(41)	(83)	39	(22)	126	(353)

Net profit/(loss)	3,051	1,948	925	(4,234)	2,257	(670)

% of total	61%	39%	(28%)	128%	142%	(42%)

1) The analysis is based on the location of the office recording the transactions.

8 Net interest income
in CHF m	2003	2002	2001

Interest income on loans due from customers	8,176	9,832	13,438
Interest income on loans due from banks	4,440	6,849	13,179
Interest income from money market papers	353	536	1,590
Credit commissions treated as interest earnings	0	263	329
Interest income from leasing operations	147	150	151

Interest and discount income	13,116	17,630	28,687

Interest income	8,224	8,953	11,351
Dividend income	1,573	1,004	1,727

Interest and dividend income from trading portfolios	9,797	9,957	13,078

Interest income	657	617	352
Dividend income	69	116	162

Interest and dividend income from financial investments	726	733	514

Interest income	23,639	28,320	42,279

Interest expenses for liabilities due to customers	(6,912)	(10,031)	(15,786)
Interest expenses for liabilities due to banks	(9,303)	(10,253)	(19,742)

Interest expenses	(16,215)	(20,284)	(35,528)

of which interest expenses for subordinated liabilities	(902)	(1,006)	(916)

Total net interest income	7,424	8,036	6,751

9 Net trading income
in CHF m	2003	2002	2001

Debt instruments	315	726	1,708
Equity instruments	954	334	4,851
Foreign exchange and banknote trading	1,116	1,228	1,648
Precious metals	26	21	3
Other	104	(55)	703

Total net trading income	2,515	2,254	8,913

10 Depreciation and amortization
in CHF m	2003	2002	2001

Real estate	163	189	207
Other tangible fixed assets	876	1,107	1,269
Present value of future profits (PVFP) 1)	300	267	237
Other intangible assets	437	526	387
Non-consolidated participations	111	84	86

Depreciation of non-current assets	1,887	2,173	2,186

Amortization of acquired intangible assets	593	693	793
Amortization of goodwill	594	806	770

Total depreciation and amortization	3,074	3,672	3,749

1) Interests accrued of CHF 75 m (2002: CHF 98 m, 2001: CHF 157 m) on the unamortized PVFP balance is presented net against amortization.

11 Valuation adjustments, provisions and losses from the banking business
in CHF m	2003	2002	2001

Valuation allowances	592	2,822	1,634
Balance sheet risks	4	63	4
Off-balance sheet risks	(20)	202	80
Other provisions	258	1,311	828
Losses on financial investments	27	32	46

Total valuation adjustments, provisions and losses from the banking business	861	4,430	2,592

Non-technical provisions for the insurance business 1)	142	15	136

1) Included in other expenses from the insurance business.

12 Extraordinary income
in CHF m	2003	2002	2001

Gains from the disposal of participations	1,881	120	4
Release of reserve for general banking risks	0	580	0
Other extraordinary income	166	46	48

Total extraordinary income	2,047	746	52

13 Extraordinary expenses
in CHF m	2003	2002	2001

Losses from the disposal of participations	493	360	238
Restructuring charges	0	17	19
Other extraordinary expenses	82	26	24

Total extraordinary expenses	575	403	281

Restructuring charges 1)
in CHF m	2003	2002	2001

Personnel	84	441	43
Premises 2)	6	27	7
Other 3)	13	66	13

Total restructuring charges	103	534	63

of which included in extraordinary expenses	0	17	19
of which included in ordinary expenses	103	517	44

1) See note 31 "Valuation allowances and provisions" for further details.
2) Premises charges include lease termination costs, moving expenses and losses related to the closure and sale of property.
3) Other charges include technology write-offs, rebranding and advertising costs and consultancy fees.

In 2003, the Group recorded restructuring charges of CHF 103 million, net of a release of no longer required provisions of CHF 44 million. The total includes restructuring charges of CHF 131 million related to the insurance business and CHF 16 million related to the banking business.

In 2002, restructuring charges of CHF 37 million related to the insurance business and CHF 497 million related to the banking business, of which CHF 133 million related to the efforts of focusing Credit Suisse Financial Services’ European initiative on private banking clients and CHF 347 million represented accruals made for severance payments at Credit Suisse First Boston.

In 2001, restructuring charges of CHF 44 million related to the insurance business and CHF 19 million related to e-business activities.

14 Taxes
in CHF m	2003	2002	2001

Switzerland	577	498	659
Foreign	1,297	(230)	755

Current taxes	1,874	268	1,414

Switzerland	233	(279)	140
Foreign	(1,953)	607	(1,068)

Deferred taxes	(1,720)	328	(928)

Total taxes	154	596	486

15 Income statement of the insurance business 1)
in CHF m	2003	2002	2001

Non-life
Net premiums written	15,273	17,241	16,840
Change in provision for unearned premiums and in provision for future policy benefits (health)	(703)	(1,538)	(1,833)

Net premiums earned	14,570	15,703	15,007

Claims and annuities paid	(9,265)	(10,164)	(10,311)
Change in provision for unpaid claims and annuities	(1,381)	(1,585)	(1,198)

Claims and annuities incurred	(10,646)	(11,749)	(11,509)

Dividends paid to policyholders	(187)	(241)	(290)
Change in provision for future dividends to policyholders	(312)	347	(21)

Dividends to policyholders incurred	(499)	106	(311)

Operating expenses	(4,064)	(4,486)	(4,336)

Underwriting result	(639)	(426)	(1,149)

Net investment income	1,240	(16)	2,217
Interest received on deposits and bank accounts	21	41	29
Interest paid	(108)	(93)	(97)
Other income/(expenses), including foreign currency translation impact	873	(350)	(165)

Profit/(loss) before taxes and minority interests	1,387	(844)	835

Life
Net premiums written	17,186	18,979	17,203
Change in provision for unearned premiums	(1)	(4)	(15)

Net premiums earned	17,185	18,975	17,188

Death and other benefits paid	(15,804)	(13,961)	(11,922)
Change in provision for death and other benefits	(439)	(731)	(245)

Death and other benefits incurred	(16,243)	(14,692)	(12,167)

Change in provision for future policyholder benefits	(4,204)	(4,020)	(5,457)

Dividends paid to policyholders	(829)	(1,193)	(1,449)
Change in provision for future dividends to policyholders	(832)	2,951	1,162

Dividends to policyholders incurred	(1,661)	1,758	(287)

Operating expenses	(1,975)	(2,181)	(1,870)
Net investment income	7,069	(308)	3,651
Interest received on deposits and bank accounts	85	83	86
Interest on bonuses credited to policyholders	(155)	(146)	(135)
Interest paid	(133)	(122)	(193)
Other income/(expenses), including foreign currency translation impact	(131)	72	(53)

Profit/(loss) before taxes and minority interests	(163)	(581)	763

Combined
Profit/(loss) before taxes and minority interests	1,224	(1,425)	1,598
Other non-operating expenses	(79)	–	–
Interest on debt	(138)	(107)	(61)
Amortization of goodwill	(62)	(66)	(73)
Cumulative effect of change in accounting principle	0	200	0
Taxes	757	(885)	(378)

Profit/(loss) before minority interests	1,702	(2,283)	1,086

Minority interests	32	168	(48)

Net profit/(loss)	1,734	(2,115)	1,038

1) Represents “Winterthur” Swiss Insurance Company, excluding capital contribution in 2002 of CHF 1.7 bn to Winterthur Life by Credit Suisse Group.
16 Insurance premiums, claims and related reinsurance 1)
in CHF m	2003	2002	2)	2001

Non-life
Switzerland	3,197	2,925		3,138
Germany	2,657	2,523		2,659
United Kingdom	3,416	5,001		4,009
Italy	1,403	1,892		1,840
Spain	1,523	1,361		1,242
Other countries in Europe	1,109	1,167		1,713
North America	2,893	3,467		3,598
Asia, Pacific	14	55		161
Other aeras	0	0		52

Total gross premiums written	16,212	18,391		18,412

of which direct written premiums	16,110	17,452		17,606
of which assumed	102	939		806
Ceded	(939)	(1,150)		(1,572)

Net premiums written	15,273	17,241		16,840

Direct	15,098	15,839		16,162
Assumed	428	1,008		524
Ceded	(956)	(1,144)		(1,679)

Net premiums earned	14,570	15,703		15,007

Direct	(11,045)	(11,939)		(12,489)
Assumed	(68)	(816)		(451)
Ceded	467	1,006		1,431

Claims and annuities incurred, net	(10,646)	(11,749)		(11,509)

Life
Switzerland	8,482	9,719		8,340
Germany	2,677	2,861		2,815
United Kingdom	2,355	2,338		2,088
Italy	701	1,157		903
Spain	423	573		864
Other countries in Europe	1,403	1,331		1,696
Asia, Pacific	1,232	1,040		707

Total gross premiums written	17,273	19,019		17,413

of which direct written premiums	17,197	18,778		17,193
of which assumed	76	241		220
Ceded	(87)	(40)		(210)

Net premiums written	17,186	18,979		17,203

Direct	17,195	18,774		17,190
Assumed	77	242		208
Ceded	(87)	(41)		(210)

Net premiums earned	17,185	18,975		17,188

Direct	(16,257)	(14,697)		(12,189)
Assumed	(44)	(78)		(52)
Ceded	58	83		74

Death and other benefits incurred, net	(16,243)	(14,692)		(12,167)

Combined
Direct written premiums	33,307	36,230		34,799
Assumed	178	1,180		1,026
Ceded	(1,026)	(1,190)		(1,782)

Net premiums written	32,459	36,220		34,043

1) Represents «Winterthur» Swiss Insurance Company.
2) Certain reclassifications have been made to conform to the current presentation.

17 Net investment income from the insurance business 1)
in CHF m	2003	2002	2001

Non-life
Debt securities and loans	937	815	974
Equity securities	43	91	161
Real estate	84	100	127
Mortgages	51	54	60
Short-term investments	67	151	95
Non-consolidated participations	3	7	15

Investment income	1,185	1,218	1,432

Realized gains/(losses) on real estate	37	(4)	170
Realized gains/(losses) on other investments	173	(1,069)	750
(Depreciation)/appreciation on investments	(23)	(26)	(31)

Gains/(losses) on investments	187	(1,099)	889

Investment expenses	(132)	(135)	(104)

Net investment income	1,240	(16)	2,217

Life
Debt securities and loans	3,051	2,568	2,798
Equity securities	187	355	462
Real estate	426	419	395
Mortgages	463	411	421
Short-term investments	63	114	85
Non-consolidated participations	0	11	14

Investment income	4,190	3,878	4,175

Realized gains/(losses) on real estate	268	65	31
Realized gains/(losses) on other investments	1,252	(2,197)	926
(Depreciation)/appreciation on investments	(129)	(127)	(123)

Gains/(losses) on investments	1,391	(2,259)	834

Investment income	384	319	224
Gains/(losses)	1,334	(2,049)	(1,338)

Net investment income where the investment risk is borne by policyholders	1,718	(1,730)	(1,114)

Investment expenses	(230)	(197)	(244)

Net investment income	7,069	(308)	3,651

Combined
Debt securities and loans	3,988	3,383	3,772
Equity securities	230	446	623
Real estate	510	519	522
Mortgages	514	465	481
Short-term investments	130	265	180
Non-consolidated participations	3	18	29

Investment income	5,375	5,096	5,607

Gains/(losses) on investments	1,578	(3,358)	1,723
Net investment income where the investment risk is borne by policyholders	1,718	(1,730)	(1,114)
Investment expenses	(362)	(332)	(348)

Net investment income from the insurance business	8,309	(324)	5,868

1) Represents «Winterthur» Swiss Insurance Company.

18 Money market papers
in CHF m	31.12.03	31.12.02	1)

Government treasury notes and bills	7,958	7,553
Money market placements	7,531	13,603
Other bills of exchange and money market papers	866	3,969

Total money market papers	16,355	25,125

1) Adjusted.

19 Loans

Due from banks
in CHF m	31.12.03	31.12.02

Due from banks, gross	192,844	195,866
Valuation allowance	(11)	(88)

Total due from banks, net	192,833	195,778

Due from customers and mortgages
in CHF m	31.12.03	31.12.02

Due from customers, gross 1)	173,636	187,617
Valuation allowance	(3,150)	(5,474)

Due from customers, net	170,486	182,143

Mortgages, gross 1)	99,569	97,037
Valuation allowance	(1,355)	(2,141)

Mortgages, net	98,214	94,896

Total due from customers and mortgages, net	268,700	277,039

1) Effective 2003, loans held for sale are presented net of the related loan valuation allowances.

Due from customers and mortgages by sector
in CHF m	31.12.03	31.12.02

Financial services	40,085	43,553	1)
Real estate companies	15,468	16,472
Other services including technology companies	12,451	15,316
Manufacturing	10,588	13,273
Wholesale and retail trade	9,514	11,165
Construction	3,699	4,314
Transportation	3,138	4,149
Telecommunications	1,391	2,333
Health and social services	1,874	2,340
Hotels and restaurants	2,178	2,390
Agriculture and mining	2,342	2,317
Non-profit and international organizations	203	191

Commercial	102,931	117,813

Consumers	92,841	87,145	1)
Public authorities	4,538	5,023
Lease financings	3,274	3,158
Professional securities transactions and securitized loans	69,621	71,515

Due from customers and mortgages, gross	273,205	284,654

Valuation allowance	(4,505)	(7,615)

Total due from customers and mortgages, net	268,700	277,039

1) Adjusted.

Collateral of due from customers and mortgages
	Mortgage	Other		Without		Total
in CHF m	collateral	collateral		collateral		31.12.03

Due from customers	5,399	135,102		29,985		170,486

Residential properties	72,241	–		–		72,241
Business and office properties	11,597	–		–		11,597
Commercial and industrial properties	11,571	–		–		11,571
Other properties	2,805	–		–		2,805

Mortgages	98,214	–		–		98,214

Total collateral	103,613	135,102		29,985		268,700

As of 31.12.02	100,002	143,044	1)	33,993	1)	277,039

1) Adjusted.

Loan valuation allowance
in CHF m	31.12.03	31.12.02

Due from banks	11	88
Due from customers	3,150	5,474
Mortgages	1,355	2,141

Total loan valuation allowance 1)	4,516	7,703

of which on principal	3,742	6,617
of which on interest	774	1,086

1) Effective 2003, valuation allowances related to loans held for sale are netted directly with such loans, and are not presented separately in the total loan valuation allowance.

Roll forward of loan valuation allowance
in CHF m	2003	2002	2001

At beginning of financial year	7,703	9,264	10,786

Additions	1,753	3,351	2,439
Releases	(1,161)	(735)	(826)

Net additions charged to income statement	592	2,616	1,613

Gross write-offs	(3,433)	(3,868)	(3,851)
Recoveries	51	65	46

Net write-offs	(3,382)	(3,803)	(3,805)

Reclassified to loans held for sale	(355)	–	–
Balances acquired/(sold)	(3)	0	(3)
Provisions for interest	158	187	400
Foreign currency translation impact and other	(197)	(561)	273

At end of financial year	4,516	7,703	9,264

Impaired loans 1)
in CHF m	31.12.03	31.12.02

With a specific allowance	6,210	11,714
Without a specific allowance	747	655

Total impaired loans, gross	6,957	12,369

Non-performing loans	2,913	6,355
Non-interest earning loans	1,763	2,325
Restructured loans	280	281
Potential problem loans 2)	2,001	3,408

Total impaired loans, gross	6,957	12,369

Estimated liquidation value of collateral	(2,484)	–	3)

Impaired loans, net	4,473	–	3)

Specific allowance for impaired loans	3,819	6,778

1) Effective 2003, loans classified as held for sale are excluded from impaired loans.
2) Potential problem loans consist of loans where interest payments are being made but where, in the credit officer's assessment, some doubt exists as to the timing and/or certainty of the repayment of contractual principal.
3) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

20 Securities and precious metals trading portfolios
in CHF m	31.12.03	31.12.02

Listed on stock exchange	65,230	58,661
Unlisted	73,740	76,083

Debt instruments	138,970	134,744

Listed on stock exchange	51,978	33,208
Unlisted	7,475	3,935

Equity instruments	59,453	37,143

Precious metals	1,634	1,246

Total securities and precious metals trading portfolios	200,057	173,133

21 Financial investments from the banking business
	Fair value		Book value

in CHF m	31.12.03	31.12.02	31.12.03	31.12.02

Listed on stock exchange	–	–	27,436	16,588
Unlisted	–	–	3,184	3,493

Debt instruments	–	–	30,620	20,081

of which held-to-maturity	–	–	18,822	16,949
of which valued at lower of cost or market	11,902	3,244	11,798	3,132

Listed on stock exchange	581	598	417	596
Unlisted	–	–	10,602	11,947

Equity instruments	–	–	11,019	12,543

of which qualifying participations	–	–	1,772	2,114

Precious metals and others	6	10	6	10
Real estate	498	759	496	760

Total financial investments from the banking business	–	–	42,141	33,394

of which valued at lower of cost or market	12,987	4,611	12,717	4,498

22 Investments from the insurance business
			Gross	Gross
		Amortized	unrealized	unrealized
As of 31.12.03, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	7,145	7,145	0	118	7,027
Corporate debt securities	1,196	1,196	0	17	1,179
Other	1,844	1,844	0	29	1,815

Total debt securities – held to maturity	10,185	10,185	0	164	10,021

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	4,224	3,782	449	7	4,224
Debt securities issued by foreign governments	17,057	16,629	606	178	17,057
Corporate debt securities	41,486	40,744	1,398	656	41,486
Other	6,703	6,574	172	43	6,703

Debt securities	69,470	67,729	2,625	884	69,470

Equity securities	5,501	5,113	499	111	5,501

Total securities – available-for-sale	74,971	72,842	3,124	995	74,971

Debt securities	236	–	–	–	–
Equity securities	138	–	–	–	–

Total securities – trading	374	–	–	–	–

Mortgage loans	11,054	–	–	–	–
Other loans	4,389	–	–	–	–
Real estate	7,215	–	–	–	8,709
Short-term investments and other	5,062	–	–	–	–

Investments from the insurance business	113,250	–	–	–	–

Equity securities	11,818	–	–	–	–
Debt securities	2,395	–	–	–	–
Short-term investments	1,747	–	–	–	–
Real estate	185	–	–	–	–

Investments where the investment risk is borne by the policyholder	16,145	–	–	–	–

Investments from the insurance business	129,395	–	–	–	–

22 Investments from the insurance business (continued)
			Gross	Gross
		Amortized	unrealized	unrealized
As of 31.12.02, in CHF m	Book value	cost	gains	losses	Fair value

Debt securities issued by Swiss Federal Government, cantonal or local governmental entities	10,814	9,951	863	0	10,814
Debt securities issued by foreign governments	27,110	26,337	871	98	27,110
Corporate debt securities	29,042	27,478	1,717	153	29,042
Other	9,685	9,157	552	24	9,685

Debt securities 1)	76,651	72,923	4,003	275	76,651

Equity securities	9,052	9,171	336	455	9,052

Total securities – available-for-sale	85,703	82,094	4,339	730	85,703

Debt securities	246	–	–	–	–
Equity securities	31	–	–	–	–

Total securities – trading	277	–	–	–	–

Own shares	44	–	–	–	–
Mortgage loans	10,175	–	–	–	–
Other loans	4,305	–	–	–	–
Real estate	7,431	–	–	–	10,057
Short-term investments and other	7,120	–	–	–	–

Investments from the insurance business	115,055	–	–	–	–

Equity securities	9,288	–	–	–	–
Debt securities	2,841	–	–	–	–
Short-term investments	1,069	–	–	–	–
Real estate	197	–	–	–	–

Investments where the investment risk is borne by the policyholder	13,395	–	–	–	–

Investments from the insurance business	128,450	–	–	–	–

1) Certain reclassifications have been made to conform to the current presentation.

23 Non-consolidated participations
			Net					Foreign	Net
			book				Balances	currency	book
		Accumulated	value				acquired/	translation	value
in CHF m	Cost	write-offs	31.12.02	Additions	Disposals	Write-offs	(sold)	and transfers	31.12.03

Investments in associates	1,566	(93)	1,473	113	(394)	(101)	121	(29)	1,183
Other non-consolidated participations	524	(205)	319	31	(88)	(10)	(15)	(14)	223

Total non-consolidated participations	2,090	(298)	1,792	144	(482)	(111)	106	(43)	1,406

Listed on stock exchange			231						262
Unlisted			1,561						1,144

24 Tangible fixed assets
		Real	Leasehold	Other
	Own use	estate	improve-	physical	Total
in CHF m	premises	investment	ments	assets	2003

Historical cost
At beginning of financial year	6,583	386	1,682	5,285	13,936
Additions	102	33	70	420	625
Disposals and write-offs	(25)	(24)	(111)	(580)	(740)
Balances acquired/(sold)	(233)	0	(158)	(673)	(1,064)
Reclassifications 1)	(45)	(13)	79	233	254
Foreign currency translation impact	(17)	(1)	(118)	(219)	(355)

At end of financial year	6,365	381	1,444	4,466	12,656

Accumulated depreciation
At beginning of financial year	1,310	79	614	3,781	5,784
Depreciation	145	18	174	702	1,039
Disposals and write-offs	(13)	(7)	(26)	(460)	(506)
Balances acquired/(sold)	(50)	0	(63)	(440)	(553)
Reclassifications 1)	(8)	0	72	143	207
Foreign currency translation impact	(8)	(1)	(47)	(181)	(237)

At end of financial year	1,376	89	724	3,545	5,734

Net book value at end of financial year	4,989	292	720	921	6,922

Net book value at beginning of financial year	5,273	307	1,068	1,504	8,152

1) Including CHF 63 m transfer from intangible assets.

Fire insurance values
in CHF m	31.12.03	31.12.02

Real estate (including investments from the insurance business)	12,528	15,164	1)
Other tangible fixed assets	4,209	4,291	1)

1) Adjusted.
25 Operating leases

The following is a schedule of future minimum rental payments required under operating leases-lessee transactions that have initial or remaining non-cancellable lease terms in excess of one year, as of December 31, 2003.

in CHF m	31.12.03

2004	732
2005	672
2006	624
2007	548
2008	534
Thereafter	6,075

Future operating lease commitments	9,185

Minimum non-cancelable sublease rentals	(1,394)

Total net future minimum lease commitments	7,791

The following shows the composition of total rent expense for all operating leases except those with a term of one month or less that were not renewed for the years ended December 31:

Rental expenses
in CHF m	2003	2002		2001

Minimum rentals	770	1,052		860
Sublease rental income	(57)	(34)	1)	(43)

Total net rental expenses	713	1,018		817

1) Adjusted.

26 Intangible assets
	Acquired			Present			Other
	intangible			value of			intangible	Total
in CHF m	assets		Goodwill	future profits	1)	Software	assets	2003

Historical cost
At beginning of financial year	5,801		12,871	2,503		2,003	79	23,257
Additions	2		4	0		360	34	400
Disposals and write-offs	0		(76)	0		(142)	(7)	(225)
Unrealized gains/(losses)	–		–	(6)		–	–	(6)
Balances acquired/(sold)	(1,841)		(833)	(60)		(353)	(18)	(3,105)
Reclassifications 2)	13		(27)	2		6	(38)	(44)
Foreign currency translation impact	(449)		(873)	80		(49)	2	(1,289)

At end of financial year	3,526		11,066	2,519		1,825	52	18,988

Accumulated depreciation
At beginning of financial year	1,436		1,836	537		1,032	57	4,898
Depreciation and amortization	593	3)	594	300	4)	434	3	1,924
Disposals and write-offs	0		(38)	(3)		(121)	(3)	(165)
Balances acquired/(sold)	(621)		(91)	(42)		(189)	0	(943)
Reclassifications 2)	9		6	0		59	(11)	63
Foreign currency translation impact	(123)		(131)	18		(22)	2	(256)

At end of financial year	1,294		2,176	810		1,193	48	5,521

Net book value at end of financial year	2,232		8,890	1,709		632	4	13,467

Net book value at beginning of financial year	4,365		11,035	1,966		971	22	18,359

1) PVFP: Present value of future profits embedded in each life and health insurance portfolio purchased, see Note 1 “Summary of significant accounting policies”.
2) Including CHF 63 m transfer to tangible fixed assets.
3) Includes CHF 270 m impairment of acquired intangible assets with respect to CSFB Financial Services' high-net-worth asset management business.
4) Interest accrued of CHF 75 m on the unamortized PFVP balance is presented net against amortization.

27 Other assets
in CHF m	31.12.03	31.12.02

Trading derivative instruments	51,499	53,188
Other derivative instruments	4,326	1,569

Positive replacement value of derivative instruments	55,825	54,757

Deferred tax asset	7,539	7,975
Other	2,148	2,979

Total other assets	65,512	65,711

28 Assets pledged or assigned and assets subject to ownership reservation excluding securities lending and borrowing and repurchase agreements
in CHF m	31.12.03	31.12.02

Assets pledged and assigned as collateral	30,806	23,950
Actual commitments secured	24,673	21,015

None of the Group's assets were under reservation of ownership either in the current or in the previous year.

29 Medium-term notes and bonds
in CHF m	31.12.03	31.12.02

Medium-term notes (cash bonds)	1,803	2,599

Bonds issued by Credit Suisse Group and subsidiaries	76,441	80,103
Mortgage bonds issued by the Swiss Mortgage Bond Bank	2,639	1,736

Bonds and mortgage-backed bonds	79,080	81,839

Total medium-term notes and bonds	80,883	84,438

Credit Suisse Group issues both CHF and non-CHF denominated fixed and variable rate bonds. The weighted average coupon is based on the contractual terms, although for zero coupon bonds the yield to maturity is applied. Credit Suisse Group utilizes derivative contracts, primarily interest rate and currency swaps, in conjunction with some of its debt issues. The effects of these derivatives are not included in the calculation of interest expense on the associated debt.

The following table provides details on bonds issued with a total book value before consolidation adjustments.

Summary of bonds issued
		Weighted average		Book value
Issuer		interest rate	Maturities	in CHF m

Credit Suisse Group	Senior notes	3.88%	2004-2009	3,400

Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port	Senior notes	4.12%	2004-2019	1,263
	Subordinated notes	5.57%	2013-2017	2,888	1)

Credit Suisse Group Finance (Luxembourg) S.A., Luxembourg	Senior notes	3.20%	2005	348

Credit Suisse Group Finance (U.S.) Inc., Wilmington	Senior notes	5.75%	2005	1,949
	Subordinated notes	4.39%	2010-2020	2,725

Neue Aargauer Bank, Aarau	Subordinated notes	4.73%	2010-2012	230

Bank Leu AG, Zurich	Subordinated notes	5.00%	2006	100

Credit Suisse, Zurich	Senior notes	5.50%	2005	99
	Subordinated notes	4.52%	2005-2011	2,456

Credit Suisse Guernsey Branch, St. Peter Port	Subordinated notes	3.22%	2011-2013	1,113	2)

JOHIM (Holdings) Ltd., London	Senior notes	6.50%	2004	110

Credit Suisse First Boston, Zurich	Senior notes	4.29%	2004-2032	13,086
	Subordinated notes	2.58%	2004-2032	7,952

Credit Suisse First Boston (Cyprus) Ltd, Cyprus	Senior notes	10.00%	2005	84

Credit Suisse First Boston Finance B.V., Amsterdam	Senior notes	1.31%	Perpetual	185

Credit Suisse First Boston (Cayman) Ltd., George Town	Senior notes	9.64%	2004-2006	124

Banco de Investimentos Credit Suisse First Boston S.A., Sao Paulo	Subordinated notes	11.22%	2007	62

Credit Suisse First Boston Inc., New York	Senior notes	4.60%	2004-2032	29,167
	Subordinated notes	6.57%	2004-2018	1,094

Credit Suisse First Boston International, London	Senior notes	2.91%	2003-2049	8,958
	Subordinated notes	5.53%	2004-2049	2,510

Winterthur Capital Ltd., Hamilton	Senior notes	5.38%	2005	780

«Winterthur» Swiss Insurance Company, Winterthur	Senior notes	4.00%	2006	500

Total senior notes				60,053
Total subordinated notes				21,130

Total bonds issued				81,183

1) Of which CHF 1,101 m (GBP 500 m) are perpetual.
2) Of which CHF 195 m (EUR 125 m) are perpetual.

Maturity structure
		Within	Within	Within	Within
	Within	1 and	2 and	3 and	4 and	More than
Issuer	1 year	2 years	3 years	4 years	5 years	5 years	Total

Medium-term notes	893	399	271	128	57	55	1,803

Credit Suisse Group	600	0	800	1,000	500	500	3,400
Credit Suisse Group Finance (Guernsey) Ltd., St. Peter Port	640	0	0	0	0	3,511	4,151
Credit Suisse Group Finance (Luxembourg) S.A., Luxembourg	0	348	0	0	0	0	348
Credit Suisse Group Finance (U.S.) Inc., Wilmington	0	1,949	0	0	0	2,725	4,674
Neue Aargauer Bank, Aarau	0	0	0	0	0	230	230
Bank Leu AG, Zurich	0	0	100	0	0	0	100
Credit Suisse, Zurich	0	651	121	0	187	1,596	2,555
Credit Suisse Guernsey Branch, St. Peter Port	0	0	0	0	0	1,113	1,113
JOHIM (Holdings) Ltd., London	110	0	0	0	0	0	110
Credit Suisse First Boston, Zurich	1,732	1,330	1,638	2,877	2,848	10,613	21,038
Credit Suisse First Boston (Cyprus) Ltd, Cyprus	0	84	0	0	0	0	84
Credit Suisse First Boston Finance B.V., Amsterdam	0	0	0	0	0	185	185
Credit Suisse First Boston (Cayman) Ltd., George Town	55	59	10	0	0	0	124
Banco de Investimentos Credit Suisse First Boston S.A., Sao Paulo	0	0	0	62	0	0	62
Credit Suisse First Boston Inc., New York	3,347	4,127	4,283	3,088	4,186	11,230	30,261
Credit Suisse First Boston International, London	1,135	1,278	1,232	1,384	2,995	3,444	11,468
Winterthur Capital Ltd., Hamilton	0	780	0	0	0	0	780
«Winterthur» Swiss Insurance Company, Winterthur	0	0	500	0	0	0	500

Bonds issued	7,619	10,606	8,684	8,411	10,716	35,147	81,183

30 Other liabilities
in CHF m	31.12.03	31.12.02

Trading derivative instruments	57,312	54,534
Other derivative instruments	1,114	630

Negative replacement value of derivative instruments	58,426	55,164

Compensation account	107	111
Other	525	795

Total other liabilities	59,058	56,070

31 Valuation allowances and provisions
					Provision							Total
			Provision		for other	Provision			Provision			excluding
	Valuation		for credit		business	for re-	Other		for deferred		Total	allowances
in CHF m	allowances	1)	risks	2)	risks	structuring	provisions		taxes		2003	2003

At beginning of financial year	7,933		239		299	185	2,036		8,798		19,490	11,557
Transfers	(355)		–		–	–	132		(2,178)		(2,401)	(2,046)
Additions recorded through income statement	1,753		60		41	147	772	3)	399		3,172	1,419
Releases recorded through income statement	(1,161)		(76)		(64)	(44)	(137)	3)	(1,313)		(2,795)	(1,634)
Net additions charged to equity	–		–		–	–	–		(471)	4)	(471)	(471)
Write-offs	(3,658)		(49)		(37)	(200)	(921)		0		(4,865)	(1,207)
Recoveries	51		0		5	0	29		0		85	34
Balances acquired/(sold)	(3)		0		0	(4)	(17)		(497)		(521)	(518)
Provisions for interest	160		3		0	0	0		0		163	3
Foreign currency translation impact	(204)		(11)		(9)	8	(148)		266		(98)	106

At end of financial year	4,516		166		235	92	1,746		5,004		11,759	7,243

1) Including valuation allowances for money market papers and debt instruments included in financial investments from the banking business. The related ending balances as of 31.12.03 were nil.
2) Including off-balance sheet risks.
3) Of which CHF 50 m set up under personnel and other operating expenses.
4) Change owing to deferred tax assets on unrealized gains/losses on investments from the insurance business.

Restructuring charges and merger-related costs

For information related to restructuring charges, please refer to note 13.
The following is an analysis of the change in the provision for restructuring of the Group for the year ended December 31, 2003:
		Net additions
		charged to		Transfers,
	Balance at	income	Net	foreign	Balance at
in CHF m	31.12.02	statement	write-offs	exchange	31.12.03

Personnel	77	84	(97)	2	66
Premises and equipment	14	6	(14)	5	11
Other	94	13	(89)	(3)	15

Total	185	103	(200)	4	92

The following is an analysis of the change in accruals for restructuring of the Group included in other liabilities for the year ended December 31, 2003:
		Net additions
		charged to		Transfers,
	Balance at	income	Net	foreign	Balance at
in CHF m	31.12.02	statement	write-offs	exchange	31.12.03

Personnel	214	0	(191)	(8)	15

Merger-related costs represent retention awards related to the acquisition of DLJ, which are being expensed over the vesting period. The vesting period is generally three years. Retention awards of CHF 213 million are included in the consolidated income statement for the year ended December 31, 2003. The remaining retention awards of CHF 14 million as of December 31, 2003 are expected to be charged against earnings in 2004.

32 Technical provisions for the insurance business
	Gross	Net	Gross	Net
in CHF m	31.12.03	31.12.03	31.12.02	31.12.02

Non-life
Provision for unearned premiums	2,667	2,596	6,834	6,451
Provision for future policyholder benefits (health)	4,571	4,571	3,800	3,800
Provision for unpaid claims and claim adjustment expenses	13,489	11,759	18,284	15,670
Actuarial provision for annuities	1,629	1,617	1,565	1,555
Provision for future dividends to policyholders	1,653	1,653	1,269	1,269

Technical provisions	24,009	22,196	31,752	28,745

Life
Provision for unearned premiums	18	17	16	15
Provision for future policyholder benefits	82,811	82,569	84,993	84,640
Provision for death and other benefits	4,621	4,574	4,183	4,125
Provision for future dividends to policyholders	2,552	2,552	1,808	1,807
Bonuses held on deposit	3,677	3,677	3,618	3,618

Technical provisions	93,679	93,389	94,618	94,205

Provisions for insurance policies, where the investment risk is borne by the policyholders	16,257	16,257	13,521	13,521

Total technical provisions for the insurance business	133,945	131,842	139,891	136,471

33 Statement of shareholders' equity
	Reserve				Retained
	for general				earnings
	banking	Share	Capital	Revaluation	including	Own		Minority
in CHF m	risks	capital	reserves	reserves	net profit	shares	1)	interests	2)	Total

As of 31.12.00	2,319	6,009	19,882	4,789	7,952	–		2,571		43,522

Dividends paid					(14)			(161)		(175)
Repayment out of share capital		(2,392)								(2,392)
Capital increases, par value and capital surplus		11	164					985		1,160
Cancellation of repurchased shares		(38)	(531)							(569)
Balances acquired/(sold)								(241)		(241)
Acquisition of minority interests								(12)		(12)
Change in revaluation reserves for the insurance business, net				(4,040)				(258)		(4,298)
Foreign currency translation impact					102			10		112
Net profit					1,587			227		1,814

As of 31.12.01	2,319	3,590	19,515	749	9,627	–		3,121		38,921

Dividends paid								(169)		(169)
Repayment out of share capital		(2,379)								(2,379)
Capital increases, par value and capital surplus		2	1,264					182		1,448
Cancellation of repurchased shares		(23)	(69)		(450)					(542)
Balances acquired/(sold)								(24)		(24)
Acquisition of minority interests								(143)		(143)
Change in revaluation reserves for the insurance business, net				755				59		814
Release of reserve for general banking risks	(580)									(580)
Foreign currency translation impact					(2,495)			(131)		(2,626)
Net profit/(loss)					(3,309)			(17)		(3,326)

As of 31.12.02	1,739	1,190	20,710	1,504	3,373	–		2,878		31,394

Reclassifications for own shares 3)						(1,019)				(1,019)
Dividends paid					(116)			(160)		(276)
Capital increases, par value and capital surplus		5	15							20
Change in scope of consolidation/ balances acquired/(sold)					79			34		113
Acquisition of minority interests								1		1
Purchase of own shares (cost) 3)						(7,009)				(7,009)
Sales of own shares (cost) 3)						6,521				6,521
Realized gains on own shares, net 3)			99							99
Accrual for earned share compensation 3)						1,009				1,009
Change in revaluation reserves for the insurance business, net				(619)				(5)		(624)
Foreign currency translation impact					(744)			84		(660)
Net profit					4,999			124		5,123

As of 31.12.03	1,739	1,195	20,824	885	7,591	(498)		2,956		34,692

1) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.
2) For information relating to redeemable preferred securities, see next page.
3) As of January 1, 2003, own shares are to be deducted from shareholders' equity.

Own shares
Number
of shares

At beginning of the year	29,348,158
Purchased	191,245,719
Sold	(182,622,865)
Allocated to accrual for earned share compensation	(16,750,994)

At end of the year	21,220,018

33 Statement of shareholders’ equity (continued)

Mandatory Convertible Securities

On December 23, 2002, Credit Suisse Group Finance (Guernsey) Ltd. – a wholly owned subsidiary of Credit Suisse Group, Zurich – issued subordinated Mandatory Convertible Securities (“securities”) in the aggregate amount of CHF 1.25 billion. The securities were issued in the form of notes with a denomination of CHF 1,000 per note and a final maturity on December 23, 2005. Credit Suisse Group, Zurich, guaranteed the securities on a subordinated basis.

A fixed coupon amount of 6% per annum is payable at the discretion of the issuer – subject to certain coupon limitations – on December 23 of each year, beginning in 2003 and up to and including the maturity date. On each date Credit Suisse Group pays a cash dividend or any other cash distribution to its shareholders or, subject to certain exceptions, redeems any Credit Suisse Group shares (“shares”) or other junior or preferred obligations, an equivalent floating coupon amount per note is payable in respect of such number of shares corresponding to 32.33107 shares per note. Any coupon payment not due and payable will not remain owing or entitle holders to a claim in respect thereof upon a winding-up of the guarantor, or at any other time (i.e. coupons are non-cumulative).

Mandatory conversion at maturity (redemption)

Notes not converted before the 20th trading day prior to the maturity date will be redeemed through conversion into shares on the maturity date. Upon such conversion, each note holder shall receive between 26.93966 and 32.33107 shares per note converted based on the closing prices of the shares over a period prior to the maturity date.

Voluntary conversion at the option of the note holders

Notes may be converted into shares any time after February 3, 2003 and before the 20th trading day prior to the maturity date at the election of each note holder. Upon such conversion, each note holder making such election shall receive 26.93966 shares per note converted.

Early conversion at the option of the issuer

Notes may be converted into shares at any time after February 3, 2003 and before the 20th trading day prior to the maturity date at the option of the issuer. Upon such early conversion, holders shall receive 32.33107 shares per note plus all remaining fixed coupon amounts scheduled for payment up to and including the maturity date. This option can only be exercised if certain coupon limitations do not apply and if the shares to be delivered thereupon shall have the same entitlements (including dividends) as the other outstanding shares.

Redeemable preferred securities

The Group has non-cumulative guaranteed perpetual preferred securities outstanding as listed below. They are issued through fully owned special purpose subsidiaries in Guernsey, Channel Islands, that are established for the exclusive purpose of issuing such preferred securities and investing the gross proceeds in notes receivable of the Group. The preferred securities are classified as minority interests. The group has made unsecured, subordinated guarantees for the benefit of the holders of the preferred securities of the issuers listed below except for Credit Suisse First Boston Capital (Guernsey) I Ltd..

List of redeemable preferred securities issued as of December 31, 2003
							Related notes
							issued by CSG
				Liquidation			solely redeem-
	Issue			value			able by issuer
		Notional amount

Issuer	date	Currency	in m	in CHF m	Coupon rate		on and after

Credit Suisse First Boston Capital (Guernsey) I Ltd.	June 1999	USD	125	154	2.926%	1)	29.06.04
Credit Suisse Group Capital (Guernsey) II Ltd.	June 2000	EUR	250	390	7.974%		21.06.10
Credit Suisse Group Capital (Guernsey) III Ltd.	June 2000	GBP	150	330	8.514%		15.06.15
Credit Suisse Group Capital (Guernsey) IV Ltd.	June 2000	CHF	150	150	6.500%		30.06.10
Credit Suisse Group Capital (Guernsey) V Ltd.	November 2001	EUR	400	624	6.905%		07.11.11
Credit Suisse Group Capital (Guernsey) VI Ltd.	December 2001	JPY	30,500	352	3.570%		18.12.06
Credit Suisse Group Capital (Guernsey) VII Ltd.	July 2002	JPY	17,000	196	3.500%		31.07.07

Total as of 31.12.03, gross				2,196

Held by Credit Suisse Group and Group companies				(29)

Total as of 31.12.03, net				2,167

1) Based on six-month LIBOR as of December 29, 2003, plus 1.70%.

34 Pension and other post-retirement benefits

Defined Contribution Plans

Credit Suisse Group contributes to various defined contribution plans, primarily in Switzerland and the US but also in other countries. The total contributions to these plans during 2003 was CHF 362 million.

Defined Benefit Plans

Swiss pension plans

The pension fund of “Winterthur” Swiss Insurance Company in Switzerland is a defined benefit plan and is set up as a trust domiciled in Winterthur. All Winterthur employees in Switzerland are covered by this plan. The pension plan benefits exceed the minimum benefits required under Swiss law.

Contributions are made by both “Winterthur” Swiss Insurance Company and their employees. The employee contributions are calculated as a percentage of the annual salary and are deducted monthly. The percentages deducted from the salary depend upon the employee’s age and salary, and vary between 0.75% and 10.5%. The employer’s contribution is the cost necessary to finance the plan less the employees’ contributions.

Foreign pension plans

Various defined benefit pension schemes exist in the foreign locations of Credit Suisse Group. The retirement benefits of these foreign plans depend on the employee’s age, contributions and salary. The funding policy for these plans is consistent with local government and tax requirements. The assumptions used are derived using local economic conditions. Material defined benefit plans exist in the US, the UK and Germany. These retirement plans provide benefits in the event of retirement, death, disability or employment termination.

The weighted-average assumptions used in calculating the pension and post-retirement liabilities and costs were:

		Other post-
	Pension	retirement
	benefits	benefits
	2003	2003

Discount rate	4.62%	6.00%
Salary increases	2.88%	–
Expected long-term rate of return on assets	5.27%	–
Assumed health care cost increase	–	4.61%

A 1% increase or decrease in the health care cost trend rate assumption would not have had a material impact on the liabilities from post-retirement plans or net periodic postretirement expense for 2003.

The following table shows the benefit obligation and the fair value of plan assets for Credit Suisse Group’s defined benefit pension and other post-retirement benefit plans:

			Other post-
	Pension		retirement
	benefits		benefits
in CHF m	31.12.03		31.12.03

Liabilities from defined benefit plans	7,295		64
Fair value of assets from defined benefit plans	6,002	1)	–

Unfunded status of the plan	(1,293)		(64)

Unrecognized actuarial items	1,027		(3)

Net amount recognized	(266)		(67)

Pension and other post-retirement costs
Net periodic pension and other post-retirement costs	323		5
Expenses due to asset limitation	32		–
Curtailments	10		–
Special termination benefits	3		–

Total pension and other post-retirement costs	368		5

1) Including employer contribution reserves of CHF 240 m.

In countries where pension plans are funded by a fund/trust, overfunding can occur. An asset can only be recorded to the extent the Group can decrease future employer contributions. The total prepaid pension assets of defined benefit pension and other post-retirement plans not capitalized as at December 31, 2003 were CHF 102 million.

35 Related parties / liabilities due to own pension funds

Related parties

Loans to members of the Board of Directors of Credit Suisse Group 1)
in CHF m	2003	2002	2001

At beginning of financial year	30	21	24
Additions	6	9	0
Reductions	12	0	3

At end of financial year	24	30	21

1) None of the members of the Board of Directors has any executive function within the Group, which would require aggregated disclosure of outstanding loans with those of the members of the Group Executive Board. Number of individuals with outstanding loans at the beginning of the year and at the end of the year was 9.

Loans to members of the Group Executive Board 1)
in CHF m	2003	2002	2001

At beginning of financial year	22	33	64
Additions	6	3	2
Reductions	22	14	33

At end of financial year	6	22	33

1) Number of individuals with outstanding loans at the beginning of the year and at the end of the year was 5 and 7, respectively.

Loans outstanding made by us or any of our subsidiaries to principal participations for the years ended December 31:
in CHF m	2003	2002	2001

Loans at the beginning of the year	728	276	771
Additions/(repayments), net	(124)	452	(495)

Loans at end of the year	604	728	276

A large majority of loans outstanding to members of the Board of Directors of Credit Suisse Group and the Group Executive Board are mortgages or loans against securities. All mortgage loans are granted either with variable interest rates or with fixed interest rates over a certain period. Typically, fixed mortgages are granted for periods of up to five years. Interest rates applied are based on refinancing costs plus a margin and are consistent with those applicable to other employees. When granting a loan to these individuals, the same credit approval and risk assessment procedures apply as for loans to all employees. Loans against securities are granted at interest rates applicable to similar loans granted to other employees. Interest rates applied are based on refinancing costs plus a margin. In principle, members of the Board of Directors are not granted employee conditions on any loans extended to them, but are generally subject to conditions applied to customers with a comparable credit standing. In addition, some individuals have outstanding loans in connection with certain private equity investment opportunities that Credit Suisse First Boston provides to some employees. Interest rates applied are based on refinancing cost plus a margin. Such loans are no longer extended.

In addition, banking subsidiaries of Credit Suisse Group have entered into financing and other banking agreements with companies in which current members of the Board of Directors have a significant influence. As of December 31, 2003, the total exposure to such related parties amounted to CHF 72 million, including all advances and contingent liabilities. The highest exposure to such related parties for any of the years in the three-year period ended December 31, 2003 did not exceed CHF 87 million.

Credit Suisse Group with its subsidiaries is a global financial services provider and, in particular, has major retail and corporate banking operations in Switzerland. The Group, therefore, typically has relationships with many large companies including those in which Credit Suisse Group Board members assume management functions or board member responsibilities. With one exception none of the members of the Board of Directors or companies affiliated with them have important business relationships with Credit Suisse Group or its banking subsidiaries. All relationships with the directors and their affiliated companies are in the ordinary course of business and are granted at arms-length.

Liabilities due to own pension funds
in CHF m	31.12.03	31.12.02

Liabilities due to own pension funds	862	1,124

36 Maturity structure of current assets and borrowed funds
			Re-			Due	Due within
			deemable	Due within		within 3 to	12 months	Due after			Total
in CHF m	At sight		by notice	3 months		12 months	to 5 years	5 years		No maturity	31.12.03

Current assets
Cash and other liquid assets	3,026		–	–		–	–	–			3,026
Money market papers	4,731		20	9,678		1,755	155	16			16,355
Due from banks	26,472		55,878	90,222		12,173	7,223	865			192,833
Receivables from the insurance business	0		9,725	0		0	0	0			9,725
Due from customers	23,670		24,433	72,354		17,930	24,683	7,416			170,486
Mortgages	6,677		7,274	10,189		21,014	44,310	8,750			98,214
Securities and precious metals trading portfolios	200,057		0	0		0	0	0			200,057
Financial investments from the banking business	11,053		582	5,292		1,564	18,469	4,685		496	42,141

Total current assets	275,686		97,912	187,735		54,436	94,840	21,732		496	732,837

As of 31.12.02	253,764	1)	95,913	232,552	1)	53,489	69,153	13,679	1)	760	719,310

Borrowed funds
Money market papers issued	359		0	17,708		7,050	2,576	7			27,700
Due to banks	119,654		31,194	131,097		11,773	1,182	1,587			296,487
Payables from the insurance business	6,033		53	838		2,071	1,759	185			10,939
Due to customers in savings and investment deposits	0		43,747	0		0	0	0			43,747
Due to customers, other	90,087		15,626	111,347		10,808	19,242	5,445			252,555
Medium-term notes (cash bonds)	0		0	178		715	855	55			1,803
Bonds and mortgage-backed bonds	0		0	3,501		5,257	40,134	30,188			79,080

Total borrowed funds	216,133		90,620	264,669		37,674	65,748	37,467			712,311

As of 31.12.02	205,167		84,748	279,996		35,669	61,160	35,961			702,701

1) Adjusted.

37 Securities lending and borrowing and repurchase agreements
in CHF m	31.12.03	31.12.02

Due from banks	145,659	156,397
Due from customers	69,554	71,384

Cash collateral due from securities borrowed and reverse repurchase agreements	215,213	227,781

Due to banks	108,824	123,546
Due to customers	84,819	80,077

Cash collateral due to securities lent and repurchase agreements	193,643	203,623

Carrying value of securities transferred under securities lending and borrowing repurchase agreements	90,922	78,341
of which transfers with the right to re-sell or re-pledge	84,512	78,237

Fair value of securities received under securities lending and borrowing and reverse repurchase agreements with the right to re-sell or re-pledge	409,597	–	1)
of which re-sold or re-pledged	387,468	–	1)

1) In 2003 Credit Suisse Group applied mandatory changes in Swiss Federal Banking Commission guidelines. Prior periods are not required to be adjusted.

38 Balance sheet by origin 1)
	Switzerland	Foreign	Switzerland		Foreign
in CHF m	31.12.03	31.12.03	31.12.02		31.12.02

Assets
Cash and other liquid assets	2,699	327	2,301		250
Money market papers	1,999	14,356	2,455		22,670
Due from banks	3,906	188,927	4,860		190,918
Receivables from the insurance business	6,309	3,416	5,484		6,806
Due from customers	26,858	143,628	29,035		153,108
Mortgages	82,489	15,725	77,859		17,037
Securities and precious metals trading portfolios	6,594	193,463	8,314		164,819
Financial investments from the banking business	2,209	39,932	2,038		31,356
Investments from the insurance business	55,154	74,241	50,392		78,058
Non-consolidated participations	782	624	912		880
Tangible fixed assets	4,378	2,544	4,575		3,577
Intangible assets	1,416	12,051	853		17,506
Accrued income and prepaid expenses	4,014	8,568	3,871		10,011
Other assets	6,110	59,445	5,096		60,615

Total assets	204,917	757,247	198,045		757,611

Liabilities and shareholders' equity
Money market papers issued	2,860	24,840	689		21,489
Due to banks	18,196	278,291	23,172		264,712
Payables from the insurance business	7,902	3,037	5,561		4,657
Due to customers in savings and investment deposits	39,556	4,191	36,049		3,690
Due to customers, other	59,814	192,741	54,555		203,689
Medium-term notes (cash bonds)	1,803	0	2,599		0
Bonds and mortgage-backed bonds	7,693	71,387	8,754		73,085
Accrued expenses and deferred income	873	16,145	3,344		14,119
Other liabilities	5,304	53,754	6,215		49,855
Valuation adjustments and provisions	1,705	5,538	2,574		8,983
Technical provisions for the insurance business	60,072	71,770	58,953		77,518
Shareholders' equity (excluding minority interests)	17,045	14,691	11,788	2)	16,728	2)
Minority interests	124	2,832	106	2)	2,772	2)

Total liabilities and shareholders' equity	222,947	739,217	214,359		741,297

1) The analysis is based on customers' domicile.
2) Adjusted.

39 Balance sheet by currencies
				Other	Total
in CHF m	Swiss francs	US dollars	Euro	currencies	31.12.03

Assets
Cash and other liquid assets	2,486	15	353	172	3,026
Money market papers	1,938	7,630	3,146	3,641	16,355
Due from banks	7,264	110,125	41,363	34,081	192,833
Receivables from the insurance business	6,311	624	2,401	389	9,725
Due from customers	27,421	113,105	15,817	14,143	170,486
Mortgages	84,145	11,858	1,833	378	98,214
Securities and precious metals trading portfolios	3,596	109,992	32,381	54,088	200,057
Financial investments from the banking business	5,390	20,262	14,632	1,857	42,141
Investments from the insurance business	56,248	4,270	47,111	21,766	129,395
Non-consolidated participations	945	271	52	138	1,406
Tangible fixed assets	4,448	1,085	673	716	6,922
Intangible assets	1,491	9,182	1,488	1,306	13,467
Accrued income and prepaid expenses	4,678	2,758	3,877	1,269	12,582
Other assets	18,948	19,805	7,825	18,977	65,555

Total balance sheet assets	225,309	410,982	172,952	152,921	962,164

Delivery receivables from foreign exchange spot, forward and options transactions	154,046	450,679	404,449	480,019	1,489,193

Total assets	379,355	861,661	577,401	632,940	2,451,357

Liabilities and shareholders' equity
Money market papers issued	2,728	21,732	298	2,942	27,700
Due to banks	10,412	170,636	52,895	62,544	296,487
Payables from the insurance business	7,906	139	2,653	241	10,939
Due to customers in savings and investment deposits	42,929	0	812	6	43,747
Due to customers, other	54,232	136,996	41,788	19,539	252,555
Medium-term notes (cash bonds)	1,803	0	0	0	1,803
Bonds and mortgage-backed bonds	12,155	42,308	19,961	4,656	79,080
Accrued expenses and deferred income	503	11,125	2,090	3,300	17,018
Other liabilities	15,426	17,274	5,734	20,624	59,058
Valuation adjustments and provisions	1,677	1,717	3,086	763	7,243
Technical provisions for the insurance business	60,292	2,901	47,183	21,466	131,842
Shareholders' equity (excluding minority interests)	16,672	9,451	2,575	3,038	31,736
Minority interests	2,172	230	541	13	2,956

Total balance sheet liabilities and shareholders' equity	228,907	414,509	179,616	139,132	962,164

Delivery payables from foreign exchange spot, forward and options transactions	115,376	624,074	338,205	411,619	1,489,274

Total liabilities and shareholders' equity	344,283	1,038,583	517,821	550,751	2,451,438

Net position per currency	35,072	(176,922)	59,580	82,189	(81)

40 Employee compensation

Credit Suisse Group has adopted a share-based compensation program, which is an important element of the overall compensation packages for key employees and senior executives. This program represents a portion of this group’s bonuses and is also used for retention incentives or special awards. Awards are generally granted in the form of shares or share options. At February 10, 2004, Credit Suisse Group had conditional capital of 46,525,413 shares available for future share-based compensation awards. However, Credit Suisse Group is also permitted to satisfy its obligation for these awards through the purchase of treasury shares.

Through December 31, 2002, Credit Suisse Group accounted for its employee share-based compensation program under the intrinsic value method. No compensation expense was generally recognized for share options, as they were granted at an exercise price equal to the market price of Credit Suisse Group’s shares on the grant date and therefore had no intrinsic value.

Effective January 1, 2003, Credit Suisse Group adopted the fair value method of expensing share options. The fair value of share options is based on the Black-Scholes valuation model with compensation expense recognized in earnings over the required service period. Share options outstanding at December 31, 2002, if not subsequently modified, continue to be accounted for under the intrinsic value method.

In the third quarter of 2003, Credit Suisse Group introduced three-year vesting for share options and certain shares, primarily those related to non-Swiss Credit Suisse First Boston program participants. Credit Suisse Group will expense any such awards as they vest over the three-year service period.

On September 9, 2003, Credit Suisse Group completed its Option Reduction Program, which entitled employees to exchange on a value-for-value basis certain existing share options for new share options and shares. The exercise price of the new share options was 10% above the market price of Credit Suisse Group’s shares on the valuation date. These share options are restricted for a period of one year following the exchange and expire seven years after the exchange. The new shares were granted at the market price of Credit Suisse Group’s shares on the valuation date and are restricted for a period of one year following the exchange. Credit Suisse Group did not recognize any compensation expense as a result of the exchange. The following table provides a summary of the exchange resulting from the Option Reduction Program.

		Weighted-	Weighted-
		average	average	Total
		exercise	fair	fair
	Number of	price	value	value
	options in m	in CHF	in CHF	CHF m

Exchanged options	(66.6)	56.40	14.40	(958.5)
New options	2.7	50.55	14.73	39.5
New shares	20.0	–	45.95	919.0

In prior years, certain employees received a part of their compensation in the form of a financial instrument linked to Credit Suisse First Boston’s long-term performance. Each unit entitles a holder to a potential future cash payment linked to Credit Suisse First Boston’s operating return on average allocated capital, taking into account Credit Suisse Group’s cost of capital. Units are subject to vesting and forfeiture provisions. The number of units received by an individual was based upon a fixed monetary amount approved by the Compensation Committee on the date of grant. In 2002 and 2001, employees were granted units with an initial value of USD 68 million and USD 304 million, respectively. No units were granted during 2003.

Share Options

Share options are granted at an exercise price that is generally equal to the market price of Credit Suisse Group’s shares on the date of grant. In addition, a majority of the share options cannot be exercised until at least one year after the grant date, become exercisable over various periods and expire after ten years. The following table presents the share option activities during the periods indicated:

		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
in CHF, except no. of options	2003	2003	2002	2002	2001	2001

Outstanding at beginning of financial year	139,242,643	54.85	87,576,423	66.81	54,988,916	62.03
Granted 1)	134,995	41.11	54,392,144	36.07	39,890,090	68.21
Exercised	(1,838,561)	48.71	(892,209)	52.88	(5,752,475)	39.53
Forfeited	(2,487,166)	53.64	(1,833,715)	70.49	(1,550,108)	34.42
Exchanged, net	(63,895,780)	56.65	–	–	–	–
Expired	(1,634,000)	67.50	–	–	–	–

Outstanding at end of financial year	69,522,131	53.07	139,242,643	54.85	87,576,423	66.81

Exercisable at end of financial year	33,846,230	57.62	26,150,828	53.97	15,742,784	45.45

1) Includes options approved by the Compensation Committee subsequent to December 31 as part of the year-end-compensation process. 36,380 of these options granted in 2003 are attributable to future service periods.

The table below provides additional information about share options outstanding as of December 31, 2003:

	Options outstanding			Options exercisable

		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	remaining	exercise	Number of	exercise
exercise price	options	life	price	options	price
in CHF	outstanding	in years	in CHF	exercisable	in CHF

12.50 – 25.00	4,142,480	2.07	15.40	4,142,480	15.40
25.01 – 37.50	21,848,164	8.60	32.01	3,578,629	33.43
37.51 – 50.00	4,313,810	5.58	45.03	3,818,683	44.88
50.01 – 62.50	9,991,757	6.16	53.67	5,665,873	54.67
62.51 – 75.00	17,203,362	7.68	68.46	7,726,543	68.64
75.01 – 100.00	12,022,558	6.98	84.69	8,914,022	84.75

	69,522,131	7.16	53.07	33,846,230	57.62

The following amounts are the weighted-average fair values and exercise prices of options at the date of grant relating to share options whose exercise price was equal to the market price of Credit Suisse Group’s shares at the date of grant. 1)

in CHF	2003	2002	2001

Weighted-average fair values of options at the date of grant	13.78	12.35	19.61
Weighted-average exercise prices per option granted	41.11	36.07	68.21

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

The following table presents the weighted-average assumptions used to value share options under the Black-Scholes valuation model. 1)

	2003	2002	2001

Expected dividend yield	1.99%	1.83%	2.75%
Expected life of share options, in years	5	5	5
Expected volatility	44.05%	44.54%	37.70%
Expected CHF risk free interest rates	1.69%	1.83%	2.98%

1) Weighted-average calculation includes options granted subsequent to the financial year-end as part of the financial year compensation.

Shares

Shares granted as compensation awards generally vest upon grant, whereas shares granted as retention awards generally vest between one to five years. The following table presents the share activities during the periods indicated:

	Compensation		Retention
Number of shares	Awards	1)	Awards	2)	Total

Outstanding at December 31, 2000	32,202,648		48,087,488		80,290,136

Granted 3)	7,187,779		16,536,964		23,724,743
Settled	(14,363,376)		(15,499,395)		(29,862,771)
Forfeited	(276,052)		(3,002,763)		(3,278,815)

Outstanding at December 31, 2001	24,750,999		46,122,294		70,873,293

Granted 3)	7,388,257		9,399,011		16,787,268
Settled	(7,372,356)		(16,761,059)		(24,133,415)
Forfeited	(254,715)		(2,562,747)		(2,817,462)

Outstanding at December 31, 2002	24,512,185		36,197,499		60,709,684

Granted 3) 4)	7,312,190		66,374,099		73,686,289
Settled	(10,262,710)		(12,210,961)		(22,473,671)
Forfeited	(297,063)		(2,802,825)		(3,099,888)

Outstanding at December 31, 2003	21,264,602		87,557,812		108,822,414

1) The weighted-average grant-date fair value per share of compensation awards granted during 2003, 2002 and 2001 were CHF 46.61, CHF 32.22 and CHF 70.75, respectively.
2) The weighted-average grant-date fair value per share of retention awards granted during 2003, 2002 and 2001 were CHF 42.37, CHF 40.37 and CHF 69.22, respectively.
3) Includes shares approved by the Compensation Committee subsequent to December 31 as part of the year-end-compensation process. 26,637,264, 5,709,943 and 5,538,269 of these shares, for 2003, 2002 and 2001, respectively, are attributable to future service periods.
4) Includes 20,000,608 shares granted in the option reduction program and 19,187,860 special equity retention awards granted.

Comparison of fair and intrinsic value methods

The following table presents net profit/(loss) and basic and diluted earnings per share if all awards were accounted for at fair value.

in CHF m, except the per share amounts	2003	2002	2001

Net profit/(loss) – as reported	4,999	(3,309)	1,587
Add: Employee share-based compensation expense included in reported net profit/(loss), net of related tax effects	757	1,082	1,573
Deduct: Employee share-based compensation expense determined under the fair value method for all awards, net of related tax effects	(778)	(1,572)	(2,134)

Net profit/(loss) – pro forma 1)	4,978	(3,799)	1,026

Basic earnings per share – as reported	4.13	(2.78)	1.33
Basic earnings per share – pro forma 1)	4.12	(3.19)	0.86

Diluted earnings per share – as reported	4.03	(2.78)	1.32
Diluted earnings per share – pro forma 1)	4.01	(3.19)	0.85

1) The above pro forma amounts are not indicative of future reported net profit/(loss) amounts.

41 Compensation to and equity holdings of members of the Board of Directors and the Group Executive Board

Compensation to Board members is set in accordance with the Articles of Association and the Compensation Committee Charter. The annual compensation paid to Board members for the period between two Annual Shareholders Meetings is set by the Board of Directors upon recommendation by the Compensation Committee. Board compensation generally is in the form of Credit Suisse Group registered shares, which are blocked for four years. However, Board members may elect to receive up to 35% of their compensation in cash. Two Board members with functional duties receive in addition to the fixed compensation as set by the Board of Directors a variable cash and equity based component of compensation. Such variable compensation is determined by the Compensation Committee during the annual compensation process. All Board compensation is subject to review of Board compensation levels at comparable companies and self-assessment of Board performance.

Compensation to the members of the Group Executive Board is set by the Compensation Committee in accordance with its Charter, based on extensive review of competitor market data as well as individual and company performance. The members of the Group Executive Board receive a part of their compensation in the form of restricted Credit Suisse Group registered shares or restricted equity awards under the Credit Suisse Group Master Share Plan.

Cash component of compensation

The 2003 aggregate cash compensation paid to members of the Board of Directors as a group (eight individuals), was CHF 6.7 million. Accrued non-mandatory pension benefits paid to one Board member amounted to CHF 0.1 million.

The 2003 aggregate cash compensation (salary and variable cash-based compensation components) paid to members of the Group Executive Board as a group (fifteen individuals) was CHF 59.8 million. In addition, these individuals received CHF 4.0 million in accrued non-mandatory pension benefits.

No severance payments were made to members of the Group Executive Board who retired from their functions during the 2003 financial year.

Equity component of compensation

For 2003, members of the Board of Directors as a group (nine individuals) received 125,441 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value. In addition, one individual was granted 61,920 special equity retention awards which are subject to restrictive covenants and forfeiture provisions, and will only vest over a five-year period with the first installment in 2004.

The number of shares or awards received by members of the Group Executive Board as part of the annual compensation cycle is based on a fixed monetary amount approved by the Compensation Committee with the conversion rate of the shares or awards granted being determined by the Compensation Committee on the date of grant. Shares awarded to individuals who are tax resident in Switzerland (non-USA tax payers) are restricted for a period of four years following the grant. Upon termination of employment restricted shares generally become unblocked. Awards granted in other jurisdictions vest at the end of the three-year period following the grant and settle at the end of the fourth year, subject to continued employment and certain other conditions, such as restrictive covenants, and may settle earlier upon termination of employment.

For 2003, members of the Group Executive Board as a group (fourteen individuals) were granted 1,292,560 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value or awards on such shares.

In the first quarter of 2003, members of this group (thirteen individuals) were also granted 1,625,700 special equity retention awards on shares which are subject to restrictive covenants and forfeiture provisions, and which will only vest over a five-year period with the first installment in 2004.

On December 31, 2003, the members of the Board of Directors as a group (nine individuals) held 515,912 Credit Suisse Group registered shares in the aggregate, and members of the Group Executive Board as a group (thirteen individuals) held 5,623,920 shares or awards on such shares in the aggregate.

Option component of compensation

The Group has share option plans under which the Compensation Committee may periodically grant incentive options to employees. No options were granted to members of the Board of Directors or to members of the Group Executive Board in 2003/04 as part of the 2003 compensation process.

As of December 31, 2003, one member of the Board of Directors held the following options on shares granted as part of his prior years compensation:

				Exercise
Year of	Number of		Exchange	price
grant	options	Expiry date	ratio	in CHF

1999	100,000	18.02.09	1-for-1	57.75
2000	100,000	01.03.10	1-for-1	74.00
2001	97,792	25.01.11	1-for-1	84.75
2002	75,000	12.12.12	1-for-1	34.10

All option awards relate to prior year compensation cycle.

As of December 31, 2003, members of the Group Executive Board as a group (thirteen individuals) held the following options on shares granted as part of their prior years compensation:

				Exercise
Year of	Number of		Exchange	price
grant	options	Expiry date	ratio	in CHF

1999	148,000	18.02.09	1-for-1	57.75
2000	396,000	01.03.10	1-for-1	74.00
2001	756,720	25.01.11	1-for-1	84.75
2001 1)	2,624,132	12.07.11	1-for-1	72.38
2001 1)	138,896	01.08.11	1-for-1	73.50
2002	355,306	31.01.12	1-for-1	65.75
2002 1)	487,732	08.04.12	1-for-1	61.85
2002	21,594	03.12.12	1-for-1	34.10
2003	1,029,224	22.01.13	1-for-1	30.60
2003 2)	3,413	09.09.10	1-for-1	50.55

All other option awards relate to prior year compensation cycle.
1) New hire incentive options.
2) Options issued under Option Reduction Program.

Highest total compensation

The 2003 highest paid member of the Board of Directors received CHF 5.0 million in cash and 64,172 restricted Credit Suisse Group registered shares of CHF 1.00 nominal value. In the first quarter of 2003 this individual was also granted 61,920 special equity retention awards on such shares which are subject to restrictive covenants and forfeiture provisions, and which will only vest over a five-year period with the first installment in 2004. No pension benefits were paid.

On December 31, 2003, this individual held 79,937 of Credit Suisse Group registered shares of CHF 1.00 nominal value. No options were granted to this individual as part of his 2003 compensation, nor did he hold any options as of December 31, 2003.

Additional fees and remunerations

No additional fees and remuneration were paid to existing members of the Board of Directors or the Group Executive Board or related parties for services rendered during 2003.

Severance and benefits to former members of the Board of Directors and the Group Executive Board

Based on contractual obligation, and as stated in the prior reporting period, payments in the amount of CHF 2.0 million were made through March 2003, to one former member of the Group Executive Board who retired from his respective function during 2002. No severance payments were made to this individual.

Certain former members of the Board of Directors and the Group Executive Board (six individuals) received benefits in kind in the form of office use, secretarial support, etc.

42 Capital adequacy

The following tables set forth the various components of Credit Suisse Group's consolidated capital, the reconciliation to the regulatory capital and the BIS capital ratios. Calculations are in accordance with the BIS Basel capital accord as well as with the Swiss Federal Banking Commission decree for the capital treatment of the Group's investments in Winterthur, as defined in 2003. The prior year has been restated accordingly.

in CHF m	31.12.03	31.12.02

Shareholders' equity
Reserve for general banking risks	1,739	1,739
Share capital	1,195	1,190
Capital reserve	20,824	20,710
Revaluation reserves for the insurance business	885	1,504
Reserve for own shares	–	1,950
Own shares, net	(498)	–
Retained earnings	7,591	1,423
Minority interests	2,956	2,878

Total shareholders' equity	34,692	31,394

Less: Goodwill, net long position in own shares held by group entities in the banking book, accrued dividend, minority interests in Winterthur, adjustments for participation in Winterthur	(12,405)	(13,781)

Total Tier 1 capital	22,287	17,613

Tier 2 capital
Upper Tier 2	3,497	3,566
Lower Tier 2	10,622	9,772

Total Tier 2 capital	14,119	13,338

Total Tier 3 capital	0	0
Less: Deductions	(3,199)	(2,641)

Total capital	33,207	28,310

	31.12.03	31.12.02

Risk-weighted assets (BIS)	190,761	196,486
Tier 1 capital (in CHF m) 1)	22,287	17,613
Total capital (in CHF m)	33,207	28,311
BIS Tier 1 ratio 1) 2)	11.7%	9.0%
BIS total capital ratio 3)	17.4%	14.4%

1) Tier 1 capital includes non-cumulative perpetual preferred securities of CHF 2.2 bn and CHF 2.2 bn in 2003 and 2002, respectively.
2) Ratio is based on Tier 1 capital divided by BIS risk-weighted assets.
3) Ratio is based on Total capital divided by BIS risk-weighted assets.

In 2003, the Group did not issue any non-cumulative perpetual preferred securities. For a list of redeemable preferred securities issued as of 31.12.03, see note 33.

43 Foreign currency translation rates
			Year-end rate used in		Average rate used in
			the balance sheet		the income statement

in CHF			31.12.03	31.12.02	2003	2002	2001

1	US dollar	(USD)	1.2357	1.3902	1.3500	1.5600	1.6900
1	Euro	(EUR)	1.5590	1.4550	1.5200	1.4700	1.5100
1	British pound sterling	(GBP)	2.2023	2.2357	2.2000	2.3300	2.4300
1	Canadian dollar	(CAD)	0.9569	0.8820	0.9600	1.0000	1.0900
1	Singapore dollar	(SGD)	0.7267	0.8012	0.7700	0.8700	0.9400
1	Hong Kong dollar	(HKD)	0.1592	0.1783	0.1728	0.1995	0.2165
100	Japanese yen	(JPY)	1.1556	1.1722	1.1600	1.2400	1.3900

44 Principal participations

Principal fully consolidated participations as of 31.12.03

% of equity capital held		Company name	Domicile	Currency	Capital in m

Credit Suisse Group			Zurich, Switzerland
100		Credit Suisse	Zurich, Switzerland	CHF	3,114.7
100		Credit Suisse First Boston	Zurich, Switzerland	CHF	4,399.7
100		"Winterthur" Swiss Insurance Company	Winterthur, Switzerland	CHF	260.0
99		Neue Aargauer Bank	Aarau, Switzerland	CHF	136.9
100		Bank Leu AG	Zurich, Switzerland	CHF	200.0
100	1)	Bank Hofmann AG	Zurich, Switzerland	CHF	30.0
88		Clariden Holding AG	Zurich, Switzerland	CHF	8.1
100		BGP Banca di Gestione Patrimoniale S.A.	Lugano, Switzerland	CHF	50.0
100		Credit Suisse Fides	Zurich, Switzerland	CHF	5.0
100		Credit Suisse Trust AG	Zurich, Switzerland	CHF	5.0
100		Credit Suisse Trust Holdings Ltd.	St. Peter Port, Guernsey	GBP	2.0
50		Swisscard AECS AG	Zurich, Switzerland	CHF	0.1
100		Credit Suisse IT Assets AG	Zurich, Switzerland	CHF	2.4
100		Fides Information Services	Zurich, Switzerland	CHF	1.0
100		Credit Suisse Group Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	CHF	0.0
100		Credit Suisse Group Capital (Guernsey) II Ltd.	St. Peter Port, Guernsey	EUR	0.0
100		Credit Suisse Group Capital (Guernsey) III Ltd.	St. Peter Port, Guernsey	GBP	0.0
100		Credit Suisse Group Capital (Guernsey) IV Ltd.	St. Peter Port, Guernsey	CHF	0.0
100		Credit Suisse Group Capital (Guernsey) V Ltd.	St. Peter Port, Guernsey	EUR	0.0
100		Credit Suisse Group Capital (Guernsey) VI Ltd.	St. Peter Port, Guernsey	JPY	0.0
100		Credit Suisse Group Capital (Guernsey) VII Ltd.	St. Peter Port, Guernsey	JPY	0.0
100		Credit Suisse Group Finance (U.S.) Inc.	Wilmington, United States	USD	600.0
100		Credit Suisse Group Finance (Luxembourg) S.A.	Luxembourg, Luxembourg	EUR	0.1
100		CSFB LP Holding	Zug, Switzerland	CHF	0.1
100		CSFB IGP	Zug, Switzerland	CHF	0.1
100		Credit Suisse Group PE Holding AG	Zug, Switzerland	CHF	12.0
100	2)	Credit Suisse First Boston International	London, United Kingdom	USD	682.3
100	3)	Credit Suisse (Luxembourg) S.A.	Luxembourg, Luxembourg	CHF	43.0
88		Hotel Savoy Baur en Ville	Zurich, Switzerland	CHF	7.5
100		Wincasa	Winterthur, Switzerland	CHF	1.5

1) 33.33% held by Credit Suisse.
2) 80.00% held directly and indirectly by Credit Suisse First Boston.
3) 58.19% held by Credit Suisse.

Credit Suisse			Zurich, Switzerland
95	1)	City Bank	Zurich, Switzerland	CHF	7.5
100		Credit Suisse Fleetmanagement	Zurich, Switzerland	CHF	7.0
96		Innoventure Capital AG	Zurich, Switzerland	CHF	10.0
100		WECO Inkasso AG	Zurich, Switzerland	CHF	0.5
100		Credit Suisse Private Advisors	Zurich, Switzerland	CHF	15.0
100		ABZ Finanz- und Beteiligungsgesellschaft AG	Zug, Switzerland	CHF	4.0
100		Credit Suisse (UK) Ltd.	London, United Kingdom	GBP	36.5
100		Credit Suisse (Guernsey) Ltd.	St. Peter Port, Guernsey	GBP	4.0
100		Credit Suisse (Gibraltar) Ltd.	Marina Bay, Gibraltar	GBP	5.0
100		Credit Suisse (Bahamas) Ltd.	Nassau, Bahamas	USD	12.0
99		Credit Suisse Hottinguer S.A.	Paris, France	EUR	52.9
100		Credit Suisse (Deutschland) Aktiengesellschaft	Frankfurt, Germany	EUR	60.0
99		Credit Suisse (Italy) S.p.A.	Milan, Italy	EUR	69.7
100		Credit Suisse Gestion S.G.I.I.C., S.A.	Madrid, Spain	EUR	5.9
100		Credit Suisse Asesoramiento y Servicios, S.A.	Madrid, Spain	EUR	0.1
100		Credit Suisse Investment Consulting (Taiwan) Ltd.	Taipei, Taiwan	TWD	30.0

1) 97 % voting rights.

44 Principal participations (continued)

100		Credit Suisse (Monaco) S.A.M.	Monte Carlo, Monaco	EUR	12.0
100		Credit Suisse Securities Ltd.	London, United Kingdom	GBP	10.0
100		Swiss American Corporation	New York, United States	USD	38.9
100		JOHIM (Holdings) Ltd.	London, United Kingdom	GBP	0.0
100		General de Valores y Cambios, S.V.B., S.A. (GVC)	Barcelona, Spain	EUR	5.4
100		Titval Product, S.L.	Barcelona, Spain	EUR	12.4
100		Frye-Louis Capital Management Holding Co., Inc.	Wilmington, United States	USD	12.1
60	1)	Swiss Egyptian Portfolio Management	Cairo, Egypt	EGP	6.0
100		Credit Suisse International Services Ltd.	St. Peter Port, Guernsey	USD	0.0
100		CSPB Non-Traditional Investments Ltd.	Nassau, Bahamas	USD	0.1
100		Pearl Investment Management Ltd.	Nassau, Bahamas	CHF	0.1
99		Credit Suisse Consultoría de Investimentos Ltda	Sao Paolo, Brazil	BRA	8.7
100		Credit Suisse (France) Holding SA	Paris, France	EUR	8.6

1) 75 % voting rights.

Credit Suisse First Boston			Zurich, Switzerland
100		AJP Cayman Ltd.	George Town, Cayman Islands	USD	0.0
100		Banco de Investimentos Credit Suisse First Boston SA	Sao Paulo, Brazil	BRL	164.8
99		ZAO Bank Credit Suisse First Boston	Moscow, Russia	USD	37.8
100		Credit Suisse First Boston Australia Equities Ltd.	Sydney, Australia	AUD	13.0
100		Credit Suisse First Boston (Bahamas) Ltd.	Nassau, Bahamas	USD	16.9
100		Credit Suisse First Boston (Cayman) Ltd.	George Town, Cayman Islands	USD	0.0
100		Credit Suisse First Boston (Cyprus) Ltd.	Limassol, Cyprus	USD	95.0
100		Credit Suisse First Boston (Europe) Ltd.	London, United Kingdom	USD	27.3
100		Credit Suisse First Boston (Hong Kong) Ltd.	Hong Kong, China	HKD	381.1
75		Credit Suisse First Boston (India) Securities Private Ltd.	Mumbai, India	INR	979.8
100		Credit Suisse First Boston (Singapore) Ltd.	Singapore, Singapore	SGD	163.7
100		Credit Suisse First Boston (USA), Inc.	New York, United States	USD	0.0
100		Credit Suisse First Boston Australia Ltd.	Sydney, Australia	AUD	34.1
100		Credit Suisse First Boston Australia Securities Ltd.	Sydney, Australia	AUD	38.4
100		Credit Suisse First Boston Canada Inc.	Toronto, Canada	CAD	157.3
100		Credit Suisse First Boston Capital LLC	New York, United States	USD	177.6
100		Credit Suisse First Boston Capital (Guernsey) I Ltd.	St. Peter Port, Guernsey	USD	0.0
100		Credit Suisse First Boston Capital (Guernsey) II Ltd.	St. Peter Port, Guernsey	EUR	0.0
100		Credit Suisse First Boston Capital (Guernsey) III Ltd.	St. Peter Port, Guernsey	GBP	0.0
100		Credit Suisse First Boston Capital (Guernsey) IV Ltd.	St. Peter Port, Guernsey	CHF	0.0
100		Credit Suisse First Boston LLC	New York, United States	USD	4,616.5
100		Credit Suisse First Boston Equities Ltd.	London, United Kingdom	GBP	15.0
100		Credit Suisse First Boston Investments (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	300.0
100		Credit Suisse First Boston Management LLC	New York, United States	USD	897.0
100		Credit Suisse First Boston Securities (Japan) Ltd.	Hong Kong, China	USD	645.0
100		Credit Suisse Asset Management (Australia) Limited	Sydney, Australia	AUD	0.3
100		Credit Suisse Asset Management (Deutschland) GmbH	Frankfurt, Germany	EUR	2.6
100		Credit Suisse Asset Management (France) SA	Paris, France	EUR	60.2
100		Credit Suisse Asset Management (UK) Holding Limited	London, United Kingdom	GBP	16.0
100		Credit Suisse Asset Management Holding Corp.	New York, United States	USD	0.0
100		Credit Suisse Asset Management, LLC	New York, United States	USD	538.2
100		Credit Suisse Asset Management Ltd.	London, United Kingdom	GBP	0.0
100		Credit Suisse Asset Management SIM S.p.A.	Milan, Italy	EUR	7.0
100		Credit Suisse Trust and Banking Co., Ltd	Tokyo, Japan	JPY	9,000.0
100		Credit Suisse Asset Management International Holding	Zurich, Switzerland	CHF	20.0
100		Credit Suisse First Boston (International) Holding AG	Zug, Switzerland	CHF	37.5

44 Principal participations (continued)
100		Credit Suisse First Boston (Latam Holdings) LLC	George Town, Cayman Islands	USD	23.8
100		Credit Suisse First Boston Australia (Finance) Ltd.	Sydney, Australia	AUD	10.0
100		Credit Suisse First Boston Australia (Holdings) Ltd.	Sydney, Australia	AUD	42.0
100		Credit Suisse First Boston Finance (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2
100		Credit Suisse First Boston Finance (US) LLC	Wilmington, United States	USD	0.0
100		Credit Suisse First Boston Finance BV	Amsterdam, The Netherlands	EUR	0.0
100		Credit Suisse First Boston International (Guernsey) Ltd.	St. Peter Port, Guernsey	USD	0.2
100	1)	Credit Suisse First Boston, Inc.	New York, United States	USD	187.1
100		Credit Suisse Asset Management Funds	Zurich, Switzerland	CHF	7.0
100		Credit Suisse Bond Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Equity Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Money Market Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Credit Suisse Portfolio Fund Management Company	Luxembourg, Luxembourg	CHF	0.3
100		Column Financial, Inc.	New York, United States	USD	0.0
100		Column Guaranteed LLC	New York, United States	USD	34.8
100		Credit Suisse First Boston Mortgage Capital LLC	New York, United States	USD	357.0
100		DLJ Mortgage Capital, Inc.	New York, United States	USD	0.0
100		GTN Global Properties Holding Ltd.	Limassol, Cyprus	USD	0.0

1) 43% of voting rights held by Credit Suisse Group.

"Winterthur" Swiss Insurance Company			Winterthur, Switzerland
100		Wincare Zusatzversicherungen	Winterthur, Switzerland	CHF	8.0
100		Winterthur Life	Winterthur, Switzerland	CHF	175.0
67		Winterthur-ARAG Legal Assistance	Winterthur, Switzerland	CHF	9.0
100		Credit Suisse Life & Pensions AG	Vaduz, Liechtenstein	CHF	15.0
100		Winterthur Beteiligungsgesellschaft m.b.H.	Wiesbaden, Germany	EUR	0.3
100		WinCom Versicherungs-Holding AG	Wiesbaden, Germany	EUR	52.5
71		DBV-Winterthur Holding	Wiesbaden, Germany	EUR	87.2
100		Credit Suisse Leasing Deutschland GmbH	Wiesbaden, Germany	EUR	0.0
100		Medvantis Holding	Wiesbaden, Germany	EUR	6.2
100		Winterthur Insurance Health & Accident	Wiesbaden, Germany	EUR	0.1
100		Hispanowin S.A.	Barcelona, Spain	EUR	97.8
100		Winterthur Inmuebles 2	Barcelona, Spain	EUR	55.9
100		Winterthur Seguros Generales	Barcelona, Spain	EUR	48.7
100		Winterthur Inmuebles	Barcelona, Spain	EUR	56.8
100		Winterthur Ibérica	Barcelona, Spain	EUR	26.6
100		Winterthur Vida Sociedad Anónima de Seguros y Reaseguros	Barcelona, Spain	EUR	53.0
100		WINVALOR Agencia de Valores	Barcelona, Spain	EUR	0.9
100		Winterthur Salud de Seguros	Barcelona, Spain	EUR	6.9
100		Winterthur Pensiones	Barcelona, Spain	EUR	9.0
100		Webinsurance S.L.	Barcelona, Spain	EUR	0.1
96		Winterthur-Europe Assurances	Brussels, Begium	EUR	200.0
100		Les Assureur Réunis	Brussels, Begium	EUR	4.2
100		Touring Assurances	Brussels, Begium	EUR	9.2
100		I.S.C.C. International Service Call Centre	Brussels, Begium	EUR	3.6
60		Jean Verheyen	Brussels, Begium	EUR	0.1
100		Credit Suisse Life & Pensions	Luxembourg, Luxembourg	EUR	12.8
100		Winterthur-Europe Vie	Luxembourg, Luxembourg	EUR	8.7
100		Winterthur (UK) Holdings	London, United Kingdom	GBP	200.0
100		Winterthur UK Financial Services Group Ltd.	Basingstoke, United Kingdom	GBP	0.0
100		Capital.e. Ltd.	St. Peter Port, Guernsey	CHF	4.4
100		Vitur PCC Ltd	St. Peter Port, Guernsey	CHF	115.0
94		Win Alternative Investment Fund	St. Peter Port, Guernsey	USD	31.6
100		Credit Suisse Life & Pensions Management GmbH	Vienna, Austria	EUR	0.0
100		Rhodia Assurances	Lyon, France	EUR	13.0

44 Principal participations (continued)
65		Credit Suisse Life & Pensions Pojistovna A.S.	Prague, Czech Republic	CZK	374.0
80		Credit Suisse Life & Pensions Penzijní fond a.s.	Prague, Czech Republic	CZK	142.2
100		Credit Suisse Life & Pensions Poistovna, a.s.	Bratislava, Slovak Republic	SKK	135.0
51		Credit Suisse Life & Pensions Slovensko, a.s.	Bratislava, Slovak Republic	SKK	473.0
65		Credit Suisse Life & Pensions Péntàrszolgàltato Rt.	Budapest, Hungary	HUF	701.0
65		Credit Suisse Life & Pensions, Biztosito Rt.	Budapest, Hungary	HUF	3,604.0
100		Winterthur Towarzystwo Ubezpieczeniowe S.A.	Warsaw, Poland	PLN	40.0
65		CS Life & Pensions Zycie Towarzystwo Ubezpieczeniowe S.A.	Warsaw, Poland	PLN	135.0
70		CS Life & Pensions Powszechne Towarzystwo Emerytalne S.A.	Warsaw, Poland	PLN	105.0
100		Winterthur U.S. Holdings	Wilmington, United States	USD	0.0
100		General Casualty	Sun Prairie, United States	USD	3.0
100		Southern Guaranty	Montgomery, United States	USD	2.0
100		Unigard Incorporated	Bellevue, United States	USD	22.1
100		Winterthur Canada Financial	Toronto, Canada	CAD	0.0
100		The Citadel General	Toronto, Canada	CAD	36.4
100		L'Unique	Québec City, Canada	CAD	7.0
100		Winterthur Holdings Australia	Sydney, Australia	AUD	23.2
52		Winterthur Insurance (Asia)	Hong Kong, China	HKD	176.6
100		Winterthur Insurance Services Asia Ltd.	Hong Kong, China	HKD	38.8
60		Credit Suisse Life & Pensions Indonesia	Jakarta, Indonesia	IDR	44,500.0
100		Credit Suisse Life Insurance Co. Ltd.	Tokyo, Japan	JPY	18,860.0
100		Credit Suisse Life & Pensions (Bermuda) Ltd.	Hamilton, Bermuda	USD	0.3
100		Harrington International Insurance Ltd.	Hamilton, Bermuda	USD	70.0
100		Winterthur Atlantic Ltd.	Hamilton, Bermuda	GBP	0.1
100		Winterthur Capital Ltd.	Hamilton, Bermuda	EUR	0.0
100		Winterthur Integra, Ltd	Hamilton, Bermuda	USD	0.1
100		Winterthur Swiss Insurance Ltd. (Macau)	Macau, Macau	HKD	20.0
82		Winterthur Alternative Investment Strategies Limited	George Town, Cayman Islands	USD	160.0
100		SRS Holdings Ltd.	George Town, Cayman Islands	USD	54.7

44 Principal participations (continued)

Principal participations as of 31.12.03, valued according to the equity method
			Capital	Equity interest
Company name	Domicile	Currency	in m	in %

Inreska Ltd.	St. Peter Port, Guernsey	GBP	3.0	100.0
Capital Union	Dubai, United Arab Emirates	USD	50.0	26.0
SECB Swiss Euro Clearing Bank GmbH	Frankfurt, Germany	EUR	9.2	25.0
Sauber Holding AG	Vaduz, Liechtenstein	CHF	2.0	63.2	1)
SIS Swiss Financial Services Group AG	Zurich, Switzerland	CHF	26.0	22.3
Telekurs Holding AG	Zurich, Switzerland	CHF	45.0	21.1
Expertisa AG	Winterthur, Switzerland	CHF	0.2	100.0
P & S Immobiliengesellschaft AG	Winterthur, Switzerland	CHF	13.0	46.2
Swiss Prime Site AG	Olten, Switzerland	CHF	773.1	23.4
Technopark Immobilien AG	Zurich, Switzerland	CHF	40.0	33.3
Wincare Versicherungen	Winterthur, Switzerland	CHF	0.1	100.0
Winterthur Financial Services AG	Winterthur, Switzerland	CHF	0.5	100.0
Zentrum Regensdorf AG	Regensdorf, Switzerland	CHF	4.5	50.0
Zürcher Freilager AG	Zurich, Switzerland	CHF	4.0	36.2
Allgemeine Hypothekenbank Rheinboden AG	Frankfurt, Germany	EUR	100.3	10.4
Winterthur Fund Management Co.	Luxembourg, Luxembourg	EUR	0.1	100.0
Bahosa	Barcelona, Spain	EUR	15.2	10.0
Credit Suisse Privilege Limited	Hong Kong, China	HKD	0.1	100.0

1) Voting rights 33.18%.

Principal participations as of 31.12.03, valued at cost
			Capital	Equity interest
Company name	Domicile	Currency	in m	in %

Pfandbriefbank Schweizerischer Hypothekarinstitute	Zurich, Switzerland	CHF	300.0	19.2
TORNOS Holding SA	Moutier, Switzerland	CHF	115.0	25.2
Euro-Clear Clearance System Ltd.	London, United Kingdom	EUR	3.0	4.0
Madison Square Company LLC	New York, United States	USD	137.1	39.2
Credit Suisse First Boston Praedium IV Fund, L.P.	New York, United States	USD	32.3	28.7

45 Assets under management 1)

in CHF bn	31.12.03

Assets in own-managed funds	225.6
Assets with discretionary mandate	364.2
Other assets under management	609.6

Total assets under management (including double counting)	1,199.4

of which double counting 2)	129.4

Additional information
Assets under management from the insurance business included in assets in own-managed funds and assets with discretionary mandate	139.1

in CHF bn	2003

Net new assets 3)	4.8

1) Assets under management are stated according to the guidelines of the accounting regulations of the Swiss Federal Banking Commission (SFBC Newsletter No. 29 on the disclosure of assets under management).
2) Double counting consists of own-managed funds included in assets with discretionary mandate or in other assets under management.
3) Credit Suisse Asset Management only includes net new assets on assets in own-managed funds and assets with discretionary mandate.

REPORT OF THE GROUP AUDITORS

Report of the Group auditors to the Annual General Meeting of Credit Suisse Group, Zurich

As auditors of the Group we have audited the consolidated financial statements (income statement, balance sheet, statement of cash flows and notes) of Credit Suisse Group for the year ended December 31, 2003.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. These standards require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the statement of cash flows based on Swiss Accounting Rules for Banks and Swiss GAAP FER for the insurance business of the Group, which are explained in the notes to the consolidated financial statements, and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, March 25, 2004

PARENT COMPANY FINANCIAL STATEMENTS

		Page

Financial statements

Income statement		156
Balance sheet before appropriation of retained earnings		157

Notes to the parent company financial statements
1	Contingent liabilities	158
2	Balance sheet assets with retention of title to secure own obligations	158
3	Off-balance sheet obligations relating to leasing contracts	158
4	Fire insurance value of tangible fixed assets	158
5	Liabilities relating to pension plans and other retirement benefit obligations	158
6	Bonds issued	158
7	Principal participations	158
8	Release of undisclosed reserves	159
9	Revaluation of long-term assets to higher than cost	159
10	Own shares held by the company and by Group companies	159
11	Share capital, conditional and authorized capital of Credit Suisse Group	160
	Report of the Capital Increase Auditors to the Board of Directors of
	Credit Suisse Group on conditional capital increase	161
12	Significant shareholders	162
13	Legal reserves	162
14	Provisions	162

Proposals to the Annual General Meeting		163

Report of the Statutory Auditors		164

Income statement
				Change
in CHF 1,000	2003	2002	Change	in %

Income
Interest income and income from securities	257,677	1,623,833	(1,366,156)	(84)
Income from investments in Group companies	1,589,525	1,820,165	(230,640)	(13)
Other income	313,067	335,058	(21,991)	(7)

Total income	2,160,269	3,779,056	(1,618,787)	(43)

Expenses
Interest expenses	470,589	471,088	(499)	(0)
Personnel expenses and directors' emoluments	58,688	105,579	(46,891)	(44)
Other expenses	227,878	133,920	93,958	70
Depreciation, write-offs and provisions	102,197	851,120	(748,923)	(88)
Taxes	19,783	(2,423)	22,206	-

Total expenses	879,135	1,559,284	(680,149)	(44)

Net profit	1,281,134	2,219,772	(938,638)	(42)

Balance sheet before appropriation of retained earnings
					Change
in CHF 1,000	Notes	31.12.03	31.12.02	Change	in %

Assets
Investments in Group companies	7	34,108,216	34,297,025	(188,809)	(1)
Long-term loans to Group companies		5,344,224	4,327,318	1,016,906	23
Securities		791,822	655,359	136,463	21

Long-term assets		40,244,262	39,279,702	964,560	2

Liquid assets held at third parties		60	19	41	216
Liquid assets held at Group companies		2,231,048	2,638,722	(407,674)	(15)
Securities		390,589	604,590	(214,001)	(35)
Other receivables from third parties		6,282	4,148	2,134	51
Other receivables from Group companies		–	3,239	(3,239)	(100)
Accrued income and prepaid expenses		493,692	976,427	(482,735)	(49)

Current assets		3,121,671	4,227,145	(1,105,474)	(26)

Total assets		43,365,933	43,506,847	(140,914)	(0)

Shareholders' equity and liabilities
Share capital	11	1,195,006	1,189,892	5,114	0
Legal reserve	13	13,101,439	13,081,244	20,195	0
Reserve for own shares	10	1,950,228	1,950,228	0	0
Free reserves		14,540,000	14,540,000	0	0
Retained earnings:
retained earnings brought forward		2,105,515	4,732	2,100,783	-
net profit		1,281,134	2,219,772	(938,638)	(42)

Shareholders' equity		34,173,322	32,985,868	1,187,454	4

Bonds	6	2,800,000	3,400,000	(600,000)	(18)
Long-term loans from Group companies		3,726,924	4,398,712	(671,788)	(15)
Provisions	14	344,548	579,017	(234,469)	(40)

Long-term liabilities		6,871,472	8,377,729	(1,506,257)	(18)

Payables to third parties		606,401	257,338	349,063	136
Payables to Group companies		1,343,306	1,055,282	288,024	27
Accrued expenses and deferred income		371,432	830,630	(459,198)	(55)

Current liabilities		2,321,139	2,143,250	177,889	8

Total liabilities		9,192,611	10,520,979	(1,328,368)	(13)

Total shareholders' equity and liabilities		43,365,933	43,506,847	(140,914)	(0)

NOTES TO THE PARENT COMPANY FINANCIAL STATEMENTS

1 Contingent liabilities
in CHF 1,000	31.12.03	31.12.02

Aggregate indemnity liabilities, guarantees and other contingent liabilities (net of exposures recorded as liabilities)	12,082,625	13,472,902
of which have been entered into on behalf of subsidiaries	12,060,043	13,302,902

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse Group, and thus carries joint liability to the Swiss federal tax authority for value-added tax debts of the entire Group.

2 Balance sheet assets with retention of title to secure own obligations
There are no such assets.

3 Off-balance sheet obligations relating to leasing contracts
There are no such obligations.

4 Fire insurance value of tangible fixed assets
There are no such assets.

5 Liabilities relating to pension plans and other retirement benefit obligations
There are no such liabilities.

6 Bonds issued

in CHF m	Interest rate	Year of issue / maturity date	31.12.03	31.12.02

Bonds (subordinated)	6.000%	1994 – 15.12.03	-	250
Bonds	4.000%	1997 – 31.10.06	800	800
Bonds	4.000%	1997 – 23.05.07	1,000	1,000
Bonds	3.500%	1998 – 15.09.08	500	500
Bonds	3.500%	1999 – 02.07.09	500	500
Bonds	4.125%	2000 – 04.10.04	600	600

Bonds with a maturity of less than one year are recorded as payables to third parties.

7 Principal participations
The company's principal participations are shown in the notes to the consolidated financial statements.

8 Release of undisclosed reserves
No significant undisclosed reserves were released.

9 Revaluation of long-term assets to higher than cost
There was no such revaluation.

10 Own shares held by the company and by Group companies

	2003		2002

	Share equivalents	in CHF 1,000	Share equivalents	in CHF 1,000

At beginning of financial year
Physical holdings 1)	73,833,716	2,215,014	75,886,576	5,367,211
Holdings, net of pending obligations	1,642,786	49,286	10,955,662	770,103
At end of financial year
Physical holdings 1)	64,642,966	2,902,339	73,833,716	2,215,014
Holdings, net of pending obligations	1,553,403	70,291	1,642,786	49,286

1) Representing 5.4%, 6.2% and 6.3% of issued shares as of 31.12.03, 31.12.02 and 31.12.01, respectively.

11 Share capital, conditional and authorized capital of Credit Suisse Group

		No. of	Par value	No. of	Par value
		registered shares	in CHF	registered shares	in CHF

Share capital as of December 31, 2002				1,189,891,720	1,189,891,720

Conditional capital
Warrants and convertible bonds
AGM of May 31, 2002		50,000,000	50,000,000
Securities converted December 23 – December 31, 2002		–	–
Securities converted January 1 – December 31, 2003		–	–	–	–
Remaining capital	1)	50,000,000	50,000,000
Warrants and convertible bonds
AGM of April 25, 2003		50,000,000	50,000,000
Remaining capital		50,000,000	50,000,000
Staff shares
AGM of May 31, 2002		117,200,000	117,200,000
Subscriptions exercised January 1 – December 31, 2002		–	–
Subscriptions exercised January 1 – December 31, 2003		(4,739,574)	(4,739,574)	4,739,574	4,739,574
Remaining capital	2)	112,460,426	112,460,426
Staff shares (Donaldson, Lufkin & Jenrette option programs)
AGM of May 31, 2002		19,076,749	19,076,749
Subscriptions exercised January 1 – December 31, 2002		(361,209)	(361,209)
Subscriptions exercised January 1 – December 31, 2003		(374,620)	(374,620)	374,620	374,620
Remaining capital		18,340,920	18,340,920

Authorized capital
Acquisitions of companies/participations
AGM of May 31, 2002		45,480,000	45,480,000
AGM of April 25, 2003 (lapsed)		(45,480,000)	(45,480,000)
AGM of April 25, 2003		45,480,000	45,480,000
Remaining capital		45,480,000	45,480,000

Share capital as of December 31, 2003				1,195,005,914	1,195,005,914

1) 40,413,838 shares are reserved for the Mandatory Convertible Securities issued by Credit Suisse Group Finance (Guernsey) Ltd. on 23.12.02.
2) As of 10.02.04 65,935,013 shares are reserved for rights issued to the management and staff.

Report of the Capital Increase Auditors to the Board

of Directors of Credit Suisse Group on conditional

capital increases

We have examined the issuance of shares for the period from January 1, 2003 to December 31, 2003 in accordance with the resolution passed by the Annual General Meeting of Shareholders of September 29, 2000 in accordance with Swiss law and the Company’s Articles of Association.

It is the responsibility of the Board of Directors to execute the issuance of new shares in accordance with the Company’s Articles of Association. Our responsibility is to examine whether the issuance of new shares was done in accordance with Swiss law, the Company’s Articles of Association, regulations and contracts. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our examination was conducted in accordance with the auditing standards promulgated by the Swiss profession, which require that our examination be planned and performed to obtain reasonable assurance about whether the issuance of new shares is free from material errors. We have performed the audit procedures required in the circumstances and are of the opinion that they form a reasonable basis for our opinion.

In our opinion the issuance of 5,114,194 registered shares is in agreement with Swiss law, the Company’s Articles of Association, regulations and contracts.

KPMG Klynveld Peat Marwick Goerdeler SA

Zurich, January 28, 2004

12 Significant shareholders
As of December 31, 2003 Credit Suisse Group has no shareholders and groups of shareholders, whose participation exceed 5% of all voting rights. With respect to own shares refer to note 10 to the financial statements.

13 Legal reserves
The change in legal reserves compared to December 31, 2002 equals the capital surplus of CHF 20.4 m received for newly issued shares, less issuing costs of CHF 0.2 m.

14 Provisions
This item includes general provisions of CHF 311 m.

PROPOSALS TO THE ANNUAL GENERAL MEETING

Proposed appropriation of retained earnings
in CHF

Retained earnings brought forward	2,105,515,092
Net profit	1,281,134,090

Retained earnings available for appropriation	3,386,649,182

To be carried forward	3,386,649,182

Total	3,386,649,182

Proposed par value reduction
Instead of distributing a dividend, the Board of Directors proposes a par value reduction of CHF 0.50 per registered share, reducing the nominal value from CHF 1.00 to CHF 0.50. Shareholders holding Credit Suisse Group shares as of July 9, 2004 are eligible to receive the par value reduction. The cash payment will be made on July 12, 2004.

On behalf of the Board of Directors:
The Chairman: Walter B. Kielholz

The Executive Board:
Oswald J. Grübel, John J. Mack, Walter Berchtold, Brady W. Dougan, Brian D. Finn, Leonhard H. Fischer, David P. Frick,
Ulrich Körner, Philip K. Ryan, Richard E. Thornburgh, Stephen R. Volk, Alex W. Widmer, Barbara A. Yastine

Zurich, February 10, 2004

REPORT OF THE STATUTORY AUDITORS

Report of the Statutory Auditors to the

Annual General Meeting of Credit Suisse Group, Zurich

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes) of Credit Suisse Group for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company’s Articles of Association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Brendan R. Nelson Peter Hanimann

Chartered Accountant Certified Accountant

Auditors in Charge

Zurich, February 10, 2004

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

Share data
	31.12.03		31.12.02	31.12.01	31.12.00	31.12.99

Shares issued	1,195,005,914		1,189,891,720	1,196,609,811	1,201,751,960	1,088,825,952
To be issued upon conversion of MCS 1)	40,413,838		40,413,838	–	–	–
Shares repurchased 2)	–		–	(7,730,000)	–	–
Own shares, net 3)	(21,220,018)		–	–	–	–

Shares outstanding	1,214,199,734		1,230,305,558	1,188,879,811	1,201,751,960	1,088,825,952

Weighted-average shares outstanding 4)	1,209,297,290		1,190,206,207	1,194,090,788	1,111,100,088	1,085,243,040

1) Maximum number of shares in connection with Mandatory Convertible Securities issued by Credit Suisse Group Finance (Guernsey) Ltd.
2) Shares cancelled on 09.08.02, as previously approved by the Annual General Meeting.
3) Reflects applied mandatory changes in Swiss Federal Banking Commission guidelines.
4) Adjusted for weighted average shares repurchased.

Market capitalization
	2003		2002	2001	2000	1999

Year-end, in CHF m	54,943		36,909	84,173	92,535	86,153
Change in %	48.9		(56.2)	(9.0)	7.4	48.9
As a % of SMI (at year-end)	7.3		6.2	9.3	8.7	9.9

Share price
in CHF	2003		2002	2001	2000	1999

At year-end	45.25		30.00	70.80	77.00	79.13
High (closing price)	48.70		73.60	87.00	97.13	79.13
Low (closing price)	20.70		20.60	44.80	73.25	53.00

Per share information
in CHF	2003		2002	2001	2000	1999

Book value	26.1		23.2	29.9	34.1	27.1
Gross operating profit	6.1		3.8	7.4	10.9	7.2
Dividend / repayment of capital	0.5	1)	0.1	2.0	2.0	1.8

Basic earnings per share	4.13		(2.78)	1.33	5.21	3.92
Diluted earnings per share	4.03		(2.78)	1.32	5.19	3.89

Price/earnings ratio	11.0		(10.8)	53.2	14.8	20.2
Price/book value ratio	1.7		1.3	2.4	2.3	2.9

1) Proposal of the Board of Directors to the Annual General Meeting on 30.04.04.

Trading volume on Swiss Exchange (SWX)
		2003	2002	2001	2000	1999

in CHF m	Total per year	76,702	95,455	115,487	108,361	88,107
	Daily average	306.0	377.3	461.9	431.7	346.9
in 1,000 units	Total per year	2,094,168	2,222,370	1,603,663	1,335,344	1,301,988
	Daily average	8,376.1	8,784.1	6,414.7	5,320.0	5,126.0

Consolidated income statement
in CHF m	2003	2002	2001		2000		1999

Net interest income	7,424	8,036	6,751		5,313		5,338
Net commission and service fee income	11,940	15,334	18,115		16,596		10,856
Net trading income	2,515	2,254	8,913		8,791		6,578
Net income from the insurance business	4,621	3,312	6,300		6,166		4,166
Other ordinary income/(expenses), net	(178)	(898)	(925)		365		(294)

Operating income	26,322	28,038	39,154		37,231		26,644

Personnel expenses	13,630	16,910	21,890		18,503		13,554
Other operating expenses	5,271	6,619	8,394		6,645		5,227

Operating expenses	18,901	23,529	30,284		25,148		18,781

Gross operating profit	7,421	4,509	8,870		12,083		7,863

Depreciation, valuation adjustments and losses	3,935	8,102	6,341		3,021		2,631

Profit/(loss) before extraordinary items, cumulative effect of change in accounting principle and taxes	3,486	(3,593)	2,529		9,062		5,232

Extraordinary income	2,047	746	52		105		93
Extraordinary expenses	(575)	(403)	(281)		(1,796)		(152)
Cumulative effect of change in accounting principle	319	520	–		–		–
Taxes	(154)	(596)	(486)		(1,349)		(855)

Net profit/(loss) before minority interests	5,123	(3,326)	1,814		6,022		4,318

Minority interests	(124)	17	(227)		(237)		(68)

Net profit/(loss)	4,999	(3,309)	1,587		5,785		4,250

Return on equity
in %	2003	2002	2001		2000		1999

Return on equity	16.6	(10.0)	4.1		17.7		15.6

Consolidated balance sheet
in CHF m	31.12.03	31.12.02	31.12.01		31.12.00		31.12.99

Total assets	962,164	955,656	1,022,513		987,433		729,022
Shareholders' equity	34,692	31,394	38,921		43,522		30,683
Minority interests in shareholders' equity	2,956	2,878	3,121		2,571		1,154

Capital data/ratios
	31.12.03	31.12.02	31.12.01	1)	31.12.00	1)	31.12.99	1)

BIS risk-weighted assets in CHF m	190,761	196,486	222,874		239,465		209,870
BIS Tier 1 ratio in %	11.7	9.0	9.5		11.3		11.8
BIS total capital ratio in %	17.4	14.4	15.7		18.2		17.8

1) In cooperation with the Swiss Federal Banking Commission, the capital treatment of the Group’s investment in Winterthur has been revised for 2003 and 2002. Previously published comparative figures have not been restated.

Assets under management
in CHF bn	31.12.03	31.12.02	31.12.01		31.12.00		31.12.99

Total assets under management	1,199.4	1,160.0	1,430.6		1,392.0		1,132.7

Number of employees (full-time equivalents)
		31.12.03	31.12.02	31.12.01	31.12.00	31.12.99

Switzerland	banking	19,661	21,270	21,794	21,454	20,885
	insurance	6,426	7,063	6,849	6,781	6,569
Outside Switzerland	banking	20,310	25,057	28,415	30,666	17,249
	insurance	14,440	25,067	23,103	21,637	19,260
Total employees Credit Suisse Group		60,837	78,457	80,161	80,538	63,963

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE

Introduction

Credit Suisse Group is strongly committed to ensuring compliance with internationally accepted high standards of corporate governance to safeguard the interests of all of its stakeholders. The Group acknowledges that good corporate governance helps stakeholders to better assess the quality of the company and its management and supports investors in their investment decisions.

Credit Suisse Group adheres to the principles stipulated in the Swiss Code of Best Practice and, as a company listed on the SWX Swiss Exchange, is also subject to the SWX Directive Governing the Disclosure of Information on Corporate Governance, which became effective on July 1, 2002 and was therefore applicable for the first time for the 2002 Annual Report. The Group was pleased to receive an excellent assessment of the quality of its corporate governance and the disclosure efforts in studies conducted by independent parties and it will continue diligently to try to align the interests of all stakeholders to the greatest possible extent by continuously improving management practices and maintaining its commitment to deliver superior value to its clients and shareholders and to act as a socially responsible member of the community.

Since 2001, Credit Suisse Group’s shares, in the form of American Depositary Shares, have been listed on the New York Stock Exchange, or NYSE. Recent legislation passed in the United States such as the Sarbanes-Oxley Act of 2002 therefore applies to Credit Suisse Group. Moreover, the NYSE has recently finalized rules relating to good corporate governance. While many of these rules are not technically applicable to foreign private issuers such as Credit Suisse Group, the Group nevertheless strives to adopt many of these principles in its own corporate governance standards.

The governance of a company is subject to changes and adaptation to internal and external factors. Therefore, corporate governance may be derived from a number of different governing documents. To facilitate an understanding and to summarize the most important elements of Credit Suisse Group’s corporate governance, the Board of Directors of Credit Suisse Group has adopted the Corporate Governance Guidelines . These guidelines create the basis for a sound corporate governance framework and refer to other documents, which regulate certain governance aspects in more detail. Other key documents in the area of corporate governance include:
  Credit Suisse Group’s Articles of Association, which define the business purpose and basic organizational framework;
  Credit Suisse Group’s Internal Regulations Governing the Conduct of Business, which define the responsibilities and authorities of the various bodies within Credit Suisse Group as well as the reporting procedures;
  Credit Suisse Group’s Board of Directors Committee Charters, which define the duties and responsibilities of each committee; and
  Credit Suisse Group’s Code of Conduct, which lists 12 core ethical and performance values. The Code of Conduct is a form of voluntary self-regulation, with which all Credit Suisse Group companies and their employees must comply. It was first established in 1999 as an effort to ensure that all employees worldwide share a common set of values across the organization and to guide the Group’s efforts to inspire and maintain the trust and confidence of all its stakeholders. The Code has been recently updated to provide greater clarity and to further define its existing principles and make it compliant with the new requirements of the Sarbanes-Oxley Act and the NYSE corporate governance rules. In particular, the Code of Conduct was expanded to include provisions on ethics for the Group’s Co-Chief Executive Officers and senior financial officers as required by the Sarbanes-Oxley Act. The Group will disclose information relating to any amendments of such provisions or waivers granted to such persons under the Code of Conduct on its website.

Company

Credit Suisse Group has established two business units, Credit Suisse Financial Services and Credit Suisse First Boston. For details of the principal areas of activity of each business unit please refer to “Information on the Company”. A detailed review of the respective business unit results and activities in 2003 can be found in the section “Operating and Financial Review”. A list of the principal fully consolidated subsidiaries of Credit Suisse Group and the principal participations valued according to the equity method or at cost can be found in note 44 to the consolidated financial statements. With the exception of Neue Aargauer Bank, Aarau, Switzerland, 99% of which is held by Credit Suisse Group and which is listed on the SWX Swiss Exchange (Swiss Security Number 397719, market capitalization as of December 31, 2003 of CHF 1,547.0 million) and DBV Winterthur Holding AG, Wiesbaden, Germany, 71% of which is indirectly held by Credit Suisse Group and which is listed on the Frankfurt Stock Exchange (ISIN DE0008416900, market capitalization as of December 31, 2003 of EUR 903.5 million), no other subsidiaries have shares listed on the SWX Swiss Exchange or a foreign stock exchange.

Major shareholders
On December 31, 2003, no shareholder was recorded in the share register as holding 5% or more of our stock. However, Credit Suisse Group and its affiliates as of December 31, 2003 held 64.6 million registered shares that, as a result of such ownership, have no voting rights, corresponding to 5.4% of the total registered shares of Credit Suisse Group. During 2003 no shareholder reached the threshold of 5% of total shares, which would have required disclosure with the SWX Swiss Exchange.

As of December 31, 2003, according to the share register, 10.8 million shares, or 0.9% of the total shares outstanding, were held by shareholders with registered addresses in the United States. To the best of the Group’s knowledge, approximately 33.9 million shares, or 2.8% of the total shares outstanding, were held in the United States as of that date. To the best of its knowledge, Credit Suisse Group is not directly or indirectly owned or controlled by another corporation or any government or other person, and, to the best of our knowledge, there are no arrangements in place that could lead to a change in control of Credit Suisse Group.

Capital structure
Credit Suisse Group’s total outstanding share capital as of December 31, 2003 was CHF 1,195,005,914 divided into shares with a nominal value of CHF 1 per share. Credit Suisse Group’s shares are listed on the SWX Swiss Exchange and, in the form of American Depositary Shares, on the New York Stock Exchange.

Details of changes to the share capital occurring in the course of the business year and information as to the authorized and conditional capital and changes thereto during the year can be found in note 11 to the parent company financial statements as well as in the Articles of Association (articles 26, 26a, 26b and 27). For the two previous years’ information reference is made to Credit Suisse Group’s 2002 Annual Report or the 2002 Annual Report on Form 20-F.

Information on employee participation plans including option plans is contained in note 40 to the consolidated financial statements. Traded options and options connected to derivative or structured market instruments issued by subsidiaries of Credit Suisse Group are not separately disclosed in this annual report. Subsidiaries issuing such instruments to the capital markets pursue independent hedging strategies.

Board of Directors of Credit Suisse Group

Membership and qualifications
The Articles of Association provide that the Board of Directors, or the Board, shall consist of a minimum of seven members. Credit Suisse Group believes that the size of the Board must be such that the standing committees can be staffed with qualified members, but, at the same time, the Board must be small enough to enable an effective and rapid decision-making process. The members are elected individually for a period of three years and are eligible for re-election. There is no requirement in the Articles of Association for a staggered board. One year of office is understood to be the period of time from one ordinary General Meeting of Shareholders to the close of the next ordinary General Meeting of Shareholders. While the Articles of Association do not provide for any age or term limitations, Credit Suisse Group’s Internal Regulations Governing the Conduct of Business specify that the members of the Board shall retire at the ordinary General Meeting of Shareholders in the year in which they reach age 70. None of the Group’s directors has a service contract with the Group or any of its subsidiaries providing for benefits upon termination of their service.

The Chairman’s and Governance Committee recruits and evaluates candidates for Board membership based on a set of criteria established by the committee. The committee may also retain outside consultants with respect to the identification and recruitment of potential new Board members. In its assessment of candidates, the Chairman’s and Governance Committee considers the requisite skills and characteristics of Board members as well as the composition of the Board as a whole. Among other considerations, the committee takes into account independence, diversity, age, skills and management experience in the context of the needs of the Board to fulfill its responsibilities. Any newly appointed director participates in an orientation program to familiarize himself or herself with Credit Suisse Group’s organizational structure, strategic plans, significant financial, accounting and risk matters and other important issues.

Independence
The Board currently consists only of directors who have no executive functions within the Group and includes a majority of independent directors, as determined by the Board in its sole discretion taking into account the factors set forth in the Internal Regulations Governing the Conduct of Business, the Committee Charters and applicable laws and listing standards. The Chairman’s and Governance Committee performs an annual assessment of the independence of each Board member and reports its findings to the Board for final determination of independence of each individual member. In general, a director is considered independent if he or she is not, and has not been for the prior three years, employed as an executive officer of Credit Suisse Group or any of its subsidiaries, is not and has not been for the prior three years an employee or affiliate of the Group’s external auditor and does not maintain, in the sole determination of the Board, a material direct or indirect business relationship with Credit Suisse Group or any of its subsidiaries. No Board member is considered independent if he or she is part of an interlocking directorate in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member. Board members with immediate family members who would not qualify as independent are also not considered independent. The Credit Suisse Group independence definition is substantially the same as the NYSE definition with the exception that its own independence requirements do not include a technical three-year look-back period for an interlocking directorate, in which a member of the Group Executive Board serves on the compensation committee of another company that employs the Board member.

Whether or not the Chairman’s and Governance Committee considers a relationship between Credit Suisse Group or any of its subsidiaries and a member of the Board material depends in particular of the following factors:
  The volume and the size of any transactions concluded in relation to the financial status and credit rating of the board member concerned or the organization in which he or she is a partner, significant shareholder or executive officer.
  The terms and conditions applied to such transaction in comparison to those applied to transactions with counterparties of similar credit standing.
  Whether the transactions are subject to the same internal approval processes and procedures as transactions that are concluded with parties that are not related to a Board member.
  Whether the transactions are performed in the ordinary course of business.
  Whether the transactions are structured in such a way and on such terms and conditions that the transaction could be concluded with a third-party provider on comparable terms and conditions.

Meetings
The Board holds at least six regular, generally full-day meetings per year. In addition, the Board convenes as often as required to discuss any urgent matters. The Chairman calls the meeting with sufficient notice and prepares an agenda for each meeting. However, any other Board member has the right to call an extraordinary meeting, if deemed necessary. The Chairman has the discretion to invite members of management to attend the meetings. Generally, all members of the Group Executive Board attend the meetings to ensure an effective interaction with the Board. At most meetings, the Board holds separate private sessions, without management present, to discuss particular issues. Minutes are kept of the proceedings and resolutions of the Board.

Board responsibilities
By establishing the Internal Regulations Governing the Conduct of Business of Credit Suisse Group, the Board has delegated the management of the company and the preparation and implementation of its resolutions to committees of the Board and to certain management bodies or executive officers to the extent permitted by law, in particular article 716a and 716b of the Swiss Code of Obligations, and Credit Suisse Group’s Articles of Association.

With responsibility for the overall direction, supervision and control of the company, the Board regularly assesses the Group’s competitive position and approves strategic and financial plans. At each meeting, the Board receives a status report on the financial results of the Group. In addition, the Board regularly receives management information packages, which provide detailed information on the performance and financial status of the Group as well as risk reports outlining recent developments and outlook scenarios. Management also provides the Board members with regular updates on key issues as deemed appropriate or as requested. All members of the Board have access to all information concerning the Group. Should a member of the Board require information or wish to review Group documents outside a meeting, he or she can address this request to the Chairman of the Board.

The Board also reviews and approves significant changes in the Group’s structure and organization and is actively involved in significant projects including acquisitions, divestitures and major investments. The Board also performs a self-assessment once a year.

Board Committees
As of year-end 2003, the Board had four standing committees, the Chairman’s and Governance Committee, the Audit Committee, the Compensation Committee and the Risk Committee. The committee members are appointed for a term of one year. The composition of the committees for the period commencing after the Annual General Meeting of April 30, 2004, will be determined at the annual organizational Board meeting and will be reflected on the Group’s website.

Chairman’s and Governance Committee
The Chairman’s and Governance Committee must consist of the Chairman of the Board and not less than two other members, a majority of whom must be independent pursuant to its charter. At December 31, 2003, the Committee members were: Walter B. Kielholz (Chairman), Peter Brabeck-Letmathe, Hans-Ulrich Doerig and Aziz R.D. Syriani. The Chairman’s and Governance Committee has its own charter, which has been approved by the Board. It generally meets once a month. The Chairman may ask members of management to attend all or part of a meeting.

The Chairman’s and Governance Committee acts as counselor to the Chairman and discusses a broad variety of topics in preparation for Board meetings. In addition, the Chairman’s and Governance Committee has the responsibility to develop and recommend to the Board a set of Corporate Governance Guidelines and to review these guidelines from time to time. At least annually, the Chairman’s and Governance Committee reviews the independence of the Board members and reports its findings to the Board for final determination. The Chairman’s and Governance Committee is also responsible for identifying, evaluating, recruiting and nominating new Board members in accordance with the criteria established by the committee, subject to applicable laws and regulations.

Moreover, at least annually, the Chairman’s and Governance Committee reviews and evaluates the performance of the Chairman of the Board and the Co-Chief Executive Officers and makes recommendations to the Board. The Chairman of the Board does not participate in the discussion of his own performance. The Chairman’s and Governance Committee proposes to the Board the appointment, promotion, dismissal or replacement of members of the Group Executive Board. The Chairman’s and Governance Committee also reviews with the Chairman and the Co-Chief Executive Officers the succession plans relating to positions held by senior executive officers of the Group and makes recommendations to the Board with respect to the selection of individuals to occupy these positions.

Audit Committee
The Audit Committee consists of not less than three members, all of whom must be independent pursuant to the Audit Committee charter. At December 31, 2003, the Committee members were: Aziz R.D. Syriani (Chairman), Thomas D. Bell and Marc-Henri Chaudet. The Audit Committee has its own charter, which has been approved by the Board.

Pursuant to its charter, the members of the Audit Committee are subject to additional independence requirements, which exceed those applied to other members of the Board. None of the Audit Committee members may be an affiliated person of the Group or may, directly or indirectly, accept any consulting, advisory or other compensatory fees from the Group other than their regular compensation as Board and Audit Committee members. In line with the Audit Committee charter, all Audit Committee members must be financially literate. In addition, they may not serve on the audit committee of more than two other companies, unless the Board deems that such membership would not impair the member’s ability to serve on Credit Suisse Group’s Audit Committee. All of the Group’s Audit Committee members meet these standards.

The US Sarbanes-Oxley Act of 2002 requires disclosure of whether or not one or more members of the Audit Committee satisfy the qualifications of an “audit committee financial expert” as defined in the Sarbanes-Oxley Act. The Board has designated Peter F. Weibel as Chairman of the Audit Committee, subject to his appointment to the Board at the Annual General Meeting. After assessing his expertise, the Chairman’s and Governance Committee determined that Peter Weibel satisfies such requirements. Based on this recommendation, the Board has concluded that Peter Weibel is an audit committee financial expert as defined by the Sarbanes-Oxley Act. The Board has further determined that Mr. Weibel is independent within the meaning of the Sarbanes-Oxley Act and the SEC’s rules and regulations thereunder.

The Audit Committee meets at least quarterly prior to the publication dates of the financial statements. The meetings are attended by management representatives as required in light of the meeting agenda. In addition, the head of Internal Audit and senior representatives of the External Auditor attend the meetings.

The primary function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities by monitoring and assessing the integrity of the financial statements and disclosures of the financial condition, results of operations and cash flows of the Group, monitoring processes designed to ensure compliance by the Group with legal and regulatory requirements, monitoring the qualifications, independence and performance of the External and Internal Auditors and monitoring the adequacy of financial reporting processes and systems of internal accounting and financial controls. The Audit Committee also pre-approves the retention of and fees paid to the External Auditor for all audit and non-audit services. For this purpose, it has developed and approved a policy, which is designed to help ensure that the independence of the External Auditor is maintained. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by the External Auditor to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. The External Auditor is required to periodically report to the Audit Committee regarding the extent of services provided by the External Auditor and the fees for the services performed to date.

Compensation Committee
The Compensation Committee consists of not less than three members, a majority of whom must be independent pursuant to its charter. At December 31, 2003, the Committee members were: Peter Brabeck-Letmathe (Chairman), Thomas W. Bechtler and Robert H. Benmosche. The Compensation Committee has its own charter, which has been approved by the Board of Directors. Besides a number of shorter meetings throughout the year as needed to perform its duties and responsibilities, the Compensation Committee has two main meetings per year, where it convenes for the primary purpose of reviewing the performance of the business units and the respective management teams, and determining and approving the overall compensation pools, the compensation payable to the members of the executive boards of the Group and its two business units, Internal Audit and other members of senior management. Other duties and responsibilities include the approval of compensation plans and the overall amount of the performance-related compensation. Under Swiss law, the shareholders approve the creation of conditional capital used for the purposes of providing shares under applicable employee benefit plans. In order to support the analysis and diligence of the work of the Compensation Committee, an independent global compensation consulting firm specialized in supporting companies in their compensation decisions and processes has been retained by the committee. Further information on the compensation philosophy of the Group can be found in the section on “Compensation” on pages 188 and 189.

Risk Committee
The Risk Committee consists of not less than three members. At December 31, 2003, the Committee members were Hans-Ulrich Doerig (Chairman), Thomas W. Bechtler and Ernst Tanner. The Risk Committee has its own charter, which has been approved by the full Board. The Risk Committee generally meets four times a year. Its main duties are to assist the Board in assessing the different types of risk and the risk management structure, organization and processes in the Group. The Risk Committee approves selected risk limits and makes recommendations to the Board on all its risk-related responsibilities including the review of major risk management and capital adequacy requirements.

Members of the Board of Directors and the Committees Walter B. Kielholz
Chairman 1)
Peter Brabeck-Letmathe
Vice-Chairman 1) 2)
Hans-Ulrich Doerig
Vice-Chairman 1) 4)
Thomas W. Bechtler 2) 4)
Thomas D. Bell 3)
Robert H. Benmosche 2)
Marc-Henri Chaudet 3)
Aziz R. D. Syriani 1) 3)
Ernst Tanner 4)

1) Member of the Chairman’s and Governance Committee, chaired by Walter B. Kielholz

2) Member of the Compensation Committee, chaired by Peter Brabeck-Letmathe.

3) Member of the Audit Committee, chaired by Aziz R. D. Syriani

4) Member of the Risk Committee, chaired by Hans-Ulrich Doerig

The above list reflects the membership of the Board at December 31, 2003. The Board will determine the composition of the committees for the period following the Annual General Meeting of April 30, 2004, at its annual organizational meeting. That determination will be published on the Group’s website.

The composition of the boards of directors of our principal subsidiaries, Credit Suisse, Credit Suisse First Boston, “Winterthur” Swiss Insurance Company and Winterthur Life, is the same as the composition of the Board of Directors of Credit Suisse Group, except that Peter F. Weibel, who has been proposed for appointment to the Board of Credit Suisse Group at the Annual General Meeting on April 30, 2004, has been a member of these subsidiaries’ boards since July 3, 2003 and has attended their audit committee meetings since then on an informal basis.
Walter B. Kielholz
Born 1951, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

Chairman of the Board of Directors and the Chairman’s and Governance Committee since January 1, 2003. Prior to that appointment, Mr. Kielholz served as Vice-Chairman of the Board (from May 31, 2002 to December 31, 2002) and Chairman of the Audit Committee (from May 28, 1999 to December 31, 2002). He was first appointed to the Board in 1999. His term expires at the Annual General Meeting in 2006. The Board has determined him to be independent under the Group’s independence standards.

Walter B. Kielholz studied business administration at the University of St. Gallen, and graduated in 1976 with a degree in business finance and accounting.

His career began at the General Reinsurance Corporation, Zurich. After working in the United States, the United Kingdom and Italy, he assumed responsibility for the company’s European marketing. In 1986, he moved to Credit Suisse, Zurich, where he was responsible for client relations with large insurance groups in the Multinational Services department.

Mr. Kielholz joined Swiss Re, Zurich, at the beginning of 1989. He became a member of Swiss Re’s Executive Board in January 1993 and was Swiss Re’s Chief Executive Officer from January 1, 1997 to December 31, 2002. A board member since June 1998, the Board of Directors of Swiss Re appointed him Vice-Chairman with effect from January 1, 2003. Walter B. Kielholz is the treasurer and a member of the International Association for the Study of Insurance Economics (“The Geneva Association”), President of the Foundation Avenir Suisse, member of the board of trustees of the Lucerne Festival and Chairman of the Zurich Art Society.
Peter Brabeck-Letmathe
Born 1944, Austrian Citizen
Nestlé SA
Avenue Nestlé 55
1800 Vevey, Switzerland

Vice-Chairman of the Board, Chairman of the Compensation Committee since 2000 and member of the Chairman’s and Governance Committee since 2003. Mr. Brabeck-Letmathe was first appointed to the Board in 1997. He served as Lead Independent Director from March 2001 until the end of 2002. His term as a member of the Board expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Peter Brabeck-Letmathe studied economics at the University of World Trade in Vienna. After graduation in 1968, he joined Nestlé’s sales operations in Austria. His career within Nestlé includes a variety of assignments in several European countries as well as in Latin America. Since 1987, he has been based at Nestlé’s headquarters in Vevey. Since 1997, Mr. Brabeck-Letmathe has served as the Chief Executive Officer of Nestlé. Since 1997, he has also been a member of Nestlé’s Board of Directors, currently serving as its Vice-Chairman (since 2001).

Mr. Brabeck-Letmathe is a member of the Boards of Directors of L’Oréal SA, Paris (since 1997) and Roche Holding SA, Basel (since 2000). He is also Deputy Chairman of the Board of The Prince of Wales International Business Leaders Forum and a member of ERT (European Round Table of Industrialists), the Bretton Woods Committee’s International Council, Avenir Suisse and the World Economic Forum.
Hans-Ulrich Doerig
Born 1940, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

Full-time Vice-Chairman of the Board and Chairman of the Risk Committee since 2003. Prior to that appointment, Mr. Doerig served as Vice-Chairman of the Group Executive Board from 1998 to 2003 and Chief Risk Officer from 1998 until 2002. His term as a member of the Board expires at the Annual General Meeting in 2006.

After completing studies at the St. Gallen University with degrees in economics and law, including a doctorate received in 1968, and after five years at JP Morgan in New York, he joined Credit Suisse in 1973. In 1982, he was appointed as a member of the Executive Board of Credit Suisse with responsibilities for the multinational division, securities trading, capital markets, corporate finance and commercial banking Asia. From 1993 to 1996, he served as Vice-Chairman of the Board of Directors of Credit Suisse. In 1996, he became President of the Executive Board of Credit Suisse. During 1997 he served as Chief Executive Officer of Credit Suisse First Boston.

Mr. Doerig is a member of the International Advisory Board of Ebara, Tokyo, and serves as a member of the Board of the University of Zurich. In addition, he is a member of the supervisory bodies of various foundations and academic, arts, humanitarian and professional organizations. Mr. Doerig has published several books on finance.
Thomas W. Bechtler
Born 1949, Swiss Citizen
Seestrasse 21
8700 Küsnacht, Switzerland

Member of the Board since 1994 and member of the Audit Committee from 1999 to 2003. Since April 25, 2003, he has been a member of the Compensation Committee and the Risk Committee. His term as a member of the Board expires at the Annual General Meeting in 2005.

Thomas W. Bechtler studied law at the universities of Zurich and Geneva. After graduating in 1973, he obtained a Master of Laws degree from Harvard University, Cambridge, in 1975 and a doctorate from Zurich University in 1976. Mr. Bechtler is the Vice-Chairman and the delegate of the Boards of Directors of Hesta AG, Zug, and Hesta Tex AG, Zug, both largely family-owned companies owning Zellweger Luwa AG, Uster, and Schiesser Group AG, Küsnacht. Mr. Bechtler has been Chairman of these latter companies since 1994 and 1992, respectively. Banking subsidiaries of the Group maintain significant banking relationships with Mr. Bechtler or companies affiliated with him.

Mr. Bechtler’s other board memberships include: Bucher Industries, Niederwenigen (since 1987), Conzzetta Holding AG, Zurich (since 1987), Sika AG, Baar (Vice-Chairman; since 1989), and Swiss Reinsurance Company, Zurich (since 1993). Mr. Bechtler is a member of the Board of Trustees of Swisscontact, Zurich.
Thomas D. Bell
Born 1949, US Citizen
Cousins Properties Inc.
2500 Windy Ridge Parkway
Suite 1600
Atlanta, GA 30339, USA

Member of the Board and the Audit Committee since 2002. His term as a member of the Board expires at the Annual General Meeting in 2005. Mr. Bell will stand for re-election at the 2004 Annual General Meeting. The Board has determined him to be independent under the Group’s independence standards.

Thomas D. Bell serves as Vice Chairman of the Board (since 2000) and President and Chief Executive Officer (since 2002) of Cousins Properties Inc., a diversified real estate development company based in Atlanta. Prior thereto, Mr. Bell spent ten years at Young & Rubicam Inc., New York, retiring as Chairman and Chief Executive Officer when it was merged with the WPP Group.

During the Reagan administration, Mr. Bell chaired the Committee on the Next Agenda, which focused on prioritizing issues for President Reagan’s second term. He also chaired the Workforce 2000 Advisory Committee for the U.S. Secretary of Labor.

Mr. Bell serves on the boards of Lincoln Financial Group, Philadelphia (since 1988), Regal Entertainment Group, Knoxville (since 2002), AGL Resources Inc, Atlanta (since 2003), and the US Chamber of Commerce (since 1998).

Mr. Bell served as a senior advisor to Credit Suisse First Boston from September 2001 t o January 2002, advising management on the company’s real estate activities.
Robert H. Benmosche
Born 1944, US Citizen
Metropolitan Life Insurance Company
One Madison Avenue
New York, NY 10010, USA

Member of the Board since 2002 and member of the Compensation Committee since 2003. His board term expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Robert H. Benmosche has been Chairman of the Board and Chief Executive Officer of MetLife, Inc., New York, since the demutualization of the company in 2000 and Metropolitan Life Insurance Company, New York, since 1998. Before joining MetLife in 1995, Mr. Benmosche was with PaineWebber, New York, for 13 years, most recently in the position of an Executive Vice President and a member of the company’s Board of Directors. He received a B.A. degree in mathematics from Alfred University in 1966.
Marc-Henri Chaudet
Born 1936, Swiss Citizen
Av. Paul-Cérésole 3
P.O. Box 316
1800 Vevey, Switzerland

Member of the Board since 1997 and member of the Audit Committee since 1999. His board term expires at the Annual General Meeting in 2005. Mr. Chaudet has, however, decided to retire from the Board of Directors effective April 30, 2004. The Board has determined him to be independent under the Group’s independence standards.

Marc-Henri Chaudet graduated from University of Lausanne Law School in 1961. In 1966, he received his doctorate from the same university. Mr. Chaudet has been a self-employed attorney-at-law since 1968 covering a broad range of legal fields.

Mr. Chaudet is a board member of a number of Swiss companies including two public companies, Pargesa Holding SA, Geneva (since 1996), and Compagnie Vaudoise d’Electricité, Morges (since 1997, Chairman since 2002).
Aziz R. D. Syriani
Born 1942, Canadian Citizen
The Olayan Group
111 Poseidonos Avenue
P.O. Box 70228
Glyfada, Athens 16610, Greece

Member of the Board since 1998, member of the Compensation Committee from 2002 to 2003, and member of the Chairman’s and Governance Committee since 2003. Since April 2003, Mr. Syriani has been Chairman of the Audit Committee. His board term expires at the Annual General Meeting in 2005. Mr. Syriani will stand for re-election at the 2004 Annual General Meeting. The Board has determined him to be independent under the Group’s independence standards.

Aziz R.D. Syriani holds a JD from the University of St. Joseph in Beirut (granted in 1965) and a Master of Laws degree from Harvard University, Cambridge (granted in 1972). Mr. Syriani has been with the Olayan Group since 1978 and currently serves as President (since 1978) and Chief Executive Officer (since 2002). The Olayan Group is a private multinational enterprise engaged in distribution, manufacturing and global investment.

Mr. Syriani serves on the board of Occidental Petroleum Corporation, Los Angeles (since 1983), where he currently serves as Chairman of the Audit Committee.
Ernst Tanner
Born 1946, Swiss Citizen
Chocoladenfabriken Lindt & Sprüngli AG
Seestrasse 204
8802 Kilchberg, Switzerland

Member of the Board since 2002 and member of the Risk Committee since 2003. His board term expires at the Annual General Meeting in 2005. The Board has determined him to be independent under the Group’s independence standards.

Ernst Tanner is Chairman of the Board (since 1994) and Chief Executive Officer (since 1993) of Lindt & Sprüngli AG, Kilchberg, a Swiss chocolate producer listed on the SWX Swiss Exchange. Before joining Lindt & Sprüngli, Mr. Tanner worked at Johnson & Johnson, which he joined in 1969, most recently in the capacity of Company Group Chairman of Johnson & Johnson Europe.

Mr. Tanner serves on the boards of The Swatch Group, Biel (since 1995), and Adecco SA, Wallisellen (since 2000). He also is a member of the board of the Zurich Chamber of Commerce and delegate of the Society for the Promotion of Swiss Economy.

Proposed Members of the Board of Directors
In addition to the re-elections of Messrs. Bell and Syriani, the Board has proposed the following individuals for election to the Board of Directors at the Annual General Meeting of April 30, 2004 for a term of three years:
Noreen Doyle
Born 1949, U.S. and Irish Citizen
European Bank for Reconstruction
and Development
One Exchange Square
London EC2A 2JN, UK

Noreen Doyle was appointed First Vice President and Head of Banking of the European Bank for Reconstruction and Development (“EBRD”) on September 1, 2001. She joined the EBRD in 1992 as head of syndications, was appointed chief credit officer in 1994 and became Deputy Vice President, Risk Management, in 1997. Prior to joining the EBRD, Noreen Doyle spent 18 years at Bankers Trust Company with assignments in Houston, New York and London, most recently as Managing Director, European loan syndications.

Ms. Doyle received a BA in mathematics from The College of Mount Saint Vincent, New York, in 1971 and an MBA from The Amos Tuck School of Business Administration at Dartmouth College, New Hampshire, in 1974.

She currently serves on the Board of Overseers of the Amos Tuck School of Business Administration. In the past, she has served on the supervisory boards of Budapest Bank in Hungary (from 1996 to 2001), and of BNP Dresdner Bank in Bulgaria (from 1995 to 2001). She was also a member of the investment advisory board of the Alliance ScanEast Fund and has served on the board of trustees of The College of Mount Saint Vincent.

Noreen Doyle has been determined independent under the Group’s independence standards.
David W. Syz
Born 1944, Swiss Citizen
Chapfstrasse 110
8126 Zumikon, Switzerland

After completing his studies at the Zurich University law school and receiving a doctorate from the same university in 1972 and an MBA at INSEAD, Fontainebleau in 1973, David W. Syz started his career as Assistant to Director at the Union Bank of Switzerland in Zurich and subsequently held the equivalent position at Elektrowatt AG, Zurich. In 1975, he was appointed Head of Finance at Staefa Control System AG, Stäfa, and became Managing Director after four years. From 1982 to 1984, he was also Chief Executive Officer of Cerberus AG, Männedorf. In 1985, David Syz returned to Elektrowatt AG as Director and Head of Industries and Electronics. In 1996, he was appointed Chief Executive Officer and Managing Director of Schweizerische Industrie-Gesellschaft Holding AG (SIG), Neuhausen.

Appointed State Secretary in May 1999, David Syz took charge of the new State Secretariat for Economic Affairs on July 1, 1999, a function from which he retired effective March 31, 2004.

Prior to this appointment as State Secretary in 1999, he served on the Boards of Huber & Suhner AG, Pfäffikon; Georg Fischer AG, Schaffhausen; SIG, Schweizerische Industrie Gesellschaft AG, Neuhausen; Pestalozzi und Co. AG, Dietikon; and Banque Nationale de Paris (Suisse) SA, Zurich. Subject to his election as a member of the board he will assume the function of Vice-Chairman of Huber & Suhner AG, Pfäffikon, effective April 21, 2004.

David W. Syz has been determined independent under the Group’s independence standards.
Peter F. Weibel
Born 1942, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

After completing his studies in economics at the University of Zurich in 1968, including a doctorate received in 1972, and after working as a consultant at IBM Switzerland for three years, Peter F. Weibel joined UBS in its Central Accounting Department in 1975 and later became a Senior Vice President in its Corporate Banking Division. In 1988, he was appointed Chief Executive Officer of Revisuisse, one of the predecessor companies of PricewaterhouseCoopers AG, Zurich, and served as a member of the PricewaterhouseCoopers Global Oversight Board from 1998 to 2001. He retired from his function as Chief Executive Officer of PricewaterhouseCoopers AG, Zurich, in the summer of 2003 and thereafter joined the boards of Credit Suisse, Credit Suisse First Boston and the two main Winterthur entities.

Mr. Weibel is a member of the board of the Greater Zurich Area AG and a member of the Nominating Committee of the Swiss-American Chamber of Commerce. He also serves as chairman of the Pestalozzi Foundation and of the Zurich Art Festival.

Peter Weibel has been determined to be independent under the Group’s independence definition and an audit committee financial expert within the meaning of the US Sarbanes-Oxley Act of 2002. Subject to his election by the shareholders, the Board has designated Peter Weibel to become Chairman of the Audit Committee.

Honorary Chairman of Credit Suisse Group Rainer E. Gut
Born 1932, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

Rainer E. Gut was appointed Honorary Chairman of Credit Suisse Group in 2000, after he stepped down as Chairman of the Board, a position he had held since 1986. Mr. Gut is the Chairman of the Board of Directors of Nestlé SA, Vevey (since 2000, Vice-Chairman since 1991 and member of the Board since 1981). Mr. Gut is also vice-chairman of the board of Gesparal SA, Paris, and a member of the board of L’Oréal SA, Paris (since 2000).

As Honorary Chairman, Mr. Gut maintains an office at Credit Suisse Group. However, he does not have any formal function and does not attend the meetings of the Board of Directors.

Secretaries of the Board of Directors Pierre Schreiber
Béatrice Fischer

Changes in the Group Executive Board
Effective July 1, 2003, Walter Berchtold, Head of Trading & Sales Credit Suisse Financial Services, Leonhard H. Fischer, Chief Executive Officer Winterthur Group, and Barbara A. Yastine, Chief Financial Officer Credit Suisse First Boston, were appointed members of the Group Executive Board and effective July 23, 2003, Jeffrey M. Peek, until then Head of Credit Suisse First Boston’s Financial Services Division, retired from the Group Executive Board.

On March 2, 2004, Credit Suisse Group announced that Philip K. Ryan will step down as Chief Financial Officer of Credit Suisse Group and will retire from the Group Executive Board effective August 5, 2004. His successor is Renato Fassbind, who will join the Group on June 1, 2004.
Oswald J. Grübel
Born 1943, German Citizen
Credit Suisse Financial Services
Paradeplatz 8
P.O. Box 2
8070 Zurich, Switzerland

Oswald J. Grübel is the Co-Chief Executive Officer of Credit Suisse Group (since January 2003) and the Chief Executive Officer of Credit Suisse Financial Services (since July 2002). Mr. Grübel was a member of the Group Executive Board between 1997 and 2001 and has been a member since July 2, 2002.

After starting his career with Deutsche Bank, Mr. Grübel joined White Weld Securities, Zurich and London (which was later merged into Credit Suisse First Boston) in 1970 in the trading area, where in 1978 he became Chief Executive Officer. After a distinguished career within the trading activities of the bank, including management responsibilities in Singapore and Hong Kong, Mr. Grübel was appointed a member of Credit Suisse’s Executive Board in 1991, where he was responsible for equities, fixed income, global foreign exchange, money markets and asset/liability management. In 1998, Mr. Grübel was appointed Chief Executive Officer of Credit Suisse Private Banking.

Mr. Grübel does not hold any significant board memberships outside Credit Suisse Group.
John J. Mack
Born 1944, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA

John J. Mack is the Co-Chief Executive Officer of Credit Suisse Group (since January 2003) and the Chief Executive Officer of Credit Suisse First Boston (since July 2001). He has been a Vice-Chairman of the Group Executive Board since July 2001.

A graduate of Duke University, Mr. Mack joined Morgan Stanley, New York in 1972 as a member of its bond department. After a long career at Morgan Stanley, most recently as President and Chairman of the Operating Committee, he became President, Chief Operating Officer and a Director of Morgan Stanley Dean Witter & Co in May 1997, when the firm was created by the merger of Morgan Stanley and Dean Witter. In March 2001, Mr. Mack stepped down from his positions.

Mr. Mack is a member of the International Advisory Panel for the Monetary Authority of Singapore and a member of the Chairman’s Advisory Committee of the National Association of Securities Dealers, Inc. Moreover, Mr. Mack serves on the boards of Cousins Properties Inc, Atlanta (from 2001 to May 2003 and since December 2003), and of Catalyst, a non-profit organization to advance women in business. He is also a member of the Board of Executives of the NYSE. In the past, Mr. Mack has served on the Mayor of Beijing’s Advisory Council and was a director of CICC, the first Investment Bank in China. In addition, Mr. Mack holds a number of leadership positions of civic and philanthropic organizations.
Walter Berchtold
Born 1962, Swiss Citizen
Credit Suisse Financial Services
Paradelpatz 8
P.O. Box 300
8070 Zurich, Switzerland

Walter Berchtold is a member of the Group Executive Board (since July 2003) and the head of Trading & Sales at Credit Suisse Financial Services (since 2003).

After graduating from the State College of Commerce in Zurich, Mr. Berchtold began his career in 1982 as a junior dealer in the Precious Metal Options Department at CS First Boston Futures Trading SA in Geneva. In 1988, he was given shared responsibility for all business activities of this entity, before joining Credit Suisse to head the Derivatives Trading Department in 1991. In 1993, he became head of Equity and Equity Derivatives and in 1994, he assumed overall responsibility for the Securities Trading, Sales and Syndication Department of Credit Suisse. After the reorganization in 1997, he joined Credit Suisse First Boston as head of Trading & Sales Switzerland and Country Manager.

Mr. Berchtold is a member of the boards of SWX Swiss Exchange (since 1996), Eurex (since 1998) and Virt-x (since 2001).
Brady W. Dougan
Born 1959, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA

Brady W. Dougan is a member of the Group Executive Board (since January 2003) and Co-President, Institutional Securities of Credit Suisse First Boston (since 2002), jointly with Brian D. Finn. Together, they oversee day-to-day management and strategy of Credit Suisse First Boston’s equity, fixed income, investment banking, private clients services and alternative capital businesses. Mr. Dougan’s focus lies primarily on the leadership of the international businesses in Europe and Asia.

Mr. Dougan received a BA in economics in 1981 and an MBA in finance in 1982 from the University of Chicago. After starting his career in the derivatives group at Bankers Trust, he joined Credit Suisse First Boston in 1990. He was the head of the equities division for five years, before he was appointed Global Head of the Securities Division in 2001.

Mr. Dougan does not hold any significant board memberships outside Credit Suisse Group.
Brian D. Finn
Born 1960, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA

Brian D. Finn is a member of the Group Executive Board (since January 2003) and Co-President, Institutional Securities of Credit Suisse First Boston (since October 2002), jointly with Brady W. Dougan. Together, they oversee day-to-day management and strategy of Credit Suisse First Boston’s equity, fixed income, investment banking, private client services and alternative capital businesses.

Mr. Finn joined Credit Suisse First Boston in April 2002 from Clayton, Dubilier & Rice, a New York-based private equity firm, where he had been since 1997. Prior to that, Mr. Finn was a Managing Director and Co-Head of Mergers & Acquisitions at Credit Suisse First Boston, New York, where he spent 15 years advising a wide variety of corporate clients.

Mr. Finn received a BS in Economics from The Wharton School of the University of Pennsylvania in 1982. He does not hold any significant board memberships outside Credit Suisse Group.
Leonhard H. Fischer
Born 1963, German Citizen
Winterthur Group
General Guisan-Strasse 40
8401 Winterthur, Switzerland

Leonhard H. Fischer is a member of the Group Executive Board (since July 2003) and Chief Executive Officer of Winterthur Group (since January 2003).

Mr. Fischer joined Winterthur Group from Allianz AG, Frankfurt, where he was head of Corporate and Markets and Chief Executive Officer of Dresdner Kleinwort Wasserstein (since 2001). Prior to that he was with Dresdner Bank, Frankfurt (since 1998), most recently as Head of Investment Banking.

Mr. Fischer received a Business Management degree at the University of Bielefeld (in 1986) and a Masters degree at the University of Georgia (in 1987).

He is a member of the Supervisory Board of Axel Springer Verlag, AG, Berlin (since 2002) and a member of the Supervisory Board of Fördergesellschaft für Börsen und Finanzmärkte in Mittel- und Osteuropa, a company dedicated to promoting stock exchange and financial markets issues in Central and Eastern Europe.
David P. Frick
Born 1965, Swiss Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

David P. Frick is the Group General Counsel (since 2000) and a member of the Group Executive Board (since January 2003).

Prior to joining Credit Suisse Group as General Counsel, Mr. Frick was an attorney-at-law with Cravath, Swaine & Moore, the New York law firm, since 1994, where he focused on the representation of European clients in a wide variety of issues, including mergers and acquisitions, securities laws and general corporate matters. Mr. Frick received a JD degree from Zurich University Law School in 1990 and a Master of Laws degree from Harvard Law School in 1994. He is a member of the Zurich and New York bars.

Mr. Frick does not hold any significant board memberships outside Credit Suisse Group.
Ulrich Körner
Born 1962, German Citizen
Credit Suisse Financial Services
Paradeplatz 8
P.O. Box 2
8070 Zurich, Switzerland

Ulrich Körner is a member of the Group Executive Board (since January 2003) and the Chief Financial Officer of Credit Suisse Financial Services (since 2002).

Mr. Körner graduated in 1988 from the University of St. Gallen majoring in banking and received a doctorate from the same university in 1993. From 1989 to 1993, he was an auditor with PricewaterhouseCoopers and from 1993 to 1998, he was a management consultant with McKinsey & Company in Zurich. In 1998, he joined Credit Suisse as Chief Financial Officer. From July 2000 to the end of 2001, he served as Head of Technology and Services at Credit Suisse Financial Services.

Mr. Körner does not hold any significant board memberships outside Credit Suisse Group.
Philip K. Ryan
Born 1956, US Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

Philip K. Ryan is the Chief Financial Officer of Credit Suisse Group and a member of the Group Executive Board (since 1999). He will step down as Chief Financial Officer and will retire from the Group Executive Board effective August 5, 2004.

A graduate of the University of Illinois with a BSC in Industrial Engineering (in 1978) and the Indiana University Graduate School of Business with an MBA (in 1982), Mr. Ryan was with Dean Witter Reynolds Inc. from 1982 to 1985 when he joined Credit Suisse First Boston’s Financial Institutions Group. From 1997 to 1999 he served as Chief Financial Officer of Credit Suisse Asset Management.

Mr. Ryan does not hold any significant board memberships outside Credit Suisse Group.
Richard E. Thornburgh
Born 1952, US Citizen
Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich, Switzerland

Richard E. Thornburgh is the Chief Risk Officer of Credit Suisse Group (since 2003). He was a member of the Group Executive Board from 1997 through 2001 and rejoined it on September 1, 2002.

Mr. Thornburgh began his investment banking career in New York with The First Boston Corporation, a predecessor firm of Credit Suisse First Boston, in 1976. In 1995, Mr. Thornburgh was appointed Chief Financial and Administrative Officer and a member of the Executive Board of CS First Boston. From 1997 to 1999, Mr. Thornburgh served as Chief Financial Officer of Credit Suisse Group and member of the Credit Suisse Group Executive Board and from 1999 to 2002, he was the Vice Chairman of the Executive Board of Credit Suisse First Boston. In addition, he performed the function of Chief Financial Officer of Credit Suisse First Boston from May 2000 through 2002.

Mr. Thornburgh received a BBA from the University of Cincinnati in 1974 and an MBA from the Harvard Business School in 1976. He serves on the board of the Securities Industry Association and the University of Cincinnati Foundation.
Stephen R. Volk
Born 1936, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA

Stephen R. Volk is a member of the Group Executive Board (since January 2003) and Chairman of Credit Suisse First Boston and works closely with the Chief Executive Officer, John J. Mack, on the strategic management of Credit Suisse First Boston and on key client matters.

Mr. Volk joined Credit Suisse First Boston in August 2001 from Shearman & Sterling, a New York based law firm, where he had been Senior Partner since 1991. He joined Shearman & Sterling in 1960 after graduating from Harvard Law School, Cambridge, and became a Partner in 1968. He spent his career as a business lawyer, counseling clients in domestic and international transactions.

Mr. Volk is a member of the Board of Directors of Trizec Properties Inc., Chicago (since 2002), Consolidated Edison, Inc., New York (since 1996), and ContiGroup Companies Inc., New York (since 2001). He is also a member of the Council on Foreign Relations and of the Dean’s Advisory Board of Harvard Law School and is a fellow of the American Bar Foundation.
Alex W. Widmer
Born 1956, Swiss Citizen
Credit Suisse Financial Services
Paradeplatz 8
P.O. Box 2
8070 Zurich, Switzerland

Alex W. Widmer is a member of the Group Executive Board (since January 2003) and Head of Private Banking at Credit Suisse Financial Services (since 2002).

Mr. Widmer graduated from the University of St. Gallen in 1981 majoring in banking and received a doctorate from the same university in 1985. From 1982 to 1986, he was a project manager and teaching assistant at the Institute for Banking, University of St. Gallen, before he joined Credit Suisse in the capital markets business in 1986. From late 1986 to 1988, he worked in New York at The First Boston Corporation. In 1988, he transferred to Tokyo and in 1995 to Singapore, where he worked both for Credit Suisse First Boston and for Credit Suisse in various functions. Back in Zurich, from 1999 to July 2002, he was responsible for the Private Banking business in the Asia Pacific and the Middle Eastern region.

Mr. Widmer has been a member of the Board of Directors of the Zurich Opera House since 2003.
Barbara A. Yastine
Born 1959, US Citizen
Credit Suisse First Boston
11 Madison Avenue
New York, NY 10010, USA

Barbara A. Yastine is a member of the Group Executive Board (since July 2003) and Chief Financial Officer of Credit Suisse First Boston (since November 2002).

Ms. Yastine joined Credit Suisse First Boston from Citigroup where she had been working since 1987 and held a number of key finance and management positions, most recently as the Chief Financial Officer of the Global Corporate Investment Bank.

Ms. Yastine received a BA in Journalism from New York University in 1981 and an MBA in Finance from the New York University School of Business Administration in 1987. She does not hold any significant board memberships outside Credit Suisse Group.

Senior Management of Credit Suisse Group Peter W. Bachmann
Group Chief Financial Reporting Officer
Gerhard Beindorff
Head of Investor Relations
Rudolf A. Bless
Group Chief Accounting Officer
Kim Fox-Moertl
Head of Group Treasury
Timothy S. Gardner
Head of Human Resources
Stefan M. Goetz
Head of Group Corporate Development
Tobias Guldimann
Head of Group Risk Management
Philip Hess
Chief of Staff
Christopher Lawrence
Chief Strategic Officer
Heinz Leibundgut
Group Chief Auditor
Ann F. Lopez
Head of Credit Risk Management
Fritz Müller
Head of Tax
Karin Rhomberg Hug
Group Chief Communications Officer
Peter R. Schmid
Executive Relations
Yuji Suzuki
Chairman Japan
Martin Taufer
Deputy General Counsel
Thomas Widmer Sichler
Deputy Group Chief Financial Reporting Officer

Senior Management of the business units
Executive Board Credit Suisse Financial Services Oswald J. Grübel
Chief Executive Officer (since 2002)
Thomas Amstutz
Investment Management (since 2002)
Walter Berchtold
Trading and Sales (since 2003)
Bruno Bonati
Technology & Operations (since 2002)
Leonhard H. Fischer
Winterthur Group (since 2003)
Moez Jamal
Treasury/Asset and Liability Management (since 2002)
Ulrich Körner
Chief Financial Officer (since 2000)
Josef Meier
Corporate & Retail Banking Switzerland (since 2002)
Alex W. Widmer
Private Banking (since 2002)
Urs Hofmann 1)
Credit Suisse Business School (since 2000)
Claudia Kraaz 1)
Public Relations (since 2002)
Marco Taborelli 1)
Marketing (since 2003)
Denise Stüdi 1)
Human Resources (since 2003)

1) Member of the Extended Executive Board.

Operating Committee Credit Suisse First Boston John J. Mack
Chief Executive Officer (since 2001)
Paul Calello
Chairman and Chief Executive Officer of the Asia Pacific Region (since 2002)
Christopher Carter
Chairman of the European Region (since 2000)
Brady W. Dougan
Co-President, Institutional Securities (since 1996)
John A. Ehinger
Co-Head of the Equity Division (since 2003)
Brian D. Finn
Co-President, Institutional Securities (since 2002)
James P. Healy
Co-Head of the Fixed Income Division (since 2003)
Michael E. Kenneally
Global Chief Executive Officer Credit Suisse Asset Management (since 2003)
James E. Kreitman
Co-Head of the Equity Division (since 2003)
Gary G. Lynch
Global General Counsel and Vice Chairman to oversee Research and Legal and Compliance Departments (since 2001)
Eileen K. Murray
Head of Global Technology and Operations and Product Control (since 2002)
Thomas R. Nides
Chief Administrative Officer (since 2001)
Adebayo O. Ogunlesi
Global Head of Investment Banking (since 2002)
Joanne Pace
Global Head of Human Resources (since 2004)
Hector W. Sants
Vice Chairman and Chief Executive Officer European, Middle East and African Regions (since 2002)
Richard E. Thornburgh 1)
Member of the Executive Board and Chief Risk Officer of Credit Suisse Group (since 1999)
Stephen R. Volk
Chairman (since 2001)
Jerome C. Wood
Co-Head of the Fixed Income Division (since 2003)
Barbara A. Yastine
Chief Financial Officer (since 2002)

1) ex-officio member

Advisory Board of Credit Suisse Group
The Credit Suisse Group Advisory Board discusses topics of significance to the Group’s main activities with particular focus on its businesses in Switzerland and Europe. While not involved in the governance of the Group, the members of the Advisory Board provide input and advice to management on strategic issues, key operational priorities and organizational development.
Flavio Cotti, Chairman
Former Federal Councilor, Brione sopra Minusio, Switzerland
Herbert Henzler, Vice-Chairman
Honorary Professor for Strategy and Organization at the Ludwig-Maximilians-University, Munich, Germany
Andreas N. Koopmann, Vice-Chairman
Chief Executive Officer of Bobst SA, Lausanne, Switzerland
Franz Albers
Partner Albers & Co., Zurich, Switzerland
Susy Brüschweiler
Chief Executive Officer of SV Group, Zurich, Switzerland
Martin Candrian
Chairman of the Board of Candrian Catering AG, Zurich, Switzerland
Brigitta M. Gadient
Lawyer and Member of the Swiss National Council, Chur, Switzerland
Riccardo Gullotti
Attorney-at-Law and Owner Gullotti and Partner Management and Consulting Services, Bern, Switzerland
Felix Gutzwiller
Professor and Director of the Institute for Social and Preventive Medicine of the University of Zurich and member of the Swiss National Council, Zurich, Switzerland
Urs Hammer
Dully, Switzerland
Michael Hilti
Chairman of the Board of Hilti Corporation, Schaan, Liechtenstein
Andreas W. Keller
Chairman of the Board of Diethelm Keller Holding AG, Zurich, Switzerland
André Kudelski
Chairman of the Board and Chief Executive Officer of Kudelski SA, Cheseaux-sur-Lausanne, Switzerland
Andreas Schmid
Chairman of the Board of Barry Callebaut AG, Zurich, Switzerland
Manfred Schneider
Chairman of the Board of Bayer Aktiengesellschaft, Leverkusen, Germany
Hans-Peter Zehnder
Chairman of the Board and the Group Executive Committee of Zehnder Group AG, Gränichen, Switzerland

Management

Group Executive Board
The Board of Directors generally delegates management authority and the power to implement its resolutions to executive management bodies or executive officers. The most senior executive body is the Group Executive Board. No significant management duties or responsibilities have been transferred to third parties.

Members of the Group Executive Board Oswald J. Grübel
Co-Chief Executive Officer
John J. Mack
Co-Chief Executive Officer
Walter Berchtold 1)
Brady W. Dougan 2)
Brian D. Finn 2)
Leonhard H. Fischer 1)
David P. Frick 2)
Ulrich Körner 2)
Philip K. Ryan
Richard E. Thornburgh
Stephen R. Volk 2)
Alex W. Widmer 2)
Barbara A. Yastine 1)

1) Since July 1, 2003

2) Since January 1, 2003

Oswald J. Grübel
born 1943
Co-CEO of Credit Suisse Group and CEO of Credit Suisse Financial Services

John J. Mack
born 1944
Co-CEO of Credit Suisse Group and CEO of Credit Suisse
First Boston

Philip K. Ryan
born 1956
Chief Financial Officer
of Credit Suisse Group

Richard E. Thornburgh
born 1952
Chief Risk Officer
of Credit Suisse Group

David P. Frick
born 1965
General Counsel of
Credit Suisse Group

Stephen R. Volk
born 1936
Chairman of
Credit Suisse First Boston

Ulrich Körner
born 1962
Chief Financial Officer of
Credit Suisse Financial Services

Alex W. Widmer
born 1956
Head Private Banking of
Credit Suisse Financial Services

Brady W. Dougan
born 1959
Co-President, Institutional Securities Credit Suisse
First Boston

Brian D. Finn
born 1960
Co-President, Institutional Securities Credit Suisse
First Boston

Barbara A. Yastine
born 1959
Chief Financial Officer of Credit Suisse First Boston

Walter Berchtold
born 1962
Head of Trading & Sales of Credit Suisse Financial Services

Leonhard H. Fischer born 1963 Chief Executive Officer of Winterthur Group

Compensation

Credit Suisse Group is convinced that a successful compensation philosophy rewards excellence, encourages personal and professional growth, and aligns the employees’ values with the Group’s core ethical and performance values and thus motivates the creation of shareholder value. Long-term corporate success depends upon the strength of human capital, and Credit Suisse Group’s goal is to be viewed as the employer of choice in all markets and business segments in which it operates.

As such, Credit Suisse Group’s compensation programs are designed to:
  support a merit-based, performance-oriented culture that allows high performers to achieve superior recognition;
  attract a suitably qualified, diverse work force through market-competitive compensation practices throughout the respective business units, divisions and business lines; and
  motivate employees to create sustainable value.

Core compensation principles
Credit Suisse Group’s four core compensation principles are:

Performance based
The Group’s programs are structured to create a high performance culture. The specific measures of success that apply and the forms of compensation that are granted vary by business unit, geographic market and employee job function and level; however, most employees have their pay linked to a combination of Group, business unit, division, department and individual performance.

Value oriented
There is a strong link between compensation programs and company values. The design and administration of the compensation programs are guided and supported by the Credit Suisse Group Code of Conduct, the respective business unit’s core values and the Group’s commitment to diversity. Individual performance assessments measure results and the extent to which each employee upholds these values.

Market driven
Compensation levels must be competitive with those of the peers in each of the markets in which Credit Suisse Group competes. The Group’s programs are structured to compete both in design and in total compensation relative to assessment of competitive practices and performance. Appropriate pay positioning at all levels, for all components of compensation including base salary, cash compensation, equity awards and other deferred programs, is benchmarked and reviewed regularly.

Shareholder aligned
Compensation should reflect not only short-term business performance but also growth over the long term. The Group’s compensation programs are designed to motivate the creation of shareholder value by linking annual pay to the Group’s financial results and by providing a competitively balanced pay mix between cash and equity.

Compensation elements
Compensation can be split into two main categories:
  Fixed compensation (base salary and local allowances); and
  Variable compensation (cash bonus, deferred bonus and long-term incentives).

The compensation mix varies by functional level within the organization. A majority of the compensation awarded to an employee is fixed. At the management level, the compensation mix varies by business, position and location with a greater emphasis on incentive elements at the executive level. The principles associated with each category of compensation are described below. Regional and business segment modifications are taken into consideration in accordance with local laws, customs or practice.

Fixed compensation
As part of its compensation philosophy, Credit Suisse Group seeks to pay all full-time employees market-competitive base salaries that attract, motivate and retain highly qualified professionals. Base salaries for employees take into consideration position, experience and skill sets and acknowledge individual performance.

Credit Suisse Group’s base salary structure is generally aimed at the median level of the industry in the relevant markets. The period of review, generally annually, is set according to local practice.

The Group also seeks to provide competitive pension and fringe benefit packages in each jurisdiction in which it operates.

Variable compensation
The award of any variable compensation and the value thereof is determined on a business-by-business and on an individual basis and, unless dictated by contractual obligation, is solely at the discretion of the Group.

  The cash bonus element is intended to reward and drive performance above and beyond the core requirements of the job function, providing greater earning potential for exceeding predetermined goals. In addition, the Group may pay commissions to employees operating in specific areas of the business where such compensation practices are warranted. The value of commissions paid is determined by formulae which are regularly reviewed to ensure they remain competitive to market benchmarks.
  The deferred bonus element is designed to promote employee retention and align employee and shareholder interests. In certain jurisdictions, this may have tax benefits. The principal vehicle for delivery of the deferred bonus is the Credit Suisse Group Master Share Plan. Under the Master Share Plan, a portion of the bonus may be delivered in the form of registered shares, phantom shares, options or other equity-based instruments. The mandatory deferral percentage is based upon the employee’s position and compensation level in accordance with the terms of the applicable business unit regulations. All equity awards are subject to restrictive covenants such as vesting or blocking according to local regulations. In addition to mandatory deferrals, voluntary deferrals are offered in certain jurisdictions and may include such elements as the additional purchase of registered shares, contributions to pension/retirement plans and deferred cash compensation plans.
  The Group also employs a variety of other long-term incentive plans or programs to assist in hiring at competitive levels, to enhance the link between the employees and the shareholders, and to further encourage retention. These usually consist of special equity grants with terms and conditions designed to meet the plan’s objectives.

Metrics
Competitive market analysis and performance evaluations are completed annually and submitted to the Compensation Committee in support of annual incentive compensation recommendations. The analysis consists of data obtained from various sources including competitor analysis completed by an appointed independent global compensation consulting firm, benchmarking statistics directly from competitors, proxy data and general market intelligence.

Within the context of the respective markets, Credit Suisse Group evaluates performance at several levels:

The Company
  Overall Credit Suisse Group financial results are examined, analyzing quantitative performance goals including: net income, net operating profit, pre-tax margin/return on equity and ratio of compensation expense to net revenue. Performance targets for the ensuing year are set during the annual strategic planning process.

The business unit, division and/or department
  The actual versus budget and prior year contribution is measured, as well as strategic initiatives, market share and the control environment.

The individual employee
  The individual employee’s performance is assessed against objectives and accomplishments through a number of methods such as employee reviews, 360° evaluation process, and “management-by-objectives” and by looking at qualitative measures such as the employee’s participation in activities which promote Credit Suisse Group’s vision and strategy.

During 2003 the Compensation Committee received reports from an independent global compensation consulting firm to ensure that the programs, in the judgment of the Compensation Committee, remain competitive and correspond to market practice, are in line with Credit Suisse Group’s compensation principles, and take shareholder interest into consideration.

Information on compensation paid to the members of the Board of Directors and the Group Executive Board for 2003 as well as equities held by this group of individuals is found in footnote 41 to the consolidated financial statements.

Loans to Members of the Board of Directors and Group Executive Board

Information on loans made by Credit Suisse Group or any of its subsidiaries to members of the Board of Directors and the Group Executive Board is available in note 35 to the consolidated financial statements.

Shareholders

Voting rights, transfer of shares
There is no limitation under Swiss law or Credit Suisse Group’s Articles of Association, or AoA, on the right of non-Swiss residents or nationals to own Credit Suisse Group shares. Credit Suisse Group recognizes as a shareholder with voting rights the person whose name is entered in the share register. A person who has acquired shares will, upon application and disclosure of his or her name, address and citizenship, be entered without limitations in the share register as having voting rights provided that he or she expressly states that the shares were acquired in his or her own name for his or her own account (Art. 4, Section 1 and 2 of the AoA). Any person not expressly making such a statement, which is referred to as a “nominee”, may be entered for a maximum of 2% of the total outstanding share capital with voting rights in the share register. In excess of this limit, registered shares held by a nominee will only be granted voting rights if the nominee declares in writing that he or she is prepared to disclose the name, address and shareholding of any person for whose account he or she is holding 0.5% or more of the outstanding share capital (Art. 4, Section 3 of the AoA).

In principle, each share represents one vote at the Annual General Meeting, or AGM, with the exception of the shares held by Credit Suisse Group, which do not have any voting rights as a result of that ownership. However, the shares for which a single shareholder can directly or indirectly exercise voting rights, for his or her own shares or as a proxy, may not exceed 2% of the total outstanding share capital, unless one of the exemptions discussed below applies (Art. 10, Section 1 of the AoA). For the purposes of the restrictions on voting rights, legal entities, partnerships or groups of joint owners or other groups in which individuals or legal entities are related to one another through capital ownership or voting rights or have common management or are otherwise interrelated are regarded as being a single shareholder. The same applies to individuals, legal entities or partnerships that act in concert with intent to evade the limitation on voting rights (Art. 10, Section 2 of the AoA).

The restrictions on voting rights do not apply to the exercise of voting rights by the Credit Suisse Group proxy or by the independent proxy as designated by Credit Suisse Group (Art. 689c of the Swiss Code of Obligations, or CO) or by persons acting as proxies for deposited shares (Art. 689d of the CO) provided all such persons have been instructed by shareholders to act as proxies (Art. 10, Section 3 of the AoA). Nor do the restrictions on voting rights apply to shares in respect of which the shareholder confirms to Credit Suisse Group in the application for registration that he or she has acquired the shares in his or her name for his or her own account and in respect of which the disclosure requirements in accordance with the Federal Act on Stock Exchange and Securities Trading and the relevant ordinances and regulations have been fulfilled (Art. 10, Sections 4 and 6 of the AoA). In addition, the restrictions on voting rights do not apply to shares which are registered in the name of a nominee, provided that this nominee furnishes Credit Suisse Group with the name, address and shareholding of the person(s) for whose account he or she holds 0.5% or more of the total share capital outstanding at the time and for which he or she has satisfied the disclosure requirements in accordance with the Federal Act on Stock Exchanges and Securities and the relevant ordinances and regulations. The Board of Directors has the right to conclude separate agreements with nominees concerning both their disclosure requirements and the exercise of voting rights (Art. 10, Section 5 AoA). At December 31, 2003, no such agreements were in place.

The AoA provide that Credit Suisse Group may elect not to print and deliver certificates in respect of registered shares. Shareholders may, however, request at any time that such certificates be printed and delivered free of charge. In the case of shares not physically represented by certificates, the transfer of shares is effected by a corresponding entry in the custody records of a bank or the depositary institution following an assignment in writing by the selling shareholder and notification of such assignment to Credit Suisse Group by the transferor, the bank or depositary institution. The transfer of shares further requires that the purchaser file a share registration form to be registered in the share register as a shareholder. Failing such registration, the purchaser may not vote or participate in shareholders’ meetings.

Each shareholder, whether registered in the share register or not, is entitled to receive dividends, if and when approved at the AGM. The same principle applies for capital repayments in the event of a reduction of the share capital and for liquidation proceeds in the event Credit Suisse Group is dissolved or liquidated. Under Swiss law, a shareholder has no liability for capital calls, but also is not entitled to reclaim his or her capital contribution. Swiss law further requires a company to apply the principle of equal treatment to all shareholders.

Annual General Meeting
Under Swiss law, the AGM must be held within six months after the end of the fiscal year. For Credit Suisse Group the fiscal year ends December 31, which means that the AGM can be held no later than June 30. The AGM may be convened by the Board of Directors or, if necessary, by the statutory auditors, with 20 days’ advance notice. The Board of Directors is further required to convene an extraordinary shareholders’ meeting if so resolved at a shareholders’ meeting or if so requested by shareholders holding in aggregate at least 10% of the nominal share capital. The request to call an extraordinary shareholders’ meeting must be submitted in writing to the Board of Directors, and at the same time shares of Credit Suisse Group representing at least 10% of the share capital must be deposited. Shareholders holding shares with an aggregate par value of CHF 1 million have the right to request that a specific item be put on the agenda and voted upon at the next AGM. The request to include a particular item on the agenda, together with a relevant proposal, must be submitted in writing to the Board of Directors not later than 45 days before the meeting and at the same time shares of Credit Suisse Group with a par value of at least CHF 1 million must be deposited for safekeeping. The shares remain in safekeeping until the day after the AGM (Art. 7 of the AoA). As a consequence of the par value reduction to be voted on at the AGM on April 30, 2004, the Board has proposed to reduce these thresholds to CHF 0.5 million, subject to shareholder approval. Notice of an AGM, including agenda items and proposals submitted by the Board of Directors and by shareholders, must be published in the Swiss Gazette of Commerce (Schweizerisches Handelsamtsblatt) at least 20 days prior to the meeting.

Holders of shares may request a registration in the share register at any time. There is, in particular, no deadline for registering shares before an AGM. However, technical considerations may make a registration on the same day as the AGM impossible.

The AGM may in principle pass resolutions without regard to the number of shareholders present at the meeting or represented by proxy. Resolutions and elections by the AGM generally require the approval of a majority of the votes represented at the meeting, except as otherwise prescribed by mandatory provisions of law or by the Articles of Association (Art. 13, Section 1 of the AoA). For example, shareholders’ resolutions requiring a vote by a majority of the votes represented include (i) amendments to the AoA, unless a supermajority is necessary; (ii) election of directors and statutory auditors; (iii) approval of the annual report and the statutory and consolidated accounts; and (iv) determination of allocation of distributable profit. However, under Swiss law, a quorum of at least half of the share capital and a two-thirds majority of the votes represented is required for resolutions on (i) change of the purpose of the company; (ii) creation of shares with increased voting powers; (iii) implementation of transfer restrictions on shares; (iv) authorized or conditional increase in the share capital; (v) increase of capital by way of conversion of capital surplus or by contribution in kind; (vi) restriction or suspension of preferential rights; (vii) change of location of the principal office; and (viii) dissolution of the company without liquidation. A quorum of at least half of the share capital and approval by at least three-quarters of the votes cast is required for resolutions on (i) the conversion of registered shares into bearer shares; (ii) amendments to the provision of the AoA relating to registration and voting rights of nominee holders; and (iii) the dissolution of the company. A quorum of at least half of the share capital and the approval of at least seven-eighths of votes cast is required for amendments to provisions of the AoA relating to voting rights (Art. 12, Section 2 and Art. 13 Section 2 of the AoA).

Changes of control and defense measures

Duty to make an offer
Unless otherwise provided in the AoA, anyone who, directly or indirectly or acting in concert with third parties, acquires 33 1/3% or more of the voting rights of a listed Swiss company, whether or not such rights are exercisable, must make an offer to acquire all of the listed equity securities of such company (Art. 32 of the Federal Act on Stock Exchanges and Securities Trading, or Stock Exchange Act). Credit Suisse Group’s Articles of Association do not include a contrary provision. This mandatory offer obligation may be waived under certain circumstances by the Swiss Takeover Board or the Federal Banking Commission. If no waiver is granted, the mandatory offer must be made pursuant to procedural rules set forth in the Stock Exchange Act and the implementing ordinances.

Clauses on changes of control
Subject to certain provisions in the Group’s employee benefit plans providing for the treatment of outstanding awards in the case of a change of control, there are no provisions in the AoA that require the payment of extraordinary benefits in case of a change of control in the agreements and plans benefiting members of the Board of Directors and Group Executive Board or any other members of senior management. Specifically, there are no contractually agreed severance payments in the case of a change of control of the Group. Moreover, none of the employment contracts with members of the Group Executive Board or other members of senior management provides for extraordinary benefits that would be triggered by a change of control.

Auditors

Internal Auditors
At year-end, Credit Suisse Group’s Internal Audit Department consisted of approximately 280 professionals, more than 250 of which are engaged directly in audit activities. The head of Internal Audit is Heinz Leibundgut, who assumed this role in July 2003 from Urs P. Haenni. The head of Internal Audit reports directly to the Audit Committee.

Internal auditing is an independent, objective assurance and consulting activity designed to add value and improve Credit Suisse Group’s operations. It uses a systematic, disciplined approach to evaluating and improving the effectiveness of the Group’s risk management, control and governance processes. Internal Audit is responsible for carrying out audits in the Group’s banking and insurance business areas on a periodic basis in line with Auditing Regulations as approved by the Audit Committee or the Board of Directors. Internal Audit regularly and independently assesses the risks of the various business activities, taking into account, among other things, industry developments, strategic and organizational decisions, best practice and regulatory concerns. Based on the results of its assessment, Internal Audit develops detailed annual audit objectives, defining areas of audit concentration and required resources to be approved by the Audit Committee. Internal Audit coordinates its efforts with the activities of the External Auditor to leverage the total effect. Striving for best practice, Internal Audit regularly benchmarks its methods and tools with peers. Management as well as the Chairman of the Board and the Chairman of the Audit Committee regularly receive individual reports or summaries prepared by Internal Audit. In addition, the head of Internal Audit reports the department’s findings to the Audit Committee at each quarterly meeting.

External Auditors
Credit Suisse Group’s statutory and group auditor is KPMG Klynveld Peat Marwick Goerdeler SA, Zurich, or KPMG. The mandate was first given to KPMG for the business year 1989/1990. The lead Group engagement partners, Brendan Nelson, who is the Global Lead Partner, and Peter Hanimann, who is the Leading Bank Auditor, assumed these roles in 1997 and 1998, respectively. In addition, Credit Suisse Group has mandated BDO Sofirom, Zurich, as special auditor for the purposes of issuing the legally required report for capital increases in accordance with Article 652f of the Swiss Code of Obligations.

The Audit Committee monitors and approves the fees to be paid to KPMG for its services.

KPMG received the following fees related to the years 2002 and 2003:

Type of Service (in CHF m) 2003 2002

Audit services	51.1	60.7

Audit related services 1)	3.7	18.7

Tax services 2)	8.1	5.4

All other services 3)	3.5	8.3 4)

1) Audit-related fees are primarily in respect of: (i) reports related to the Group’s compliance with provisions of or calculations required by agreements; (ii) internal control related reports; (iii) regulatory advisory services; and (iv) financial risk management advisory services covering operational, credit, market and liquidity risk.

2) Tax fees are fees in respect of tax compliance services, including: (i) preparation and or review of tax returns of the Group and its subsidiaries; (ii) expatriate tax return preparation services; and (iii) confirmations relating to the Qualified Intermediary status of Group entities.

3) All other fees are primarily in respect of: (i) advice as to the Group’s accounting treatment of actual or contemplated transactions; (ii) information risk management advisory services; and (iii) accounting and tax advice provided to front office personnel in connection with client transactions.

4) In addition to this amount, the Group paid CHF 16.0 million in 2002 to KPMG consulting during the period KPMG consulting was still affiliated with KPMG audit.

KPMG attends all ordinary meetings of the Audit Committee. At each meeting, KPMG reports on the findings of its audit and/or review work. The Audit Committee approves on an annual basis KPMG’s audit plan and evaluates the performance of KPMG and its senior representatives in fulfilling its responsibilities. Moreover, the Audit Committee recommends to the Board the appointment or replacement of the External Auditor, subject to shareholder approval.

KPMG provides at least once a year a report as to its independence to the Audit Committee. In addition, and in light of new strict regulations of the U.S. Securities and Exchange Commission, or the SEC, Credit Suisse Group has revised its policy on the engagement of public accounting firms, which has been approved by the Audit Committee, to further ensure an appropriate degree of independence of its external auditor. The policy limits the scope of services that may be provided to Credit Suisse Group or any of its subsidiaries by KPMG to audit and certain permissible types of non-audit services, including audit-related services, tax services and other services that have been pre-approved by the Audit Committee. The Audit Committee pre-approves all other services on a case-by-case basis. KPMG is required to periodically report to the Audit Committee regarding the extent of services provided by KPMG and the fees for the services performed to date.

Information policy

Credit Suisse Group is committed to an open and fair information policy vis-à-vis its shareholders as well as other stakeholders. Credit Suisse Group’s Investor Relations Department and Media Relations Department are responsible for enquiries (for contact details see “Information for Investors”).

All shareholders registered in the Credit Suisse Group share register automatically receive an invitation to the Group’s AGM including an order form to receive the full Annual Report of Credit Suisse Group. Each registered shareholder will automatically receive a quarterly shareholders’ letter providing an overview on the Group’s performance in a short and concise format. In addition, the Group produces detailed Quarterly Reports on its financial performance. Shareholders can elect whether they would like to regularly receive the Quarterly Reports. All of these reports, the annual report on Form 20-F and other regularly updated information can be found on Credit Suisse Group’s website www.credit-suisse.com.

MAIN OFFICES

Credit Suisse Group
Paradeplatz 8
P.O. Box 1
8070 Zurich
Switzerland
Tel. +41 1 212 1616
Fax. +41 1 333 2587

Credit Suisse Financial Services
Paradeplatz 8
P.O. Box 2
8070 Zurich
Switzerland
Tel. +41 1 334 4020
Fax. +41 1 334 9010

Private Banking
Paradeplatz 8
P.O. Box 500
8070 Zurich Switzerland
Tel. +41 1 333 4444
Fax. +41 1 334 9010

Corporate & Retail Banking
Paradeplatz 8
P.O. Box 100
8070 Zurich
Switzerland
Tel. +41 1 333 1111
Fax. +41 1 332 5555

Winterthur Group
General Guisan-Strasse 40
P.O. Box 357
8400 Winterthur
Switzerland
Tel. +41 52 261 1111
Fax. +41 52 213 6620

Credit Suisse First Boston
Uetlibergstrasse 231
P.O. Box 900
8070 Zurich
Switzerland
Tel. +41 1 333 5555
Fax. +41 1 333 5599

Credit Suisse First Boston
Eleven Madison Avenue
New York, NY 10010-3629
USA
Tel. +1 212 325 2000
Fax. +1 212 325 6665

Credit Suisse First Boston
One Cabot Square
London E14 4QJ
United Kingdom
Tel. +44 20 7888 8888
Fax +44 20 7888 1600

Credit Suisse Asset Management
Giesshübelstrasse 30
P.O. Box 800
8070 Zurich
Switzerland
Tel. +41 1 335 1111
Fax. +41 1 333 2225

Credit Suisse Asset Management
466 Lexington Ave.
New York, NY 10017
USA
Tel. +1 212 875 3500
Fax +1 646 658 0728

Credit Suisse Asset Management
Beaufort House
15 St. Botolph Street
London EC3A 7JJ
United Kingdom
Tel. +44 20 7426 2626
Fax. +44 20 7426 2828

INFORMATION FOR INVESTORS

Credit Suisse Group shares
Ticker symbols
Stock exchange listings	Bloomberg	Reuters	Telekurs

SWX Swiss Exchange/virt-x	CSGN VX	CSGN.VX	CSGN,380
New York (ADS) 1)	CSR US	CSR.N	CSR,065

1) 1 ADS represents 1 registered share.
	CSG share	ADS

Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number		225 401 108

Ratings
	Moody’s	Standard & Poor’s	Fitch Ratings

Credit Suisse Group
Short term	–	A-1	F1+
Long term	Aa3	A	AA-
Outlook	Stable	Stable	Negative

Credit Suisse
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Credit Suisse First Boston
Short term	P-1	A-1	F1+
Long term	Aa3	A+	AA-
Outlook	Stable	Stable	Negative

Winterthur
Insurer Financial Strength	A1	A	AA
Outlook	Stable	Negative	Negative

Enquiries Credit Suisse Group
Investor Relations
Gerhard Beindorff, Marc Buchheister
Tel. +41 1 333 4570/+41 1 333 3169
Fax +41 1 333 2587
Credit Suisse Group
Media Relations
Karin Rhomberg Hug, Claudia Kraaz
Tel. +41 1 333 8844
Fax +41 1 333 8877

Copies of all Credit Suisse Group financial publications may be ordered from: Credit Suisse
KIDM 23
Uetlibergstrasse 231
8070 Zurich
Switzerland
Fax +41 1 332 7294
www.credit-suisse.com/results/order.html
Designed by Pauffley, London
Cover photography by Mike Ellis, London
Board photography by Jürg Isler, Basle
Produced by Management Digital Data AG, Zurich
Printed by NZZ Fretz AG, Zurich
Credit Suisse Group’s Annual Report 2003 is printed on a totally chlorine-free (TCF) paper and is fully recyclable.

Cautionary statement regarding forward-looking information

This “Annual Report” contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such -statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient -liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these -products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; and (xviii) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our Form 20-F and reports on Form 6-K filed with or furnished to the US Securities and Exchange Commission.

Cautionary statement regarding non-GAAP financial information

This Annual Report contains non-GAAP financial information. A reconciliation of such non-GAAP financial information to the most directly comparable measures under generally accepted accounting principles is contained in this report and is posted on our website at www.credit-suisse.com/sec.html.
Credit Suisse Group
Paradeplatz 8 P.O. Box 1
8070 Zurich Switzerland
Tel. +41 1 212 1616
Fax +41 1 333 2587
www.credit-suisse.com

5520014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP (Registrant)

Date March 31, 2004	By:	/s/ David Frick
(Signature)*
*Print the name and title of the signing officer under his signature		Member of the Executive Board
/s/ Karin Rhomberg Hug
Managing Director

English